     As filed with Securities and Exchange Commission on December 30, 2011.
                                                            File Nos. 333-
                                                                       811-08369
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                    FORM N-4
                             REGISTRATION STATEMENT
                                      UNDER

                             THE SECURITIES ACT OF 1933                          [X]

                            Pre-Effective Amendment No.                          [ ]

                            Post-Effective Amendment No.                         [ ]


                                     and/or

                             REGISTRATION STATEMENT
                              UNDER THE INVESTMENT

                                 COMPANY ACT OF 1940                             [X]

                                   Amendment No.                                 [ ]


                        (CHECK APPROPRIATE BOX OR BOXES)

                                  ------------

                        FS VARIABLE ANNUITY ACCOUNT FIVE
                           (Exact Name of Registrant)

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                               (Name of Depositor)

                           ONE WORLD FINANCIAL CENTER
                               200 LIBERTY STREET
                            NEW YORK, NEW YORK 10281
              (Address of Depositor's Principal Offices) (Zip Code)

        DEPOSITOR'S TELEPHONE NUMBER, INCLUDING AREA CODE: (800) 996-9786


                             MALLARY L. REZNIK, ESQ.
                     C/O SUNAMERICA RETIREMENT MARKETS, INC.
                       LOS ANGELES, CALIFORNIA 90067-6022
      (Name and Address of Agent for Service for Depositor and Registrant)


Approximate Date of Proposed Public Offering: As soon after the effective date of this registration statement as is practicable.

Title of Securities Being Registered: Units of interest in FS Variable Annuity Account Five of The United States Life Insurance Company in the City of New York under variable annuity contracts.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                      NOTE

Registrant is filing this Registration Statement for the purpose of registering interests under Seasons Select II variable annuity contracts ("Contracts") on a new Form N-4. Interests under the Contracts were previously registered on Form N-4 (File No. 333-146452) and funded by FS Variable Annuity Account Five (File No. 811-08369). Upon effectiveness of a merger between First SunAmerica Life Insurance Company ('First SunAmerica') into and with The United States Life Insurance Company in the City of New York ("US Life"), (i) US Life became the obligor of the Contracts and (ii) FS Variable Annuity Account Five was transferred intact to US Life.

Pursuant to the SEC staff's position in the Great-West Life & Annuity Insurance Co. No-Action Letter (available October 23, 1990) concerning annual update requirements for inactive contracts, Registrant no longer files annual post-effective amendments to this Form N-4.

The content of Post-Effective Amendment No. 4 under the Securities Act of 1933 and to the Registration Statement of Form N-4, filed with the Securities and Exchange Commission on July 22, 2009 (File Nos. 333-146452 and 811-08369; Accession No. 0000950123-09-024331) is incorporated herein by reference including:

     1. Part A - Prospectus, as supplemented by this filing; and

     2. Part B - Statement of Additional Information, except Financial
        Statements.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                        FS VARIABLE ANNUITY ACCOUNT FIVE

--------------------------------------------------------------------------------

                         SUPPLEMENT TO THE PROSPECTUSES

               SEASONS ELITE VARIABLE ANNUITY DATED JULY 27, 2009
             SEASONS SELECT II VARIABLE ANNUITY DATED JULY 27, 2009

--------------------------------------------------------------------------------

The United States Life Insurance Company in the City of New York ("US Life") is amending the prospectuses for the above variable annuity contracts (the "Contracts") for the purpose of providing information regarding the merger of First SunAmerica Life Insurance Company ("First SunAmerica") into US Life effective December 31, 2011.

The following replaces the definition of "Company" in the GLOSSARY section of the prospectus:

     COMPANY -- Refers to The United States Life Insurance Company in the City of New York ("US Life"), the insurer that issues this contract. The term "we," "us" and "our" are also used to identify the issuing Company.

The following paragraphs are added to the prospectus under the OTHER INFORMATION header of the prospectus:

     Effective December 31, 2011, First SunAmerica Life Insurance Company ("First SunAmerica"), an affiliate of US Life, merged with and into US Life ("Merger"). Before the Merger, contracts in New York were issued by First SunAmerica. Upon the Merger, all contractual obligations of First SunAmerica became obligations of US Life. Accordingly, all references in the prospectus to First SunAmerica as the issuer of the Contracts and owner of the separate account assets are amended to refer to US Life.

     The Merger did not affect the terms of, or the rights and obligations under your contract, other than to reflect the change to the Company that provides your contract benefits from First SunAmerica to US Life. You will receive a contract endorsement from US Life that reflects the change from First SunAmerica to US Life. The Merger also did not result in any adverse tax consequences for any contract Owners.

     Until we update all the forms to reflect the First SunAmerica merger into US Life, we may provide you with forms, statements or reports that still reflect First SunAmerica as the issuer. You may also contact US Life, the issuer of the contract in New York. You can contact US Life at its Annuity Service Center, P.O. Box 54299, Los Angeles, California 90054-0299. Telephone Number: (800) 445-7862.

The following replaces the third paragraph under the subheading "THE COMPANY" in the OTHER INFORMATION section of the prospectus:

     THE COMPANY

     The United States Life Insurance Company in the City of New York ("US Life") is a stock life insurance company organized under the laws of the state of New York on February 25, 1850. Its principal place of business is One World Financial Center, 200 Liberty Street, New York, New York 10281. US Life is an indirect, wholly owned subsidiary of American International Group, Inc., a

     Delaware corporation. US Life conducts life insurance and annuity business primarily in the state of New York.

The following information about FS Variable Annuity Account Five is added under THE SEPARATE ACCOUNT header of the prospectus:

                        FS VARIABLE ANNUITY ACCOUNT FIVE

     Before December 31, 2011, FS Variable Annuity Account Five was a separate account of First SunAmerica, originally established under New York law on August 1, 1997. On December 31, 2011, and in conjunction with the merger of US Life and First SunAmerica, FS Variable Annuity Account Five was transferred to and became a separate account of US Life under New York law.


The following replaces the paragraph under LEGAL PROCEEDINGS header of the prospectus:

                                LEGAL PROCEEDINGS

     There are no pending legal proceedings affecting FS Variable Annuity Account Five. Various lawsuits against US Life and its subsidiaries have arisen in the ordinary course of business. In addition, various federal, state and other regulatory agencies may from time to time review, examine or inquire into the operations, practices and procedures of US Life and its subsidiaries, such as through financial examinations, market conduct exams or regulatory inquiries. In management's opinion, these matters are not material in relation to the financial position of US Life.

The following is added under the FINANCIAL STATEMENTS header of the prospectus:

     The financial statements of US Life, the Separate Account and American International Group, Inc. can be found in this registration statement.

     We are required to include additional financial statements in this registration statement because of the December 31, 2011 merger of First SunAmerica into US Life. These additional financial statements are those of First SunAmerica and unaudited pro forma condensed financial data of US Life at December 31, 2010 reflecting the effect of the merger.

     SEPARATE ACCOUNT FINANCIAL STATEMENTS

     The following financial statements of FS Variable Annuity Account Five are included in this registration statement:

     -    Report of Independent Registered Public Accounting Firm

     -    Statements of Assets and Liabilities as of April 30, 2011

     -    Schedules of Portfolio Investments as of April 30, 2011

     -    Statements of Operations for the year ended April 30, 2011

     - Statements of Changes in New Assets for the years ended April 30, 2011 and 2010

     -    Notes to Financial Statements

     THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK FINANCIAL STATEMENTS

     The following financial statements of The United States Life Insurance Company in the City of New York are included in this registration statement:

     -    Report of Independent Registered Public Accounting Firm

     -    Balance Sheets as of December 31, 2010 and 2009

     - Statements of Income (Loss) for the years ended December 31, 2010, 2009 and 2008

     - Statements of Comprehensive Income (Loss) for the years ended December 31, 2010, 2009 and 2008

     - Statements of Shareholder's Equity for the years ended December 31, 2010, 2009 and 2008

     - Statements of Cash Flows for the years ended December 31, 2010, 2009 and 2008

     -    Notes to Financial Statements

     FIRST SUNAMERICA LIFE INSURANCE COMPANY FINANCIAL STATEMENTS

     The following financial statements of First SunAmerica Life Insurance Company are included in this registration statement:

     -    Report of Independent Registered Public Accounting Firm

     -    Balance Sheets as of December 31, 2010 and 2009 (restated)

     - Statements of Income (Loss) and Comprehensive Income (Loss) for the years ended December 31, 2010, 2009 (restated) and 2008 (restated)

     - Statements of Shareholder's Equity for the years ended December 31, 2010, 2009 (restated) and 2008 (restated)

     - Statements of Cash Flows for the years ended December 31, 2010, 2009 (restated) and 2008 (restated)

     -    Notes to Financial Statements

     The financial statements of the Company (formerly First SunAmerica) should be considered only as bearing on the ability of the Company to meet its obligation under the contracts.

     PricewaterhouseCoopers LLP, 350 South Grand Avenue, Los Angeles, California 90071, serves as the independent registered public accounting firm for the Separate Account and First SunAmerica. PricewaterhouseCoopers LLP, 1201 Louisiana Street, Suite 2900, Houston, Texas 77002, serves as the independent registered public accounting firm for the Company. The audited financial statements referred to above are included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.


     UNAUDITED PRO FORMA CONDENSED FINANCIAL DATA OF THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

     The following Unaudited Pro Forma Condensed Financial Data of The United States Life Insurance Company in the City of New York are included in this registration statement:

     -    Unaudited Pro Forma Condensed Balance Sheet as of December 31, 2010

     - Unaudited Pro Forma Condensed Statements of Income (Loss) for the years ended December 31, 2010, 2009 and 2008

     -    Notes to Financial Statements

     AMERICAN INTERNATIONAL GROUP, INC. FINANCIAL INFORMATION

     The consolidated financial statements, the financial statement schedules and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control over Financial Reporting) incorporated into this registration statement by reference to American International Group's Annual Report on Form 10-K for the year ended December 31, 2010, have been so incorporated in reliance upon the report (which contains explanatory paragraphs, referencing (i) the completion of a series of transactions to recapitalize AIG with the Department of the Treasury, the Federal Reserve Bank of New York and the AIG Credit Facility Trust on January 14, 2011 and (ii) the exclusion of Fuji Fire & Marine Insurance Company from the audit of internal control over financial reporting) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.



Dated:  January 3, 2012





                Please keep this Supplement with your Prospectus

                        FS VARIABLE ANNUITY ACCOUNT FIVE
                        --------------------------------

                                       OF
                                       --

                    FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    ---------------------------------------

                              FINANCIAL STATEMENTS
                              --------------------

                            APRIL 30, 2011 AND 2010
                            -----------------------

                        FS VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                              FINANCIAL STATEMENTS
                            APRIL 30, 2011 AND 2010

                                    CONTENTS

Report of Independent Registered Public Accounting Firm                       1
Statement of Assets and Liabilities, April 30, 2011                           2
Schedule of Portfolio Investments, April 30, 2011                             6
Statement of Operations, for the year ended April 30, 2011                    7
Statement of Changes in Net Assets, for the year ended April 30, 2011        11
Statement of Changes in Net Assets, for the year ended April 30, 2010        15
Notes to Financial Statements                                                19

      REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
      -------------------------------------------------------

To the Board of Directors of First SunAmerica Life Insurance Company and the Contractholders of its separate account, FS Variable Annuity Account Five

In our opinion, the accompanying statements of assets and liabilities, including the schedules of portfolio investments, and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of each of the Variable Accounts constituting FS Variable Annuity Account Five (the "Separate Account"), a separate account of First SunAmerica Life Insurance Company, at April 30, 2011, the results of their operations for the year then ended and the changes in each of their net assets for each of the two years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Separate Account's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at April 30, 2011 by correspondence with the custodians and transfer agents, provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Los Angeles, California
August 25, 2011

                        FS VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                      STATEMENT OF ASSETS AND LIABILITIES
                                 APRIL 30, 2011


                                                                                                      Allocation
                         Balanced   Conservative                Moderate    Allocation  Allocation    Moderate     Allocation
                          Growth       Growth       Growth      Growth      Balanced      Growth       Growth       Moderate
                         Strategy     Strategy     Strategy    Strategy    Portfolio    Portfolio    Portfolio      Portfolio
                         (Class 3)    (Class 3)    (Class 3)   (Class 3)    (Class 3)    (Class 3)    (Class 3)     (Class 3)
                         ------------------------------------------------------------------------------------------------------
Assets:
 Investments in Trusts,
  at net asset value     $1,587,725 $    782,659 $   2,516,749 $ 3,519,155 $ 13,445,024 $ 5,480,172 $  38,800,826  $ 14,870,864

Liabilities:                     --        --               --         --           --           --           --             --
                         ------------------------------------------------------------------------------------------------------

Net assets:              $1,587,725 $    782,659 $   2,516,749 $ 3,519,155 $ 13,445,024 $ 5,480,172 $  38,800,826  $ 14,870,864
                         ======================================================================================================
 Accumulation
  units outstanding          80,799       40,927       119,291     172,411    1,117,282      453,604    3,273,076     1,230,667
                         ======================================================================================================
Contracts with total
 expenses of 1.40% :
 Accumulation
  units outstanding          25,125       12,928        27,194      54,389      481,219      207,684      813,742       377,815
 Unit value of
  accumulation units     $    19.92 $      19.41 $       21.31 $     20.73 $      12.13 $      12.17 $      12.00 $       12.21

Contracts with total
 expenses of 1.55% :
 Accumulation
  units outstanding          43,100        4,957        44,017      39,944      192,413      105,719      661,075       366,807
 Unit value of
  accumulation units     $    19.63 $      19.35 $       21.20 $     20.44 $      12.02 $      12.06 $      11.88 $       12.10

Contracts with total
 expenses of 1.60% :
 Accumulation
  units outstanding             951        4,580        40,104      47,294      287,911       76,021      710,008       212,904
 Unit value of
  accumulation units     $    19.57 $      19.05 $       20.92 $     20.39 $      11.99 $      12.02 $      11.85 $       12.06

Contracts with total
 expenses of 1.75% :
 Accumulation
  units outstanding          11,623       18,462         7,976      30,784      155,739       64,180    1,088,251       273,141
 Unit value of
  accumulation units     $    19.14 $      18.88 $       20.69 $     19.85 $      11.83 $      11.90 $      11.73 $       11.91


    The accompanying notes are an integral part of the financial statements.

                         FS VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                      STATEMENT OF ASSETS AND LIABILITIES
                                 APRIL 30, 2011
                                  (continued)

                                           Diversified
                                  Cash         Fixed        Focus                International   Large Cap   Large Cap      Mid Cap
                               Management     Income       Growth   Focus Value    Equity        Growth        Value         Growth
                               Portfolio     Portfolio   Portfolio   Portfolio    Portfolio     Portfolio    Portfolio    Portfolio
                               (Class 3)     (Class 3)   (Class 3)   (Class 3)    (Class 3)     (Class 3)    (Class 3)    (Class 3)
                              ------------------------------------------------------------------------------------------------------
Assets:
 Investments in Trusts, at net
  asset value                  $2,552,966 $  1,048,399 $  1,370,957 $   630,825 $    2,108,666 $    1,189,400 $ 1,316,399 $  849,578

 Liabilities:                          --           --           --          --             --            --           --         --
                              ------------------------------------------------------------------------------------------------------

Net assets:                    $2,552,966 $  1,048,399 $  1,370,957 $   630,825 $    2,108,666 $    1,189,400 $ 1,316,399 $  849,578
                               =====================================================================================================
Accumulation units
 outstanding                      241,302       75,466      138,003      35,295        198,508        114,296      87,489     38,320
                               =====================================================================================================
Contracts with total
 expenses of 1.40% :
 Accumulation units
  outstanding                      88,993       12,895       58,709      11,509         46,544         36,023      13,305     14,267
 Unit value of accumulation
  units                        $    10.72 $      14.43 $      10.05 $     18.33 $        10.82 $        10.56 $     15.59 $    22.47

Contracts with total
 expenses of 1.55% :
 Accumulation units
  outstanding                      41,517        7,869       26,052       1,666         41,734         29,341      19,527      8,727
 Unit value of accumulation
  units                        $    10.55 $      13.85 $       9.96 $     17.99 $        10.65 $        10.43 $     15.04 $    22.27

Contracts with total
 expenses of 1.60% :
 Accumulation units
  outstanding                      63,330       21,347       29,577       4,405         31,496         20,954      20,624      4,955
 Unit value of accumulation
  units                        $    10.60 $      14.22 $       9.87 $     18.05 $        10.64 $        10.36 $     15.35 $    22.04

Contracts with total
 expenses of 1.75% :
 Accumulation units
  outstanding                      47,462       33,355       23,665      17,715         78,734         27,978      34,033     10,371
  Unit value of accumulation
   units                       $    10.32 $      13.48 $       9.69 $     17.52 $        10.48 $        10.21 $     14.65 $    21.73

    The accompanying notes are an integral part of the financial statements.

                        FS VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                      STATEMENT OF ASSETS AND LIABILITIES
                                 APRIL 30, 2011
                                  (continued)

                                                                                           American
                                                                American      American      Funds                        VIP
                                                                  Funds         Funds      Growth-         VIP         Equity-
                            Mid Cap        Real                    Global        Growth      Income      Contrafund    Income
                            Value        Return     Small Cap    Growth SAST      SAST        SAST      Portfolio     Portfolio
                          Portfolio     Portfolio   Portfolio    Portfolio     Portfolio    Portfolio  (Service       (Service
                          (Class 3)     (Class 3)   (Class 3)    (Class 3)     (Class 3)    (Class 3)    Class 2)     Class 2)
                          -------------------------------------------------------------------------------------------------------
Assets:
 Investments in Trusts,
  at net asset value        $1,155,558  $  732,039  $1,282,373 $   473,803  $    279,677  $   153,130  $    548,096    $  370,485

Liabilities:                      --          --          --           --             --           --           --            --
                          -------------------------------------------------------------------------------------------------------

Net assets:                $ 1,155,558  $  732,039  $1,282,373 $   473,803  $    279,677   $  153,130  $    548,096  $    370,485
                          =======================================================================================================

Accumulation
  units  outstanding            45,398      63,022      93,061      38,658        25,044      15,109         54,961        40,360
                          =======================================================================================================
Contracts with total
  expenses of 1.40% :
 Accumulation
  units outstanding             22,671       13,042      30,622      10,709       15,457        3,914        12,021        17,533
 Unit value of
  accumulation units        $    26.34   $    11.78  $    14.01 $    12.33   $     11.20  $     10.19  $      10.04  $       9.21

Contracts with total
  expenses of 1.55% :
 Accumulation
  units outstanding              6,029       12,610      17,386       7,420        3,740        4,789         4,788        10,575
 Unit value of
  accumulation units        $    24.55   $    11.66  $    13.89 $    12.25   $     11.13  $     10.12  $       9.98  $       9.17

Contracts with total
  expenses of 1.60% :
 Accumulation
  units outstanding              5,991       23,210      13,464      13,191        4,434         3,931       20,341         6,824
 Unit value of
  accumulation units        $    25.84   $    11.60  $    13.74 $    12.25   $     11.13  $     10.13  $      9.98   $       9.15

Contracts with total
  expenses of 1.75% :
 Accumulation
  units outstanding             10,707       14,160      31,589       7,338        1,413        2,475        17,811         5,428
 Unit value of
  accumulation units        $    23.87   $    11.45  $    13.52 $    12.18   $     11.05  $     10.07  $       9.92  $       9.12

    The accompanying notes are an integral part of the financial statements.

                        FS VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                      STATEMENT OF ASSETS AND LIABILITIES
                                 APRIL 30, 2011
                                  (continued)

                                   VIP Investment                                             T. Rowe Price Blue    T. Rowe Price
                                     Grade Bond         VIP Mid Cap         VIP Overseas         Chip Growth        Equity Income
                                     Portfolio           Portfolio           Portfolio            Portfolio           Portfolio
                                 (Service Class 2)   (Service Class 2)   (Service Class 2)        (Class II)         (Class II)
                                 -------------------------------------------------------------------------------------------------
Assets:

 Investments in Trusts,
   at net asset value            $       1,152,678   $       1,000,150   $         491,283   $            399,485  $       446,998


Liabilities:                                    --                  --                  --                     --               --
                                 -------------------------------------------------------------------------------------------------

Net assets:                      $       1,152,678   $       1,000,150   $         491,283   $            399,485  $       446,998
                                 =================================================================================================

Accumulation units
   outstanding                              99,456              85,949              55,624                 38,456           45,850
                                 =================================================================================================

Contracts with total
   expenses of 1.40% :
 Accumulation units
   outstanding                             25,630              48,914              29,748                 32,829           24,022
 Unit value of accumulation
   units                         $          11.65    $          11.67    $           8.86    $             10.40   $         9.79
Contracts with total
   expenses of 1.55% :
 Accumulation units
   outstanding                              26,322              15,266              12,407                  2,755            9,931
 Unit value of
   accumulation units            $           11.59   $           11.61   $            8.82   $              10.35  $          9.71
Contracts with total
   expenses of 1.60% :
 Accumulation units
   outstanding                              32,623              14,357               7,577                  1,904            6,777
 Unit value of
   accumulation units            $           11.58   $           11.61   $            8.79   $              10.32  $          9.72
Contracts with total
   expenses of 1.75% :
 Accumulation units
   outstanding                              14,881               7,412               5,892                    968            5,120
 Unit value of
   accumulation units            $           11.52   $           11.54   $            8.76   $              10.29  $          9.67

    The accompanying notes are an integral part of the financial statements.

                        FS VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       SCHEDULE OF PORTFOLIO INVESTMENTS
                                 APRIL 30, 2011

Variable Accounts                                  Shares    Net Asset Value    Net Asset
                                                                Per Share         Value        Cost      Leval (Note A)
-----------------------------------------------------------------------------------------------------------------------
SEASONS SERIES TRUST (Class 3):
 Balanced Growth Strategy :
  Asset Allocation: Diversified Growth Portfolio     38,566  $          10.45  $   402,854  $   356,410               1
  Multi-Managed Income/Equity Portfolio              68,074             12.71      865,383      831,613               1
  Stock Portfolio                                    20,221             15.80      319,488      255,630               1
                                                                               -----------  -----------
                                                                                 1,587,725    1,443,653
                                                                               -----------  -----------
 Conservative Growth Strategy :
  Asset Allocation: Diversified Growth Portfolio     19,087             10.45      199,386      163,761               1
  Multi-Managed Income Portfolio                     36,730             12.65      464,702      435,605               1
  Stock Portfolio                                     7,504             15.80      118,571       89,040               1
                                                                               -----------  -----------
                                                                                   782,659      688,406
                                                                               -----------  -----------
 Growth Strategy :
  Asset Allocation: Diversified Growth Portfolio     60,469             10.45      631,655      566,804               1
  Multi-Managed Growth Portfolio                     76,039             16.56    1,258,863    1,069,131               1
  Stock Portfolio                                    39,634             15.80      626,231      509,374               1
                                                                               -----------  -----------
                                                                                 2,516,749    2,145,309
                                                                               -----------  -----------
 Moderate Growth Strategy :
  Asset Allocation: Diversified Growth Portfolio     84,830             10.45      886,122      768,195               1
  Multi-Managed Moderate Growth Portfolio           130,470             14.80    1,930,309    1,716,043               1
  Stock Portfolio                                    44,476             15.80      702,724      548,079               1
                                                                               -----------  -----------
                                                                                 3,519,155    3,032,317
                                                                               -----------  -----------

 Allocation Balanced Portfolio                    1,204,679             11.16   13,445,024   11,740,791               1
 Allocation Growth Portfolio                        525,859             10.42    5,480,172    5,763,187               1
 Allocation Moderate Growth Portfolio             3,446,071             11.26   38,800,826   35,034,780               1
 Allocation Moderate Portfolio                    1,344,936             11.06   14,870,864   13,252,614               1
 Cash Management Portfolio                          238,645             10.70    2,552,966    2,584,220               1
 Diversified Fixed Income Portfolio                  90,394             11.60    1,048,399      997,945               1
 Focus Growth Portfolio                             127,609             10.74    1,370,957    1,084,492               1
 Focus Value Portfolio                               47,408             13.31      630,825      630,587               1
 International Equity Portfolio                     247,822              8.51    2,108,666    2,240,512               1
 Large Cap Growth Portfolio                         116,474             10.21    1,189,400    1,025,589               1
 Large Cap Value Portfolio                          109,742             12.00    1,316,399    1,292,045               1
 Mid Cap Growth Portfolio                            65,039             13.06      849,578      713,005               1
 Mid Cap Value Portfolio                             78,262             14.77    1,155,558    1,058,143               1
 Real Return Portfolio                               74,509              9.82      732,039      692,372               1
 Small Cap Portfolio                                124,943             10.26    1,282,373    1,066,054               1

SUNAMERICA SERIES TRUST (Class 3):
 American Funds Global Growth SAST Portfolio         39,496  $          12.00  $   473,803  $   370,795               1
 American Funds Growth SAST Portfolio                26,233             10.66      279,677      238,174               1
 American Funds Growth-Income SAST Portfolio         15,390              9.95      153,130      119,676               1

FIDELITY VARIABLE INSURANCE PRODUCTS
 (Service Class 2):
 VIP Contrafund Portfolio                            21,327  $          25.70  $   548,096  $   433,810               1
 VIP Equity-Income Portfolio                         18,020             20.56      370,485      283,358               1
 VIP Investment Grade Bond Portfolio                 91,121             12.65    1,152,678    1,109,344               1
 VIP Mid Cap Portfolio                               29,040             34.44    1,000,150      790,916               1
 VIP Overseas Portfolio                              26,905             18.26      491,283      391,419               1

T. ROWE PRICE EQUITY SERIES, INC. (Class II):
 T. Rowe Price Blue Chip Growth Portfolio            33,570  $          11.90  $   399,485  $   369,531               1
 T. Rowe Price Equity Income Portfolio               20,839             21.45      446,998      346,511               1

--------------
(A) Represents the level within the fair value hierarchy under which the portfolio is classified as defined in Fair Value Measurements, and described in Note 3 to the Financial Statements.

    The accompanying notes are an integral part of the financial statements.

                      FS VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                             STATEMENT OF OPERATIONS
                               FOR THE YEAR ENDED
                                 APRIL 30, 2011

                                                                                                           Allocation
                                 Balanced   Conservative              Moderate   Allocation   Allocation    Moderate    Allocation
                                  Growth       Growth       Growth     Growth     Balanced      Growth       Growth      Moderate
                                 Strategy     Strategy     Strategy   Strategy   Portfolio    Portfolio    Portfolio    Portfolio
                                (Class 3)    (Class 3)    (Class 3)  (Class 3)   (Class 3)    (Class 3)    (Class 3)    (Class 3)
                                --------------------------------------------------------------------------------------------------
Investment income:
 Dividends                      $  33,743  $      15,617  $  24,150  $  52,699  $   233,772  $    51,565  $   530,967  $   241,866
                                --------------------------------------------------------------------------------------------------
Expenses:
 Charges for distribution,
  mortality and expense risk      (20,252)       (10,775)   (35,087)   (49,358)    (192,400)     (74,095)    (566,034)    (216,285)
                                --------------------------------------------------------------------------------------------------
Net investment income (loss)       13,491          4,842    (10,937)     3,341       41,372      (22,530)     (35,067)      25,581
                                --------------------------------------------------------------------------------------------------
Net realized gains (losses)
 from sale of securities          (30,816)        (8,819)   (86,869)  (217,054)     (47,885)    (110,649)    (589,064)    (270,967)
Realized gain distributions            --             --         --         --           --           --           --           --
                                --------------------------------------------------------------------------------------------------
Net realized gains (losses)       (30,816)        (8,819)   (86,869)  (217,054)     (47,885)    (110,649)    (589,064)    (270,967)
                                --------------------------------------------------------------------------------------------------
Net unrealized appreciation
(depreciation) of investments:
 Beginning of period               (9,436)        30,905    (33,103)   (66,726)     506,053   (1,136,688)  (1,237,120)    (153,937)
 End of period                    144,072         94,253    371,440    486,838    1,704,233     (283,015)   3,766,046    1,618,250
                                --------------------------------------------------------------------------------------------------
Change in net unrealized
 appreciation (depreciation)
 of investments                   153,508         63,348    404,543    553,564    1,198,180      853,673    5,003,166    1,772,187
                                --------------------------------------------------------------------------------------------------
Increase (decrease) in net
 assets from operations         $ 136,183  $      59,371  $ 306,737  $ 339,851  $ 1,191,667  $   720,494  $ 4,379,035  $ 1,526,801
                                ==================================================================================================

    The accompanying notes are an integral part of the financial statements.

                      FS VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                             STATEMENT OF OPERATIONS
                               FOR THE YEAR ENDED
                                 APRIL 30, 2011
                                  (continued)

                                           Diversified     Focus
                                 Cash         Fixed      Growth and     Focus       Focus       Focus     International   Large Cap
                              Management     Income        Income      Growth      TechNet      Value        Equity       Composite
                              Portfolio     Portfolio    Portfolio    Portfolio   Portfolio   Portfolio     Portfolio     Portfolio
                              (Class 3)     (Class 3)    (Class 3)    (Class 3)   (Class 3)   (Class 3)     (Class 3)     (Class 3)
                             ------------------------------------------------------------------------------------------------------
Investment income:
 Dividends                   $        --  $     26,236  $     5,008  $       --  $       --  $   10,755  $       28,598  $    2,010
                             ------------------------------------------------------------------------------------------------------
Expenses:
 Charges for distribution,
  mortality and expense risk     (63,650)      (15,732)      (2,884)    (13,189)     (1,987)     (9,824)        (33,166)     (1,860)
                             ------------------------------------------------------------------------------------------------------
Net investment income (loss)     (63,650)       10,504        2,124     (13,189)     (1,987)        931          (4,568)        150
                             ------------------------------------------------------------------------------------------------------
Net realized gains (losses)
 from sale of securities         (84,061)       15,152     (109,217)      7,443      46,458     (66,726)       (364,960)    (90,286)
Realized gain distributions           --            --           --          --          --          --              --          --
                             ------------------------------------------------------------------------------------------------------
Net realized gains (losses)      (84,061)       15,152     (109,217)      7,443      46,458     (66,726)       (364,960)    (90,286)
                             ------------------------------------------------------------------------------------------------------
Net unrealized appreciation
 (depreciation) of
 investments:
 Beginning of period             (92,994)       37,262     (104,850)    (31,124)     14,702    (141,330)       (810,946)    (80,473)
 End of period                   (31,254)       50,454           --     286,465          --         238        (131,846)         --
                             ------------------------------------------------------------------------------------------------------
Change in net unrealized
 appreciation (depreciation)
 of investments                   61,740        13,192      104,850     317,589     (14,702)    141,568         679,100      80,473
                             ------------------------------------------------------------------------------------------------------
Increase (decrease) in net
 assets from operations      $   (85,971) $     38,848  $    (2,243) $  311,843  $   29,769  $   75,773  $      309,572  $   (9,663)
                             ======================================================================================================

    The accompanying notes are an integral part of the financial statements.

                      FS VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                             STATEMENT OF OPERATIONS
                               FOR THE YEAR ENDED
                                 APRIL 30, 2011
                                  (continued)

                                                                                                         American
                                                                                                           Funds     American
                                                                                                          Global       Funds
                                 Large Cap   Large Cap    Mid Cap     Mid Cap      Real                   Growth      Growth
                                  Growth       Value      Growth       Value      Return     Small Cap     SAST        SAST
                                 Portfolio   Portfolio   Portfolio   Portfolio   Portfolio   Portfolio   Portfolio   Portfolio
                                 (Class 3)   (Class 3)   (Class 3)   (Class 3)   (Class 3)   (Class 3)   (Class 3)   (Class 3)
                                ----------------------------------------------------------------------------------------------
Investment income:
 Dividends                      $      915  $   19,811  $       --  $    5,753  $    8,992  $       --  $    2,406  $      285
                                ----------------------------------------------------------------------------------------------
Expenses:
 Charges for distribution,
 mortality and expense risk        (16,077)    (19,976)    (11,052)    (15,878)    (12,974)    (16,944)     (5,849)     (2,241)
                                ----------------------------------------------------------------------------------------------
Net investment income (loss)       (15,162)       (165)    (11,052)    (10,125)     (3,982)    (16,944)     (3,443)     (1,956)
                                ----------------------------------------------------------------------------------------------
Net realized gains (losses)
 from sale of securities           (10,127)    (66,742)    (22,685)    (93,327)      3,776     (26,831)      6,195         553
Realized gain distributions             --          --          --          --          --          --          --          --
                                ----------------------------------------------------------------------------------------------
Net realized gains (losses)        (10,127)    (66,742)    (22,685)    (93,327)      3,776     (26,831)      6,195         553
                                ----------------------------------------------------------------------------------------------
Net unrealized appreciation
 (depreciation) of investments:
  Beginning of period              (13,570)   (194,142)    (81,783)   (187,226)     15,926     (46,319)     37,426      13,230
  End of period                    163,811      24,354     136,573      97,415      39,667     216,319     103,008      41,503
                                ----------------------------------------------------------------------------------------------
Change in net unrealized
 appreciation (depreciation)
 of investments                    177,381     218,496     218,356     284,641      23,741     262,638      65,582      28,273
                                ----------------------------------------------------------------------------------------------
Increase (decrease) in net
 assets from operations         $  152,092  $  151,589  $  184,619  $  181,189  $   23,535  $  218,863  $   68,334  $   26,870
                                ==============================================================================================

    The accompanying notes are an integral part of the financial statements.

                      FS VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                             STATEMENT OF OPERATIONS
                               FOR THE YEAR ENDED
                                 APRIL 30, 2011
                                  (continued)

                                American                                  VIP                                T. Rowe      T. Rowe
                                  Funds                       VIP      Investment                           Price Blue     Price
                              Growth-Income      VIP        Equity-      Grade       VIP Mid       VIP         Chip       Equity
                                  SAST        Contrafund    Income        Bond         Cap      Overseas      Growth      Income
                                Portfolio     Portfolio    Portfolio   Portfolio    Portfolio   Portfolio   Portfolio    Portfolio
                                               (Service    (Service     (Service    (Service    (Service
                                (Class 3)      Class 2)    Class 2)     Class 2)    Class 2)    Class 2)    (Class II)  (Class II)
                             -----------------------------------------------------------------------------------------------------
Investment income:
 Dividends                   $        1,796  $     3,647  $    4,121  $    35,574  $      596  $    3,842  $        --  $    5,146
                             -----------------------------------------------------------------------------------------------------
Expenses:
 Charges for distribution,
 mortality and expense risk          (2,358)      (6,303)     (4,252)     (19,317)     (8,399)     (4,823)      (1,231)     (5,177)
                             -----------------------------------------------------------------------------------------------------
Net investment income (loss)           (562)      (2,656)       (131)      16,257      (7,803)       (981)      (1,231)        (31)
                             -----------------------------------------------------------------------------------------------------
Net realized gains (losses)
 from sale of securities              1,132       16,296       2,885       73,005      23,750      (4,421)       2,223       4,559
Realized gain distributions              --          174          --       30,879         783       1,251           --          --
                             -----------------------------------------------------------------------------------------------------
Net realized gains (losses)           1,132       16,470       2,885      103,884      24,533      (3,170)       2,223       4,559
                             -----------------------------------------------------------------------------------------------------
Net unrealized appreciation
 (depreciation) of
 investments:
 Beginning of period                 15,708       56,324      48,004      102,606     108,621      21,284       13,370      53,068
 End of period                       33,454      114,286      87,127       43,334     209,234      99,864       29,954     100,487
                             -----------------------------------------------------------------------------------------------------
Change in net unrealized
 appreciation
 (depreciation)
 of investments                      17,746       57,962      39,123      (59,272)    100,613      78,580       16,584      47,419
                             -----------------------------------------------------------------------------------------------------
Increase (decrease) in net
 assets from operations      $       18,316  $    71,776  $   41,877  $    60,869  $  117,343  $   74,429  $    17,576  $   51,947
                             =====================================================================================================

    The accompanying notes are an integral part of the financial statements.

                        FS VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                 APRIL 30, 2011

                                                                                                           Allocation
                              Balanced    Conservative               Moderate    Allocation   Allocation    Moderate    Allocation
                               Growth        Growth       Growth      Growth      Balanced      Growth       Growth      Moderate
                              Strategy      Strategy     Strategy    Strategy    Portfolio    Portfolio    Portfolio    Portfolio
                              (Class 3)    (Class 3)     (Class 3)   (Class 3)   (Class 3)    (Class 3)    (Class 3)    (Class 3)
                             -----------------------------------------------------------------------------------------------------
INCREASE (DECREASE)
 IN NET ASSETS:
From operations:
 Net investment
  income (loss)              $   13,491  $       4,842  $  (10,937) $    3,341  $    41,372  $   (22,530) $   (35,067) $    25,581

 Net realized gains
  (losses) from securities
  transactions                  (30,816)        (8,819)    (86,869)   (217,054)     (47,885)    (110,649)    (589,064)    (270,967)
 Change in net unrealized
  appreciation (depreciation)
  of investments                153,508         63,348     404,543     553,564    1,198,180      853,673    5,003,166    1,772,187
                             -----------------------------------------------------------------------------------------------------
 Increase (decrease) in net
  assets from operations        136,183         59,371     306,737     339,851    1,191,667      720,494    4,379,035    1,526,801
                             -----------------------------------------------------------------------------------------------------
From capital transactions:
  Net proceeds from
   units sold                        --             --       9,000          --        5,196        8,996      298,861       21,429
  Cost of units redeemed        (49,036)       (19,409)   (223,601)   (523,073)    (727,936)    (207,339)  (2,227,704)    (925,349)
  Net transfers                 290,144        118,889     210,359     485,976      254,723      (26,389)      31,441       69,345
  Contract maintenance
   charge                          (333)          (262)     (1,051)       (493)        (698)      (1,242)      (4,550)      (1,390)
                              -----------------------------------------------------------------------------------------------------
 Increase (decrease) in net
  assets from capital
  transactions                  240,775         99,218      (5,293)    (37,590)    (468,715)    (225,974)  (1,901,952)    (835,965)
                             -----------------------------------------------------------------------------------------------------
Increase (decrease) in
 net assets                     376,958        158,589     301,444     302,261      722,952      494,520    2,477,083      690,836
Net assets at beginning
 of period                    1,210,767        624,070   2,215,305   3,216,894   12,722,072    4,985,652   36,323,743   14,180,028
                             -----------------------------------------------------------------------------------------------------
Net assets at end of period  $1,587,725  $     782,659  $2,516,749  $3,519,155  $13,445,024  $ 5,480,172  $38,800,826  $14,870,864
                             =====================================================================================================
ANALYSIS OF INCREASE
 (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                          --             --         463          --          444          763       27,447        1,903
 Units redeemed                  (2,727)        (1,100)    (11,616)    (30,004)     (65,938)     (19,881)    (208,429)     (84,657)
 Units transferred               15,559          6,521      11,188      25,607       23,048       (2,429)       4,751        6,439
                             -----------------------------------------------------------------------------------------------------
Increase (decrease)
 in units
 outstanding                     12,832          5,421          35      (4,397)     (42,446)     (21,547)    (176,231)     (76,315)
Beginning units                  67,967         35,506     119,256     176,808    1,159,728      475,151    3,449,307    1,306,982
                             -----------------------------------------------------------------------------------------------------
Ending units                     80,799         40,927     119,291     172,411    1,117,282      453,604    3,273,076    1,230,667
                             =====================================================================================================

    The accompanying notes are an integral part of the financial statements.

                        FS VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                 APRIL 30, 2011
                                  (continued)

                                           Diversified     Focus
                                 Cash         Fixed      Growth and     Focus       Focus       Focus     International   Large Cap
                              Management     Income        Income      Growth      TechNet      Value        Equity       Composite
                              Portfolio     Portfolio    Portfolio    Portfolio   Portfolio   Portfolio     Portfolio     Portfolio
                              (Class 3)     (Class 3)    (Class 3)    (Class 3)   (Class 3)   (Class 3)     (Class 3)     (Class 3)
                             ------------------------------------------------------------------------------------------------------
INCREASE (DECREASE)
 IN NET ASSETS:
From operations:
 Net investment income
  (loss)                     $   (63,650) $     10,504  $     2,124  $  (13,189) $   (1,987) $      931  $       (4,568) $      150

 Net realized gains (losses)
  from securities
  transactions                   (84,061)       15,152     (109,217)      7,443      46,458     (66,726)       (364,960)    (90,286)
 Change in net unrealized
  appreciation
  (depreciation)
  of investments                  61,740        13,192      104,850     317,589     (14,702)    141,568         679,100      80,473
                             ------------------------------------------------------------------------------------------------------
 Increase (decrease) in
  net assets from operations     (85,971)       38,848       (2,243)    311,843      29,769      75,773         309,572      (9,663)
                             ------------------------------------------------------------------------------------------------------

From capital transactions:
   Net proceeds from
    units sold                        --            46           --       2,494         545       1,712           7,241          --
   Cost of units redeemed       (519,868)     (126,074)      (7,159)    (23,430)     (2,634)    (33,540)       (318,676)     (2,336)
   Net transfers              (1,910,546)      269,834     (481,001)    752,807    (340,998)    (78,190)       (240,709)   (313,693)
   Contract maintenance charge    (1,392)          (65)         (69)       (189)        (27)       (112)           (356)        (54)
                             ------------------------------------------------------------------------------------------------------
 Increase (decrease) in net
  assets from capital
  transactions                (2,431,806)      143,741     (488,229)    731,682    (343,114)   (110,130)       (552,500)   (316,083)
                             ------------------------------------------------------------------------------------------------------
Increase (decrease) in
 net assets                   (2,517,777)      182,589     (490,472)  1,043,525    (313,345)    (34,357)       (242,928)   (325,746)
Net assets at beginning
 of period                     5,070,743       865,810      490,472     327,432     313,345     665,182       2,351,594     325,746
                             ------------------------------------------------------------------------------------------------------
Net assets at end of period  $ 2,552,966  $  1,048,399  $        --  $1,370,957  $       --  $  630,825  $    2,108,666  $       --
                             ======================================================================================================
ANALYSIS OF INCREASE
 (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                           --             3           --         291         104         109             773          --
 Units redeemed                  (48,621)       (8,914)        (808)     (2,684)       (517)     (2,111)        (34,173)       (279)
 Units transferred              (179,610)       19,768      (50,961)     97,747     (60,136)     (4,572)        (25,949)    (34,835)
                             ------------------------------------------------------------------------------------------------------
Increase (decrease) in
 units outstanding              (228,231)       10,857      (51,769)     95,354     (60,549)     (6,574)        (59,349)    (35,114)
Beginning units                  469,533        64,609       51,769      42,649      60,549      41,869         257,857      35,114
                             ------------------------------------------------------------------------------------------------------
Ending units                     241,302        75,466           --     138,003          --      35,295         198,508          --
                             ======================================================================================================

    The accompanying notes are an integral part of the financial statements.

                        FS VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                 APRIL 30, 2011
                                  (continued)

                                                                                                            American
                                                                                                              Funds     American
                                                                                                             Global       Funds
                                    Large Cap   Large Cap    Mid Cap     Mid Cap      Real                   Growth      Growth
                                     Growth       Value      Growth       Value      Return     Small Cap     SAST        SAST
                                    Portfolio   Portfolio   Portfolio   Portfolio   Portfolio   Portfolio   Portfolio   Portfolio
                                    (Class 3)   (Class 3)   (Class 3)   (Class 3)   (Class 3)   (Class 3)   (Class 3)   (Class 3)
                                   ----------------------------------------------------------------------------------------------
INCREASE (DECREASE)
 IN NET ASSETS:
From operations:
 Net investment
 income (loss)                     $  (15,162) $     (165) $  (11,052) $  (10,125) $   (3,982) $  (16,944) $   (3,443) $   (1,956)

 Net realized gains
 (losses) from securities
 transactions                         (10,127)    (66,742)    (22,685)    (93,327)      3,776     (26,831)      6,195         553
 Change in net unrealized
 appreciation
 (depreciation)
 of investments                       177,381     218,496     218,356     284,641      23,741     262,638      65,582      28,273
                                   ----------------------------------------------------------------------------------------------
 Increase (decrease) in
   net assets from operations         152,092     151,589     184,619     181,189      23,535     218,863      68,334      26,870
                                   ----------------------------------------------------------------------------------------------
From capital transactions:
  Net proceeds from
  units sold                              230       2,684      82,041       2,500          46          92         595         233
  Cost of units redeemed              (58,667)    (83,034)    (15,990)   (116,281)   (123,208)    (95,417)    (14,295)     (5,158)
  Net transfers                       237,913     (79,023)    (36,772)    (16,175)   (100,679)     89,558      92,662     143,517
  Contract maintenance
  charge                                 (127)       (157)       (104)       (215)        (69)       (145)        (26)         (9)
                                   ----------------------------------------------------------------------------------------------
Increase (decrease) in
  net assets from capital
  transactions                        179,349    (159,530)     29,175    (130,171)   (223,910)     (5,912)     78,936     138,583
                                   ----------------------------------------------------------------------------------------------
Increase (decrease) in net assets     331,441      (7,941)    213,794      51,018    (200,375)    212,951     147,270     165,453
Net assets at beginning of period     857,959   1,324,340     635,784   1,104,540     932,414   1,069,422     326,533     114,224
                                   ----------------------------------------------------------------------------------------------
Net assets at end of period        $1,189,400  $1,316,399  $  849,578  $1,155,558  $  732,039  $1,282,373  $  473,803  $  279,677
                                   ==============================================================================================
ANALYSIS OF INCREASE
(DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                26         188       4,935         104           4           9          56          24
 Units redeemed                        (6,063)     (6,508)       (891)     (5,390)    (10,691)     (8,733)     (1,348)       (532)
 Units transferred                     27,393      (4,986)     (1,791)       (733)     (8,871)      8,938       8,512      13,352
                                   ----------------------------------------------------------------------------------------------
Increase (decrease) in
 units outstanding                     21,356     (11,306)      2,253      (6,019)    (19,558)        214       7,220      12,844
Beginning units                        92,940      98,795      36,067      51,417      82,580      92,847      31,438      12,200
                                   ----------------------------------------------------------------------------------------------
Ending units                          114,296      87,489      38,320      45,398      63,022      93,061      38,658      25,044
                                   ==============================================================================================

    The accompanying notes are an integral part of the financial statements.

                        FS VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                 APRIL 30, 2011
                                  (continued)


                              American                                  VIP
                                Funds                                Investment                            T. Rowe     T. Rowe
                               Growth-       VIP       VIP Equity-     Grade       VIP Mid       VIP        Price       Price
                               Income     Contrafund     Income         Bond         Cap      Overseas    Blue Chip    Equity
                                SAST      Portfolio     Portfolio    Portfolio    Portfolio   Portfolio    Growth      Income
                              Portfolio    (Service     (Service      (Service    (Service    (Service    Portfolio   Portfolio
                              (Class 3)    Class 2)     Class 2)      Class 2)    Class 2)    Class 2)   (Class II)  (Class II)
                             --------------------------------------------------------------------------------------------------
INCREASE (DECREASE)
 IN NET ASSETS:
From operations:
 Net investment
 income (loss)               $     (562) $    (2,656) $       (131) $    16,257  $   (7,803) $     (981) $   (1,231) $      (31)

 Net realized gains
 (losses) from
 securities transactions          1,132       16,470         2,885      103,884      24,533      (3,170)      2,223       4,559
 Change in net
 unrealized appreciation
 (depreciation)
 of investments                  17,746       57,962        39,123      (59,272)    100,613      78,580      16,584      47,419
                             --------------------------------------------------------------------------------------------------
 Increase (decrease)
  in net assets from
  operations                     18,316       71,776        41,877       60,869     117,343      74,429      17,576      51,947
                             --------------------------------------------------------------------------------------------------
From capital transactions:
  Net proceeds from
  units sold                        362          337           723        1,428       1,135         738         168      79,057
  Cost of units redeemed         (4,637)     (22,314)       (6,825)     (69,792)    (18,955)    (12,697)     (4,242)     (8,246)
  Net transfers                 (16,778)     176,799        83,239     (319,746)    423,591     180,630     320,616      66,541
  Contract maintenance
  charge                            (21)         (66)          (26)         (99)        (51)        (34)        (19)        (27)
                              --------------------------------------------------------------------------------------------------
 Increase (decrease) in
  net assets from capital
  transactions                  (21,074)     154,756        77,111     (388,209)    405,720     168,637     316,523     137,325
                             --------------------------------------------------------------------------------------------------
Increase (decrease)
 in net assets                   (2,758)     226,532       118,988     (327,340)    523,063     243,066     334,099     189,272
Net assets at beginning
 of period                      155,888      321,564       251,497    1,480,018     477,087     248,217      65,386     257,726
                             --------------------------------------------------------------------------------------------------
Net assets at end of period  $  153,130  $   548,096  $    370,485  $ 1,152,678  $1,000,150  $  491,283  $  399,485  $  446,998
                             ==================================================================================================
ANALYSIS OF INCREASE
(DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                          40           39            91          126         114          99          19       9,860
 Units redeemed                    (518)      (2,741)         (840)      (6,165)     (1,810)     (1,609)       (431)       (930)
 Units transferred               (1,568)      19,864         9,871      (27,999)     37,558      22,444      31,513       7,490
                             --------------------------------------------------------------------------------------------------
Increase (decrease)
 in units outstanding            (2,046)      17,162         9,122      (34,038)     35,862      20,934      31,101      16,420
Beginning units                  17,155       37,799        31,238      133,494      50,087      34,690       7,355      29,430
                             --------------------------------------------------------------------------------------------------
Ending units                     15,109       54,961        40,360       99,456      85,949      55,624      38,456      45,850
                             ==================================================================================================

    The accompanying notes are an integral part of the financial statements.

                      FS VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                 APRIL 30, 2010


                                                                                                           Allocation
                              Balanced    Conservative               Moderate    Allocation   Allocation    Moderate    Allocation
                               Growth        Growth       Growth      Growth      Balanced      Growth       Growth      Moderate
                              Strategy      Strategy     Strategy    Strategy    Portfolio    Portfolio    Portfolio    Portfolio
                              (Class 3)    (Class 3)     (Class 3)   (Class 3)   (Class 3)    (Class 3)    (Class 3)    (Class 3)
                             -----------------------------------------------------------------------------------------------------
INCREASE (DECREASE)
 IN NET ASSETS:
From operations:
 Net investment
 income (loss)               $   16,838  $       8,677  $  (11,380) $    4,607  $   205,656  $    91,027  $   499,722  $   262,787

 Net realized gains
  (losses) from securities
  transactions                  (76,922)       (13,849)   (126,337)   (144,452)     152,608     (447,280)    (732,486)    (625,385)
 Change in net unrealized
  appreciation
  (depreciation)
  of investments                334,917        125,358     654,933     940,676    2,232,509    1,757,795    8,318,429    3,724,504
                             -----------------------------------------------------------------------------------------------------
 Increase (decrease)
  in net assets from
  operations                    274,833        120,186     517,216     800,831    2,590,773    1,401,542    8,085,665    3,361,906
                             -----------------------------------------------------------------------------------------------------
From capital transactions:
  Net proceeds from
   units sold                         -              -      10,975           -      316,685      206,500      197,372      757,549
  Cost of units redeemed        (50,053)       (16,729)    (41,857)   (169,328)    (656,387)    (395,426)  (1,248,003)    (998,324)
  Net transfers                 (11,798)        61,471     212,481      (1,617)      31,582     (312,117)   3,698,461     (904,544)
  Contract maintenance
   charge                          (152)           (90)       (602)       (527)        (772)      (1,575)      (4,629)      (1,787)
                              -----------------------------------------------------------------------------------------------------
 Increase (decrease)
  in net assets from capital
  transactions                  (62,003)        44,652     180,997    (171,472)    (308,892)    (502,618)   2,643,201   (1,147,106)
                             -----------------------------------------------------------------------------------------------------
Increase (decrease)
 in net assets                  212,830        164,838     698,213     629,359    2,281,881      898,924   10,728,866    2,214,800
Net assets at beginning
 of period                      997,937        459,232   1,517,092   2,587,535   10,440,191    4,086,728   25,594,877   11,965,228
                             -----------------------------------------------------------------------------------------------------
Net assets at end of period  $1,210,767  $     624,070  $2,215,305  $3,216,894  $12,722,072  $ 4,985,652  $36,323,743  $14,180,028
                             =====================================================================================================
ANALYSIS OF
 INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                           -              -         586           -       34,456       22,049       20,536       78,128
 Units redeemed                  (3,090)        (1,040)     (2,612)    (10,376)     (64,109)     (44,156)    (131,421)    (101,858)
 Units transferred                 (619)         3,773      12,646         643        8,313      (36,251)     374,919      (86,923)
                             -----------------------------------------------------------------------------------------------------
Increase (decrease)
 in units outstanding            (3,709)         2,733      10,620      (9,733)     (21,340)     (58,358)     264,034     (110,653)
Beginning units                  71,676         32,773     108,636     186,541    1,181,068      533,509    3,185,273    1,417,635
                             -----------------------------------------------------------------------------------------------------
Ending units                     67,967         35,506     119,256     176,808    1,159,728      475,151    3,449,307    1,306,982
                             =====================================================================================================

    The accompanying notes are an integral part of the financial statements.

                      FS VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                 APRIL 30, 2010
                                  (continued)

                                           Diversified     Focus
                                 Cash         Fixed      Growth and     Focus       Focus       Focus     International   Large Cap
                              Management     Income        Income      Growth      TechNet      Value        Equity       Composite
                              Portfolio     Portfolio    Portfolio    Portfolio   Portfolio   Portfolio     Portfolio     Portfolio
                              (Class 3)     (Class 3)    (Class 3)    (Class 3)   (Class 3)   (Class 3)     (Class 3)     (Class 3)
                             ------------------------------------------------------------------------------------------------------
INCREASE (DECREASE)
  IN NET ASSETS:
From operations:
 Net investment
 income (loss)               $    (6,453) $     14,616  $      (892) $   (4,506) $   (4,494) $    1,937  $       (2,236) $   (1,630)

 Net realized gains (losses)
  from securities
  transactions                   (60,808)        8,170      (53,464)    (20,105)    (33,203)    (59,876)       (252,409)    (60,133)
 Change in net
  unrealized appreciation
  (depreciation)
  of investments                 (42,267)       50,893      149,421     120,454     123,158     224,896         863,158     152,488
                             ------------------------------------------------------------------------------------------------------
 Increase (decrease)
  in net assets from
  operations                    (109,528)       73,679       95,065      95,843      85,461     166,957         608,513      90,725
                             ------------------------------------------------------------------------------------------------------
From capital transactions:
  Net proceeds from
  units sold                         741         1,603      161,035       1,294       1,444       1,488           5,365           -
  Cost of units redeemed        (396,274)     (109,022)     (25,218)    (31,008)    (15,381)    (24,920)       (101,620)    (18,682)
  Net transfers                 (710,711)     (155,074)       1,140      (7,456)    (19,025)    (30,241)       (173,050)    (65,512)
  Contract maintenance
  charge                          (1,868)         (101)        (110)       (205)        (30)       (142)           (443)        (91)
                             ------------------------------------------------------------------------------------------------------
Increase (decrease)
  in net assets from
  capital transactions        (1,108,112)     (262,594)     136,847     (37,375)    (32,992)    (53,815)       (269,748)    (84,285)
                             ------------------------------------------------------------------------------------------------------
Increase (decrease)
  in net assets               (1,217,640)     (188,915)     231,912      58,468      52,469     113,142         338,765       6,440
Net assets at beginning
  of period                    6,288,383     1,054,725      258,560     268,964     260,876     552,040       2,012,829     319,306
                             ------------------------------------------------------------------------------------------------------
Net assets at end
of period                    $ 5,070,743  $    865,810  $   490,472  $  327,432  $  313,345  $  665,182  $    2,351,594  $  325,746
                             ======================================================================================================
ANALYSIS OF INCREASE
(DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                           68           126       17,656         193         323         102             605           -
 Units redeemed                  (36,527)       (8,233)      (3,425)     (5,251)     (3,554)     (1,829)        (11,971)     (2,230)
 Units transferred               (70,236)      (12,024)        (196)     (1,061)     (5,368)     (2,423)        (22,212)     (8,767)
                             ------------------------------------------------------------------------------------------------------
Increase (decrease)
  in units outstanding          (106,695)      (20,131)      14,035      (6,119)     (8,599)     (4,150)        (33,578)    (10,997)
Beginning units                  576,228        84,740       37,734      48,768      69,148      46,019         291,435      46,111
                             ------------------------------------------------------------------------------------------------------
Ending units                     469,533        64,609       51,769      42,649      60,549      41,869         257,857      35,114
                             ======================================================================================================

    The accompanying notes are an integral part of the financial statements.

                      FS VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                 APRIL 30, 2010
                                  (continued)

                                                                                                      American
                                                                                                        Funds     American
                                                                                                       Global       Funds
                              Large Cap   Large Cap    Mid Cap     Mid Cap      Real                   Growth      Growth
                               Growth       Value      Growth       Value      Return     Small Cap     SAST        SAST
                              Portfolio   Portfolio   Portfolio   Portfolio   Portfolio   Portfolio   Portfolio   Portfolio
                              (Class 3)   (Class 3)   (Class 3)   (Class 3)   (Class 3)   (Class 3)   (Class 3)   (Class 3)
                             ----------------------------------------------------------------------------------------------
INCREASE (DECREASE)
 IN NET ASSETS:
From operations:
 Net investment
 income (loss)               $  (12,495) $    9,287  $   (8,901) $   (2,322) $   45,776  $  (14,982) $      778  $     (232)

 Net realized gains (losses)
 from securities
 transactions                  (110,135)   (195,537)    (75,707)   (118,526)    (58,106)   (144,011)      5,715       2,017
 Change in net unrealized
 appreciation
 (depreciation) of
 investments                    330,506     611,779     286,127     461,418     196,689     518,100      63,414      24,187
                             ----------------------------------------------------------------------------------------------
 Increase (decrease)
  in net assets from
 operations                     207,876     425,529     201,519     340,570     184,359     359,107      69,907      25,972
                             ----------------------------------------------------------------------------------------------
From capital transactions:
  Net proceeds from
  units sold                     81,786       1,084       1,504      80,926       1,260         717       8,552       3,645
  Cost of units redeemed        (36,549)    (89,550)    (31,268)    (59,545)   (237,273)    (43,612)     (8,321)     (1,581)
  Net transfers                (200,110)   (201,256)    (45,228)    (17,463)    (38,644)   (150,766)    111,101      30,527
  Contract maintenance
  charge                           (137)       (228)       (112)       (210)       (145)       (179)        (22)         (8)
                             ----------------------------------------------------------------------------------------------
 Increase (decrease) in
  net assets from capital
 transactions                  (155,010)   (289,950)    (75,104)      3,708    (274,802)   (193,840)    111,310      32,583
                             ----------------------------------------------------------------------------------------------
Increase (decrease) in
 net assets                      52,866     135,579     126,415     344,278     (90,443)    165,267     181,217      58,555
Net assets at beginning
 of period                      805,093   1,188,761     509,369     760,262   1,022,857     904,155     145,316      55,669
                             ----------------------------------------------------------------------------------------------
Net assets at end of period  $  857,959  $1,324,340  $  635,784  $1,104,540  $  932,414  $1,069,422  $  326,533  $  114,224
                             ==============================================================================================
ANALYSIS OF INCREASE
(DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                       8,929          92         102       3,957         111          76         898         450
 Units redeemed                  (4,787)     (7,270)     (2,411)     (3,171)    (21,294)     (4,509)       (849)       (190)
 Units transferred              (26,760)    (18,245)     (3,174)     (1,310)     (2,215)    (17,685)     12,277       3,773
                             ----------------------------------------------------------------------------------------------
Increase (decrease) in
 units outstanding              (22,618)    (25,423)     (5,483)       (524)    (23,398)    (22,118)     12,326       4,033
Beginning units                 115,558     124,218      41,550      51,941     105,978     114,965      19,112       8,167
                             ----------------------------------------------------------------------------------------------
Ending units                     92,940      98,795      36,067      51,417      82,580      92,847      31,438      12,200
                             ==============================================================================================

    The accompanying notes are an integral part of the financial statements.

                      FS VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                 APRIL 30, 2010
                                  (continued)


                                 American                                VIP                                T. Rowe
                                   Funds                     VIP      Investment                            Price      T. Rowe
                                  Growth-      VIP        Equity-      Grade         VIP         VIP        Blue        Price
                                  Income     Contrafund    Income        Bond       Mid Cap    Overseas     Chip       Equity
                                   SAST      Portfolio    Portfolio   Portfolio    Portfolio   Portfolio    Growth      Income
                                 Portfolio   (Service    (Service     (Service    (Service    (Service     Portfolio   Portfolio
                                 (Class 3)    Class 2)    Class 2)     Class 2)    Class 2)    Class 2)   (Class II)  (Class II)
                                ------------------------------------------------------------------------------------------------
INCREASE (DECREASE)
 IN NET ASSETS:
From operations:
 Net investment
 income (loss)                  $      433  $    (1,127) $      574  $    29,017  $   (4,918) $      452  $     (913) $     (115)

 Net realized gains (losses)
 from securities transactions         (879)      12,504     (14,695)      21,272      (5,695)    (19,809)     (1,704)    (10,730)
 Change in net unrealized
 appreciation
 (depreciation)
 of investments                     35,072       60,647      92,267      121,445     154,042      80,256      19,883      89,930
                                ------------------------------------------------------------------------------------------------
 Increase (decrease) in
  net assets from operations        34,626       72,024      78,146      171,734     143,429      60,899      17,266      79,085
                                ------------------------------------------------------------------------------------------------
From capital transactions:
  Net proceeds from units sold       6,049        4,886      10,956       38,178      20,470       9,833       4,726      13,238
  Cost of units redeemed            (2,891)      (3,394)     (4,420)     (50,703)     (8,358)     (4,386)       (978)     (4,483)
  Net transfers                     23,140       96,509     (16,821)     460,932      15,113      (5,536)      7,623     (14,856)
  Contract maintenance charge          (20)         (55)        (26)         (96)        (48)        (33)        (18)        (26)
                                ------------------------------------------------------------------------------------------------
 Increase (decrease)
  in net assets from
  capital transactions              26,278       97,946     (10,311)     448,311      27,177        (122)     11,353      (6,127)
                                ------------------------------------------------------------------------------------------------
Increase (decrease)
 in net assets                      60,904      169,970      67,835      620,045     170,606      60,777      28,619      72,958
Net assets at beginning
 of period                          94,984      151,594     183,662      859,973     306,481     187,440      36,767     184,768
                                ------------------------------------------------------------------------------------------------
Net assets at end
of period                       $  155,888  $   321,564  $  251,497  $ 1,480,018  $  477,087  $  248,217  $   65,386  $  257,726
                                ================================================================================================
ANALYSIS OF INCREASE
(DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                            757          668       1,589        3,564       2,570       1,456         621       1,796
 Units redeemed                       (349)        (457)       (630)      (4,783)     (1,020)       (645)       (126)       (593)
 Units transferred                   2,865       12,646      (2,125)      46,507       2,431        (763)      1,244      (1,631)
                                ------------------------------------------------------------------------------------------------
Increase (decrease)
 in units outstanding                3,273       12,857      (1,166)      45,288       3,981          48       1,739        (428)
Beginning units                     13,882       24,942      32,404       88,206      46,106      34,642       5,616      29,858
                                ------------------------------------------------------------------------------------------------
Ending units                        17,155       37,799      31,238      133,494      50,087      34,690       7,355      29,430
                                ================================================================================================

    The accompanying notes are an integral part of the financial statements.

                        FS VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

1.   ORGANIZATION

     FS Variable Annuity Account Five of First SunAmerica Life Insurance Company (the "Separate Account") is an investment account of First SunAmerica Life Insurance Company (the "Company"). The Company is a direct wholly owned subsidiary of SunAmerica Life Insurance Company, which is a subsidiary of SAFG Retirement Services, Inc. (formerly known as AIG Retirement Services, Inc.), the retirement services and asset management organization within American International Group, Inc. ("American International Group"). American International Group is a holding company, which through its subsidiaries is engaged in a broad range of insurance and insurance-relate activities, financial services, retirement savings, and asset management. AIG Retirement Services, Inc. changed its name to SAFG Retirement Services, Inc. on June 10, 2010. The Separate Account is registered as a unit investment trust pursuant to the provisions of the Investment Company Act of 1940, as amended.

     The Separate Account offers the following variable annuity products:
     Seasons Triple Elite, Seasons Select II, Seasons Elite, and Seasons Advantage.

     The Separate Account contracts are sold through the Company's affiliated broker-dealers, independent broker-dealers, full-service securities firms, and financial institutions. The distributor of these contracts is SunAmerica Capital Services, Inc., an affiliate of the Company. No underwriting fees are paid in connection with the distribution of the contracts.

     The Separate Account is composed of a total of 25 variable portfolios and 4 variable strategies of Class 3 (the "Variable Accounts"). Each of the Variable Accounts is invested solely in the shares of one of the following:
     (1) the four Class 3 multi-managed variable investment strategies (the "Seasons Strategies"), the nine Class 3 variable portfolios (the "Select Portfolios"), the two Class 3 focused portfolios (the "Focused Portfolios"), and the four Class 3 managed allocation portfolios (the "Managed Allocation Portfolios"), each with a distinct investment objective of the Seasons Series Trust (the "Seasons Trust"), (2) the three currently available Class 3 investment portfolios of the SunAmerica Series Trust (the "SunAmerica Trust"), (3) the five currently available Service Class 2 investment portfolios of the Fidelity Variable Insurance Products (the "Fidelity Products"), or (4) the two currently available Class II investment portfolios of the T. Rowe Price Equity Series, Inc. (the "T. Rowe Price Series"). The Seasons Strategies are comprised of Growth, Moderate Growth, Balanced Growth, and Conservative Growth. Each strategy invests in the shares of a designated multi-managed portfolio as well as in the shares of two other portfolios of the Seasons Trust. Each of the Select Portfolios, Managed Allocation Portfolios, and Focused Portfolios is invested solely in the shares of a designated portfolio of the Seasons Trust. The Seasons Trust, SunAmerica Trust, Fidelity Products, and T. Rowe Price Series are diversified, open-ended investment companies, which retains an investment advisor to assist in their investment activities. The Seasons Trust and the SunAmerica Trust are

                        FS VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

1.   ORGANIZATION (continued)

     affiliated investment companies. The contract holder may elect to have investments allocated to the guaranteed-interest funds of the Company (the "General Account"), which are not a part of the Separate Account. The financial statements include balances allocated by the participant to the Variable Accounts and do not include balances allocated to the General Account.

     On October 1, 2010 the Focus Technet Portfolio of the Seasons Trust was merged with and into the Focus Growth Portfolio. On that date, all assets and liabilities of the Focus Technet Portfolio were transferred to the Focus Growth Portfolio in exchange for shares of the Focus Growth Portfolio with the same net assets value as the net assets transferred. The unit value of each Variable Account remained the same and the merger was a tax-free reorganization.

     On October 1, 2010 the Large Cap Composite Portfolio of the Seasons Trust was merged with and into the Large Cap Growth Portfolio. On that date, all assets and liabilities of the Large Cap Composite Portfolio were transferred to the Large Cap Growth Portfolio in exchange for shares of the Large Cap Growth Portfolio with the same net assets value as the net assets transferred. The unit value of each Variable Account remained the same and the merger was a tax-free reorganization.

     On October 1, 2010 the Focus Growth & Income Portfolio of the Seasons Trust was merged with and into the Focus Growth Portfolio. On that date, all assets and liabilities of the Focus Growth & Income Portfolio were transferred to the Focus Growth Portfolio in exchange for shares of the Focus Growth Portfolio with the same net assets value as the net assets transferred. The unit value of each Variable Account remained the same and the merger was a tax-free reorganization.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     INVESTMENT ACCOUNTING AND VALUATION: The investments are stated at the net asset value of each of the portfolios of the Trusts as determined at the close of the business day. Purchases and sales of shares of the portfolios are valued at the net asset values of such portfolios, which value their investment securities at fair value, on the date the shares are purchased or sold. Dividends and capital gains distributions are recorded on the ex-distribution date. Realized gains and losses on the sale of investments in the Trusts are recognized at the date of sale and are determined on a first-in, first-out basis. Accumulation unit values are computed daily based on total net assets of the portfolios.

     FEDERAL INCOME TAXES: The Company qualifies for federal income tax treatment granted to life insurance companies under subchapter L of the Internal Revenue Service

                        FS VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     Code (the "Code"). The operations of the Separate Account are part of the total operations of the Company and are not taxed separately. Under the current provisions of the Code, the Company does not expect to incur federal income taxes on the earnings of the Separate Account to the extent that the earnings are credited under the contracts. Based on this, no charge is being made currently to the Separate Account for federal income taxes. The Separate Account is not treated as a regulated investment company under the Code.

     USE OF ESTIMATES: The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported therein. Actual results could differ from these estimates.

     RECENT ACCOUNTING PRONOUNCEMENTS: In June 2009, Financial Accounting Standards Board ("FASB") issued the FASB Accounting Standards Codification ("Codification"). The Codification will become the single source for all authoritative GAAP recognized by the FASB to be applied for financial statements issued for periods ending after September 15, 2009. The Codification does not change GAAP and will not have an affect on the Statement of Assets and Liabilities, Schedule of Portfolio Investments, Statement of Operations, and Statement of Changes in Net Assets.


3.   FAIR VALUE MEASUREMENTS

     Assets and liabilities recorded at fair value in the Separate Account statement of assets and liabilities are measured and classified in a hierarchy for disclosure purposes consisting of three "levels" based on the observability of inputs available in the marketplace used to measure the fair values as discussed below. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Separate Account's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgments. In making the assessment, the Separate Account considers factors specific to the asset or liability.

     Level 1 - Fair value measurements that are quoted prices (unadjusted) in active markets that the Separate Account has the ability to access for identical assets or liabilities. Market price data generally is obtained from exchange or dealer markets. The Separate Account does not adjust the quoted price for such instruments. Assets and liabilities measured at fair value on a recurring basis and classified as Level 1 include government

                        FS VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS


3.   FAIR VALUE MEASUREMENTS (continued)

     and agency securities, actively traded listed common stocks and derivative contracts, most separate account assets and most mutual funds.

     Level 2 - Fair value measurements based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liability in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. Assets and liabilities measured at fair value on a recurring basis and classified as Level 2 generally include certain government securities, most investment-grade and high-yield corporate bonds, certain asset backed securities, certain listed equities, state, municipal and provincial obligations, hybrid securities, and derivative contracts.

     Level 3 - Fair value measurements based on valuation techniques that use significant inputs that are unobservable. These measurements include circumstances in which there is little, if any, market activity for the asset or liability. Assets and liabilities measured at fair value on a recurring basis and classified as Level 3 principally include fixed maturities.

     The Separate Account assets measured at fair value as of April 30, 2011 consist of investments in trusts, which are registered and open-end mutual funds that generally trade daily and are measured at fair value using quoted prices in active markets for identical assets, which are classified as Level 1. The Separate Account had no liabilities as of April 30, 2011. See the Schedule of Portfolio Investments for the table presenting information about assets measured at fair value on a recurring basis at April 30, 2011, and indicating the levels of the fair value measurement based on the levels of the inputs used. As all assets of the Separate Account are classified as Level 1, no reconciliation of Level 3 assets and change in unrealized gains (losses) for Level 3 assets still held as of April 30, 2011, is presented.


4.   CHARGES AND DEDUCTIONS

     Charges and deductions are applied against the current value of the Separate Account and are paid as follows.

     WITHDRAWAL CHARGE: Each contact provides that in the event that a contract holder withdraws all or a portion of the contract value during the surrender charge period, withdrawal charges may be assessed on the excess of the free withdrawal amounts as defined in the contract. The withdrawal charges are based on tables of charges applicable to the specific contracts, with a maximum charge of up to 9% (applicable to contracts with the Seasons Rewards) of any amount withdrawn that exceeds the free withdrawal

                        FS VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

4.   CHARGES AND DEDUCTIONS (continued)

     amount. Withdrawal charges are recorded as cost of units redeemed in the accompanying Statement of Changes in Net Assets.

     CONTRACT MAINTENANCE CHARGE: An annual contract maintenance charge of $30 ($35 for Seasons Elite) is charged against certain contracts, which reimburses the Company for expenses incurred in establishing and maintaining records relating to the contracts. The contract maintenance charge will be assessed on each anniversary during the accumulation phase. In the event that a total surrender of contract value is made, the entire charge is assessed as of the date of surrender, and deducted from that withdrawal. The contract maintenance charge is recorded as a charge in the Statement of Changes in Net Assets.

     SEPARATE ACCOUNT ANNUAL CHARGE: The Company deducts a separate account annual charge comprised of mortality and expense risk charges and distribution expense charges, computed on a daily basis. Separate Account annual charges are recorded as a charge in the Statement of Operations. The total annual rates of the net asset value of each Seasons Strategy/Select Portfolio/Managed Allocation Portfolio/Focused Portfolio, depending on any optional death benefits elected for each product, as are follows: Seasons Triple Elite, 1.55% or 1.75%; Seasons Select II, 1.40% or 1.60%; Seasons Elite, 1.55% or 1.75%, and Seasons Advantage, 1.65% or 1.90%. The mortality risk charge is compensation for the mortality risks assumed by the Company from its contractual obligations to make annuity payments after the contract has annuitized for the life of the annuitant and to provide the standard death benefit. The expense risk charge is compensation for assuming the risk that the current contract administration charges will be insufficient in the future to cover the cost of administering the contract. The distribution expense charge is deducted at an annual rate of 0.15% of the net asset value of each Seasons Strategy/Select Portfolio/Managed Allocation Portfolio/Focused Portfolio and is included in the respective separate account annual charge rate. This charge is for all expenses associated with the distribution of the contract. If this charge is not sufficient to cover the cost of distributing the contact, the Company will bear the loss.

     TRANSFER FEE: A transfer fee of $25, depending on the contract provisions, may be assessed on each transfer of funds in excess of the maximum transactions allowed within a contract year and is recorded as cost of units redeemed in the accompanying Statement of Changes in Net Assets.

     SEASONS PROMISE FEE: The Optional Seasons Promise Program offered in Seasons Triple Elite, Seasons Elite, Seasons Select II, and Seasons Advantage provides a guaranteed minimum contract value at the end of ten full contract years. The fee ranges from 0.25% to 0.65% of the contract value less the purchase payments received after the 90th day from the contract issue date. The fee is deducted quarterly from the contract value during

                        FS VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

4.   CHARGES AND DEDUCTIONS (continued)

     the first full ten years, and is recorded as cost of units redeemed in the accompanying Statement of Changes in Net Assets.

     MARKETLOCK, MARKETLOCK FOR TWO, MARKETLOCK FOR LIFE PLUS, MARKETLOCK INCOME PLUS, MARKETLOCK FOR LIFE, AND SEASONS INCOME REWARDS FEE: The optional MarketLock, MarketLock for Two, MarketLock for Life Plus, MarketLock Income Plus, MarketLock for Life, and Seasons Income Rewards features provide a guaranteed withdrawal stream by locking in market gains during an applicable evaluation period. The MarketLock feature is offered in Seasons Triple Elite, Seasons Elite, Seasons Select II, and Seasons Advantage. The MarketLock for Two and Seasons Income Rewards features are offered in Seasons Triple Elite, Seasons Elite, and Seasons Select II. The annual fee is 0.65% for MarketLock, 0.40% prior to the first withdrawal and 0.80% after the first withdrawal for MarketLock for Two and 0.65% in years 0-7 and 0.45% in years 8-10 for Seasons Income Rewards, of the Maximum Anniversary Value Benefit Base or Withdrawal Benefit Base (as described below), deducted quarterly form the contract value and is recorded as cost of units redeemed in the accompanying Statement of Changes in Net Assets. The Maximum Anniversary Value Benefit Base for MarketLock and MarketLock for Two is calculated as the greater of eligible purchase payments received during the first two years, adjusted for withdrawals or the maximum anniversary date contract value occurring in the first ten contract years, adjusted for withdrawals. The Withdrawal Benefit Base for Seasons Income Rewards is calculated as eligible purchase payments adjusted for withdrawals received during the first 90 days.

     The MarketLock for Life Plus and MarketLock Income Plus features are offered in Seasons Select II, Seasons Elite, and Seasons Advantage. The annual fee ranges from 0.65% to 0.95% for one covered person from 0.90% to 1.25% for two covered persons for MarketLock for Life Plus and ranges from 0.95% to 1.10% for one covered person and 1.20% to 1.35% for two covered persons for MarketLock Income Plus, of the Income Base, deducted quarterly from the contract value and recorded as cost of units redeemed in the accompanying Statement of Changes in Net Assets. The Income Base for MarketLock for Life Plus and MarketLock Income Plus is calculated as the greater of purchase payments made in the first contract year and purchase payments made in contract years 2-5, capped at 100% of purchase payments made in the first year or the highest anniversary date contract value less purchase payments in years 2-5 over the first year purchase payments.

     The MarketLock for Life feature is offered in Seasons Select II, Seasons Advantage, and Seasons Elite. The annual fee is 0.70% for one covered person and 0.95% for two covered persons, of the Maximum Anniversary Value Benefit Base, deducted quarterly from the contract value and recorded as cost of units redeemed in the accompanying Statement of Changes in Net Assets. The Maximum Anniversary Value Benefit Base for MarketLock for Life is calculated as the greater of purchase payments made in the first

                        FS VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

4.   CHARGES AND DEDUCTIONS (continued)

     contract year and purchase payments made in contract years 2-5, capped at 100% of purchase payments made in the first year plus, or the highest anniversary date contract value less purchase payments in years 2-5 over the first year purchase payments.

     PREMIUM TAXES: Certain states charge the Company a premium tax on purchase payments up to a maximum of 3.5%. Some states assess premium taxes at the time purchase payments are made; whereas some states assess premium taxes at the time annuity payments begin or at the time of surrender. There are certain states that do not assess premium taxes. The Company currently deducts premium taxes upon annuitization; however, it reserves the right to deduct premium taxes when a purchase payment is made or upon surrender of the contract. Premium taxes are deducted from purchases when a contract annuitizes in the Statement of Changes in New Assets.

     SEPARATE ACCOUNT INCOME TAXES: The Company currently does not maintain a provision for taxes, but has reserved the right to establish such a provision for taxes in the future if it determines, in its sole discretion, that it will incur a tax as a result of the operation of the Separate Account.


5.   PURCHASES AND SALES OF INVESTMENTS

     The aggregate cost of the Trusts' shares acquired and the aggregate proceeds from shares sold during the year ended April 30, 2011 consist of the following:

                                                                   Cost of Shares        Proceeds from
Variable Accounts                                                     Acquired            Shares Sold
--------------------------------------------------------           --------------        -------------
SEASONS TRUST (Class 3):
Asset Allocation: Diversified Growth Portfolio                     $  502,429            $  425,406
Multi-Managed Growth Portfolio                                        212,316               204,105
Multi-Managed Income/Equity Portfolio                                 229,794                59,967
Multi-Managed Income Portfolio                                        123,235                45,519
Multi-Managed Moderate Growth Portfolio                               537,048               518,361
Stock Portfolio                                                       360,455               404,072
Allocation Balanced Portfolio                                         890,434             1,317,777
Allocation Growth Portfolio                                            75,082               323,586
Allocation Moderate Growth Portfolio                                1,584,349             3,521,368
Allocation Moderate Portfolio                                         665,451             1,475,835
Cash Management Portfolio                                           1,056,997             3,552,453
Diversified Fixed Income Portfolio                                    348,202               193,957

                        FS VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

5.   PURCHASES AND SALES OF INVESTMENTS (continued)

                                                                   Cost of Shares        Proceeds from
Variable Accounts                                                     Acquired            Shares Sold
--------------------------------------------------------           --------------        -------------
SEASONS TRUST (Class 3) (continued):
Focus Growth & Income Portfolio                                    $   64,421            $  550,526
Focus Growth Portfolio                                                934,278               215,785
Focus TechNet Portfolio                                                16,319               361,420
Focus Value Portfolio                                                  65,278               174,477
International Equity Portfolio                                        112,208               669,276
Large Cap Composite Portfolio                                           2,891               318,824

Large Cap Growth Portfolio                                            358,255               194,068
Large Cap Value Portfolio                                              47,385               207,080
Mid Cap Growth Portfolio                                              101,525                83,402
Mid Cap Value Portfolio                                                30,326               170,622
Real Return Portfolio                                                  97,351               325,243
Small Cap Portfolio                                                   172,764               195,620

SUNAMERICA TRUST (Class 3):
American Funds Global Growth SAST Portfolio                        $  121,507            $   46,014
American Funds Growth-Income SAST Portfolio                            28,356                49,992
American Funds Growth SAST Portfolio                                  154,197                17,570

FIDELITY TRUST (Service Class 2):
VIP Contrafund Portfolio                                           $  209,652            $   57,378
VIP Equity-Income Portfolio                                           117,887                40,907
VIP Investment Grade Bond Portfolio                                   381,643               722,716
VIP Mid Cap Portfolio                                                 522,670               123,970
VIP Overseas Portfolio                                                223,180                54,273

T. ROWE PRICE TRUST (Class II):
T. Rowe Price Blue Chip Growth Portfolio                           $  327,933            $   12,641
T. Rowe Price Equity Income Portfolio                                 174,626                37,333

                        FS VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

6.   OTHER MATTERS

     On January 14, 2011, AIG completed a series of integrated transactions to recapitalize AIG (the "Recapitalization") with the Federal Reserve Bank of New York ("FRBNY"), the United States Department of the Treasury ("the Department of Treasury"), and the AIG Credit Facility Trust ("the Trust"). As part of the Recapitalization, AIG repaid to the FRBNY approximately $21 billion in cash, representing complete repayment of all amounts owing under AIG's revolving credit facility with the FRBNY, and the FRBNY credit facility was terminated. In addition, (i) the shares of AIG's Series C Perpetual, Convertible, Participating Preferred Stock, par value $5.00 per share, held by the Trust were exchanged for 562,868,096 shares of AIG common stock and were subsequently transferred by the Trust to the Department of the Treasury; (ii) the shares of AIG's Series E Fixed Rate Non-Cumulative Perpetual Preferred Stock, par value $5.00 per share, held by the Department of the Treasury were exchanged for 924,546,133 shares of AIG common stock; and (iii) the shares of AIG's Series F Fixed Rate Non-Cumulative Perpetual Preferred Stock, par value $5.00 per share, held by the Department of the Treasury were exchanged for (a) preferred interests in two special purpose vehicles, (b) 20,000 shares of AIG's Series G Cumulative Mandatory Convertible Preferred Stock, par value $5.00 per share, a new series of TARP preferred stock, and (c) 167,623,733 shares of AIG common stock. As a result of the Recapitalization, the Department of the Treasury held 1,655,037,962 shares of newly issued AIG common stock, representing ownership of approximately 92 percent of the outstanding AIG common stock at December 31, 2010. After the share exchange and distribution were completed, the Trust terminated pursuant to the terms and conditions of the agreement that established the Trust. It is expected that over time the Department of the Treasury will sell its shares of AIG common stock on the open market.

     On January 12, 2011, AIG entered into an agreement to sell its 97.57% interest in Nan Shan Life Insurance Company, Ltd. (Nan Shan) to a Taiwan-based consortium for $2.16 billion in cash. All regulatory approvals for the sale have been received and the transaction is expected to close during the third quarter of 2011.

     On February 1, 2011, AIG completed the sale of AIG Star and AIG Edison to Prudential Financial, Inc. Additionally, pursuant to a tender offer that expired on March 24, 2011, Chartis Japan Capital Company, LLC ("CJCC"), a newly formed subsidiary of National Union Fire Insurance Company of Pittsburgh, Pa. ("National Union"), acquired 43.59% of the outstanding shares of Fuji Japan. As a result of this transaction, as of March 31, 2011, Chartis owned 98.4% of Fuji Japan's outstanding voting shares. See also Note 7 for additional information.

     Additional information on AIG is publicly available in its regulatory filings with the U.S. Securities and Exchange Commission ("SEC"). Information regarding AIG as described in these footnotes is qualified by regulatory filings AIG files from time to time with the SEC.

                        FS VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

7.   SUBSEQUENT EVENTS

     On May 27, 2011, AIG and the Department of the Treasury closed the sale of 300,000,000 shares of AIG common stock at an initial public offering price of $29.00 per share (the "Offerings"). The Offerings involved the issuance and sale of 100,000,000 shares of AIG common stock by AIG and the sale of 200,000,000 shares of AIG common stock by the Department of the Treasury.

     In a transaction that closed on August 4, 2011, National Union sold its interest in CJCC to Chartis Japan Holdings, LLC, a subsidiary of Chartis International, LLC, for approximately $586.8 million. Additionally, on the same date, American Home Assurance Company ("AHAC") closed a transaction in which it sold its interest in Chartis Non-Life Holding Company (Japan), Inc., an intermediate holding company whose primary asset consisted of approximately 38.6% of the common stock of Fuji Japan, to Chartis Pacific Rim Holdings, L.L.C., also a subsidiary of Chartis International, LLC, for approximately $433.6 million. With the approval of their domiciliary regulators, both National Union and AHAC have accounted for these transactions as "Type 1" subsequent events in their 2Q 2011 statutory financial statements. Chartis' total ownership of Fuji Japan has not changed as a result of these transactions.

     The Separate Account has evaluated events subsequent to April 30, 2011 through August 26, 2011, the date these financial statements were available to be issued. Based on this evaluation, no other events have occurred subsequent to April 30, 2011 that require disclosure or adjustment to the accompanying financial statements.

                        FS VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS


8.   UNIT VALUES

     A summary of unit values and units outstanding for the variable accounts and the expense ratios, excluding expenses of the underlying funds, total return and investment income ratios for the periods ended April 30, 2011, 2010, 2009, 2008 and 2007, follows:

                                         At April 30                                   For the Year Ended April 30
----------------------------------------------------------------------------   -----------------------------------------------
                                             Unit Fair Value                   Expense Ratio     Investment     Total Return
                                                Lowest to         Net Assets      Lowest          Income         Lowest to
Year                              Units        Highest ($)            ($)      to Highest (1)    Ratio (2)       Highest (3)
-------------------------------------------- -------------------- ------------ ----------------- ----------- -----------------
Balanced Growth Strategy (Class 3)
2011                               80,799    19.14 to 19.92       1,587,725    1.40% to 1.75%       2.53%      9.99% to  10.37%
2010                               67,967    17.40 to 18.05       1,210,767    1.40% to 1.75%       3.01%     27.69% to  28.14%
2009                               71,676    13.63 to 14.09         997,937    1.40% to 1.75%       3.91%    -22.78% to -22.51%
2008                               90,369    17.65 to 18.18       1,632,172    1.40% to 1.75%       2.44%      0.77% to   1.12%
2007                               70,910    17.52 to 17.98       1,268,491    1.40% to 1.75%       2.05%      8.95% to   9.28%(5)

Conservative Growth Strategy (Class 3)
2011                               40,927    18.88 to 19.41         782,659    1.40% to 1.75%       2.31%      8.43% to   8.81%
2010                               35,506    17.41 to 17.84         624,070    1.40% to 1.75%       3.18%     25.29% to  25.73%
2009                               32,773    13.89 to 14.19         459,232    1.40% to 1.75%       4.49%    -18.34% to -18.05%
2008                               52,606    17.01 to 17.31(4)      906,478    1.40% to 1.75%       2.57%      0.40% to   0.75%
2007                               22,329    16.95 to 17.19(4)      380,357    1.40% to 1.75%       3.00%      8.14% to   8.51%(5)

Growth Strategy (Class 3)
2011                              119,291    20.69 to 21.31       2,516,749    1.40% to 1.75%       1.06%     13.30% to  13.70%
2010                              119,256    18.26 to 18.75       2,215,305    1.40% to 1.75%       0.94%     32.83% to  33.30%
2009                              108,636    13.75 to 14.06       1,517,092    1.40% to 1.75%       2.24%    -29.15% to -28.90%
2008                              115,469    19.40 to 19.78       2,272,751    1.40% to 1.75%       1.34%     -0.51% to  -0.16%
2007                               51,703    19.50 to 19.81(4)    1,018,776    1.40% to 1.75%       0.83%     10.17% to  10.49%(5)

Moderate Growth Strategy (Class 3)
2011                              172,411    19.85 to 20.73       3,519,155    1.40% to 1.75%       1.66%     11.82% to  12.21%
2010                              176,808    17.75 to 18.47       3,216,894    1.40% to 1.75%       1.72%     30.95% to  31.41%
2009                              186,541    13.56 to 14.06       2,587,535    1.40% to 1.75%       3.16%    -26.18% to -25.92%
2008                              173,988    18.36 to 18.97       3,264,078    1.40% to 1.75%       1.91%     -0.84% to  -0.49%
2007                               96,515    18.52 to 19.07       1,823,836    1.40% to 1.75%       1.18%      9.49% to   9.94%(5)

Allocation Balanced Portfolio (Class 3)
2011                            1,117,282    11.83 to 12.13      13,445,024    1.40% to 1.75%       1.85%      9.47% to   9.85%
2010                            1,159,728    10.81 to 11.05      12,722,072    1.40% to 1.75%       3.22%     23.76% to  24.20%
2009                            1,181,068     8.73 to  8.89      10,440,191    1.40% to 1.75%       2.30%    -22.60% to -22.33%
2008                              906,005    11.28 to 11.45      10,314,025    1.40% to 1.75%       1.27%     -1.83% to  -1.48%
2007                              572,476    11.49 to 11.62       6,625,880    1.40% to 1.75%       0.00%      8.31% to   8.69%(5)

Allocation Growth Portfolio (Class 3)
2011                              453,604    11.90 to 12.17       5,480,172    1.40% to 1.75%       1.05%     14.88% to  15.28%
2010                              475,151    10.36 to 10.55       4,985,652    1.40% to 1.75%       3.51%     36.66% to  37.15%
2009                              533,509     7.58 to  7.70       4,086,728    1.40% to 1.75%       3.53%    -36.92% to -36.70%
2008                              625,916    12.02 to 12.16       7,579,195    1.40% to 1.75%       1.15%     -5.54% to  -5.21%
2007                              388,054    12.72 to 12.83       4,964,579    1.40% to 1.75%       0.00%     11.08% to  11.52%(5)

                        FS VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

8.   UNIT VALUES (continued)

                                         At April 30                                   For the Year Ended April 30
----------------------------------------------------------------------------   -----------------------------------------------
                                             Unit Fair Value                   Expense Ratio     Investment     Total Return
                                                Lowest to         Net Assets      Lowest          Income         Lowest to
Year                              Units        Highest ($)            ($)      to Highest (1)    Ratio (2)       Highest (3)
-------------------------------------------- -------------------- ------------ ----------------- ----------- -----------------
Allocation Moderate Growth Portfolio (Class 3)
2011                            3,273,076    11.73 to 12.00      38,800,826    1.40% to 1.75%       1.49%     12.41% to  12.80%
2010                            3,449,307    10.44 to 10.63      36,323,743    1.40% to 1.75%       3.13%     30.92% to  31.38%
2009                            3,185,273     7.97 to  8.09      25,594,877    1.40% to 1.75%       2.58%    -32.38% to -32.15%
2008                            1,832,106    11.79 to 11.93      21,737,044    1.40% to 1.75%       0.99%     -4.27% to  -3.94%
2007                              930,994    12.32 to 12.42      11,520,068    1.40% to 1.75%       0.00%     10.23% to  10.65%(5)

Allocation Moderate Portfolio (Class 3)
2011                            1,230,667    11.91 to 12.21      14,870,864    1.40% to 1.75%       1.74%     11.18% to  11.57%
2010                            1,306,982    10.72 to 10.94      14,180,028    1.40% to 1.75%       3.48%     28.32% to  28.77%
2009                            1,417,635     8.35 to  8.50      11,965,228    1.40% to 1.75%       3.21%    -27.70% to -27.44%
2008                            1,412,716    11.55 to 11.71      16,436,154    1.40% to 1.75%       1.29%     -3.07% to  -2.73%
2007                              927,684    11.92 to 12.04      11,110,036    1.40% to 1.75%       0.00%      9.41% to   9.79%

Cash Management Portfolio (Class 3)
2011                              241,302    10.32 to 10.72       2,552,966    1.40% to 1.75%       0.00%     -2.26% to  -1.92%
2010                              469,533    10.56 to 10.93       5,070,743    1.40% to 1.75%       1.49%     -2.08% to  -1.74%
2009                              576,228    10.78 to 11.12       6,288,383    1.40% to 1.75%       1.64%     -1.46% to  -1.11%
2008                              154,969    10.94 to 11.25       1,733,654    1.40% to 1.75%       3.72%      1.23% to   1.58%
2007                              120,573    10.81 to 11.07       1,329,273    1.40% to 1.75%       2.61%      2.77% to   3.13%(5)

Diversified Fixed Income Portfolio (Class 3)
2011                               75,466    13.48 to 14.43       1,048,399    1.40% to 1.75%       2.63%      4.26% to   4.62%
2010                               64,609    12.93 to 13.79         865,810    1.40% to 1.75%       3.17%      7.85% to   8.23%
2009                               84,740    11.99 to 12.74       1,054,725    1.40% to 1.75%       3.92%     -1.73% to  -1.39%
2008                               87,965    12.20 to 12.92       1,107,827    1.40% to 1.75%       2.97%      3.97% to   4.34%
2007                               55,342    11.74 to 12.39         664,429    1.40% to 1.75%       2.66%      4.54% to   5.02%(5)

Focus Growth and Income Portfolio (Class 3)
2011                                   --       --       --              --               --          --         --         --
2010                               51,769     9.17 to  9.54         490,472    1.40% to 1.75%       1.22%     37.19% to  37.68%
2009                               37,734     6.69 to  6.93         258,560    1.40% to 1.75%       0.24%    -36.29% to -36.07%
2008                               38,023    10.50 to 10.84         408,064    1.40% to 1.75%       0.52%     -8.80% to  -8.48%
2007                               28,508    11.51 to 11.85         333,411    1.40% to 1.75%       1.02%     11.90% to  12.72%(5)

Focus Growth Portfolio (Class 3)
2011                              138,003     9.69 to 10.05       1,370,957    1.40% to 1.75%       0.00%     29.44% to  29.90%
2010                               42,649     7.49 to  7.74         327,432    1.40% to 1.75%       0.00%     38.75% to  39.24%
2009                               48,768     5.40 to  5.56         268,964    1.40% to 1.75%       0.00%    -36.89% to -36.67%
2008                               39,962     8.55 to  8.78         347,903    1.40% to 1.75%       0.00%      4.87% to   5.24%
2007                               21,391     8.15 to  8.34         177,536    1.40% to 1.75%       0.00%      2.51% to   2.96%(5)

                        FS VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

8.   UNIT VALUES (continued)

                                        At April 30                                   For the Year Ended April 30
---------------------------------------------------------------------------   -----------------------------------------------
                                            Unit Fair Value                   Expense Ratio     Investment     Total Return
                                               Lowest to         Net Assets      Lowest          Income         Lowest to
Year                             Units        Highest ($)            ($)      to Highest (1)    Ratio (2)       Highest (3)
------------------------------------------- -------------------- ------------ ----------------- ----------- -----------------
Focus TechNet Portfolio (Class 3)
2011                                  --       --       --              --               --          --         --         --
2010                              60,549     5.07 to  5.26         313,345    1.40% to 1.75%       0.00%     36.80% to  37.28%
2009                              69,148     3.71 to  3.83         260,876    1.40% to 1.75%       0.00%    -27.51% to -27.25%
2008                              95,907     5.11 to  5.27         499,639    1.40% to 1.75%       0.00%     -0.33% to   0.02%
2007                              75,123     5.13 to  5.27         392,336    1.40% to 1.75%       0.00%     -2.42% to  -2.10%(5)

Focus Value Portfolio (Class 3)
2011                              35,295    17.52 to 18.33         630,825    1.40% to 1.75%       1.75%     12.68% to  13.08%
2010                              41,869    15.55 to 16.21         665,182    1.40% to 1.75%       1.91%     32.18% to  32.65%
2009                              46,019    11.76 to 12.22         552,040    1.40% to 1.75%       1.69%    -32.11% to -31.87%
2008                              65,907    17.32 to 17.94       1,166,696    1.40% to 1.75%       0.76%     -8.40% to  -8.08%
2007                              51,431    18.91 to 19.52         993,980    1.40% to 1.75%       0.23%     20.63% to  20.91%(5)

International Equity Portfolio (Class 3)
2011                             198,508    10.48 to 10.82       2,108,666    1.40% to 1.75%       1.39%     16.58% to  16.99%
2010                             257,857     8.99 to  9.25       2,351,594    1.40% to 1.75%       1.49%     31.86% to  32.32%
2009                             291,435     6.82 to  6.99       2,012,829    1.40% to 1.75%       2.28%    -44.61% to -44.41%
2008                             318,387    12.31 to 12.58       3,964,603    1.40% to 1.75%       0.67%     -3.68% to  -3.34%
2007                             243,394    12.78 to 13.01       3,141,210    1.40% to 1.75%       0.39%     13.94% to  14.35%(5)
2006                              79,167    11.22 to 11.38         894,223    1.40% to 1.75%       0.23%     24.78% to  31.74%(5)

Large Cap Composite Portfolio (Class 3)
2011                                  --       --       --              --               --          --         --         --
2010                              35,114     9.06 to  9.33         325,746    1.40% to 1.75%       0.94%     33.71% to  34.19%
2009                              46,111     6.77 to  6.95         319,306    1.40% to 1.75%       0.99%    -36.87% to -36.65%
2008                              42,898    10.73 to 10.97         468,793    1.40% to 1.75%       0.48%     -5.79% to  -5.46%
2007                              34,559    11.39 to 11.60         399,871    1.40% to 1.75%       0.38%     12.28% to  17.79%(5)(6)

Large Cap Growth Portfolio (Class 3)
2011                             114,296    10.21 to 10.56       1,189,400    1.40% to 1.75%       0.09%     12.38% to  12.78%
2010                              92,940     9.09 to  9.36         857,959    1.40% to 1.75%       0.00%     32.28% to  32.74%
2009                             115,558     6.87 to  7.05         805,093    1.40% to 1.75%       0.00%    -35.93% to -35.70%
2008                             118,614    10.72 to 10.97       1,287,645    1.40% to 1.75%       0.45%      5.73% to   6.10%
2007                              83,001    10.14 to 10.34         849,007    1.40% to 1.75%       0.00%      7.65% to   8.10%(5)

Large Cap Value Portfolio (Class 3)
2011                              87,489    14.65 to 15.59       1,316,399    1.40% to 1.75%       1.60%     12.42% to  12.81%
2010                              98,795    13.04 to 13.82       1,324,340    1.40% to 1.75%       2.34%     40.22% to  40.71%
2009                             124,218     9.30 to  9.82       1,188,761    1.40% to 1.75%       1.61%    -36.41% to -36.18%
2008                             139,347    14.62 to 15.39       2,090,311    1.40% to 1.75%       0.95%     -7.79% to  -7.46%
2007                             100,643    15.85 to 16.63       1,630,450    1.40% to 1.75%       0.71%     14.96% to  15.37%(5)
2006                              26,456    13.79 to 14.41         373,348    1.40% to 1.75%       0.74%      9.70% to  14.63%(5)

                        FS VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

8.   UNIT VALUES (continued)

                                         At April 30                                   For the Year Ended April 30
----------------------------------------------------------------------------   -----------------------------------------------
                                             Unit Fair Value                   Expense Ratio     Investment     Total Return
                                                Lowest to         Net Assets      Lowest          Income         Lowest to
Year                              Units        Highest ($)            ($)      to Highest (1)    Ratio (2)       Highest (3)
-------------------------------------------- -------------------- ------------ ----------------- ----------- -----------------
Mid Cap Growth Portfolio (Class 3)
2011                               38,320    21.73 to 22.47         849,578    1.40% to 1.75%       0.00%     25.32% to  25.76%
2010                               36,067    17.34 to 17.87         635,784    1.40% to 1.75%       0.00%     43.54% to  44.04%
2009                               41,550    12.08 to 12.41         509,369    1.40% to 1.75%       0.00%    -36.75% to -36.53%
2008                               41,065    19.10 to 19.55         794,756    1.40% to 1.75%       0.00%     -0.79% to  -0.45%
2007                               25,998    19.25 to 19.63         505,758    1.40% to 1.75%       0.00%      7.71% to   8.09%(5)

Mid Cap Value Portfolio (Class 3)
2011                               45,398    23.87 to 26.34       1,155,558    1.40% to 1.75%       0.55%     18.44% to  18.86%
2010                               51,417    20.16 to 22.16       1,104,540    1.40% to 1.75%       1.28%     45.99% to  46.51%
2009                               51,941    13.81 to 15.12         760,262    1.40% to 1.75%       0.93%    -37.16% to -36.94%
2008                               65,887    21.97 to 23.98       1,519,319    1.40% to 1.75%       0.54%    -13.13% to -12.82%
2007                               54,810    25.29 to 27.51       1,453,189    1.40% to 1.75%       0.44%     16.07% to  16.48%(5)

Real Return Portfolio (Class 3)
2011                               63,022    11.45 to 11.78         732,039    1.40% to 1.75%       1.08%      2.84% to   3.20%
2010                               82,580    11.13 to 11.41         932,414    1.40% to 1.75%       5.54%     16.85% to  17.26%
2009                              105,978     9.53 to  9.73       1,022,857    1.40% to 1.75%       6.77%    -11.20% to -10.89%
2008                              113,611    10.73 to 10.92       1,232,395    1.40% to 1.75%       4.71%     -0.92% to  -0.57%
2007                               88,396    10.83 to 10.99         966,071    1.40% to 1.75%       3.64%      7.08% to   7.43%(5)

Small Cap Portfolio (Class 3)
2011                               93,061    13.52 to 14.01       1,282,373    1.40% to 1.75%       0.00%     19.57% to  19.99%
2010                               92,847    11.30 to 11.67       1,069,422    1.40% to 1.75%       0.00%     46.33% to  46.84%
2009                              114,965     7.73 to  7.95         904,155    1.40% to 1.75%       0.00%    -31.02% to -30.78%
2008                              113,800    11.20 to 11.48       1,294,516    1.40% to 1.75%       0.00%    -16.98% to -16.69%
2007                               81,240    13.49 to 13.79       1,114,711    1.40% to 1.75%       0.00%      6.88% to   7.24%(5)
2006                               46,460    12.62 to 12.85         596,709    1.40% to 1.75%       0.00%     19.45% to  23.28%(5)

American Funds Global Growth SAST Portfolio (Class 3)
2011                               38,658    12.18 to 12.33         473,803    1.40% to 1.75%       0.64%     17.75% to  18.16%
2010                               31,438    10.34 to 10.43         326,533    1.40% to 1.75%       1.85%     36.34% to  36.82%
2009                               19,112     7.58 to  7.63         145,316    1.40% to 1.75%       1.18%    -35.29% to -35.09%
2008                                   --                --              --               --          --                    --
2007                                   --                --              --               --          --                    --

American Funds Growth SAST Portfolio (Class 3)
2011                               25,044    11.05 to 11.20         279,677    1.40% to 1.75%       0.18%     18.66% to  19.07%
2010                               12,200     9.31 to  9.41         114,224    1.40% to 1.75%       1.31%     37.08% to  37.57%
2009                                8,167     6.79 to  6.84          55,669    1.40% to 1.75%       0.46%    -38.92% to -38.62%
2008                                   --                --              --               --          --                    --
2007                                   --                --              --               --          --                    --

                        FS VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

8.   UNIT VALUES (continued)

                                         At April 30                                   For the Year Ended April 30
----------------------------------------------------------------------------   -----------------------------------------------
                                             Unit Fair Value                   Expense Ratio     Investment     Total Return
                                                Lowest to         Net Assets      Lowest          Income         Lowest to
Year                              Units        Highest ($)            ($)      to Highest (1)    Ratio (2)       Highest (3)
-------------------------------------------- -------------------- ------------ ----------------- ----------- -----------------
American Funds Growth-Income SAST Portfolio (Class 3)
2011                               15,109    10.07 to 10.19         153,130    1.40% to 1.75%       1.18%     11.38% to  11.77%
2010                               17,155     9.04 to  9.12         155,888    1.40% to 1.75%       1.88%     32.45% to  32.91%
2009                               13,882     6.82 to  6.86          94,984    1.40% to 1.75%       0.86%    -36.05% to -35.83%
2008                                   --                --              --               --          --                    --
2007                                   --                --              --               --          --                    --

VIP Contrafund Portfolio (Service Class 2)
2011                               54,961     9.92 to 10.04         548,096    1.40% to 1.75%       0.92%     16.95% to  17.35%
2010                               37,799     8.48 to  8.55         321,564    1.40% to 1.75%       1.18%     39.80% to  40.29%
2009                               24,942     6.07 to  6.10         151,594    1.40% to 1.75%       1.17%    -39.32% to -39.04%
2008                                   --                --              --               --          --                    --
2007                                   --                --              --               --          --                    --

VIP Equity-Income Portfolio (Service Class 2)
2011                               40,360     9.12 to  9.21         370,485    1.40% to 1.75%       1.47%     13.67% to  14.07%
2010                               31,238     8.02 to  8.08         251,497    1.40% to 1.75%       1.83%     41.77% to  42.27%
2009                               32,404     5.66 to  5.68         183,662    1.40% to 1.75%       4.04%    -43.42% to -43.22%
2008                                   --                --              --               --          --                    --
2007                                   --                --              --               --          --                    --

VIP Investment Grade Bond Portfolio (Service Class 2)
2011                               99,456    11.52 to 11.65       1,152,678    1.40% to 1.75%       2.85%      4.33% to   4.70%
2010                              133,494    11.04 to 11.13       1,480,018    1.40% to 1.75%       3.58%     13.45% to  13.85%
2009                               88,206     9.73 to  9.78         859,973    1.40% to 1.75%       9.89%     -2.66% to  -2.25%
2008                                   --                --              --               --          --                    --
2007                                   --                --              --               --          --                    --

VIP Mid Cap Portfolio (Service Class 2)
2011                               85,949    11.54 to 11.67       1,000,150    1.40% to 1.75%       0.10%     21.70% to  22.12%
2010                               50,087     9.48 to  9.55         477,087    1.40% to 1.75%       0.36%     43.00% to  43.50%
2009                               46,106     6.63 to  6.66         306,481    1.40% to 1.75%       0.27%    -33.69% to -33.44%
2008                                   --                --              --               --          --                    --
2007                                   --                --              --               --          --                    --

VIP Overseas Portfolio (Service Class 2)
2011                               55,624     8.76 to  8.86         491,283    1.40% to 1.75%       1.18%     22.94% to  23.37%
2010                               34,690     7.13 to  7.18         248,217    1.40% to 1.75%       1.77%     31.99% to  32.45%
2009                               34,642     5.40 to  5.42         187,440    1.40% to 1.75%       4.35%    -46.00% to -45.76%
2008                                   --                --              --               --          --                    --
2007                                   --                --              --               --          --                    --

                        FS VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

8.   UNIT VALUES (continued)

                                         At April 30                                   For the Year Ended April 30
----------------------------------------------------------------------------  ------------------------------------------------
                                             Unit Fair Value                   Expense Ratio     Investment     Total Return
                                                Lowest to         Net Assets      Lowest          Income         Lowest to
Year                              Units        Highest ($)            ($)      to Highest (1)    Ratio (2)       Highest (3)
-------------------------------------------- -------------------- ------------ ----------------- ----------- -----------------
T. Rowe Price Blue Chip Growth Portfolio (Class II)
2011                               38,456    10.29 to 10.40         399,485    1.40% to 1.75%       0.00%     16.13% to  16.54%
2010                                7,355     8.86 to  8.92          65,386    1.40% to 1.75%       0.00%     35.54% to  36.02%
2009                                5,616     6.54 to  6.56          36,767    1.40% to 1.75%       0.17%   --34.61% to--34.40%(5)
2008                                   --                --              --               --          --                    --
2007                                   --                --              --               --          --                    --

T. Rowe Price Equity Income Portfolio (Class II)
2011                               45,850     9.67 to  9.79         446,998    1.40% to 1.75%       1.49%     10.86% to  11.25%
2010                               29,430     8.72 to  8.80         257,726    1.40% to 1.75%       1.52%     41.22% to  41.72%
2009                               29,858     6.18 to  6.21         184,768    1.40% to 1.75%       2.58%   --38.23% to--37.91%
2008                                   --                --              --               --          --                    --
2007                                   --                --              --               --          --                    --

----------
(1) These amounts represent the annualized contract expenses of the variable account, consisting of distribution, mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying investment portfolio have been excluded. For additional information on charges and deductions, see footnote 4.

(2) These amounts represent the dividends, excluding distributions of capital gains, received by the variable account from the underlying investment portfolio, net of management fees assessed by the portfolio manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the variable account is affected by the timing of the declaration of dividends by the underlying portfolio in which the variable account invests. The average net assets are calculated by adding ending net asset balances at the end of each month of the year and dividing it by the number of months that the portfolio had an ending asset balance during the year.

(3) These amounts represent the total return for the periods indicated, including changes in the value of the underlying investment portfolio and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for each period indicated or from the effective date through the end of the reporting period.

(4) Individual contract unit fair values are not all within the range presented due to differences in the unit fair value at a product's launch date and other market conditions.

(5) Individual contract total returns are not all within the total return range presented due to a variable account being added to a product during the year.

(6)  For the period from July 27, 2006 (inception) to April 30, 2007.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

                          INDEX TO FINANCIAL STATEMENTS

                                                                Page
                                                               Numbers
                                                               -------

Report of Independent Registered Public Accounting Firm           1
Balance Sheets - December 31, 2010 and 2009                     2 to 3
Statements of Income (Loss) - Years Ended December 31,
   2010, 2009 and 2008                                            4
Statements of Comprehensive Income (Loss) - Years Ended
   December 31, 2010, 2009 and 2008                               5
Statements of Shareholder's Equity - Years Ended December
   31, 2010, 2009 and 2008                                        6
Statements of Cash Flows - Years Ended December 31, 2010,
   2009 and 2008                                                7 to 8
Notes to Financial Statements                                  9 to 59

                                                      PRICEWATERHOUSECOOPERS LLP
                                                                  1201 LOUISIANA
                                                                      SUITE 2900
                                                           HOUSTON TX 77002-5678
                                                        TELEPHONE (713) 356 4000
                                                        FACSIMILE (713) 356 4717

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of The United States Life Insurance Company in the City of New York:

In our opinion, the accompanying balance sheets and the related statements of income (loss), of comprehensive income (loss), of equity and of cash flows present fairly, in all material respects, the financial position of the United States Life Insurance Company in the City of New York (the "Company"), an indirect, wholly owned subsidiary of American International Group, Inc., at December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the financial statements, effective December 31, 2010, the Company merged with American International Life Assurance Company of New York, an affiliate, with the Company being the surviving legal entity.

As discussed in Note 2 to the financial statements, the Company changed the manner in which it accounts for other-than-temporary impairments of fixed maturity securities as of April 1, 2009.

PRICEWATERHOUSECOOPERS LLP
April 29, 2011

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                                 BALANCE SHEETS

                                                                   December 31,
                                                             -----------------------
                                                               2010         2009
                                                             -------   -------------
                                                                       (as adjusted,
                                                                        see Note 1)
                                                                  (In Millions)
ASSETS
Investments:
   Fixed maturity securities, available for sale, at fair
      value (amortized cost: 2010 - $8,890; 2009 - $9,280)   $ 9,448      $ 9,300
   Fixed maturity securities, trading, at fair value              67           40
   Equity securities, available for sale, at fair value
      (cost: 2010 - $5; 2009 - $15)                                7           19
   Mortgage and other loans receivable, (net of allowance:
      2010 - $18; 2009 - $6)                                     734          791
   Policy loans                                                  216          220
   Investment real estate                                         22           23
   Partnerships and other invested assets                        136          125
   Short-term investments                                        826          611
                                                             -------      -------
Total investments                                             11,456       11,129
Cash                                                               5           17
Accrued investment income                                        120          130
Reinsurance receivables                                          285          302
Deferred policy acquisition costs                                265          324
Income taxes receivable                                           19          120
Other assets                                                     104          127
Separate account assets, at fair value                            83           86
                                                             -------      -------
TOTAL ASSETS                                                 $12,337      $12,235
                                                             =======      =======

                 See accompanying notes to financial statements

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                           BALANCE SHEETS (Continued)

                                                                    December 31,
                                                              -----------------------
                                                               2010          2009
                                                              -------   -------------
                                                                        (as adjusted,
                                                                         see Note 1)
                                                                (In Millions, except
                                                                    share data)
LIABILITIES AND SHAREHOLDER'S EQUITY
Liabilities:
   Future policy benefits                                     $ 4,947      $ 4,908
   Policyholder contract deposits                               4,077        4,100
   Policy claims and benefits payable                             270          770
   Other policyholders' funds                                     409          419
   Reserve for unearned premiums                                  106          122
   Derivative liabilities                                          16            9
   Other liabilities                                              139          156
   Separate account liabilities                                    83           86
                                                              -------      -------
TOTAL LIABILITIES                                              10,047       10,570
                                                              -------      -------
Commitments and contingent liabilities (see Note 12)
SHAREHOLDER'S EQUITY:
   Common stock, $2 par value, 1,980,658 shares authorized,
      issued and outstanding                                        4            4
   Additional paid-in capital                                   2,187        2,186
   Accumulated deficit                                           (249)        (553)
   Accumulated other comprehensive income                         348           28
                                                              -------      -------
TOTAL SHAREHOLDER'S EQUITY                                      2,290        1,665
                                                              -------      -------
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY                    $12,337      $12,235
                                                              =======      =======

                 See accompanying notes to financial statements

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                           STATEMENTS OF INCOME (LOSS)

                                                                               Years ended December 31,
                                                                   -----------------------------------------------
                                                                     2010           2009               2008
                                                                   -------   -----------------   -----------------
                                                                             (as adjusted, see   (as adjusted, see
                                                                                  Note 1)              Note 1)
                                                                               (In Millions)
REVENUES:
   Premiums and other considerations                               $  512          $  571             $   889
   Net investment income                                              747             716                 750
   Net realized investment losses:
      Total other-than-temporary impairments on
         available for sale securities                                (77)           (147)               (977)
      Portion of other-than-temporary impairments on
         available for sale fixed maturity securities recognized
         in accumulated other comprehensive income                    (28)             (4)                 --
                                                                   ------          ------             -------
      Net other-than-temporary impairments on available
         for sale securities recognized in net income (loss)         (105)           (151)               (977)
      Other realized investment gains (losses)                         42               6              (1,254)
                                                                   ------          ------             -------
         Total net realized investment losses                         (63)           (145)             (2,231)
   Insurance charges                                                  191             196                 197
   Other                                                               35              33                  32
                                                                   ------          ------             -------
TOTAL REVENUES                                                      1,422           1,371                (363)
                                                                   ------          ------             -------
BENEFITS AND EXPENSES:
   Policyholder benefits                                              787             820               1,130
   Interest credited on policyholder contract deposits                159             166                 186
   Amortization of deferred policy acquisition costs                   48              46                  19
   General and administrative expenses, net of deferrals              118             142                 140
   Commissions, net of deferrals                                      100             109                 123
                                                                   ------          ------             -------
TOTAL BENEFITS AND EXPENSES                                         1,212           1,283               1,598
                                                                   ------          ------             -------
INCOME (LOSS) BEFORE INCOME TAX EXPENSE (BENEFIT)                     210              88              (1,961)
INCOME TAX EXPENSE (BENEFIT):
   Current                                                            (30)             14                (413)
   Deferred                                                           (64)             24                 461
                                                                   ------          ------             -------
TOTAL INCOME TAX EXPENSE (BENEFIT)                                    (94)             38                  48
                                                                   ------          ------             -------
NET INCOME (LOSS)                                                  $  304          $   50             $(2,009)
                                                                   ======          ======             =======

                 See accompanying notes to financial statements

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

                                                                      Years ended December 31,
                                                            ---------------------------------------------
                                                             2010          2009               2008
                                                            -----   -----------------   -----------------
                                                                    (as adjusted, see   (as adjusted, see
                                                                         Note 1)              Note 1)
                                                                      (In Millions)
NET INCOME (LOSS)                                           $ 304        $   50              $(2,009)
OTHER COMPREHENSIVE INCOME (LOSS):
   Net unrealized gains of fixed maturity investments
      on which other-than-temporary credit impairments
      were taken - net of reclassification adjustments         69            79                   --
   Deferred income tax expense on above changes               (28)          (19)                  --
   Net unrealized gains (losses) on all other invested
      assets arising during the current period - net of
      reclassification adjustments                            465         1,035                 (414)
   Deferred income tax (expense) benefit on above changes    (163)         (362)                 145
   Adjustment to deferred policy acquisition costs            (35)          (74)                  42
   Deferred income tax (expense) benefit on above changes      12            26                  (15)
                                                            -----        ------              -------
OTHER COMPREHENSIVE INCOME (LOSS)                             320           685                 (242)
                                                            -----        ------              -------
COMPREHENSIVE INCOME (LOSS)                                 $ 624        $  735              $(2,251)
                                                            =====        ======              =======

                 See accompanying notes to financial statements

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                       STATEMENTS OF SHAREHOLDER'S EQUITY

                                                                      Years ended December 31,
                                                            -----------------------------------------------
                                                             2010           2009                 2008
                                                            ------   -----------------    -----------------
                                                                     (as adjusted, see    (as adjusted, see
                                                                         Note 1)              Note 1)
                                                                      (In Millions)
COMMON STOCK:
   Balance at beginning and end of year                     $    4        $     4              $     4
ADDITIONAL PAID-IN CAPITAL:
   Balance at beginning of year                              2,186          1,835                  774
      Capital contributions from Parent (see Note 13)            1            351                1,061
                                                            ------        -------              -------
   Balance at end of year                                    2,187          2,186                1,835
                                                            ------        -------              -------
RETAINED EARNINGS (ACCUMULATED DEFICIT):
   Balance at beginning of year                               (553)        (1,142)                 917
      Cumulative effect of accounting change, net of tax        --            539                   --
      Net income (loss)                                        304             50               (2,009)
      Dividends                                                 --             --                  (50)
                                                            ------        -------              -------
   Balance at end of year                                     (249)          (553)              (1,142)
                                                            ------        -------              -------
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS):
   Balance at beginning of year                                 28           (274)                 (32)
      Cumulative effect of accounting change, net of tax        --           (383)                  --
      Other comprehensive income (loss)                        320            685                 (242)
                                                            ------        -------              -------
   Balance at end of year                                      348             28                 (274)
                                                            ------        -------              -------
TOTAL SHAREHOLDER'S EQUITY                                  $2,290        $ 1,665              $   423
                                                            ======        =======              =======

                 See accompanying notes to financial statements

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                            STATEMENTS OF CASH FLOWS

                                                                             Years ended December 31,
                                                                     ----------------------------------------
                                                                       2010          2009            2008
                                                                     -------    -------------   -------------
                                                                                (as adjusted,   (as adjusted,
                                                                                 see Note 1)     see Note 1)
                                                                                   (In Millions)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                                    $   304        $  50          $(2,009)
ADJUSTMENTS TO RECONCILE NET INCOME (LOSS) TO NET CASH PROVIDED BY
   (USED IN) OPERATING ACTIVITIES:
Interest credited in policyholder contract deposits                      159          166              186
Fees charged for policyholder contract deposits                           (5)          (5)              (5)
Amortization of deferred policy acquisition costs                         48           46               19
Net realized investment losses                                            63          145            2,231
Equity in (income) loss of partnerships and other invested assets        (21)          (8)              13
Depreciation and amortization                                            (21)           4                4
Amortization (accretion) of net premium/discount on investments          (28)         (55)             (24)
Provision for deferred income taxes                                     (182)        (198)             132
CHANGE IN:
   Trading securities, at fair value                                     (27)          (2)              11
   Accrued investment income                                              10            6               10
   Amounts due to/from related parties                                   (12)          (9)              (1)
   Worker's compensation claim reserve, net                             (331)          (9)              31
   Reinsurance receivables                                                17           25               (9)
   Deferral of deferred policy acquisition costs                         (24)         (19)             (38)
   Income taxes currently receivable/payable                             101          200             (177)
   Other assets                                                           36           15               15
   Future policy benefits                                               (186)        (241)             103
   Other policyholders' funds                                            (10)          59               18
   Other liabilities                                                     (22)           5               (7)
Other, net                                                                16           (1)              (8)
                                                                     -------        -----          -------
      NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES            $  (115)       $ 174          $   495
                                                                     -------        -----          -------
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of:
   Fixed maturity securities                                         $(1,521)       $(999)         $  (589)
   Equity securities                                                      --           (6)              (1)
   Mortgage and other loans                                              (12)         (17)             (45)
   Other investments, excluding short-term investments                   (85)         (83)            (136)
Sales of:
   Fixed maturity securities                                           1,295          492              880
   Equity securities                                                      12            9                2
   Other investments, excluding short-term investments                    76          103               53
Redemptions and maturities of:
   Fixed maturity securities                                             656          575              319
   Mortgage and other loans                                               33           66               62
   Other investments, excluding short-term investments                     2            3                3
Change in short-term investments                                        (215)        (379)             (91)
Change in securities lending collateral                                   --           --            2,699
                                                                     -------        -----          -------
      NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES            $   241        $(236)         $ 3,156
                                                                     -------        -----          -------

                 See accompanying notes to financial statements

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                      STATEMENTS OF CASH FLOWS (Continued)

                                                                   Years ended December 31,
                                                            --------------------------------------
                                                             2010         2009            2008
                                                            -----    -------------   -------------
                                                                     (as adjusted,   (as adjusted,
                                                                      see Note 1)     see Note 1)
                                                                       (In Millions)
CASH FLOWS FROM FINANCING ACTIVITIES
Policyholder account deposits                               $ 295        $ 219          $   262
Policyholder account withdrawals                             (271)        (466)            (878)
Net exchanges to/(from) variable accounts                       1           --                2
Claims and annuity payments                                  (163)         (42)               8
Change in securities lending payable                           --           --           (3,904)
Cash overdrafts                                                --           (2)              (4)
Cash capital contribution from Parent Company                  --          350              916
Dividend paid to Parent Company                                --           --              (50)
                                                            -----        -----          -------
   NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES      $(138)       $  59          $(3,648)
                                                            -----        -----          -------
INCREASE (DECREASE) IN CASH                                 $ (12)       $  (3)         $     3
CASH AT BEGINNING OF PERIOD                                    17           20               17
                                                            -----        -----          -------
CASH AT END OF PERIOD                                       $   5        $  17          $    20
                                                            =====        =====          =======
SUPPLEMENTAL CASH FLOW INFORMATION
Income taxes paid                                           $  27        $  28          $    91
Interest received                                           $  --        $  (1)         $    --
Non-cash activity:
Capital contribution in the form of securities              $  --        $  --          $   145
Other various non-cash contributions                        $   1        $   1          $    --

                 See accompanying notes to financial statements

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                          NOTES TO FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

The United States Life Insurance Company in the City of New York ("USL" or the "Company"), is a wholly-owned subsidiary of AGC Life Insurance Company (the "Parent"), and its ultimate parent is American International Group, Inc. ("AIG").

The Company offers a broad portfolio of individual life, annuity and certain credit products as well as group insurance. The individual life and annuity products include universal life, term, whole life and interest sensitive whole life, fixed annuities, immediate annuities, terminal funding annuities and structured settlement contracts. These individual life and annuity products are sold primarily to affluent markets, generally through independent general agencies and producers as well as financial institutions. The Company also provides products for certain international markets and other target markets through lower cost distribution channels.

Group insurance products include group life, accidental death & dismemberment ("AD&D"), dental, excess major medical, vision and disability coverage and are sold through independent general agents and producers as well as third party administrators. These products are marketed nationwide to employers, professional and affinity associations.

The Company's credit products are credit life and credit accident and health policies that provide payments on loans if a borrower dies or becomes disabled.

The Company is licensed to sell life and accident and health insurance in all 50 states and the District of Columbia. The Company is also licensed in American Samoa, U.S. Virgin Islands, and Guam.

The operations of the Company are influenced by many factors, including general economic conditions, financial condition of AIG, monetary and fiscal policies of the federal government and policies of state and other regulatory authorities. The level of sales of the Company's insurance products is influenced by many factors, including general market rates of interest, the strength, weakness and volatility of equity markets and terms and conditions of competing insurance products. The Company is exposed to the risks normally associated with a portfolio of fixed income securities, namely interest rate, option, liquidity and credit risks. Continuing volatility in the credit markets may result in additional other-than-temporary impairments relating to the Company's fixed income investments. The Company controls its exposure to these risks by, among other things, closely monitoring and limiting prepayments and extension risk in its portfolio; maintaining a large percentage of its portfolio in liquid securities; engaging in a disciplined process of underwriting; and reviewing and monitoring credit risk. The Company also is exposed to market risk, as market volatility may result in reduced fee income on variable product assets held in separate accounts. Although management expects to be able to achieve its business plans, no assurance can be given that one or more of the risks described above will not result in material adverse effects on the Company's financial position, results of operations and/or statutory capital and surplus.

Effective December 31, 2010 American International Life Assurance Company of New York ("AIL"), a subsidiary of AIG, merged with USL, the surviving entity. The merger represented a transaction between entities under common control. Assets and liabilities transferred between entities under common control are accounted for at historical cost. The accompanying financial statements include the financial position, results of operations and cash flows of AIL for all periods presented.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PREPARATION OF FINANCIAL STATEMENTS

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Certain prior period items have been reclassified to conform to the current period's presentation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the application of accounting policies that often involve a significant degree of judgment. The Company considers that its accounting policies that are most dependent on the application of estimates and assumptions, and therefore viewed as critical accounting estimates, are those relating to items considered by management in the determination of:

     .    future policy benefits for life and accident and health contracts;

     .    recoverability of deferred policy acquisition costs ("DAC");

     .    estimated gross profits ("EGPs") for investment-oriented products;

     .    other-than-temporary impairments;

     . estimates with respect to income taxes, including recoverability of deferred tax assets; and

     . fair value measurements of certain financial assets and liabilities, including the Company's economic interest in Maiden Lane II LLC ("ML II"), a Delaware limited liability company whose sole member is the Federal Reserve Bank of New York ("New York Fed"). See Note 3 herein.

These accounting estimates require the use of assumptions about matters, some of which are highly uncertain at the time of estimation. To the extent actual experience differs from the assumptions used, the Company's financial condition, results of operations and cash flows could be materially affected.

Out of Period Adjustments

In 2010, the Company recorded the net effect of certain out of period adjustments which decreased pretax income for 2010 by $6 million. The Company evaluated these errors taking into account both qualitative and quantitative factors and considered the impact of these errors to 2010, as well as the materiality to the periods in which they originated. The pretax impact on prior periods relating to the 2010 out of period adjustments is as follows:

                            Total   2009   2008   Pre-2008
                            -----   ----   ----   --------
                                   (In Millions)
Decrease to pretax income   $(6)    $(3)   $(1)     $(2)

Management believes these errors are immaterial to the financial statements.

INSURANCE CONTRACTS

The insurance contracts accounted for in these financial statements include both long-duration and short-duration contracts.

Long-duration contracts include traditional whole life, term life, endowment, universal life, variable universal life, fixed annuity, guaranteed renewable term life, limited payment and investment contracts. These contracts generally require the performance of various functions and services over a period of more than one year. The contract provisions generally cannot be changed or canceled by the insurer during the contract period; however, most contracts issued by the Company in the future allow the insurer to revise certain elements used in determining premium rates or policy benefits, subject to guarantees stated in the contracts.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

Short-duration contracts include group life, dental, vision, AD&D, excess major medical, credit and disability policies. These contracts provide insurance protection for a fixed period of short duration and enables the insurer to cancel or adjust the provisions of the contract at the end of any contract period, such as adjusting the amount of premiums charged or coverage provided.

INVESTMENTS

Fixed Maturity and Equity Securities

Fixed maturity and equity securities classified as available-for-sale are carried at fair value. Unrealized gains and losses, net of deferred taxes and an adjustment to DAC, are recorded as a separate component of accumulated other comprehensive income (loss), within shareholder's equity. Realized gains and losses on the sale of investments are recognized in income at the date of sale and are determined by using the specific cost identification method.

Interest on fixed maturity securities is recorded as income when earned and is adjusted for any amortization of premium or accretion of discount. Premiums and discounts arising from the purchase of bonds classified as available for sale are treated as yield adjustments over their estimated lives, until maturity, or call date, if applicable. Dividend income on equity securities is generally recognized as income on the ex-dividend date.

Fixed maturity and equity securities classified as trading securities are carried at fair value. Trading securities include the Company's economic interest in ML II, which is carried at fair value. For discussion on ML II, see Notes 3 and 4. Realized and unrealized gains and losses on trading securities are reported in net investment income.

Evaluating Investments for Other-Than-Temporary Impairments

On April 1, 2009, the Company adopted prospectively a new accounting standard addressing the evaluation of fixed maturity securities for other-than-temporary impairments. These requirements have significantly altered the Company's policies and procedures for determining impairment charges recognized through earnings. The new standard requires a company to recognize the credit component (a credit impairment) of an other-than-temporary impairment of a fixed maturity security in earnings and the non-credit component in accumulated other comprehensive income (loss) when the company does not intend to sell the security or it is more likely than not that the company will not be required to sell the security prior to recovery. The standard also changes the threshold for determining when an other-than-temporary impairment has occurred on a fixed maturity security with respect to intent and ability to hold the security until recovery and requires additional disclosures. A credit impairment, which is recognized in earnings when it occurs, is the difference between the amortized cost of the fixed maturity security and the estimated present value of cash flows expected to be collected (recovery value), as determined by management. The difference between fair value and amortized cost that is not related to a credit impairment is recognized as a separate component of accumulated other comprehensive income (loss). The Company refers to both credit impairments and impairments recognized as a result of intent to sell as "impairment charges." The impairment model for equity securities was not affected by the standard.

Impairment Policy -- Effective April 1, 2009 and Thereafter

Fixed Maturity Securities

If the Company intends to sell a fixed maturity security or it is more likely than not that the Company will be required to sell a fixed maturity security before recovery of its amortized cost basis and the fair value of the security is below amortized cost, an other-than-temporary impairment has occurred and the amortized cost is written down to current fair value, with a corresponding charge to earnings.

For all other fixed maturity securities for which a credit impairment has occurred, the amortized cost is written down to the estimated recovery value with a corresponding charge to earnings. Changes in fair value compared to recovery value, if any, are charged to unrealized appreciation (depreciation) of fixed maturity investments on which other-than-temporary credit impairments are taken (a component of accumulated other comprehensive income (loss)).

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

When assessing the Company's intent to sell a fixed maturity security, or whether it is more likely than not that the Company will be required to sell a fixed maturity security before recovery of its amortized cost basis, management evaluates relevant facts and circumstances including, but not limited to, decisions to reposition the Company's investment portfolio, sales of securities to meet cash flow needs and sales of securities to take advantage of favorable pricing.

The Company considers severe price declines and the duration of such price declines in its assessment of potential credit impairments. The Company may also modify its modeled outputs for certain securities when it determines that price declines are indicative of factors not comprehended by the cash flow models.

In periods subsequent to the recognition of an other-than-temporary impairment charge for available for sale fixed maturity securities that are not foreign exchange related, the Company generally prospectively accretes into earnings the difference between the new amortized cost and the expected undiscounted recovery value over the remaining expected holding period of the security.

In assessing whether a credit impairment has occurred for a structured fixed maturity security, the Company performs evaluations of expected future cash flows. Certain critical assumptions are made with respect to the performance of the securities.

When estimating future cash flows for a structured fixed maturity security (e.g. residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS"), collateralized debt obligations ("CDO"), asset backed securities ("ABS")) management considers historical performance of underlying assets and available market information as well as bond-specific structural considerations, such as credit enhancement and priority of payment structure of the security. In addition, the process of estimating future cash flows includes, but is not limited to, the following critical inputs, which vary by asset class:

     .    Current delinquency rates;

     .    Expected default rates and timing of such defaults;

     .    Loss severity and the timing of any such recovery;

     .    Expected prepayment speeds; and

     .    Ratings of securities underlying structured products.

For corporate, municipal and sovereign fixed maturity securities determined to be credit impaired, management considers the fair value as the recovery value when available information does not indicate that another value is more relevant or reliable. When management identifies information that supports a recovery value other than the fair value, the determination of a recovery value considers scenarios specific to the issuer and the security, and may be based upon estimates of outcomes of corporate restructurings, political and macro economic factors, stability and financial strength of the issuer, the value of any secondary sources of repayment and the disposition of assets.

Equity Securities

The impairment model for equity securities and other cost and equity method investments was not affected by the adoption of the accounting standard related to other-than-temporary impairments in the second quarter of 2009. The Company continues to evaluate its available for sale equity securities, equity method and cost method investments for impairment by considering such securities as candidates for other-than-temporary impairment if they meet any of the following criteria:

     . The security has traded at a significant (25 percent or more) discount to cost for an extended period of time (nine consecutive months or longer);

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

     . A discrete credit event has occurred resulting in (i) the issuer defaulting on a material outstanding obligation; (ii) the issuer seeking protection from creditors under the bankruptcy laws or any similar laws intended for court supervised reorganization of insolvent enterprises; or (iii) the issuer proposing a voluntary reorganization pursuant to which creditors are asked to exchange their claims for cash or securities having a fair value substantially lower than par value of their claims; or

     . The Company has concluded that it may not realize a full recovery on its investment, regardless of the occurrence of one of the foregoing events.

The determination that an equity security is other-than-temporarily impaired requires the judgment of management and consideration of the fundamental condition of the issuer, its near-term prospects and all the relevant facts and circumstances. The above criteria also consider circumstances of a rapid and severe market valuation decline in which the Company could not reasonably assert that the impairment period would be temporary (severity losses).

Fixed Maturity Securities Impairment Policy -- Prior to April 1, 2009

In all periods prior to April 1, 2009, the Company assessed its ability to hold any fixed maturity available for sale security in an unrealized loss position to its recovery at each balance sheet date. The decision to sell any such fixed maturity security classified as available for sale reflected the judgment of the Company's management that the security sold was unlikely to provide, on a relative value basis, as attractive a return in the future as alternative securities entailing comparable risks. With respect to distressed securities, the sale decision reflected management's judgment that the risk-adjusted ultimate recovery was less than the value achievable on sale.

In those periods, the Company evaluated its fixed maturity securities for other-than-temporary impairments with respect to valuation as well as credit.

After a fixed maturity security had been identified as other-than-temporarily impaired, the amount of such impairment was determined as the difference between fair value and amortized cost and the entire amount, whether attributed to credit or noncredit factors, was recorded as a charge to earnings.

Mortgage and Other Loans Receivable

Mortgage and other loans receivable includes mortgage loans on real estate and collateral, commercial loans and guaranteed loans. Mortgage loans on real estate and collateral, commercial loans and guaranteed loans are carried at unpaid principal balances less credit allowances and plus or minus adjustments for the accretion or amortization of discount or premium. Interest income on such loans is accrued as earned.

Impairment of mortgage and other loans receivable is based on certain risk factors, including past due status. For commercial mortgages in particular, risk factors evaluated in monitoring credit quality also include debt service coverage ratio, loan-to-value or the ratio of the loan balance to the estimated value of the property, property occupancy, profile of the borrower and major property tenants, economic trends in the market where the property is located, and condition of the property. Mortgage and other loans receivable are considered impaired when collection of all amounts due under contractual terms is not probable. This impairment is generally measured based on the present value of expected future cash flows discounted at the loan's effective interest rate subject to the fair value of underlying collateral. Interest income on such impaired loans is recognized as cash is received.

Policy Loans

Policy loans are carried at unpaid principal amount. There is no allowance for policy loans because these loans serve to reduce the death benefit paid when the death claim is made and the balances are effectively collateralized by the cash surrender value of the policy.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

Investment Real Estate

Real estate is classified as held for investment or available for sale, based on management's intent. Real estate held for investment is carried at cost, less accumulated depreciation and impairment write-downs. The Company does not currently hold any available for sale investment real estate.

The Company's investments in real estate are periodically evaluated for recoverability whenever changes in circumstances indicate the carrying amount of an asset may be impaired. When impairment indicators are present, the Company compares expected investment cash flows to carrying value. When the expected cash flows are less than the carrying value, the investments are written down to fair value with a corresponding charge to earnings.

Partnerships and Other Invested Assets

Partnerships in which AIG holds less than a five percent interest are carried at fair value and the change in fair value is recognized as a component of accumulated other comprehensive income (loss). With respect to partnerships in which AIG holds in the aggregate a five percent or greater interest, or less than five percent interest but AIG has more than a minor influence over the operations of the investee, the Company's carrying value is its share of the net asset value of the partnerships. The changes in such net asset values accounted for under the equity method are recorded in earnings through net investment income. In applying the equity method of accounting, the Company consistently uses financial information provided by the general partners or manager of each of these investments, which is generally one to three months prior to the end of the Company's reporting period. The Company uses the carrying value as a practical expedient for fair value. The financial statements of these investees are generally audited on an annual basis.

The Company's investment partnerships are evaluated for impairment consistent with the evaluation of equity securities for impairments as discussed above. Such evaluation considers market conditions, events and volatility that may impact the recoverability of the underlying investments within these investment partnerships and is based on the nature of the underlying investments and specific inherent risks. Such risks may evolve based on the nature of the underlying investments.

Short-Term Investments

Short-term investments consist of interest-bearing money market funds, investment pools, and other investments with original maturities within one year from the date of purchase.

Derivative Financial Instruments

The Company takes positions from time to time in certain derivative financial instruments in order to mitigate or hedge the impact of changes in interest rates, foreign currencies and equity markets on cash flows from investment income, policyholder liabilities and equity. Financial instruments used by the Company for such purposes include interest rate swaps and foreign currency swaps. The Company does not engage in the use of derivative instruments for speculative purposes and is neither a dealer nor trader in derivative instruments.

The Company issues indexed universal life and annuity products, which contain embedded derivatives associated with guarantees tied to certain indices. The Company purchases call options from various indicies to offset the increase in its liabilities resulting from the indexed features of these products. With the exception of premiums required for the purchase of publicly-traded or over-the-counter traded options and futures, derivatives contracts purchased by the Company require no up-front cash payment and provide for net settlement.

The Company believes its hedging activities have been and remain economically effective, but do not currently qualify for hedge accounting. The Company carries all derivatives, with the exception of bifurcated embedded derivatives, at fair value in the balance sheets as derivative assets or derivative liabilities. The fair value of the embedded derivatives is reflected in policyholder contract deposits in the balance sheets. Changes in the fair value of all derivatives are reported as part of net realized investment gains and losses in the statements of income (loss). See Note 5 for additional disclosures.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

CASH

Cash represents cash on hand and non-interest bearing demand deposits.

DEFERRED POLICY ACQUISITION COSTS AND DEFERRED SALES INDUCEMENTS

Policy acquisition costs represent those costs, including commissions, underwriting and certain marketing expenses, that vary with and are primarily related to the acquisition of new business.

Policy acquisition costs for traditional life and accident and health insurance products are generally deferred and amortized, with interest, over the premium paying period. Policy acquisition costs and policy issuance costs related to universal life, and investment-type products (investment-oriented products) are deferred and amortized, with interest, in relation to the incidence of EGPs to be realized over the estimated lives of the contracts. EGPs are based on management's best estimates and are composed of net interest income, net realized investment gains and losses, fees, surrender charges, expenses, and mortality gains and losses. If management's assumptions underlying the EGPs change significantly, DAC is recalculated using the new assumptions. Any resulting adjustment is included in income as an adjustment to DAC. DAC is grouped consistent with the manner in which the insurance contracts are acquired, serviced and measured for profitability and is reviewed for recoverability based on the current and projected future profitability of the underlying insurance contracts. DAC for certain investment-oriented products is also adjusted with respect to EGPs as a result of changes in the net unrealized gains or losses on fixed maturity and equity securities available for sale. Because fixed maturity and equity securities available for sale are carried at aggregate fair value, an adjustment is made to DAC on certain products equal to the change in amortization that would have been recorded if such securities had been sold at their stated aggregate fair value and the proceeds reinvested at current yields. The change in this adjustment, net of tax, is included with the change in net unrealized gains (losses) on fixed maturity and equity securities available for sale that is credited or charged directly to accumulated other comprehensive income (loss). This adjustment applied to business sold on USL paper prior to the December 31, 2010 merger with AIL. DAC related to certain investment-oriented business sold on AIL paper was not adjusted for changes in net unrealized gains or losses.

With respect to the Company's variable universal life policies, the assumption for the long-term growth of the separate account assets used by the Company in the determination of DAC amortization is approximately 8.3 percent. For the Company's variable annuity policies, because of the limited size of the block of business, a simplified approach was used which combines experience for lapses, death, and market growth.

The Company currently offers sales inducements, which may include enhanced crediting rates or bonus payments to policy holders on certain of its products. Sales inducements provided to the policyholder are recognized as part of the liability for policyholder contract deposits on the balance sheets. To qualify for such accounting treatment, the sales inducement must be explicitly identified in the contract at inception, and the Company must demonstrate that such amounts are incremental to amounts the Company credits on similar contracts without bonus interest, and are higher than the contract's expected ongoing crediting rates for periods after the bonus period.

SEPARATE ACCOUNT ASSETS AND LIABILITIES

Separate account assets and liabilities represent funds that are separately administered for variable annuities and variable universal life contracts, for which the investment risk lies solely with the contract holder, except to the extent of minimum guarantees made by the Company with respect to certain policies. Therefore, the Company's liability for these variable accounts equals the value of the variable account assets. Separate account assets are primarily shares in mutual funds, which are carried at fair value based on the quoted net asset value per share and are insulated from creditors. Investment income, realized investment gains (losses), and policyholder account deposits and withdrawals related to separate accounts are excluded from the statements of income (loss), comprehensive income (loss) and cash flows.

The Company receives administrative fees and other fees for assuming mortality and certain expense risks. Such fees are included in other revenue in the statements of income (loss).

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

FUTURE POLICY BENEFITS

The liability for future policy benefits is established using assumptions described in Note 9 herein. Future policy benefits primarily include the reserves for traditional life and annuity payout contracts are based on estimates of the cost of future policy benefits. Reserves for traditional life are determined using the net level premium method based on actuarial assumptions as to mortality, persistency, interest and expenses established at the policy issue date. Also included in future policy benefits is the liability for annuities issued in structured settlement arrangements whereby a claimant has agreed to settle a general insurance claim in exchange for fixed payments over a fixed determinable period of time with a life contingency feature. Structured settlement liabilities are presented on a discounted basis as the settled claims are fixed and determinable. Additionally, the future policy benefits include the liability for guaranteed minimum death benefit ("the GMDB"). A majority of the Company's variable annuity products are issued with a death benefit feature which provides that, upon the death of a contract holder, the contract holder's beneficiary will receive the greater of (i) the contract holder's account value, or (ii) a GMDB that varies by product. Depending on the product, the GMDB may equal the principal invested, adjusted for withdrawals. The GMDB has issue age and other restrictions to reduce mortality risk exposure. The Company bears the risk that death claims following a decline in the financial markets may exceed contract holder account balances, and that the fees collected under the contract are insufficient to cover the costs of the benefit to be provided.

The Company provides reserves for future GMDB-related benefits. The GMDB liability is determined each period end by estimating the expected value of death benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. Changes in liabilities for minimum guarantees are included in policyholder benefits in the statements of income (loss). The Company regularly evaluates estimates used and adjusts the liability balance, with a related charge or credit to policyholder benefits, if actual experience or other evidence suggests that earlier assumptions should be revised. See Note 9 for additional disclosure.

For group and credit contracts the policy reserve is equal to the unearned premium reserves. The unearned premium reserve for group business is based on gross premium and is calculated on a pro rata basis.

Waiver of premium reserves for life insurance are based on the 1970 Krieger table, modified for Company experience. The interest rate assumption varies by year of incurral and the average is approximately 6.10 percent.

Claim reserves attributable to the workers' compensation business are estimated by using a loss development analysis, based upon a combination of actuarial methods including paid loss development, incurred loss development, and the Bornhuetter-Ferguson method, using both paid and incurred claims. Future expected claim payments are discounted using a 3 percent discount rate.

POLICYHOLDER CONTRACT DEPOSITS

Policyholder contract deposits are recorded at accumulated value (deposits received, plus accrued interest, less withdrawals and assessed fees). Deposits collected on non-traditional life and annuity insurance products, such as those sold by the Company, are not reflected as revenues in the Company's statements of income (loss), as they are recorded directly to policyholder contract deposits upon receipt.

Equity indexed annuities and equity indexed universal life contracts offer a guaranteed minimum interest rate plus a contingent return based on some internal or external equity index. This feature is accounted for in accordance with accounting standards for derivative instruments.

The Company also incorporates its own risk of non-performance in the valuation of the embedded policy derivatives associated with variable annuity and indexed annuity and life contracts. During the fourth quarter of 2010, instead of using the interest rate swap curve, the Company revised the non-performance risk adjustment to reflect a market participant's view of the Company's claims-paying ability. See Note 3 for additional disclosures on embedded policy derivatives.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

POLICY CLAIMS AND BENEFITS PAYABLE

Policy claims and benefits payable include amounts representing: (i) the actual in-force amounts for reported life claims and an estimate of incurred but unreported claims; and (ii) an estimate, based upon prior experience, for accident and health reported and incurred but unreported losses. The methods of making such estimates and establishing the resulting reserves are continually reviewed and updated and any adjustments are reflected in current period income.

OTHER POLICYHOLDERS' FUNDS

Included in other policyholders' funds are primarily unearned revenue reserves ("URR"), liabilities for dividends arising out of participating business, reserves for experience rated group products and liabilities for premiums received in advance.

URR consists of front end loads on interest sensitive contracts, representing those policy loads that are non-level and typically higher in initial policy years than in later policy years. Front end loads for interest sensitive life insurance policies are generally deferred and amortized, with interest, in relation to the incidence of EGPs to be realized over the estimated lives of the contracts and are subject to the same adjustments due to changes in the assumptions underlying EGPs as DAC.

Liabilities for dividends arise from participating products issued by the Company. Participating products are those which share in the earnings of the company based on provisions within the insurance contracts sold. These dividends are declared annually by the Board of Directors and may be paid in cash, or they may be applied to reduce future premiums or purchase additional benefits, or they may be left to accumulate with interest until a later date. In addition, certain participating whole life insurance contracts are subject to unique participating policyholder dividend requirements that are imposed by state law. As such, the Company establishes an additional liability because it is required by statute to return 90% of the profits from the contracts to the policyholders in the form of policyholder dividends which will be paid in the future but are not yet payable. The profits used in the liability calculation consist of discrete components for operating income, realized gains and losses and unrealized gains and losses pertaining to the policies and the assets supporting them. The impact of the unrealized gains and losses component is recorded through other comprehensive income (loss). The Company's business has not been profitable and has resulted in an asset, rather than a liability balance. Such assets or receivable balances are not recognized for financial reporting purposes at December 31, 2010.

Provisions for experience rating refunds arise from contractual obligations between the Company and the groups being insured. Periodic assessments of the experience of the insured groups are undertaken and the group participates in the profits of the business, either through adjustments to premiums or through refunds from the liability for the refund.

Premium deposit funds represent a liability for premiums received in advance of their due dates. Such premiums are allowed to accumulate with interest until they are due, at which time the premiums are applied to the underlying policies.

PREMIUM RECOGNITION

Premiums for traditional life insurance products are recognized when due. For limited-payment contracts, net premiums are recorded as revenue. The difference between the gross received and the net premium is deferred and recognized as a change in future policy benefits in the statements of income (loss).

Most receipts for annuities and interest-sensitive life insurance policies are classified as deposits instead of revenue. Revenues for these contracts consist of mortality, expense, and surrender charges and are included in insurance charges in the statements of income (loss). As discussed under "Other Policyholders' Funds" within this note, policy charges that compensate the Company for future services are deferred and recognized in income over the period earned, using the same assumptions used to amortize DAC. Variable annuity and variable universal life fees, asset management fees and surrender charges are recorded as income in other revenue when earned.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

Premiums on accident and health policies and credit products are reported as earned over the contract term. The portion of accident and health premiums which is not earned at the end of a reporting period is recorded as reserves for unearned premiums. The Company estimates and accrues group and credit premiums due but not yet collected.

NET INVESTMENT INCOME

Net investment income represents income primarily from the following sources in the Company's operations:

     . Interest income and related expenses, including amortization of premiums and accretion of discounts on bonds with changes in the timing and the amount of expected principal and interest cash flows reflected in the yield, as applicable.

     . Dividend income and distributions from common and preferred stock and other investments when receivable.

     . Realized and unrealized gains and losses from investments in trading securities accounted for at fair value.

     . Earnings from hedge funds and limited partnership investments accounted for under the equity method.

     .    Interest income on policy loans.

NET REALIZED INVESTMENT GAINS AND LOSSES

Net realized investment gains and losses are determined by specific identification. The net realized investment gains and losses are generated primarily from the following sources:

     . Sales of fixed maturity and equity securities (except trading securities accounted for at fair value), real estate, investments in joint ventures and limited partnerships, securities lending invested collateral and other types of investments.

     . Reductions to the cost basis of fixed maturity and equity securities (except trading securities accounted for at fair value) and other invested assets for other-than-temporary impairments.

     .    Changes in fair value of derivatives.

INCOME TAXES

Deferred taxes and liabilities are established for temporary differences between the financial reporting basis and the tax basis of assets and liabilities, at the enacted tax rates expected to be in effect when the temporary differences reverse. The effect of a tax rate change is recognized in income in the period of enactment. State income taxes are included in income tax expense.

A valuation allowance for deferred tax assets is provided if it is more likely than not that some portion of the deferred tax asset will not be realized. An increase or decrease in a valuation allowance that results from a change in circumstances that causes a change in judgment about the realizability of the related deferred tax asset is included in income.

SECURITIES LENDING INVESTED COLLATERAL AND SECURITIES LENDING PAYABLE

On December 12, 2008, the Company terminated its securities lending activities (see Note 7 for additional information).

Securities lending collateral was invested in interest-bearing cash equivalents and fixed maturity securities, primarily floating-rate bonds. Securities lending collateral investments in fixed maturity securities were carried at fair value and accounted for in a manner consistent with other available-for-sale fixed maturity securities, and were evaluated for other-than-temporary impairment by applying the same criteria used for other fixed maturity securities.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

The Company's allocated portion of income earned on the invested collateral, net of interest repaid to the borrowers under the securities lending agreements and the related management fees paid to administer the program, was recorded as investment income in the statements of income (loss). The Company's allocated portion of any realized investment losses on the invested collateral was recorded in the statements of income (loss). The Company generally obtained and maintained cash collateral from securities borrowers at current market levels for the securities lent. During the fourth quarter of 2008, in connection with certain securities lending transactions, the Company met the requirements for sale accounting because collateral received from the counterparties was insufficient to fund substantially all of the cost of purchasing replacement assets. Accordingly, the Company accounted for such lending transactions as sales combined with forward purchase commitments, rather than as secured borrowings. Changes in forward purchase commitments were recorded as net realized investment gains (losses) in the statements of income (loss).

Since the Company terminated its securities lending activities on December 12, 2008, there were no securities subject to securities lending agreements on the balance sheets at December 31, 2010 or 2009.

ACCOUNTING CHANGES

FUTURE APPLICATION OF ACCOUNTING STANDARDS

Consolidation of Investments in Separate Accounts

In April 2010, the Financial Accounting Standards Board ("FASB") issued an accounting standard that clarifies that an insurance company should not combine any investments held in separate account interests with its interest in the same investment held in its general account when assessing the investment for consolidation. Separate accounts represent funds for which investment income and investment gains and losses accrue directly to the policyholders who bear the investment risk. The standard also provides guidance on how an insurer should consolidate an investment fund in situations in which the insurer concludes that consolidation of an investment is required and the insurer's interest is through its general account in addition to any separate accounts. The new standard is effective for interim and annual periods beginning on January 1, 2011 for the Company. Earlier application is permitted. The Company adopted this new standard on January 1, 2011. The adoption of this new standard did not have a material effect on its financial condition, results of operations or cash flows.

Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts

In October 2010, the FASB issued an accounting standard update that amends the accounting for costs incurred by insurance companies that can be capitalized in connection with acquiring or renewing insurance contracts. The new standard clarifies how to determine whether the costs incurred in connection with the acquisition of new or renewal insurance contracts qualify as deferred acquisition costs. The new standard is effective for interim and annual periods beginning on January 1, 2012 with early adoption permitted. Prospective or retrospective application is permitted. The Company has determined not to early adopt, but has not determined whether it will adopt this new standard prospectively or retrospectively. The accounting standard update will result in a decrease of the amount of capitalized costs in connection with the acquisition or renewal of insurance contracts. The Company is currently assessing the effect of adoption of this new standard on its financial condition, results of operations and cash flows.

THE COMPANY ADOPTED THE FOLLOWING ACCOUNTING STANDARDS DURING 2010:

Consolidation of Variable Interest Entities ("VIE")

In June 2009, the FASB issued an accounting standard that amends the guidance addressing consolidation of certain variable interest entities with an approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity that most significantly affect the entity's economic performance and has (i) the obligation to absorb losses of the entity or (ii) the right to receive benefits from the entity. The new standard also requires enhanced financial reporting by enterprises involved with variable interest entities. The adoption of the new standard update did not have a material effect on the Company's financial condition, results of operations or cash flows.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

In February 2010, the FASB also issued an update to the aforementioned accounting standard that defers the revised consolidation rules for variable interest entities with attributes of, or similar to, an investment company or money market fund.

Accounting for Embedded Credit Derivatives

In March 2010, the FASB issued an accounting standard that amends the accounting for embedded credit derivative features in structured securities that redistribute credit risk in the form of subordination of one financial instrument to another. The new standard clarifies how to determine whether embedded credit derivative features, including those in CDOs, credit-linked notes ("CLNs"), synthetic CDOs and CLNs and other synthetic securities (e.g., commercial and residential mortgage-backed securities issued by securitization entities that wrote credit derivatives), are considered to be embedded derivatives that should be analyzed for potential bifurcation and separate accounting or, alternatively, for fair value accounting in connection with the application of the fair value option to the entire hybrid instrument. The Company adopted the new standard on July 1, 2010. Upon adoption, the Company accounts for its investments in synthetic securities otherwise requiring bifurcation at fair value, with changes in fair value recognized in earnings. The adoption of this new standard did not have a material effect on the Company's financial condition, results of operations or cash flows.

THE COMPANY ADOPTED THE FOLLOWING ACCOUNTING STANDARDS DURING 2009:

Disclosures about Derivative Instruments and Hedging Activities

In March 2008, the FASB issued an accounting standard that requires enhanced disclosures about (i) how and why the Company uses derivative instruments, (ii) how derivative instruments and related hedged items are accounted for, and (iii) how derivative instruments and related hedged items affect the Company's financial condition, results of operations, and cash flows. The Company adopted the new standard on January 1, 2009. See Note 5 for related disclosures.

Recognition and Presentation of Other-Than-Temporary Impairments

In April 2009, the FASB issued an accounting standard that requires a company to recognize the credit component of an other-than-temporary impairment of a fixed maturity security in earnings and the non-credit component in accumulated other comprehensive income (loss) when the company does not intend to sell the security or it is more likely than not that the company will not be required to sell the security prior to recovery. The standard also changed the threshold for determining when an other-than-temporary impairment has occurred on a fixed maturity security with respect to intent and ability to hold until recovery. The standard does not change the recognition of other-than-temporary impairment for equity securities. The standard requires additional disclosures in interim and annual reporting periods for fixed maturity and equity securities.

The Company adopted the new standard on April 1, 2009 and recorded an after-tax cumulative effect adjustment to increase the Company's shareholder's equity by $156 million as of April 1, 2009, consisting of a decrease in accumulated deficit of $539 million and an increase to accumulated other comprehensive loss of $383 million, net of tax. The net increase in the Company's shareholder's equity was due to a reversal of a portion of the deferred tax asset valuation allowance for certain previous non-credit impairment charges directly attributable to the change in accounting principle (see Note 14 herein). The cumulative effect adjustment resulted in an increase of approximately $628 million in the amortized cost of fixed maturity securities, which has the effect of significantly reducing the accretion of investment income over the remaining life of the underlying securities, beginning in the second quarter of 2009. The effect of the reduced investment income will be offset, in part, by a decrease in the amortization of DAC.

The new standard is expected to reduce the level of other-than-temporary impairment charges recorded in earnings for fixed maturity securities due to the following required changes in the Company's accounting policy for other-than-temporary impairments:

     . Impairment charges for non-credit (e.g., severity) losses are no longer recognized;

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

     . The amortized cost basis of credit impaired securities will be written down through a charge to earnings to the present value of expected cash flows, rather than to fair value; and

     . For fixed maturity securities that are not deemed to be credit-impaired, the Company is no longer required to assert that it has the intent and ability to hold such securities to recovery to avoid an other-than-temporary impairment charge. Instead, an impairment charge through earnings is required only in situations where the Company has the intent to sell the fixed maturity security or it is more likely than not that the Company will be required to sell the security prior to recovery.

The following table presents the components of the change in the Company's shareholder's equity at April 1, 2009 due to the adoption of the new accounting standard for other-than-temporary impairments:

                                                             (Increase)   (Increase) Decrease   Net Increase in
                                                            Decrease to      to Accumulated      the Company's
                                                            Accumulated   Other Comprehensive    Shareholder's
                                                              Deficit             Loss               Equity
                                                            -----------   -------------------   ---------------
                                                                                 (In Millions)
Net effect of the increase in amortized cost of available
   for sale fixed maturity securities                          $ 628            $(628)               $ --
Net effect of related DAC, sales inducement assets and
   other insurance balances                                      (39)              39                  --
Net effect on deferred income tax assets                         (50)             206                 156
                                                               -----            -----                ----
Net increase in the Company's shareholder's equity             $ 539            $(383)               $156
                                                               =====            =====                ====

Determining Fair Value When Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly

In April 2009, the FASB issued an accounting standard that provides guidance for estimating fair value of assets and liabilities when the volume and level of activity for an asset or liability have significantly decreased and for identifying circumstances that indicate a transaction is not orderly. The new standard also requires extensive additional fair value disclosures. The adoption of the new standard on April 1, 2009, did not have a material effect on the Company's financial condition, results of operations or cash flows.

Measuring Liabilities at Fair Value

In August 2009, the FASB issued an accounting standard to clarify how the fair value measurement principles should be applied to measuring liabilities carried at fair value. The new standard explains how to prioritize market inputs in measuring liabilities at fair value and what adjustments to market inputs are appropriate for debt obligations that are restricted from being transferred to another obligor. The new standard was effective beginning October 1, 2009 for the Company. The adoption of the new standard did not have a material effect on the Company's financial condition, results of operations or cash flows.

Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)

In September 2009, the FASB issued an accounting standard that permits, as a practical expedient, a company to measure the fair value of an investment that is within the scope of the update on the basis of the net asset value per share of the investment (or its equivalent) if that value is calculated in accordance with fair value as defined by the FASB. The standard also requires enhanced disclosures. The new standard applies to investment companies that do not have readily determinable fair values such as certain hedge funds and private equity funds. The new standard was effective for interim and annual periods ending after December 15, 2009. The new standard does not apply to the Company and therefore did not have a material effect on the Company's financial condition, results of operations or cash flows.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

THE COMPANY ADOPTED THE FOLLOWING ACCOUNTING STANDARDS DURING 2008:

Fair Value Measurements and Fair Value Option

In September 2006, the FASB issued an accounting standard that defines fair value, establishes a framework for measuring fair value and expands disclosure requirements regarding fair value measurements but did not change existing guidance about whether an asset or liability is carried at fair value. The standard also clarifies that an issuer's credit standing should be considered when measuring liabilities at fair value. The Company adopted the standard on January 1, 2008, its required effective date. The standard must be applied prospectively, except for certain stand-alone derivatives and hybrid instruments, which must be applied as a cumulative effect of change in accounting principle to retained earnings at January 1, 2008. The adoption of the standard did not have a material effect on the Company's financial condition or results of operations.

In February 2007, the FASB issued an accounting standard that permits entities to choose to measure at fair value many financial instruments and certain other items that are not required to be measured at fair value. Subsequent changes in fair value for designated items are required to be reported in earnings. The standard also establishes presentation and disclosure requirements for similar types of assets and liabilities measured at fair value. The standard permits the fair value option election on an instrument-by-instrument basis for eligible items existing at the adoption date and at initial recognition of an asset or liability, or upon most events that gives rise to a new basis of accounting for that instrument. The Company adopted the standard on January 1, 2008, its required effective date. The Company did not make any fair value measurement elections upon initial adoption of the standard.

Fair Value of Financial Assets in Inactive Markets

In October 2008, the FASB issued an accounting standard that provides guidance clarifying certain aspects with respect to the fair value measurements of a security when the market for that security is inactive. The Company adopted this guidance in the third quarter of 2008. The effects of adopting this standard on the Company's financial condition, results of operations and cash flows were not material.

Amendment to Other-Than-Temporary Impairment Guidance

In January 2009, the FASB issued an accounting standard that amends the impairment guidance on recognition of interest income and impairment on purchased beneficial interests and beneficial interests that continue to be held by a transferor in securitized financial assets to achieve more consistent determination of whether an other-than-temporary impairment has occurred. The standard also retains and emphasizes the objective of an other-than-temporary impairment assessment and the related disclosure requirements related to the accounting for certain investments in fixed maturity and equity securities and other related guidance. The Company adopted this guidance in the fourth quarter of 2008. The effects of adopting the standard on the Company's financial condition, results of operations and cash flows were not material.

3. FAIR VALUE MEASUREMENTS

Fair Value Measurements on a Recurring Basis

The Company carries certain financial instruments at fair value. The Company defines the fair value of a financial instrument as the amount that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between willing, able and knowledgeable market participants at the measurement date.

The degree of judgment used in measuring the fair value of financial instruments generally correlates with the level of observable valuation inputs. The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. Financial instruments with quoted prices in active markets generally have more pricing observability and less judgment is used in measuring fair value. Conversely, financial instruments for which no quoted prices are available have less observability and are measured at fair value using valuation models or other pricing techniques that require more judgment. Pricing observability is affected by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established, the characteristics specific to the transaction, liquidity and general market conditions.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

Fair Value Hierarchy

Assets and liabilities recorded at fair value in the balance sheets are measured and classified in a hierarchy for disclosure purposes, consisting of three "levels" based on the observability of inputs available in the marketplace used to measure the fair values, as discussed below:

..    Level 1 - Fair value measurements that are quoted prices (unadjusted) in active markets that the Company has the ability to access for identical assets or liabilities. Market price data generally is obtained from exchange or dealer markets. The Company does not adjust the quoted price for such instruments. Assets and liabilities measured at fair value on a recurring basis and classified as Level 1 include certain government and agency securities, actively traded listed common stocks and futures and options contracts, most separate account assets and most mutual funds.

..    Level 2 - Fair value measurements based on inputs other than quoted prices included in Level 1, that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. Assets and liabilities measured at fair value on a recurring basis and classified as Level 2 generally include certain government and agency securities, most investment-grade and high-yield corporate bonds, certain RMBS, CMBS and collateralized loan obligations/asset-backed securities (CLO/ABS), certain listed equities, state, municipal and provincial obligations, hybrid securities, securities purchased (sold) under agreements to resell (repurchase), mutual fund and hedge fund investments, and certain interest rate and currency derivative contracts.

..    Level 3 - Fair value measurements based on valuation techniques that use significant inputs that are unobservable. Both observable and unobservable inputs may be used to determine the fair values of positions classified in Level 3. These measurements include circumstances in which there is little, if any, market activity for the asset or liability. Therefore, the Company must make certain assumptions as to the inputs a hypothetical market participant would use to value that asset or liability. In certain cases, the inputs used to measure the fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment. In making the assessment, the Company considers factors specific to the asset or liability. Assets and liabilities measured at fair value on a recurring basis and classified as Level 3 include certain RMBS, CMBS, and collateralized debt/asset-backed securities (CDO/ABS), corporate debt, certain municipal and sovereign debt, certain derivative contracts, private equity and real estate fund investments, and direct private equity investments. The Company's non-financial instrument assets that are measured at fair value on a non-recurring basis generally are classified as Level 3.

The following is a description of the valuation methodologies used for instruments carried at fair value. These methodologies are applied to assets and liabilities across the levels noted above, and it is the observability of the inputs used that determines the appropriate level in the fair value hierarchy for the respective asset or liability.

Valuation Methodologies

Incorporation of Credit Risk in Fair Value Measurements

..    The Company's Own Credit Risk. Fair value measurements for certain freestanding derivatives incorporate the Company's own credit risk by determining the explicit cost for each counterparty to protect against its net credit exposure to the Company at the balance sheet date by reference to observable credit default swap or cash bond spreads. A derivative counterparty's net credit exposure to the Company is determined based on master netting agreements, which take into consideration all derivative positions with the Company, as well as cash collateral posted by the Company at the balance sheet date.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

..    Counterparty Credit Risk. Fair value measurements for freestanding derivatives incorporate counterparty credit risk by determining the explicit cost for the Company to protect against its net credit exposure to each counterparty at the balance sheet date by reference to observable counterparty credit default swap spreads, when available. When not available, other directly or indirectly observable credit spreads will be used to derive the best estimates of the counterparty spreads. The Company's net credit exposure to a counterparty is determined based on master netting agreements, which take into consideration all derivative positions with the counterparty, as well as cash collateral posted by the counterparty at the balance sheet date.

A credit default swap ("CDS") is a derivative contract that allows the transfer of third party credit risk from one party to the other. The buyer of the CDS pays an upfront and/or periodic premium to the seller. The seller's payment obligation is triggered by the occurrence of a credit event under a specified reference security and is determined by the loss on that specified reference security. The present value of the amount of the periodic and/or upfront premium therefore represents a market-based expectation of the likelihood that the specified reference party will fail to perform on the reference obligation, a key market observable indicator of non-performance risk (the CDS spread).

Fair values for fixed maturity securities based on observable market prices for identical or similar instruments implicitly incorporate counterparty credit risk. Fair values for fixed maturity securities based on internal models incorporate counterparty credit risk by using discount rates that take into consideration cash issuance spreads for similar instruments or other observable information.

The cost of credit protection is determined under a discounted present value approach considering the market levels for single name CDS spreads for each specific counterparty, the mid market value of the net exposure (reflecting the amount of protection required) and the weighted average life of the net exposure. CDS spreads are provided to the Company by an independent third party. The Company utilizes an interest rate based on the benchmark London Interbank Offered Rate ("LIBOR") curve to derive its discount rates.

While this approach does not explicitly consider all potential future behavior of the derivative transactions or potential future changes in valuation inputs, management believes this approach provides a reasonable estimate of the fair value of the assets and liabilities, including consideration of the impact of non-performance risk.

Fixed Maturity Securities - Trading and Available for Sale

Whenever available, the Company obtains quoted prices in active markets for identical assets at the balance sheet date to measure fixed maturity securities at fair value in its available for sale and trading portfolios. Market price data is generally obtained from dealer markets.

Management is responsible for the determination of the value of the investments carried at fair value and the supporting methodologies and assumptions. The Company employs independent third-party valuation service providers to gather, analyze, and interpret market information and derive fair values based upon relevant methodologies and assumptions for individual instruments. When the Company's valuation service providers are unable to obtain sufficient market observable information upon which to estimate the fair value for a particular security, fair value is determined either by requesting brokers who are knowledgeable about these securities to provide a quote, which is generally non-binding, or by employing widely accepted internal valuation models.

Valuation service providers typically obtain data about market transactions and other key valuation model inputs from multiple sources and, through the use of widely accepted valuation models, provide a single fair value measurement for individual securities for which a fair value has been requested under the terms of service agreements. The inputs used by the valuation service providers include, but are not limited to, market prices from recently completed transactions and transactions of comparable securities, benchmark yields, interest rate yield curves, credit spreads, currency rates, quoted prices for similar securities and other market- observable information, as applicable. The valuation models take into account, among other things, market observable information as of the measurement date as well as the specific attributes of the security being valued, including its term, interest rate, credit rating, industry sector, and when applicable, collateral quality and other security or issuer-specific information. When market transactions or other market observable data is limited, the extent to which judgment is applied in determining fair value is greatly increased.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

The Company has processes designed to ensure that the values received or internally estimated are accurately recorded, that the data inputs and the valuation techniques utilized are appropriate and consistently applied and that the assumptions are reasonable and consistent with the objective of determining fair value. The Company assesses the reasonableness of individual security values received from valuation service providers through various analytical techniques. In addition, the Company may validate the reasonableness of fair values by comparing information obtained from the Company's valuation service providers to other third-party valuation sources for selected securities. The Company also validates prices for selected securities obtained from brokers through reviews by members of management who have relevant expertise and who are independent of those charged with executing investing transactions.

The methodology above is relevant for all fixed maturity securities; following are discussions of certain procedures unique to specific classes of securities.

Fixed Maturity Securities issued by Government Entities

For most debt securities issued by government entities, the Company obtains fair value information from independent third-party valuation service providers, as quoted prices in active markets are generally only available for limited debt securities issued by government entities. The fair values received from these valuation service providers may be based on a market approach using matrix pricing, which considers a security's relationship to other securities for which a quoted price in an active market may be available, or alternatively based on an income approach, which uses valuation techniques to convert future cash flows to a single present value amount.

Fixed Maturity Securities issued by Corporate Entities

For most debt securities issued by corporate entities, the Company obtains fair value information from third-party valuation service providers. For certain corporate debt securities, the Company obtains fair value information from brokers. For those corporate debt instruments (for example, private placements) that are not traded in active markets or that are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments generally are based on available market evidence. In the absence of such evidence, management's best estimate is used.

RMBS, CMBS, CDOs and other ABS

Third-party valuation service providers also provide fair value information for the majority of the Company's investments in RMBS, CMBS, CDOs and other ABS. Where pricing is not available from valuation service providers, the Company obtains fair value information from brokers. Broker prices may be based on an income approach, which converts expected future cash flows to a single present value amount, with specific consideration of inputs relevant to structured securities, including ratings, collateral types, geographic concentrations, underlying loan vintages, loan delinquencies, and weighted average coupons and maturities. Broker prices may also be based on a market approach that considers recent transactions involving identical or similar securities. When the volume or level of market activity for an investment in RMBS, CMBS, CDOs or other ABS is limited, certain inputs used to determine fair value may not be observable in the market.

ML II

The fixed maturity securities, trading portfolio includes an interest in ML II. See Note 4 for additional background information on ML II. At inception, the Company's economic interest in ML II was valued at the transaction price of $52 million. Subsequently, the ML II interest is valued using a discounted cash flow methodology that uses the estimated future cash flows of the assets to which the ML II interest is entitled. The Company applies a model-determined market discount rate to its interest. This discount rate is calibrated to the change in the estimated asset values for the underlying assets commensurate with the Company's interest in the capital structure of the entity. Estimated cash flows and discount rates used in the valuation are validated, to the extent possible, using market observable information for securities with similar asset pools, structure and terms.

The fair value methodology used assumes the underlying collateral in the ML II interest will continue to be held and generate cash flows into the foreseeable future and does not assume a current liquidation of the assets underlying the

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

ML II interest. Other methodologies employed or assumptions made in determining fair value for this investment could result in amounts that differ significantly for the amounts reported.

As of December 31, 2010, the Company expected to receive cash flows (undiscounted) in excess of the Company's initial investment, and any accrued interest, in the ML II interest over the remaining life of the investment after repayment of the first priority obligations owed to the New York Fed. The Company's cash flow methodology considers the capital structure of the collateral securities and their expected credit losses from the underlying asset pools. The fair value of the ML II interest is most affected by changes in the discount rates and changes in the underlying estimated future collateral cash flow assumptions used in the valuation model.

The LIBOR interest rate curve changes are determined based on observable prices, interpolated or extrapolated to derive a LIBOR for a specific maturity term as necessary. The spreads over LIBOR for the ML II interest (including collateral-specific credit and liquidity spreads) can change as a result of changes in market expectations about the future performance of these investments as well as changes in the risk premium that market participants would demand at the time of the transactions.

Changes in estimated future cash flows would primarily be the result of changes in expectations for defaults, recoveries and prepayments on underlying loans.

Changes in the discount rate or the estimated future cash flows used in the valuation would alter the Company's estimate of the fair value of ML II as shown in the table below.

                                        Fair Value Change
                                        -----------------
Twelve Months Ended December 31, 2010     (In Millions)
-------------------------------------
Discount Rates
--------------
200 basis point increase                      $ (8)
200 basis point decrease                         9
400 basis point increase                       (14)
400 basis point decrease                        18

Estimated Future Cash Flows
---------------------------
10% increase                                    15
10% decrease                                   (17)
20% increase                                    32
20% decrease                                   (33)

The Company believes that the ranges of discount rates used in these analyses are reasonable on the basis of implied spread volatilities of similar collateral securities and implied volatilities of LIBOR interest rates. The ranges of estimated future cash flows were determined on the basis of variability in estimated future cash flows implied by cumulative loss estimates for similar instruments. Because of these factors, the fair value of ML II is likely to vary, perhaps materially, from the amount estimated.

Equity Securities Traded in Active Markets - Available for Sale

Whenever available, the Company obtains quoted prices in active markets for identical assets at the balance sheet date to measure at fair value marketable equity securities in its available for sale portfolios. Market price data is generally obtained from exchange or dealer markets.

Hedge Funds, Private Equity Funds and Other Investment Partnerships - Partnerships and Other Invested Assets

The Company initially estimates the fair value of investments in certain hedge fund, private equity funds and other partnerships by reference to the transaction price. Subsequently, the Company obtains the fair value of these investments from net asset value information provided by the general partner or manager of the investments, the financial statements of which are generally audited annually. The Company considers observable market data and

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

performs diligence procedures in validating the appropriateness of using the net asset value as a fair value measurement.

Short-Term Investments

The carrying value of these assets approximates fair value because of the relatively short period of time between origination and expected realization.

Separate Account Assets

Separate account assets are composed primarily of registered and unregistered open-end mutual funds that generally trade daily and are measured at fair value in the manner discussed above for equity securities traded in active markets.

Freestanding Derivatives

Derivative assets and liabilities can be exchange-traded or traded over-the-counter ("OTC"). The Company generally values exchange-traded derivatives using quoted prices in active markets for identical derivatives at the balance sheet date.

OTC derivatives are valued using market transactions and other observable market evidence whenever possible, including market-based inputs to models, model calibration to market clearing transactions, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. When models are used, the selection of a particular model to value an OTC derivative depends on the contractual terms of, and specific risks inherent in the instrument, as well as the availability of pricing information in the market. The Company generally uses similar models to value similar instruments. Valuation models require a variety of inputs, including contractual terms, market prices and rates, yield curves, credit curves, measures of volatility, prepayment rates and correlations of such inputs. For OTC derivatives that trade in liquid markets, such as swaps and options, model inputs can generally be corroborated by observable market data by correlation or other means, and model selection does not involve significant management judgment.

Certain OTC derivatives trade in less liquid markets with limited pricing information, and the determination of fair value for these derivatives is inherently more difficult. When the Company does not have corroborating market evidence to support significant model inputs and cannot verify the model to market transactions, the transaction price may provide the best estimate of fair value. Accordingly, when a pricing model is used to value such an instrument, the model is adjusted so the model value at inception equals the transaction price. The Company will update valuation inputs only when corroborated by evidence such as similar market transactions, third party pricing services and/or broker or dealer quotations, or other empirical market data. When appropriate, valuations are adjusted for various factors such as liquidity, bid/offer spreads and credit considerations. Such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used.

Embedded Policy Derivatives Included in Policyholder Contract Deposits

The fair value of embedded derivatives contained in certain equity-indexed annuity and life contracts is measured based on actuarial and capital market assumptions related to projected cash flows over the expected lives of the contracts. These cash flow estimates primarily include benefits and related fees assessed, when applicable, and incorporate expectations about policyholder behavior. Estimates of future policyholder behavior are subjective and based primarily on the Company's historical experience.

With respect to embedded derivatives in the Company's indexed life and annuity contracts, option pricing models are used to estimate fair value, taking into account assumptions for future equity index growth rates, volatility of the equity index, future interest rates, and determinations on adjusting the participation rate and the cap on equity indexed credited rates in light of market conditions and policyholder behavior assumptions. This methodology incorporates an explicit risk margin to take into consideration market participant estimates of projected cash flows and policyholder behavior.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

The Company also incorporates its own risk of non-performance in the valuation of the embedded policy derivatives associated with indexed annuity and life contracts. Historically, the expected cash flows were discounted using the interest rate swap curve (swap curve), which is commonly viewed as being consistent with the credit spreads for highly-rated financial institutions (S&P AA-rated or above). A swap curve shows the fixed-rate leg of a plain vanilla swap against the floating LIBOR leg of a related tenor. The swap curve was adjusted, as necessary, for anomalies between the swap curve and the treasury yield curve. During the fourth quarter of 2010, the Company revised the non-performance risk adjustment to reflect a market participant's view of the Company's claims-paying ability. As a result, in 2010 the Company incorporated an additional spread to the swap curve used to value embedded policy derivatives. Primarily as a result of this change, the fair value of the embedded derivative liabilities decreased by $2 million.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following tables present information about assets and liabilities measured at fair value on a recurring basis and indicates the level of the fair value measurement based on the levels of the inputs used:

At December 31, 2010

                                                                                      Total
                                                                                       Fair
                                                       Level 1   Level 2   Level 3    Value
                                                       -------   -------   -------   -------
                                                                   (In Millions)
ASSETS:
Fixed maturity securities, available for sale:
   U.S. government obligations                           $--      $  143     $ --    $   143
   Foreign government                                     --          99       --         99
   States, territories & political subdivisions           --          94       34        128
   Corporate securities                                   --       7,576      129      7,705
   Mortgage-backed, asset-backed and collateralized:
      Residential mortgage-backed securities              --         544      237        781
      Commercial mortgage-backed securities               --         138      301        439
      Collateralized debt obligation / Asset backed
         securities                                       --          62       91        153
                                                         ---      ------     ----    -------
Total fixed maturity securities, available for sale       --       8,656      792      9,448
                                                         ---      ------     ----    -------
Fixed maturity securities, trading:
   Mortgage-backed, asset-backed and collateralized:
      Collateralized debt obligation / Asset backed
         securities                                       --          --       67         67
                                                         ---      ------     ----    -------
Total fixed maturity securities, trading                  --          --       67         67
                                                         ---      ------     ----    -------
Equity securities, available for sale:
   Common stocks                                          --          --        2          2
   Preferred stocks                                       --           5       --          5
                                                         ---      ------     ----    -------
Total equity securities, available for sale               --           5        2          7
                                                         ---      ------     ----    -------
Partnerships and other invested assets                    --          25       32         57
Short-term investments                                    --         537       --        537
Separate account assets                                   83          --       --         83
                                                         ---      ------     ----    -------
         Total                                           $83      $9,223     $893    $10,199
                                                         ===      ======     ====    =======

LIABILITIES:
Policyholder contract deposits                           $--      $   --     $ 10    $    10
Derivative liabilities:
   Foreign exchange contracts                             --          16       --         16
                                                         ---      ------     ----    -------
Total derivative liabilities                              --          16       --         16
                                                         ---      ------     ----    -------
         Total                                           $--      $   16     $ 10    $    26
                                                         ===      ======     ====    =======

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

At December 31, 2009

                                                                                      Total
                                                                                      Fair
                                                       Level 1   Level 2   Level 3    Value
                                                       -------   -------   -------   -------
                                                                   (In Millions)
ASSETS:
Fixed maturity securities, available for sale:
   U.S. government obligations                           $--      $  188     $ --     $  188
   Foreign government                                     --          64       --         64
   States, territories & political subdivisions           --          60       18         78
   Corporate securities                                   --       6,985      308      7,293
   Mortgage-backed, asset-backed and collateralized:
      Residential mortgage-backed securities              --         846      244      1,090
      Commercial mortgage-backed securities               --         240      201        441
      Collateralized debt obligation / Asset backed
         securities                                       --          59       87        146
                                                         ---      ------     ----     ------
Total fixed maturity securities, available for sale       --       8,442      858      9,300
                                                         ---      ------     ----     ------
Fixed maturity securities, trading:
   Mortgage-backed, asset-backed and collateralized:
      Collateralized debt obligation / Asset
         backed securities                                --          --       40         40
                                                         ---      ------     ----     ------
Total fixed maturity securities, trading                  --          --       40         40
                                                         ---      ------     ----     ------
Equity securities, available for sale:
   Common stocks                                          13          --        2         15
   Preferred stocks                                       --           4       --          4
                                                         ---      ------     ----     ------
Total equity securities, available for sale               13           4        2         19
                                                         ---      ------     ----     ------
Partnerships and other invested assets                    --           4       20         24
Short-term investments                                    --         392       --        392
Separate account assets                                   86          --       --         86
                                                         ---      ------     ----     ------
      Total                                              $99      $8,842     $920     $9,861
                                                         ===      ======     ====     ======
LIABILITIES:
Policyholder contract deposits                           $--      $   --     $  3     $    3
Derivative liabilities                                    --           9       --          9
                                                         ---      ------     ----     ------
      Total                                              $--      $    9     $  3     $   12
                                                         ===      ======     ====     ======

Transfers of Level 1 and Level 2 Assets and Liabilities

The Company's policy is to record transfers of assets and liabilities between Level 1 and Level 2 at their fair values as of the end of each reporting period, consistent with the date of the determination of fair value. Assets are transferred out of Level 1 when they are no longer transacted with sufficient frequency and volume in an active market. Conversely, assets are transferred from Level 2 to Level 1 when transaction volume and frequency are indicative of an active market. The Company had no significant transfers between Level 1 and Level 2 during the year ended December 31, 2010.

At December 31, 2010 and 2009, Level 3 assets were 7.2 percent and 7.5 percent of total assets, respectively, and Level 3 liabilities were 0.10 percent and
0.03 percent of total liabilities, respectively.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

Changes in Level 3 Recurring Fair Value Measurements

The following tables present changes during the years ended December 31, 2010 and 2009 in Level 3 assets and liabilities measured at fair value on a recurring basis, and the realized and unrealized gains (losses) recorded in the statements of income (loss) during the years ended December 31, 2010 and 2009 related to the Level 3 assets and liabilities that remained in the balance sheets at December 31, 2010 and 2009:

                                                              Net
                                                            Realized                                                      Changes in
                                                              and                                                         Unrealized
                                                           Unrealized                  Purchases,                           Gains
                                                             Gains      Accumulated      Sales,                          (Losses) on
                                              Balance at    (Losses)      Other        Issuances               Balance   Instruments
                                               Beginning  included in  Comprehensive      and         Net      at End    Held at End
Twelve Months Ended December 31, 2010          of Period   Income (a)  Income (Loss)  Settlements  Transfers  of Period   of Period
--------------------------------------------  ----------  -----------  -------------  -----------  ---------  ---------  -----------
                                                                                   (In Millions)
ASSETS:
Fixed maturity securities, available for
   sale:
   States, territories & political
      subdivisions                               $ 18        $  --          $ (1)        $  29       $ (12)      $ 34        $--
   Corporate securities                           308           --             8           (29)       (158)       129         --
   Mortgage-backed, asset-backed and
      collateralized:
      Residential mortgage-backed securities      244           (7)           41           (84)         43        237         --
      Commercial mortgage-backed securities       201         (101)          193           (69)         77        301         --
      Collateralized debt obligation / Asset
         backed securities                         87            1            21             7         (25)        91         --
                                                 ----        -----          ----         -----       -----       ----        ---
Total fixed maturity securities, available
   for sale                                       858         (107)          262          (146)        (75)       792         --
                                                 ----        -----          ----         -----       -----       ----        ---
Fixed maturity securities, trading:
   Mortgage-backed, asset-backed and
      collateralized:
      Collateralized debt obligation / Asset
         backed securities                         40           25            --             2          --         67         25
                                                 ----        -----          ----         -----       -----       ----        ---
Total fixed maturity securities, trading           40           25            --             2          --         67         25
                                                 ----        -----          ----         -----       -----       ----        ---
Equity securities, available for sale:
   Common stocks                                    2           --            --            --          --          2         --
                                                 ----        -----          ----         -----       -----       ----        ---
Total equity securities, available for sale         2           --            --            --          --          2         --
                                                 ----        -----          ----         -----       -----       ----        ---
Partnerships and other invested assets             20            3             1             6           2         32         --
                                                 ----        -----          ----         -----       -----       ----        ---
         Total                                   $920        $ (79)         $263         $(138)      $ (73)      $893        $25
                                                 ----        -----          ----         -----       -----       ----        ---
LIABILITIES:
Policyholder contract deposits                   $  3        $  --          $ --         $   7       $  --       $ 10        $--

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

                                                                                                                        Changes in
                                                     Net Realized                   Purchases,                          Unrealized
                                                    and Unrealized   Accumulated      Sales,                          Gains (Losses)
                                        Balance at  Gains (Losses)      Other       Issuances               Balance   on Instruments
                                         Beginning    included in   Comprehensive      and         Net     at End of    Held at End
Twelve Months Ended December 31, 2010    of Period    Income (a)    Income (Loss)  Settlements  Transfers    Period      of Period
--------------------------------------  ----------  --------------  -------------  -----------  ---------  ---------  --------------
                                                                               (In Millions)
ASSETS:
Fixed maturity securities, available
   for sale:
   States, territories & political
      subdivisions                         $ --          $ --            $ --         $  33       $ (15)     $ 18          $--
   Corporate securities                     449             3              97          (103)       (138)      308           --
   Mortgage-backed, asset-backed and
      collateralized:
      Residential mortgage-backed
         securities                         276           (17)             (5)          (42)         32       244           --
      Commercial mortgage-backed
         securities                          97           (23)            (16)           (8)        151       201           --
      Collateralized debt obligation /
         Asset backed securities             50           (13)            (16)            9          57        87           --
                                           ----          ----            ----         -----       -----      ----          ---
Total fixed maturity securities,
   available for sale                       872           (50)             60          (111)         87       858           --
                                           ----          ----            ----         -----       -----      ----          ---
Fixed maturity securities, trading:
   Mortgage-backed, asset-backed and
      collateralized:
      Collateralized debt obligation /
         Asset backed securities             41            (3)             --             2          --        40           --
                                           ----          ----            ----         -----       -----      ----          ---
Total fixed maturity securities,
   trading                                   41            (3)             --             2          --        40           --
                                           ----          ----            ----         -----       -----      ----          ---
Equity securities, available for sale:
   Common stocks                              1            --              --             1          --         2           --
                                           ----          ----            ----         -----       -----      ----          ---
Total equity securities, available for
   sale                                       1            --              --             1          --         2           --
                                           ----          ----            ----         -----       -----      ----          ---
Partnerships and other invested assets       17            (3)              2             3           1        20           --
                                           ----          ----            ----         -----       -----      ----          ---
      Total                                $931          $(56)           $ 62         $(105)      $  88      $920          $--
                                           ----          ----            ----         -----       -----      ----          ---
LIABILITIES:
Policyholder contract deposits             $  1          $ --            $ --         $   2       $  --      $  3          $--

(a) Net realized gains and losses related to Level 3 items shown above are reported in the statements of income (loss) as net realized investment gains (losses). Net realized and unrealized gains and losses on trading securities are reported in net investment income.

Changes in the fair value of separate account assets are completely offset in the statements of income (loss) and comprehensive income (loss) by changes in separate account liabilities, which are not carried at fair value and therefore not included in the tables above.

Transfers of Level 3 Assets and Liabilities

The Company's policy is to transfer assets and liabilities into Level 3 when a significant input cannot be corroborated with market observable data. This may include: circumstances in which market activity has dramatically decreased and transparency to underlying inputs cannot be observed, current prices are not available, and substantial price variances in quotations among market participants exist.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

The following table provides the components of the transfers of Level 3 assets on a gross basis:

                                             Gross      Gross       Net
                                           Transfers  Transfers  Transfers
At December 31, 2010                           In       (Out)    In (Out)
-----------------------------------------  ---------  ---------  ---------
                                                    (In Millions)
ASSETS:
   Obligations of states, municipalities
      and political subdivisions             $ --       $ (12)     $ (12)
   Corporate securities                       104        (262)      (158)
   RMBS                                        43          --         43
   CMBS                                        77          --         77
   CDO/ABS                                      1         (26)       (25)
   Partnerships and other invested assets       3          (1)         2
                                             ----       -----      -----
Total assets                                 $228       $(301)     $ (73)
                                             ====       =====      =====

During the year ended December 31, 2010, the Company transferred into Level 3 approximately $228 million of assets consisting of certain ABS, CMBS and RMBS, private placement corporate debt and investment partnerships. The transfers into Level 3 related to investments in ABS, RMBS and CMBS were due to a decrease in market transparency, downward credit migration and an overall increase in price disparity for certain individual security types. Transfers into Level 3 for private placement corporate debt were primarily the result of the Company overriding third party matrix pricing information downward to better reflect the additional risk premium associated with those securities that the Company believes was not captured in the matrix. Investment partnerships transferred into Level 3 primarily consisted of certain hedge funds with limited market activity due to fund-imposed redemption restrictions.

Assets are transferred out of Level 3 when circumstances change such that significant inputs can be corroborated with market observable data. This may be due to a significant increase in market activity for the asset, a specific event, one or more significant input(s) becoming observable, or when a long-term interest rate significant to a valuation becomes short-term and thus observable. During the year ended December 31, 2010, the Company transferred approximately $301 million of assets out of Level 3. These transfers out of Level 3 are primarily related to investments in private placement corporate debt, investments in certain ABS and CDOs and certain investment partnerships. Transfers out of Level 3 for private placement corporate debt and for ABS were primarily the result of the Company using observable pricing information or a third party pricing quote that appropriately reflects the fair value of those securities, without the need for adjustment based on the Company's own assumptions regarding the characteristics of a specific security or the current liquidity in the market. Similarly, transfers out of Level 3 for CDO investments backed by corporate credits were primarily the result of the Company using observable pricing information or a third party pricing quote that appropriately reflects the fair value of those securities, without the need for adjustment based on the Company's own assumptions regarding the characteristics of a specific security or the current liquidity in the market. Transfers out of Level 3 for CDO investments were primarily due to increased observations of market transactions and price information for those securities. Certain investment partnerships were transferred out of Level 3 primarily due to the availability of information related to the underlying assets of these funds.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

Investments in Certain Entities Carried at Fair Value Using Net Asset Value Per Share

The following table includes information related to the Company's investments in certain other invested assets, including private equity funds, hedge funds and other alternative investments that calculate net asset value per share (or its equivalent). For these investments, which are measured at fair value on a recurring or non-recurring basis, the Company uses the net asset value per share as a practical expedient for fair value.

                                                                                 December 31, 2010        December 31, 2009
                                                                             ------------------------  ------------------------
                                                                             Fair Value                 Fair Value
                                                                              Using Net     Unfunded    Using Net     Unfunded
                                                                             Asset Value  Commitments  Asset Value  Commitments
                                                                             -----------  -----------  -----------  -----------
                                                                                                (In Millions)
INVESTMENT CATEGORY
Private equity funds:
   Leveraged buyout  Debt and/or equity investments made as part of a transaction in which assets of mature companies are
                     acquired from the current shareholders, typically with
                     the use of financial leverage.                              $20          $19          $12          $27

   Venture capital   Early-stage, high-potential, growth companies expected
                     to generate a return through an eventual realization
                     event, such as an initial public offering or sale of
                     the company.                                                  2            3           --           --

   Other             Real estate, energy, multi-strategy, mezzanine, and
                     industry-focused strategies.                                  7            4            7            5

                                                                                 ---          ---          ---          ---
Total private equity funds                                                        29           26           19           32
                                                                                 ---          ---          ---          ---
Hedge funds:
   Long-short        Securities that the manager believes are undervalued,
                     with corresponding short positions to hedge market
                     risk.                                                        25           --           --           --

   Other             Non-U.S. companies, futures and commodities, macro and
                     multi-strategy and industry-focused strategies.              --           --            4           --
                                                                                 ---          ---          ---          ---
Total hedge funds                                                                 25           --            4           --
                                                                                 ---          ---          ---          ---
Total                                                                            $54          $26          $23          $32
                                                                                 ===          ===          ===          ===

At December 31, 2010, private equity fund investments included above are not redeemable during the lives of the funds and have expected remaining lives that extend in some cases more than 10 years. At that date, 1 percent of the total above had expected remaining lives of less than three years, 20 percent between 3 and 7 years and 78 percent between 7 and 10 years. Expected lives are based upon legal maturity, which can be extended at the fund manager's discretion, typically in one-year increments.

At December 31, 2010, all hedge fund investments included above are redeemable quarterly, with redemption notices ranging from 30 days to 90 days. 100 percent require redemption notices of less than 90 days. An investment representing approximately 98 percent of the value of the hedge fund investments cannot be redeemed, either in whole or in part, because the investment includes various restrictions. The restrictions, which have a pre-defined end date, are expected to be lifted by the end of 2012.

Fair Value Measurements on a Non-Recurring Basis

The Company also measures the fair value of certain assets on a non-recurring basis, generally quarterly, annually, or when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. These assets include cost and equity-method investments and mortgage and other loans. The Company uses a variety of techniques to measure the fair value of these assets when appropriate, as described below:

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

Cost and equity-method investments. When the Company determines that the carrying value of these assets may not be recoverable, the Company records the assets at fair value with the loss recognized in earnings. In such cases, the Company measures the fair value of these assets using the techniques discussed in Valuation Methodologies, above, for other invested assets.

Mortgage and other loans. When the Company determines that the carrying value of these assets may not be recoverable, the Company records the assets at fair value with the loss recognized in earnings. In such cases, the Company measures the fair value of these assets using the techniques discussed below for mortgage and other loans.

Fair Value Option - Fixed Maturity Securities, Trading

The Company may elect to measure financial instruments at fair value and certain other assets and liabilities that are not otherwise required to be measured at fair value. Subsequent changes in fair value for designated items are reported in earnings.

The Company has elected fair value accounting for its economic interest in ML
II. The Company recorded gains (losses) of $25 million, $(3) million and $(11) million in the years ended December 31, 2010, 2009 and 2008, respectively, to reflect the change in the fair value of ML II, which were reported as a component of net investment income in the statements of income (loss).

Fair Value Information about Financial Instruments Not Measured at Fair Value

Information regarding the estimation of fair value for financial instruments not carried at fair value (excluding insurance contracts) is discussed below.

Mortgage and Other Loans Receivable

Fair values of mortgage loans were estimated for disclosure purposes using discounted cash flow calculations based upon discount rates the Company believes market participants would use in determining the price that they would pay for such assets. For certain loans, the Company's current incremental lending rates for similar type loans is used as the discount rate, as it is believed that this rate approximates the rate that market participants would use. Fair values of collateral, commercial and guaranteed loans were estimated principally by using independent pricing services, broker quotes and other independent information.

Policy loans

The fair values of the policy loans were not estimated as the Company believes it would have to expend excessive costs for the benefits derived.

Short-Term Investments

The carrying value of these assets approximates fair value because of the relatively short period of time between origination and expected realization.

Policyholder Contract Deposits Associated with Investment-type Contracts

Fair value for policyholder contract deposits associated with investment-type contracts (those without significant mortality risk) not accounted for at fair value were estimated for disclosure purposes using discounted cash flow calculations based upon interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued. Where no similar contracts are being offered, the discount rate is the appropriate tenor swap rates (if available) or current risk-free interest rates consistent with the currency in which cash flows are denominated.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

The following table presents the carrying value and estimated fair value of the Company's financial instruments:

                                                       2010                2009
                                                -----------------   -----------------
                                                Carrying    Fair    Carrying    Fair
                                                 Amount    Value     Amount     Value
                                                --------   ------   --------   ------
                                                            (In Millions)
ASSETS
Fixed maturity securities, available for sale    $9,448    $9,448    $9,300    $9,300
Fixed maturity securities, trading                   67        67        40        40
Equity securities, available for sale                 7         7        19        19
Mortgage and other loans receivable                 734       755       791       745
Policy loans                                        216       216       220       220
Partnerships and other invested assets              136       136       125       125
Short-term investments                              826       826       611       611
Separate account assets                              83        83        86        86

LIABILITIES
Policyholder contract deposits (a)                2,239     2,451     2,223     2,338
Derivative liabilities                               16        16         9         9

(a) Net embedded derivatives within liability host contracts are presented within policyholder contract deposits.

4. INVESTMENTS

FIXED MATURITY AND EQUITY SECURITIES

Available for Sale Securities

The cost or amortized cost, gross unrealized gains and losses, and fair value of fixed maturity and equity securities available for sale by major category were as follows:

                                                                                                      Other-Than-
                                                        Cost or       Gross        Gross               Temporary
                                                       Amortized   Unrealized   Unrealized    Fair    Impairments
                                                          Cost        Gains       Losses      Value   in AOCI (a)
                                                       ---------   ----------   ----------   ------   -----------
                                                                             (In Millions)
December 31, 2010
Fixed maturities
   U.S. government obligations                           $  128       $ 15         $  --     $  143       $ --
   Foreign government                                        86         13            --         99         --
   States, territories & political subdivisions             130          1            (3)       128         --
   Corporate securities                                   6,948        668           (43)     7,573          7
   Mortgage-backed, asset-backed and collateralized:
      Residential mortgage-backed securities                809         32           (60)       781        (23)
      Commercial mortgage-backed securities                 496         17           (74)       439        (19)
      Collateralized debt obligation / Asset
         backed securities                                  161         11           (19)       153          7
   Affiliated securities                                    132         --            --        132         --
                                                         ------       ----         -----     ------       ----
Total fixed maturities                                    8,890        757          (199)     9,448        (28)
Equity securities:
   Common stocks                                              1         --            --          2         --
   Preferred stocks                                           4          1            --          5         --
                                                         ------       ----         -----     ------       ----
Total equity securities                                       5          1            --          7         --
                                                         ------       ----         -----     ------       ----
Total                                                    $8,895       $758         $(199)    $9,455       $(28)
                                                         ======       ====         =====     ======       ====

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

                                                                                                      Other-Than-
                                                        Cost or       Gross        Gross               Temporary
                                                       Amortized   Unrealized   Unrealized    Fair    Impairments
                                                          Cost        Gains       Losses      Value   in AOCI (a)
                                                       ---------   ----------   ----------   ------   -----------
                                                                             (In Millions)
December 31, 2009
Fixed maturities
   U.S. government obligations                           $  173       $ 15         $  --     $  188       $ --
   Foreign government                                        57          8            --         65         --
   States, territories & political subdivisions              79          1            (2)        78         --
   Corporate securities                                   6,783        487          (100)     7,170         12
   Mortgage-backed, asset-backed and collateralized:
      Residential mortgage-backed securities              1,196         40          (146)     1,090        (33)
      Commercial mortgage-backed securities                 686          8          (254)       440        (77)
      Collateralized debt obligation / Asset
         backed securities                                  184          5           (42)       147          1
   Affiliated securities                                    122         --            --        122         --
                                                         ------       ----         -----     ------       ----
Total fixed maturities                                    9,280        564          (544)     9,300        (97)
Equity securities:
   Common stocks                                             11          5            (1)        15         --
   Preferred stocks                                           4         --            --          4         --
                                                         ------       ----         -----     ------       ----
Total equity securities                                      15          5            (1)        19         --
                                                         ------       ----         -----     ------       ----
Total                                                    $9,295       $569         $(545)    $9,319       $(97)
                                                         ======       ====         =====     ======       ====

(a) Represents the amount of other-than-temporary impairment losses recognized in accumulated other comprehensive income (loss), which, starting on April 1, 2009, were not included in earnings. Amount includes unrealized gains and losses on impaired securities relating to changes in the value of such securities subsequent to the impairment measurement date.

The following table summarizes the Company's fair values and gross unrealized losses on fixed maturity and equity securities available for sale, aggregated by major investment category and length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2010 and 2009:

                                                       Less than 12 Months    12 Months or More          Total
                                                       -------------------   ------------------   -------------------
                                                                   Gross                Gross                 Gross
                                                        Fair    Unrealized    Fair   Unrealized    Fair    Unrealized
                                                        Value     Losses     Value     Losses      Value     Losses
                                                       ------   ----------   -----   ----------   ------   ----------
                                                                                (In Millions)
December 31, 2010
Fixed maturities
   U.S. government obligations                         $   --      $ --       $ --      $  --     $   --      $  --
   Foreign government                                      --        --         --         --         --         --
   States, territories & political subdivisions            91        (3)        --         --         91         (3)
   Corporate securities                                   754       (28)       325        (15)     1,079        (43)
   Mortgage-backed, asset-backed and collateralized:
      Residential mortgage-backed securities              210        (8)       239        (52)       449        (60)
      Commercial mortgage-backed securities                34        --        269        (74)       303        (74)
      Collateralized debt obligation / Asset
         backed securities                                 23        (2)        82        (17)       105        (19)
                                                       ------      ----       ----      -----     ------      -----
Total fixed maturities                                  1,112       (41)       915       (158)     2,027       (199)
                                                       ------      ----       ----      -----     ------      -----
Total                                                  $1,112      $(41)      $915      $(158)    $2,027      $(199)
                                                       ======      ====       ====      =====     ======      =====

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

                                                        Less than 12 Months     12 Months or More           Total
                                                       --------------------   --------------------   -------------------
                                                                    Gross                  Gross                 Gross
                                                        Fair     Unrealized    Fair     Unrealized    Fair    Unrealized
                                                        Value      Losses      Value      Losses      Value     Losses
                                                       ------    ----------   ------    ----------   ------   ----------
                                                                                 (In Millions)
December 31, 2009
Fixed maturities
   States, territories & political
      subdivisions                                     $   37       $  (1)    $   14        $ (1)    $   51      $  (2)
   Corporate securities                                 1,154         (58)       828         (42)     1,982       (100)
   Mortgage-backed, asset-backed and collateralized:
      Residential mortgage-backed securities              244         (82)       256         (64)       500       (146)
      Commercial mortgage-backed securities               168        (167)       103         (87)       271       (254)
      Collateralized debt obligation / Asset
         backed securities                                 48         (25)        75         (17)       123        (42)
                                                       ------       -----     ------       -----     ------      -----
Total fixed maturities                                  1,651        (333)     1,276        (211)     2,927       (544)
Equity securities:
   Common stocks                                           --          --          1          (1)         1         (1)
   Preferred stocks                                         4          --         --          --          4         --
                                                       ------       -----     ------       -----     ------      -----
Total equity securities                                     4          --          1          (1)         5         (1)
                                                       ------       -----     ------       -----     ------      -----
   Total                                               $1,655       $(333)    $1,277       $(212)    $2,932      $(545)
                                                       ======       =====     ======       =====     ======      =====

As of December 31, 2010, the Company held 445 individual fixed maturity and equity securities that were in an unrealized loss position, of which 209 individual securities were in a continuous unrealized loss position for twelve months or more.

The Company did not recognize in earnings the unrealized losses on these fixed maturity securities at December 31, 2010, because management neither intends to sell the securities nor does it believe that it is more likely than not that it will be required to sell these securities before recovery of their amortized cost basis. Furthermore, management expects to recover the entire amortized cost basis of these securities. In performing this evaluation, management considered the recovery periods for securities in previous periods of broad market declines. For fixed maturity securities with significant declines, management performed fundamental credit analysis on a security-by-security basis, which included consideration of credit enhancements, expected defaults on underlying collateral, review of relevant industry analyst reports and forecasts and other market available data.

The following table presents the amortized cost and fair value of fixed maturity securities available for sale by contractual maturity as of December 31, 2010:

                                                              Total Fixed Maturity Available
                                                                    for Sale Securities
                                                              ------------------------------
                                                                  Amortized
                                                                     Cost        Fair Value
                                                                  ---------      ----------
                                                                      (In Millions)
Due in one year or less                                             $  361        $  366
Due after one year through five years                                1,624         1,739
Due after five years through ten years                               1,745         1,902
Due after ten years                                                  3,694         4,069
Mortgage-backed, asset-backed and collateralized securities          1,466         1,372
                                                                    ------        ------
Total fixed maturity securities available for sale                  $8,890        $9,448
                                                                    ======        ======

Actual maturities may differ from contractual maturities because certain borrowers have the right to call or prepay certain obligations with or without call or prepayment penalties.

At December 31, 2010, the Company's investments included one investment with a single issuer that each exceeded 10 percent of the Company's shareholder's equity. The investment was a short-term money market investment of

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

$823 million. In 2009, there was one investment exceeding 10 percent, which was a short-term money market investment.

Total carrying values of bonds, at amortized cost deposited with regulatory authorities in accordance with statutory requirements were $194 million and $366 million at December 31, 2010 and 2009, respectively.

Trading Securities

ML II

On December 12, 2008, in conjunction with the termination of the Securities Lending Program, AIG, the Participants and the Agent entered into an Asset Purchase Agreement (the "Asset Purchase Agreement") with ML II. Pursuant to the Asset Purchase Agreement, the Participants sold to ML II all of their undivided interests in a pool of $39.3 billion par amount of RMBS held in the Securities Lending Program's collateral account. In exchange for the RMBS, the Participants received an initial purchase price of $19.8 billion plus the right to receive deferred contingent portions of the total purchase price, as described below. The total purchase price was based on the fair value of the RMBS as of October 31, 2008, and the Participants recognized a realized loss of $2.2 billion on the transaction. The amount of the initial payment and the deferred contingent portions of the total purchase price were allocated among the Participants based on their respective ownership interests in the pool of RMBS as of September 30, 2008.

Pursuant to a credit agreement, the New York Fed, as senior lender, made a loan to ML II (the "ML II Senior Loan") in the aggregate amount of $19.5 billion (such amount being the cash purchase price of the RMBS payable by ML II on the closing date after certain adjustments, including payments on RMBS for the period between the transaction settlement date of October 31, 2008 and the closing date of December 12, 2008). The ML II Senior Loan is secured by a first priority security interest in the RMBS and all property of ML II, bears interest at a rate per annum equal to one-month LIBOR plus 1.0 percent and has a stated six-year term, subject to extension by the New York Fed at its sole discretion. After the ML II Senior Loan has been repaid in full, to the extent there are sufficient net cash proceeds from the RMBS, the Participants will be entitled to receive from ML II a portion of the deferred contingent purchase price in the amount of up to $1.0 billion plus interest that accrues from the closing date and is capitalized monthly at the rate of one-month LIBOR plus 3.0 percent. Upon payment in full of the ML II Senior Loan and the accrued distributions on the Participants' fixed portion of the deferred contingent purchase price, all remaining amounts received by ML II will be paid five-sixths to the New York Fed as contingent interest and one-sixth to the Participants as remaining deferred contingent purchase price. The New York Fed will have sole control over ML II and the sales of the RMBS by ML II so long as the New York Fed has any interest in the ML II Senior Loan.

Neither AIG nor the Company have any control rights over ML II. The Company has determined that ML II is a VIE and the Company is not the primary beneficiary. The transfer of RMBS to ML II has been accounted for as a sale. The Company has elected to account for its economic interest in ML II (including the rights to the deferred contingent purchase price) at fair value. This interest is reported in fixed maturity securities, trading, with changes in fair value reported as a component of net investment income. See Note 3 herein for further discussion of the Company's fair value methodology and the valuation of ML II.

Net unrealized gains (losses) included in the statements of income (loss) from fixed maturity securities classified as trading securities in 2010, 2009 and 2008 were $25 million, $565 thousand and $(11) million, respectively.

MORTGAGE LOANS ON REAL ESTATE

At December 31, 2010, the Company had direct commercial mortgage loan exposure of $743 million representing U.S. loan exposure. At that date, substantially all of the U.S. loans were current. The Company does not currently have any foreign commercial mortgage loans.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

The U.S. commercial loan exposure by state and type of loan, at December 31, 2010, were as follows:

State          # of Loans   Amount *   Apartments   Offices   Retails   Industrials   Hotels   Others   % of Total
------------   ----------   --------   ----------   -------   -------   -----------   ------   ------   ----------
                                                 ($ In Millions)
New York           20         $151        $ 23        $ 97      $ 21        $ 5         $--      $ 5       20.3%
New Jersey         13          112          92          --        20         --          --       --       15.1%
California         16           95           9          36        --         33           4       13       12.8%
Texas               9           42           9          12         7         14          --       --        5.7%
Florida            12           35          --          16        12          7          --       --        4.7%
Other states       64          308          48          51        93         28          38       50       41.4%
                  ---         ----        ----        ----      ----        ---         ---      ---      -----
   Total          134         $743        $181        $212      $153        $87         $42      $68      100.0%
                  ===         ====        ====        ====      ====        ===         ===      ===      =====

*    Excludes portfolio valuation allowance

The Company's mortgage and other loan valuation allowance activity are as follows:

                                       2010    2009   2008
                                       ----    ----   ----
                                          (In Millions)
Allowance, beginning of year           $  6     $--    $--
   Additions to allowance for losses     25       6     --
   Charge-offs, net of recoveries       (13)     --     --
                                       ----     ---    ---
Allowance, end of year                 $ 18     $ 6    $--
                                       ====     ===    ===

The Company's impaired mortgage loans are as follows:

                                               2010    2009   2008
                                               ----    ----   ----
                                                  (In Millions)
Impaired loans with valuation allowances       $ 22     $--    $--
Impaired loans without valuation allowances      17      --     --
                                               ----     ---    ---
   Total impaired loans                          39      --     --
Less: Valuation allowances on impaired loans     (6)     --     --
                                               ----     ---    ---
   Impaired loans, net                         $ 33     $--    $--
                                               ====     ===    ===

The Company recognized $2 million in interest income on the above impaired mortgage loans for the year ended December 31, 2010. The Company did not recognize any interest income on impaired loans for the years ended December 31, 2009 and 2008.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

INVESTMENT INCOME

Investment income by type of investment was as follows for the years ended December 31:

                                             2010     2009     2008
                                            -----    -----    -----
                                                 (In Millions)
Investment income:
   Fixed maturities                          $680     $637     $666
   Equity securities                            1        1        1
   Mortgage and other loans                    46       60       59
   Policy loans                                14       15       14
   Investment real estate                       6        6       10
   Partnerships and other invested assets      14       10      (22)
   Securities Lending                          --       --       22
   Other investment income                      2        2        5
                                             ----     ----     ----
Gross investment income                       763      731      755
Investment expenses                           (16)     (15)      (5)
                                             ----     ----     ----
Net investment income                        $747     $716     $750
                                             ====     ====     ====

The carrying value of investments that produced no investment income during 2010 was $46 million, which is less than 0.5 percent of total invested assets. The ultimate disposition of these investments is not expected to have a material effect on the Company's results of operations and financial position.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

NET REALIZED INVESTMENT GAINS (LOSSES)

Realized investment gains (losses) by type of investment were as follows for the years ended December 31:

                                                           2010    2009     2008
                                                          -----   -----   -------
                                                               (In Millions)
Sales of fixed maturity securities, available for sale:
   Gross gains                                            $  66   $  32   $   202
   Gross losses                                              (8)    (17)     (292)
Sales of equity securities, available for sale:
   Gross gains                                                3       1        --
   Gross losses                                              --      --        --
Partnerships and other invested assets:
   Gross gains                                               --       6        --
   Gross losses                                             (24)     (6)       (5)
Derivatives:
   Gross gains                                                1      --        21
   Gross losses                                             (10)     (7)      (53)
Securities lending collateral, including other-than-
   temporary impairments                                     14      (1)   (1,127)
Other-than-temporary impairments:
   Total other-than-temporary impairments on available
      for sale securities                                   (77)   (147)     (977)
   Portion of other-than-temporary impairments on
      available for sale fixed maturity securities
      recognized in accumulated other comprehensive
      income                                                (28)     (4)       --
                                                          -----   -----   -------
Net other-than-temporary impairments on available for
   sale securities recognized in net income (loss)         (105)   (151)     (977)
Other-than-temporary impairments on all other
   investments                                               --      (2)       --
                                                          -----   -----   -------
Net realized investment losses before taxes               $ (63)  $(145)  $(2,231)
                                                          =====   =====   =======

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

CREDIT IMPAIRMENTS

The following table presents a rollforward of the credit impairments recognized in earnings for available for sale fixed maturity securities held by the
Company:

                                                                           Twelve Months    Nine Months
                                                                               Ended           Ended
                                                                           December 31,    December 31,
                                                                                2010           2009
                                                                           -------------   ------------
                                                                                   (In Millions)
Balance, beginning of year                                                      $262            $ --
Increases due to:
   Credit losses remaining in accumulated deficit related to adoption of
      new other-than-temporary impairment standard                                --             232
   Credit impairments on new securities subject to impairment losses              38              10
   Additional credit impairments on previously impaired securities                82              49
Reductions due to:
   Credit impaired securities fully disposed for which there was no
      prior intent or requirement to sell                                        (12)            (22)
   Credit impaired securities for which there is a current intent or
      anticipated requirement to sell                                             (1)             --
   Accretion on securities previously impaired due to credit                      (7)             (7)
Other                                                                            (10)
                                                                                ----            ----
Balance, end of year                                                            $352            $262
                                                                                ====            ====

5. DERIVATIVE FINANCIAL INSTRUMENTS

The Company maintains an overall risk management strategy that incorporates the use of derivative instruments to minimize significant unplanned fluctuations in earnings that are caused by interest rate risk, foreign currency exchange risk and credit risk. See Notes 2 and 3 for further discussion on derivative financial instruments.

The following table presents the notional amount and fair value of derivative financial instruments, by their underlying risk exposure, held at:

                                                                              Derivative
                                                      Derivative Assets       Liabilities
                                                     ------------------   ------------------
                                                      Notional     Fair    Notional     Fair
                                                     Amount (a)   Value   Amount (a)   Value
                                                     ----------   -----   ----------   -----
                                                                  (In Millions)
December 31, 2010
Derivatives not designated as hedging instruments:
   Foreign exchange contracts                            $ 5       $--       $ 36       $16
   Other contracts                                        22        --        100        10
                                                         ---       ---       ----       ---
Total derivatives, gross                                 $27        --       $136        26
                                                         ===       ---       ====       ---
Less: Bifurcated embedded derivatives                               --                   10
                                                                   ---                  ---
Total derivatives on balance sheets                                $--                  $16
                                                                   ===                  ===

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

                                                                              Derivative
                                                      Derivative Assets       Liabilities
                                                     ------------------   ------------------
                                                      Notional     Fair    Notional     Fair
                                                     Amount (a)   Value   Amount (a)   Value
                                                     ----------   -----   ----------   -----
                                                                  (In Millions)
December 31, 2009
Derivatives not designated as hedging instruments:
   Foreign exchange contracts                            $--       $--        $53       $ 9
   Other contracts                                        22        --         18         3
                                                         ---       ---        ---       ---
Total derivatives, gross                                 $22        --        $71        12
                                                         ===       ---        ===       ---
Less: Bifurcated embedded derivatives                               --                    3
                                                                   ---                  ---
Total derivatives on balance sheets                                $--                  $ 9
                                                                   ===                  ===

(a) Notional amount represents a standard of measurement of the volume of derivatives. Notional amount is generally not a quantification of market risk or credit risk and is not recorded on the balance sheets. Notional amounts generally represent those amounts used to calculate contractual cash flows to be exchanged and are not paid or received, except for certain contracts such as currency swaps.

Foreign exchange contracts used by the Company include cross-currency interest rate swaps, which are used to reduce risks from changes in currency exchange rates with respect to investments denominated in foreign currencies that the Company holds.

The Company issued certain indexed universal life and variable annuity products which contain guaranteed provisions that are considered embedded derivatives. The fair value of these embedded derivatives is reflected in policyholder contract deposits in the balance sheets. The changes in fair value of the embedded derivatives are reported in net realized investment gains (losses) in the accompanying statements of income (loss).

The Company recorded the following change in value of its derivative financial instruments, including periodic net coupon settlements and gains and losses on sales of derivatives in net realized investment gains (losses) in the statements of income (loss):

                                                    2010   2009   2008
                                                    ----   ----   ----
                                                       (In Millions)
Derivatives not designated as hedging instruments
   Foreign exchange contracts                       $(10)   $(5)  $ 19
   Other contracts                                     1     (2)   (51)
                                                    ----    ---   ----
Total                                               $ (9)   $(7)  $(32)
                                                    ====    ===   ====

The Company is exposed to potential credit-related losses in the event of nonperformance by counterparties to financial instruments. At December 31, 2010 and 2009, the Company had $16 million and $9 million, respectively, of net derivative liabilities outstanding with AIG Financial Products Corp., an affiliated company. The credit exposure of the Company's derivative financial instruments is limited to the fair value of contracts that are favorable to the Company at the reporting date.

6. VARIABLE INTEREST ENTITIES

A VIE is a legal entity that does not have sufficient equity at risk to finance its activities without additional subordinated financial support, or is structured such that equity investors lack the ability to make significant decisions relating to the entity's operations through voting rights and do not substantively participate in the gains and losses of the entity. Consolidation of a VIE by its primary beneficiary is not based on majority voting interest, but rather is based on other criteria discussed below.

While the Company enters into various arrangements with VIEs in the normal course of business, the Company's involvement with VIEs is primarily as a passive investor in debt securities (rated and unrated) and equity interests issued by VIEs. In all instances, the Company consolidates the VIE when it determines that the Company is the primary beneficiary. This analysis includes a review of the VIE's capital structure, contractual relationships and terms, nature of the VIE's operations and purpose, nature of the VIE's interests issued, and the Company's

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

involvements with the entity. In evaluating consolidation, the Company also evaluates the design of the VIE, and the related risks to which the entity was designed to expose the variable interest holders.

For VIEs with attributes consistent with that of an investment company or a money market fund, the primary beneficiary is the party or group of related parties that absorbs a majority of the expected losses of the VIE, receives the majority of the expected residual returns of the VIE, or both.

For all other variable interest entities, the primary beneficiary is the entity that has both (i) the power to direct the activities of the VIE that most significantly affect the entity's economic performance and (ii) the obligation to absorb losses or the right to receive benefits that could be potentially significant to the VIE. While also considering these factors, the consolidation conclusion depends on the breadth of the Company's decision-making ability and its ability to influence activities that significantly affect the economic performance of the VIE.

Exposure to Loss

The Company calculates its maximum exposure to loss to be (i) the amount invested in the debt or equity of the VIE, (ii) the notional amount of VIE assets or liabilities where the Company has also provided credit protection to the VIE with the VIE as the referenced obligation, and (iii) other commitments and guarantees to the VIE.

The following table presents total assets of unconsolidated VIEs in which the Company holds a variable interest, as well as the Company's maximum exposure to loss associated with these VIEs:

                                                   Maximum Exposure to Loss
                                               --------------------------------
                                   Total VIE   On-Balance   Off-Balance
                                     Assets       Sheet        Sheet      Total
                                   ---------   ----------   -----------   -----
                                                         (In Millions)
December 31, 2010
Real estate and investment funds    $ 2,086       $ 34          $ 1       $ 35
Maiden Lane II                       16,455         67           --         67
                                    -------       ----          ---       ----
Total                               $18,541       $101          $ 1       $102
                                    =======       ====          ===       ====
December 31, 2009
Real estate and investment funds    $     1       $  8          $--       $  8
Maiden Lane II                       15,911         40           --         40
                                    -------       ----          ---       ----
Total                               $15,912       $ 48          $--       $ 48
                                    =======       ====          ===       ====

Balance Sheet Classification

The Company's interest in the assets and liabilities of unconsolidated VIEs was classified on the Company's balance sheets as follows:

                                              At
                                         December 31,
                                        -------------
                                        2010     2009
                                        ----     ----
                                        (In Millions)
Assets:
   Fixed maturity securities, trading   $ 67     $40
   Other invested assets                  34       8
                                        ----     ---
Total assets                            $101     $48
                                        ====     ===

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

Real Estate and Investment Funds

The Company participates as a passive investor in the equity issued primarily by third-party-managed hedge and private equity funds, real estate funds and some funds managed by AIG Investments (an affiliate). The Company is typically not involved in the design or establishment of VIEs, nor does it actively participate in the management of VIEs. The Company's exposure to funds that are unconsolidated VIEs was not material to the Company's financial condition as of December 31, 2010 or 2009.

ML II

On December 12, 2008, the Company and certain other domestic insurance subsidiaries of AIG sold all of their undivided interests in a pool of $39.3 billion face amount of RMBS to ML II, whose sole member is the New York Fed. The Company has a significant variable economic interest in ML II, which is a VIE. See Note 4 herein for further discussion.

RMBS, CMBS, Other ABS and CDOs

The Company is a passive investor in RMBS, CMBS, other ABS and CDOs primarily issued by domestic special-purpose entities. The Company generally does not sponsor or transfer assets to, or act as the servicer to these asset-backed structures, and was not involved in the design of these entities.

The Company's maximum exposure in these types of structures is limited to its investment in securities issued by these entities. Based on the nature of the Company's investments and its passive involvement in these types of structures, the Company has determined that it is not the primary beneficiary of these entities. The fair values of the Company's investments in these structures are reported in Note 3 and Note 4 herein.

7. SECURITIES LENDING PROGRAM

The Company and certain other wholly owned U.S. insurance company subsidiaries of AIG historically participated in the Securities Lending Program, which was managed by an affiliated agent, AIG Securities Lending Corp. (the "Agent") and an affiliated investment advisor for the benefit of the insurance company participants (collectively, "the Participants").

During the fourth quarter of 2008, in connection with certain securities lending transactions, the Company met the requirements for sale accounting because collateral received from the counterparties was insufficient to fund substantially all of the cost of purchasing replacement assets. Accordingly, the Company accounted for such lending transactions as sales combined with forward purchase commitments, rather than as secured borrowings.

On December 12, 2008, the Securities Lending Program was terminated following the sale of long-term investments held by the Agent in the Securities Lending Program's collateral account and the settlement of all outstanding securities lending transactions. Prior to the termination of the Securities Lending Program, the Participants recognized realized capital losses on other-than-temporary impairments and sales of the long-term investments. AIG made capital contributions to the Participants, which were funded directly to the Securities Lending Program's collateral account, and which largely offset the obligations of the Participants to contribute to the collateral account their pro rata share of any investment losses incurred.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

The Company recorded the following amounts in 2008 related to the Securities Lending Program:

                                                                  (In Millions)
For the year ended December 31, 2008:
Realized losses on securities lending collateral:
   Net realized losses on RMBS sold to ML II                         $  (114)
   Net realized losses on all other asset sales                         (114)
   Realized losses due to other-than-temporary declines in value        (938)
                                                                     -------
      Total                                                          $(1,166)
                                                                     =======
Net realized losses related to lent securities with insufficient collateral:
   Deemed sales of lent securities                                   $   (46)
   Forward purchase commitments                                          (51)
                                                                     -------
      Total                                                          $   (97)
                                                                     =======

At December 31, 2008, the Company's assets included undistributed funds held in the Securities Lending Program collateral account and a receivable from affiliate for amounts due to the Company from the Agent. The Company received settlement of those amounts during 2009, and terminated its securities lending agency agreement with the Agent effective as of December 31, 2009.

On September 19, 2008, a proceeding was commenced pursuant to the provisions of the Securities Investor Protection Act of 1970 ("SIPA") with respect to Lehman Brothers Inc. ("Lehman") and a trustee was appointed to administer the Lehman estate. On that date, securities owned by the Company and certain other Participants (collectively, the "Affected Participants") were on loan to Lehman under a master securities lending agreement (the "MSLA"). The commencement of this SIPA proceeding constituted an event of default under the MSLA, and the lent securities were not returned by Lehman. The Affected Participants reported the lent securities that were not returned by Lehman as sales. As a result of the default, the Affected Participants exercised their remedies under the MSLA to apply collateral held against the amounts owed by Lehman. The remaining collateral held with respect to securities loaned to Lehman was distributed in cash to the Affected Participants on December 30, 2008 and was reflected in other liabilities at December 31, 2009 and 2008. In 2010, a settlement with the Lehman estate was reached, and the settlement was funded on September 10, 2010. The Company recognized a realized gain in 2010 of $14 million as an adjustment to the estimated losses previously recorded on the sale treatment of the lent securities.

8. DEFERRED POLICY ACQUISITION COSTS

The following table summarizes the activity in DAC:

                                                           2010   2009   2008
                                                           ----   ----   ----
                                                             (In Millions)
Balance at January 1                                       $324   $425   $364
   Deferrals                                                 24     19     38
   Accretion of interest/amortization                       (39)   (45)    21
   Effect of unlocking assumptions used in estimating
      future gross profits                                   (9)    --     (3)
   Effect of realized gains on securities (a)                --     (1)   (37)
   Effect of unrealized (gains) losses on securities (b)    (35)   (74)    42
                                                           ----   ----   ----
Balance at December 31                                     $265   $324   $425
                                                           ====   ====   ====

(a) In 2009, a decrease of $39 million related to the cumulative effect of adopting a new other-than-temporary impairments accounting standard is not reflected as it is offset in (b) below with no net impact to the DAC balance.

(b) In 2009, an increase of $39 million related to the cumulative effect of adopting a new other-than-temporary impairments accounting standard is not reflected as it is offset in (a) above with no net impact to the DAC balance.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

Deferred sales inducement balances and activity for years ended December 31, 2010, 2009 and 2008 are immaterial.

In accordance with GAAP, the Company periodically unlocks assumptions as necessary. Depending on the product, DAC, URR and other required reserves may be affected. In 2010, unlocking increased amortization due to improved mortality for life insurance. Unlocking also reduced reserves on certain interest sensitive life products. In 2009, there were no prospective unlockings implemented. In 2008, DAC amortization increased due to unlocking interest and lapse assumptions on certain deferred annuity products.

During 2010, the Company continued to migrate certain blocks of reserves and DAC from various legacy systems to a new valuation system, representing approximately $160 million of reserves and $55 million of DAC at the point of conversion. During 2009 and 2008, the corresponding amounts were approximately $1.3 billion and $1.5 billion of reserves and $106 million and $44 million of DAC, respectively, at the point of conversion.

9. FUTURE POLICY BENEFITS AND POLICYHOLDER CONTRACT DEPOSITS

Future policy benefits and policyholder contract deposit liabilities were as follows at December 31:

                                     2010     2009
                                    ------   ------
                                     (In Millions)
Future policy benefits:
   Ordinary life                    $  684   $  674
   Group life                           94       83
   Life contingent annuities         2,329    2,293
   Terminal funding                  1,197    1,221
   Accident and health                 643      637
                                    ------   ------
Total                               $4,947   $4,908
                                    ======   ======
Policyholder contract deposits:
   Annuities                        $2,156   $2,133
   Corporate-owned life insurance       43       41
   Universal life                    1,793    1,830
   Other contract deposits              85       96
                                    ------   ------
Total                               $4,077   $4,100
                                    ======   ======

For interest-sensitive life insurance and investment contracts, reserves equal the sum of the policy account balance and deferred revenue charges, and as applicable, other required reserves. Reserves for other contracts are based on estimates of the cost of future policy benefits. Interest, mortality, and surrender assumptions vary by product and are generally based upon actual experience at the time of issue. Interest assumptions used to compute individual life reserves ranged from 1.0 percent to 8.0 percent.

The Company performs loss recognition testing on an as needed basis. No additional reserves were necessary in 2010 or 2009.

The liability for future policy benefits has been established on the basis of the following assumptions:

..    Interest rates (exclusive of immediate/terminal funding annuities), which vary by year of issuance and products, range from 1.0 percent to 8.0 percent. Interest rates on immediate/terminal funding annuities are at a maximum of 13.5 percent and grade to no less than 1.3 percent.

..    Mortality and surrender rates are based upon actual experience modified to allow for variations in policy form. The weighted average lapse rate, including surrenders, for individual and group life approximated 6.4 percent.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

The liability for policyholder contract deposits has been established on the basis of the following assumptions:

..    Interest rates credited for deferred annuities vary by year of issuance and range from 2.5 percent to 5.5 percent. This range is applicable to deferred annuity contracts where the crediting rates are not directly based on equity market returns. Current declared interest rates are generally guaranteed to remain in effect for a period of one year, though some are guaranteed for longer periods. Withdrawal charges generally range from zero percent to 8.0 percent grading to zero over a period of zero to 8 years.

..    Interest rates on corporate-owned life insurance are guaranteed at 4.0 percent and the weighted average rate credited in 2010 was 4.4 percent.

..    The universal life policies have credited interest rates of 1.0 percent to
     8.0 percent and guarantees ranging from 1.0 percent to 5.5 percent depending on the year of issue. Additionally, universal life policies are subject to surrender charges that amount to 10.2 percent of the aggregate fund balance grading to zero over a period no longer than 20 years.

Participating life insurance accounted for approximately 19.6 percent of life insurance in force at December 31, 2010.

Dividends to be paid on participating life insurance contracts are determined annually based on estimates of the contracts' earnings. Policyholder dividends were $3 million, $3 million and $4 million in 2010, 2009 and 2008, respectively, and are included in policyholder benefits in the statements of income (loss).

GMDB

Details concerning the Company's GMDB exposure (net of reinsurance) including a return of net deposits plus a minimum return as of December 31 were as follows:

                                                   2010            2009
                                              -------------   -------------
                                                     ($ In Millions)
In the event of death (GMDB)
   Account value                              $          73   $          77
   Net amount at risk (a)                                 1               7
   Average attained age of contract holders              67              67
   Range of guaranteed minimum return rates    0.00%-10.00%    0.00%-10.00%

(a) Net amount at risk represents the guaranteed benefit exposure in excess of the current account value if all contract holders died at the same balance sheet date.

The following summarizes the reserve for guaranteed benefits (net of reinsurance) on variable contracts. The gross reserve is reflected in the general account and reported in future policy benefits on the balance sheets:

                               2010    2009
                               ----    ----
                               (In Millions)
Balance at January 1            $--     $--
Guaranteed benefits incurred     --       1
Guaranteed benefits paid         --      (1)
                                ---     ---
Balance at December 31 (b)      $--     $--
                                ===     ===

(b)  Balances at December 31, 2010 and 2009 are less than $200 thousand.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

The following assumptions and methodology were used to determine the reserve for guaranteed benefits at December 31, 2010 and 2009:

     . Data used was 1,000 stochastically generated investment performance scenarios.

     .    Mean investment performance assumption was 10.0 percent.

     .    Volatility assumption was 16.0 percent.

     . Mortality was assumed to be 87.5 percent of the 1975-80 SOA Ultimate table.

     . Lapse rates vary by contract type and duration and range from 5.0 percent to 25.0 percent with an average of 11.2 percent.

     .    The discount rate was 8.0 percent.

10. ACCIDENT AND HEALTH RESERVES

Activity in the liability for unpaid claims and claim adjustment expenses relating to the Company's accident and health business, which is reported in policy claims and benefits payable, is summarized as follows:

                                                              2010   2009   2008
                                                              ----   ----   ----
                                                                 (In Millions)
Balance as of January 1, net of reinsurance recoverable       $669   $708   $649
Add: Incurred losses related to:
Current year                                                    72     81    111
Prior years                                                    118    124    158
                                                              ----   ----   ----
Total incurred losses                                          190    205    269
                                                              ----   ----   ----
Deduct: Paid losses related to:
Current year                                                    72     90    112
Prior years                                                    638    154     98
                                                              ----   ----   ----
Total paid losses                                              710    244    210
                                                              ----   ----   ----
Balance as of December 31, net of reinsurance recoverable      149    669    708
Reinsurance recoverable                                          5      4      6
                                                              ----   ----   ----
Balance as of December 31, gross of reinsurance recoverable   $154   $673   $714
                                                              ====   ====   ====

The liability for unpaid claims and claim adjustment expenses relating to the Company's accident and health business is based on the estimated amount payable on claims reported prior to the date of the balance sheets which have not yet been settled, claims reported subsequent to the date of the balance sheets which have been incurred during the period then ended, and an estimate (based on past experience) of incurred but unreported claims relating to such periods.

11. REINSURANCE

The Company generally limits its exposure to loss on any single insured to $10 million by ceding additional risks through reinsurance contracts with other insurers. On an exception basis, the Company can increase its exposure to loss on any single insured up to $15 million. For employer group life business, the Company limits its exposure to $500 thousand on any coverage per policy. For employer group long term disability ("LTD"), the Company reinsures risks in excess of $6 thousand of monthly disability income.

A receivable is recorded for reinsured benefits, both paid and pending, which are recoverable from the reinsurer. Reinsurance premiums are recognized over the life of the reinsured policies using assumptions consistent with those used to account for the underlying policies.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

Reinsurance transactions for the years ended December 31, 2010, 2009 and 2008 were as follows:

                                                                                              Percentage
                                                                    Assumed From               of Amount
                                                  Ceded to Other       Other          Net       Assumed
                                   Gross Amount      Companies       Companies      Amount      to Net
                                   ------------   --------------   -------------   --------   ----------
                                                              (In Millions)
December 31, 2010
Life insurance in force              $124,314         $22,227          $ 543       $102,630        0.53%
                                     ========         =======          =====       ========
Premiums:
   Life insurance and annuities      $    369         $   130          $   1       $    240        0.42%
   Accident and health insurance          291              19             --            272        0.00%
                                     --------         -------          -----       --------
Total premiums                       $    660         $   149          $   1       $    512        0.20%
                                     ========         =======          =====       ========
December 31, 2009
Life insurance in force              $131,255         $24,336          $ 600       $107,519        0.56%
                                     ========         =======          =====       ========
Premiums:
   Life insurance and annuities      $    390         $   123          $   2       $    269        0.74%
   Accident and health insurance          341              38             (1)           302       -0.33%
                                     --------         -------          -----       --------
Total premiums                       $    731         $   161          $   1       $    571        0.18%
                                     ========         =======          =====       ========
December 31, 2008
Life insurance in force              $137,672         $26,904          $ 652       $111,420        0.59%
                                     ========         =======          =====       ========
Premiums:
   Life insurance and annuities      $    661         $   125          $   1       $    537        0.19%
   Accident and health insurance          395              41             (2)           352       -0.57%
                                     --------         -------          -----       --------
Total premiums                       $  1,056         $   166          $  (1)      $    889       -0.11%
                                     ========         =======          =====       ========

The Company's reinsurance agreements do not relieve it from its direct obligations to its insureds. Thus, a credit exposure exists with respect to life reinsurance ceded to the extent that any reinsurer fails to meet the obligations assumed under any reinsurance agreement. To minimize its exposure to significant losses from reinsurance insolvencies, the Company evaluates the financial strength of its reinsurers and monitors concentration of credit risk arising from similar characteristics among the reinsurers.

Total reinsurance recoverables are included in reinsurance receivables on the balance sheets. Reinsurance recoverable on paid losses was approximately $30 million, and $22 million, at December 31, 2010 and 2009, respectively. Reinsurance recoverable on unpaid losses was approximately $19 million, and $15 million at December 31, 2010 and 2009, respectively. Ceded claim and surrender recoveries under reinsurance agreements were $105 million, $97 million and $102 million for the years ended 2010, 2009 and 2008, respectively.

During 2010, the Company fully terminated and recaptured the reinsurance treaty with Swiss Re Life and Health America, Inc. for a specified block of disability income business. The recapture resulted in a pre-tax gain of $217 thousand.

In December 2002 the Company entered into a coinsurance/modified coinsurance agreement with AIG Life of Bermuda, Ltd. ("AIGB"), an affiliate. The agreement has an effective date of March 1, 2002. Under the agreement, AIGB reinsures a 90 percent quota share of the Company's liability on virtually all individual level term policies issued by the Company with issue dates on or after March 1, 2002. The agreement is unlimited in duration but either party may terminate the agreement as to new business with thirty days written notice to the other party. This agreement does not meet the criteria for reinsurance accounting under GAAP, therefore, deposit accounting is applied. This agreement was amended to terminate for new business issued on and after August 1, 2009.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

The agreement also provides for an experience refund of all profits, less a reinsurance risk charge. The main impact of the agreement on the Company's results of operations for the years ended December 31, 2010, 2009 and 2008 was a pre-tax expense of approximately $6 million, $6 million and $6 million, respectively, representing the risk charge associated with the reinsurance agreement.

Effective October 1, 1998, the Company entered into an agreement to cede 49 percent of its New York and 100 percent of its non-New York group life (excluding permanent policies) and group accident and health business to an affiliated entity, American General Assurance Company ("AGAC"). This agreement required AGAC to pay the Company a ceding commission of $13 million at the inception. Effective January 1, 2007, the Company recaptured this group business from AGAC. The net liabilities transferred from AGAC to the Company totaled $749 million. As a result of the recapture, the Company recorded a $33 million pretax gain. Additionally, the Company deferred a $37 million ceding commission paid to AGAC and amortized it over a two year period, the average rate guarantee period.

12. COMMITMENTS AND CONTINGENT LIABILITIES

COMMITMENTS

Leases

The Company has various long-term, noncancelable operating leases for office space which expire at various dates through 2013. At December 31, 2010, the future minimum lease payments under the operating leases are as follows:

              (In Millions)
2011               $ 3
2012                 3
2013                 3
2014                --
2015                --
Thereafter          --
                   ---
Total              $ 9
                   ===

Rent expense was $3 million, $3 million and $3 million for the years ended December 31, 2010, 2009 and 2008 respectively.

Commitments to Fund Partnership Investments

The Company had unfunded commitments for its limited partnership investments totaling $73 million at December 31, 2010. These capital commitments can be called by the partnership during the commitment period (on average five years) to fund working capital needs or purchase new investments. Once the commitment period expires, the Company is under no obligation to fund the remaining unfunded commitments but may elect to do so.

Mortgage Loan Commitments

The Company had $11 million in commitments relating to mortgage loans at December 31, 2010.

CONTINGENT LIABILITIES

Superior National Matter

In 1997, USLIFE Corporation (the former parent of the Company) entered into the workers' compensation reinsurance business. At the end of 1998, the Company discontinued writing new workers' compensation reinsurance business. The largest contract written was a quota share reinsurance agreement with Superior National Insurance Group, Inc., Centre Insurance Company, and Converium Insurance (North America) (collectively, "Superior National"), effective May 1, 1998.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

On November 29, 1999, the Company initiated an arbitration proceeding to rescind the Superior National contract from its inception, based in part on misrepresentations and nondisclosures that the Company believed were made by Superior National. Subsequent settlements were made with Centre Insurance Company in 2004 and Converium Insurance in 2005. Arbitration was decided in favor of Superior National in 2007, but was appealed by the Company to the United States Court of Appeals for the Ninth Circuit ("the Ninth Circuit"). The appeals process continued until 2010.

Pre-tax losses, prior to allocated investment income, recorded by the Company related to the Superior National treaty totaled $29 million in 2009 and $29 million in 2008. These losses were principally driven by the accretion of interest and discounted present value.

As of December 31, 2009, the Company recorded a liability of $639 million, which represented a decrease of $23 million over the December 31, 2008 recorded liability of $662 million. This decrease was driven by a draw-down of $53 million from funds held on deposit by the Company to secure its obligations under the 1998 treaty ("Special California Schedule P Deposit") to reimburse Superior National for claim amounts billed subsequent to the February 2007 arbitration ruling and offset by increases in interest charges.

On January 4, 2010, the Ninth Circuit denied the Company's appeal and affirmed the arbitration award in favor of Superior National Insurance Company in Liquidation ("SNICIL"). On January 19, 2010, the Company filed a petition for a rehearing before the entire Ninth Circuit panel of judges. The Ninth Circuit, in turn, directed SNICIL to file a response to the Company's petition.

On March 19, 2010, the Ninth Circuit denied the petition for rehearing. On March 25, 2010, the Company filed a motion to stay the mandate for entry of judgment pending a filing of a petition for certiorari in the Supreme Court of the United States. On March 28, 2010, the Ninth Circuit granted the motion to stay.

On June 18, 2010, the California liquidation court "so ordered" the parties' agreed stipulation under which $186 million of the Special Schedule P Deposit would be released to the California Insurance Commissioner for distribution to the California Insurance Guarantee Association in partial satisfaction of the judgment against the Company. The release of the $186 million from the Special Schedule P Deposit was made by wire transfer to the Commissioner on June 21, 2010. On June 18, 2010, the Company paid the balance of the judgment, with interest on the full amount, amounting to approximately $343 million. The total amount paid to satisfy the judgment was approximately $529 million.

The Company negotiated with SNICIL and on October 8, 2010 accepted their commutation offer of $139 million. On January 13, 2011, the California Liquidation Court approved the commutation agreement.

As of December 31, 2010, the Company recorded a liability of $139 million for amounts due to Superior National Insurance Group. The outstanding balance was paid by release of the Special Schedule P Deposit on January 28, 2011. The remaining Special Schedule P Deposit funds were released to the Company in February, 2011. With this settlement, the Company's obligations under this treaty are fully satisfied or otherwise discharged.

Legal and Regulatory Matters

The Company is party to various lawsuits and proceedings arising in the ordinary course of business. These lawsuits and proceedings include certain class action claims and claims filed by individuals who have excluded themselves from settlement of class action lawsuits relating to life insurance pricing and sales practices. In addition, many of these proceedings are pending in jurisdictions that permit damage awards disproportionate to the actual economic damages alleged to have been incurred. Based upon information presently available, the Company believes that the total amounts that will ultimately be paid, if any, arising from these lawsuits and proceedings will not have a material adverse effect on the Company's results of operations, cash flows and financial position. However, it should be noted that the frequency of large damage awards, including large punitive damage awards, that bear little or no relation to actual economic damages incurred by plaintiffs in some jurisdictions continues to create the potential for an unpredictable judgment in any given suit.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

All fifty states have laws requiring solvent life insurance companies to pay assessments to protect the interests of policyholders of insolvent life insurance and annuity companies. Each state has insurance guaranty association laws under which insurers doing business in a state can be assessed, up to prescribed limits and on the basis of the proportionate share of the premiums written by member insurers, to pay certain contractual insurance benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets. We accrue liabilities for guaranty fund assessments when an assessment is probable, can be reasonably estimated and when the event obligating us to pay has occurred. The Company estimates the liability using the latest information available from the National Organization of Life and Health Insurance Guaranty Associations. While we cannot predict the amount and timing of any future assessments, we have established reserves we believe are adequate for assessments relating to insurance companies that are currently subject to insolvency proceedings.

Various federal, state and other regulatory agencies may from time to time review, examine or inquire into the operations, practices and procedures of the Company, such as through financial examinations, market conduct exams or regulatory inquiries. Based on the current status of pending regulatory examinations and inquiries involving the Company, the Company believes it is not likely that these regulatory examinations or inquiries will have a material adverse effect on the financial position, results of operations or cash flows of the Company.

Prior to September 22, 2008, the Company and certain affiliates were parties to an existing inter-affiliate credit facility (the "facility"), under which the Company and such affiliates committed to make loans to AIG and received from AIG an annual facility fee at a specified rate. The facility was terminated on September 22, 2008, in connection with AIG's entry into an $85 billion revolving credit facility with the New York Fed. All amounts owing from AIG to the Company under the facility as of its termination date have been paid in full.

13. SHAREHOLDER'S EQUITY

Capital contributions received by the Company were as follows:

                                                      2010   2009    2008
                                                      ----   ----   ------
                                                          (In Millions)

Cash from Parent                                      $--    $350   $   --
Contributions related to Securities Lending Program    --      --      916
                                                      ---    ----   ------
   Total cash contributions                            --     350      916
Contributions of securities at fair value              --      --      145
All other non cash contributions                        1       1       --
                                                      ---    ----   ------
   Total capital contributions                        $ 1    $351   $1,061
                                                      ===    ====   ======

The components of accumulated other comprehensive income (loss) are as follows:

                                                            2010     2009    2008
                                                            -----   ------   -----
                                                                (In Millions)
Fixed maturity and equity securities, available for sale:
   Gross unrealized gains                                   $ 758   $ 569    $ 287
   Gross unrealized losses                                   (199)   (545)    (746)
Net unrealized gains on other invested assets                   3       4        2
Adjustments to DAC                                            (34)      1       36
Deferred federal and state income tax (expense) benefit      (180)     (1)     147
                                                            -----   -----    -----
   Accumulated other comprehensive income (loss) (a)        $ 348   $  28    $(274)
                                                            =====   =====    =====

(a) Includes a decrease of $383 million in 2009 related to the cumulative effect of adopting a new other-than-temporary impairment accounting standard.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

Dividends that the Company may pay to the Parent in any year without prior approval of the New York State Insurance Department ("NYSID") are limited by statute. The maximum amount of dividends which can be paid to shareholders of insurance companies domiciled in the state of New York without obtaining the prior approval of the NYSID is limited to the lesser of either 10 percent of the preceding year's statutory surplus or the preceding year's statutory net gain from operations not in excess of unassigned surplus. The maximum dividends payout that may be made in 2011 without prior approval of the NYSID is $116 million.

The Company is required to file financial statements prepared in accordance with statutory accounting practices prescribed or permitted by state insurance regulatory authorities. Statutory accounting principles differ from GAAP primarily by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions, excluding certain assets from statutory admitted assets and valuing investments and establishing deferred taxes on a different basis.

The state has the right to permit specific practices that deviate from prescribed practices. In 2010, the Company received permission from the NYSID to restate the gross paid-in and contributed surplus and the unassigned funds components of its surplus. The effective date was September 30, 2010. This restatement resulted in an increase in unassigned funds of $1.1 billion to offset the Company's losses incurred as a result of its participation in the Securities Lending Program, and a corresponding decrease in gross paid-in and contributed surplus of $1.1 billion.

Statutory net income (loss) and capital and surplus of the Company at December 31 were as follows:

                                 2010     2009     2008
                                ------   ------   -------
                                     (In Millions)
Statutory net income (loss)     $  117   $  372   $(1,660)
Statutory capital and surplus   $1,167   $1,013   $   630

14. FEDERAL INCOME TAXES

The components of the provision for income taxes on pretax income for the years ended December 31 were as follows:

                                     2010   2009    2008
                                     ----   -----   -----
                                        (In Millions)

Current                              $(30)   $14    $(413)
Deferred                              (64)    24      461
                                     ----    ---    -----
Total income tax expense (benefit)   $(94)   $38    $  48
                                     ====    ===    =====

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

The US statutory income tax rate is 35 percent for 2010, 2009 and 2008. Actual tax expense on income differs from the statutory amount computed by applying the federal income tax rate for the years ended December 31 due to the following:

                                                     2010    2009     2008
                                                    -----    ----    -----
                                                         (In Millions)
US federal income tax (benefit) at statutory rate   $  73     $31    $(687)
Adjustments:
   Valuation allowance                               (171)     (1)     734
   State income tax                                     5       7        3
   IRS audit settlements                               --      --       (2)
   Prior year corrections                              --       1       --
   Other credits, taxes and settlements                (1)     --       --
                                                    -----     ---    -----
Total income tax expense (benefit)                  $ (94)    $38    $  48
                                                    =====     ===    =====

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting purposes. The significant components of deferred tax assets and liabilities at December 31 are as follows:

                                                           2010     2009
                                                          -----    -----
                                                           (In Millions)
Deferred tax assets:
   Excess capital losses and other tax carryovers         $ 456    $ 465
   Basis differential of investments                        122      156
   Net unrealized losses on debt and equity securities
      available for sale                                     --       11
   State deferred tax benefits                               --        5
   Policy reserves                                           25      156
   Other                                                      3        2
                                                          -----    -----
   Total deferred tax assets before valuation allowance     606      795
   Valuation allowance                                     (405)    (567)
                                                          -----    -----
   Total deferred tax assets                                201      228

Deferred tax liabilities:
   Deferred policy acquisition costs                        (35)     (51)
   Net unrealized gains on debt and equity securities
      available for sale                                   (175)     (21)
   State deferred tax liabilities                            --       (1)
   Policy Reserves                                           --      (52)
   Other                                                    (26)     (20)
                                                          -----    -----
   Total deferred tax liabilities                          (236)    (145)
                                                          -----    -----
Net deferred tax asset (liability)                        $ (35)   $  83
                                                          =====    =====

At December 31, 2010, the Company had capital loss carryforwards of $1.2 billion expiring through the year 2015.

The Company is included in the consolidated federal income tax return of its ultimate parent, AIG. Under the tax sharing agreement with AIG, taxes are recognized and computed on a separate company basis. To the extent that benefits for net operating losses, foreign tax credits or net capital losses are utilized on a consolidated basis, the Company will recognize tax benefits based upon the amount of the deduction and credits utilized in the consolidated federal income tax return.

In general, realization of deferred tax assets depends on a company's ability to generate sufficient taxable income of the appropriate character within the carryforward periods in the jurisdictions in which the net operating losses and deductible temporary differences were incurred. The Company assessed its ability to realize the deferred tax asset

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

of $606 million and concluded a $405 million valuation allowance was required to reduce the deferred tax asset at December 31, 2010 to an amount the Company believes is more likely than not to be realized.

When making its assessment, the Company considered all available evidence, including the impact of being included in the consolidated federal tax return of AIG, future reversals of existing taxable temporary differences, estimated future GAAP taxable income, and tax planning strategies the Company would implement, if necessary, to realize the net deferred tax asset.

In assessing future GAAP taxable income, the Company considered its strong earnings history exclusive of the recent losses on the securities lending program, because the Company and AIG entered into transactions with the New York Fed to limit exposure to future losses. The Company also considered the continuing earnings strength of the businesses AIG retained and the recent recapitalization, when assessing the ability to generate sufficient future taxable income during the relevant carryforward periods to realize the deferred tax asset.

Estimates of future taxable income generated from specific transactions and tax planning strategies discussed above could change in the near term, perhaps materially, which may require the Company to adjust its valuation allowance. Such adjustment, either positive or negative, could be material to the Company's financial condition or it results of operations for an individual period.

In evaluating the realizability of the loss carryforwards, the Company considered the relief provided by Internal Revenue Service ("IRS") Notice 2008-84 which provides that the limitation on loss carryforwards that can arise as a result of one or more acquisitions of stock of a loss company will not apply to such stock acquisitions for any period during which the United States becomes a direct or indirect owner of more than 50 percent interest in the loss company.

The Company did not have any unrecognized tax benefits as of December 31, 2010 and 2009, respectively.

The Company's tax returns for 2003 to 2006 are currently under examination. The Company's taxable years 2001-2010 remain subject to examination by major tax jurisdictions.

15. RELATED-PARTY TRANSACTIONS

Events Related to AIG

On September 30, 2010, AIG entered into an agreement-in-principle with the of the United States Department of the Treasury (the "Department of the Treasury"), the New York Fed, and the AIG Credit Facility Trust, a trust established for the sole benefit of the Department of the Department of the Treasury (the "Trust"), for a series of integrated transactions to recapitalize AIG (the "Recapitalization"). AIG completed the Recapitalization on January 14, 2011. For more information regarding the Recapitalization, please see Note 17.

Additional information on AIG is provided in the Company's 2010 Annual Statement and is also publicly available in AIG's regulatory filings with the U.S. Securities and Exchange Commission ("SEC"). Information regarding AIG as described herein is qualified by regulatory filings AIG files from time to time with the SEC.

Operating Agreements

The Company is party to several reinsurance agreements with its affiliates covering certain life and accident and health insurance risks. Premium income ceded to affiliates was $11 million, $28 million and $29 million for the years ended December 31, 2010, 2009 and 2008, respectively. Commission ceded to affiliates was $2 million, $4 million and $4 million for the years ended December 31, 2010, 2009 and 2008, respectively.

The Company is party to several cost sharing agreements with its affiliates. Generally, these agreements provide for the allocation of costs upon either the specific identification basis or a proportional cost allocation basis which management believes to be reasonable. For the years ended December 31, 2010, 2009 and 2008, the Company was charged $115 million, $134 million and $160 million, respectively, for expenses attributed to the Company. Accounts payable for such services at December 31, 2010 and 2009 were not material.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

The Company provides life insurance coverage to employees of AIG and its domestic subsidiaries in connection with AIG's employee benefit plans. The statements of income (loss) include $12 million in premiums relating to this business for 2010, $14 million for 2009 and $18 million for 2008.

Notes of Affiliates

On December 27, 2006, the Company invested $117 million in a 5.18 percent fixed rate Senior Promissory Note due December 27, 2011, issued by SunAmerica Financial Group, Inc. ("SAFG, Inc."; formerly AIG Life Holdings (US), Inc.). The Company recognized interest income of $6 million, $6 million and $6 million on the Note during 2010, 2009 and 2008, respectively.

On September 15, 2006, the Company invested $5 million in a 5.57 percent fixed rate Senior Promissory Note due September 15, 2011, issued by SAFG, Inc. The Company recognized interest income of $279 thousand, $279 thousand and $279 thousand on the Note during 2010, 2009 and 2008, respectively.

On December 7, 2005, the Company acquired 5.75 percent Senior Notes due December 14, 2015, issued by Transatlantic Holdings, Inc., an affiliate of the Company, at a cost of $30 million. Other affiliates of the Company are holders of the same class of securities. On June 10, 2009, AIG closed a public offering of 29.9 million shares of Transatlantic Holdings, Inc. common stock owned by AIG. At the close of the public offering, AIG retained 13.9 percent of Transatlantic Holdings, Inc. outstanding common stock. As a result, AIG deconsolidated Transatlantic and the Company's investment in Transatlantic Holdings, Inc. was no longer considered affiliated. The Company recognized interest income of $1 million and $2 million on the Notes while they were still considered an affiliate during 2009 and 2008, respectively. On March 15, 2010, AIG closed a secondary public offering of 8.5 million shares of Transatlantic Holdings, Inc. common stock owned by American Home Assurance Company, a subsidiary of AIG, further reducing AIG's investment in this former affiliate.

Agreements with Affiliates

Due to the merger of AIL into the Company at December 31, 2010, policies that were originally issued by AIL are guaranteed by National Union Fire Insurance Company of Pittsburgh, Pa. ("National Union"), while policies issued by the Company are guaranteed by American Home Assurance Company ("American Home"), both indirect wholly owned subsidiaries of AIG. National Union and American Home have terminated the General Guarantee Agreements dated July 13, 1998 and March 3, 2003, respectively (the "Guarantees") with respect to prospectively issued policies and contracts issued by AIL or the Company. The Guarantees terminated on April 30, 2010 at 4:00 p.m. Eastern Time ("Point of Termination"). Pursuant to its terms, the Guarantees do not apply to any group or individual policy, contract or certificate issued after the Point of Termination. The Guarantees will continue to cover applicable policies, contracts and certificates with a date of issuance earlier than the Point of Termination until all insurance obligations under such policies, contracts and certificates are satisfied in full. National Union's and American Home's audited statutory financial statements are filed with the SEC as part of the Company's registration statements for its variable products that were issued prior to the Point of Termination.

Effective September 11, 2010, AIG terminated the support agreement between itself and the Company (the "Support Agreement"), pursuant to which AIG would cause the Company to maintain a policyholders' surplus of not less than $1 million or such greater amount as shall be sufficient to enable the Company to perform its obligations under any policy issued by it. The Support Agreement provided that if the Company needed funds not otherwise available to it to make timely payment of its obligations under policies issued by it, AIG would provide such funds at the request of the Company. AIG could terminate the Support Agreement with respect to outstanding obligations of the Company only under certain circumstances, including where the Company attains, without the benefit of the Support Agreement, a financial strength rating equivalent to that held by the Company with the benefit of the Support Agreement. On August 12, 2010, AIG notified the Company of its intent to terminate the Support Agreement as a result of the above circumstance.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

Other

The Company engages in structured settlement transactions, certain of which transactions involve affiliated property and casualty insurance company members of the Chartis group of AIG. In a structured settlement arrangement, a property and casualty insurance policy claimant has agreed to settle a casualty insurance claim in exchange for fixed payments over either a fixed determinable period of time or a life contingent period. In such claim settlement arrangements, a casualty insurance claim payment provides the funding for the purchase of a single premium immediate annuity ("SPIA") issued by the Company for the ultimate benefit of the claimant. The portion of the Company's liabilities related to structured settlements involving life contingencies are reported in future policy benefits, while the portion not involving life contingencies are reported in policyholder contract deposits. In certain structured settlement arrangements the property and casualty insurance company remains contingently liable for the payments to the claimant. The Company carried liabilities of $2.3 billion and $753 million at December 31, 2010 and 2009, respectively, related to SPIAs issued by the Company in conjunction with structured settlement transactions involving Chartis members where those Chartis members remained contingently liable for the payments to the claimant. In addition, the Company carried liabilities for the structured settlement transactions where the Chartis members were no longer contingently liable for the payments to the claimant.

16. BENEFIT PLANS

Effective January 1, 2002, the Company's employees participate in various benefit plans sponsored by AIG, including a noncontributory qualified defined benefit retirement plan, various stock option and purchase plans, a 401(k) plan and a post retirement benefit program for medical care and life insurance. AIG's U.S. plans do not separately identify projected benefit obligations and plan assets attributable to employees of participating affiliates.

17. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were issued.

On January 14, 2011, AIG completed the Recapitalization with the New York Fed, the Department of the Treasury, and the Trust. As part of the Recapitalization, AIG repaid to the New York Fed approximately $21 billion in cash, representing complete repayment of all amounts owing under AIG's revolving credit facility with the New York Fed (the "New York Fed credit facility"), and the New York Fed credit facility was terminated. In addition, (i) the shares of AIG's Series C Perpetual, Convertible, Participating Preferred Stock, par value $5.00 per share, held by the Trust were exchanged for 562,868,096 shares of AIG common stock and were subsequently transferred by the Trust to the Department of the Treasury; (ii) the shares of AIG's Series E Fixed Rate Non-Cumulative Perpetual Preferred Stock, par value $5.00 per share, held by the Department of the Treasury were exchanged for 924,546,133 shares of AIG common stock; and (iii) the shares of AIG's Series F Fixed Rate Non-Cumulative Perpetual Preferred Stock, par value $5.00 per share, held by the Department of the Treasury were exchanged for (a) preferred interests in two special purpose vehicles, (b) 20,000 shares of AIG's Series G Cumulative Mandatory Convertible Preferred Stock, par value $5.00 per share, a new series of TARP preferred stock, and (c) 167,623,733 shares of AIG common stock. As a result of the Recapitalization, the Department of the Treasury held 1,655,037,962 shares of newly issued AIG common stock, representing ownership of approximately 92 percent of the outstanding AIG common stock at December 31, 2010. After the share exchange and distribution were completed, the Trust terminated pursuant to the terms and conditions of the agreement that established the Trust. It is expected that over time the Department of the Treasury will sell its shares of AIG common stock on the open market.

On March 10, 2011, AIG submitted a binding bid to the New York Fed to purchase all of the RMBS owned by ML II for $15.7 billion in cash. If the New York Fed accepted the binding bid, it was anticipated that the Company (along with certain other AIG companies) would be a purchaser of certain of these RMBS. On March 30, 2011, the New York Fed announced that it was declining AIG's offer to purchase all of the RMBS held in the ML II portfolio and instead would sell these securities through a competitive process.

On March 30, 2011, AIG and the Company entered into an Unconditional Capital Maintenance Agreement ("CMA"). Among other things, the CMA provides that AIG would maintain the Company's total adjusted capital (as defined under applicable insurance laws) at or above a certain specified minimum percentage of the Company's projected company action level RBC (as defined under applicable insurance laws). The CMA also provides that if

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

the Company's total adjusted capital is in excess of a certain specified minimum percentage of the Company's company action level RBC (as reflected in the Company's quarterly or annual statutory financial statement), subject to board and regulatory approval(s), the Company would declare and pay ordinary dividends to its equity holders in an amount in excess of that required to maintain the specified minimum percentage.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                        INDEX TO THE FINANCIAL STATEMENTS

                                                                          Page
                                                                        Number(s)
                                                                       ----------
Report of Independent Registered Public Accounting Firm                    --

Balance Sheets - December 31, 2010 and 2009 (restated)                      1

Statements of Income (Loss) - Years Ended
   December 31, 2010, 2009 (restated) and 2008 (restated)                   2

Statements of Comprehensive Income (Loss) - Years Ended
   December 31, 2010, 2009 (restated) and 2008 (restated)                   3

Statements of Shareholder's Equity - Years Ended
   December 31, 2010, 2009 (restated) and 2008 (restated)                   4

Statements of Cash Flows - Years Ended December 31, 2010,
   2009 (restated) and 2008 (restated)                                   5 to 6

Notes to Financial Statements                                            7 to 57

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of First SunAmerica Life Insurance Company:

In our opinion, the accompanying balance sheets and the related statements of income (loss), comprehensive income (loss), shareholder's equity and cash flows present fairly, in all material respects, the financial position of First SunAmerica Life Insurance Company (the "Company"), an indirect wholly owned subsidiary of American International Group, Inc., at December 31, 2010 and 2009 (restated), and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 3 to the financial statements, the Company changed the manner in which it accounts for other-than-temporary impairments of fixed maturity securities as of April 1, 2009. Also, as of January 1, 2008, the Company adopted a new framework for measuring fair value.

As described in Note 2 to the financial statements, the Company restated its 2009 and 2008 financial statements.

/s/ PricewaterhouseCoopers LLP
Los Angeles, California
April 27, 2011

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                                 BALANCE SHEETS

                                                                                December 31,
                                                                       ------------------------------
                                                                                             2009
                                                                           2010            Restated
                                                                       -------------    -------------
                                                                                (In millions)
ASSETS
Investments:
 Fixed maturity securities, available for sale, at fair value
   (amortized cost: 2010 - $6,867; 2009 - $6,214)                      $       7,088    $       6,061
 Fixed maturity securities, trading, at fair value                                41               24
 Mortgage and other loans receivable, (net of allowance: 2010 - $26;
   2009 - $8)                                                                    459              476
 Policy loans                                                                     16               20
 Real estate                                                                       3               --
 Derivative assets, at fair value                                                  3                7
 Short-term investments (portion measured at fair value: 2010 -
   $1,606; 2009 - $1,292)                                                      1,844            1,430
                                                                       -------------    -------------
Total investments                                                              9,454            8,018

Cash                                                                              17               12
Accrued investment income                                                         72               58
Income taxes receivable from Parent                                               --               32
Deferred policy acquisition costs                                                318              407
Deferred sales inducements                                                        93              120
Receivable from brokers                                                           --                2
Other assets                                                                       2                1
Separate account assets, at fair value                                           680              632
                                                                       -------------    -------------
TOTAL ASSETS                                                           $      10,636    $       9,282
                                                                       =============    =============

LIABILITIES AND SHAREHOLDER'S EQUITY
Liabilities:
Policyholder contract deposits                                         $       8,629    $       7,597
Future policy benefits                                                             6                7
Income taxes payable to Parent                                                    19               --
Deferred income taxes payable                                                     38               42
Amounts due to related parties                                                     1                2
Other liabilities                                                                 95               71
Separate account liabilities                                                     680              632
                                                                       -------------    -------------
TOTAL LIABILITIES                                                              9,468            8,351
                                                                       -------------    -------------

SHAREHOLDER'S EQUITY:
Common stock, $10,000 par value, 300 shares authorized, issued and
  outstanding                                                                      3                3
Additional paid-in capital                                                     1,886            1,886
Accumulated deficit                                                             (806)            (911)
Accumulated other comprehensive income (loss )                                    85              (47)
                                                                       -------------    -------------
TOTAL SHAREHOLDER'S EQUITY                                                     1,168              931
                                                                       -------------    -------------
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY                             $      10,636    $       9,282
                                                                       =============    =============

                 See accompanying notes to financial statements.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                           STATEMENTS OF INCOME (LOSS)

                                                                          Years ended December 31,
                                                                   --------------------------------------
                                                                                    2009          2008
                                                                      2010        Restated      Restated
                                                                   ----------    ----------    ----------
                                                                                (In millions)
REVENUES:
Fee income:
   Variable annuity fees                                           $       17    $       15    $       16
   Universal life insurance policy fees, net of reinsurance                 4             4             5
   Surrender charges                                                        5             7             9
                                                                   ----------    ----------    ----------
Total fee income                                                           26            26            30
Net investment income                                                     464           353           326
Net realized investment losses:
   Total other-than-temporary impairment losses on available for
      sale securities                                                     (63)         (181)       (1,292)
   Portion of impairment losses on fixed maturities, available
      for sale recognized in other comprehensive income (loss)            (20)           18            --
                                                                   ----------    ----------    ----------
   Net other-than-temporary impairments on available for sale
      fixed maturity securities recognized in net income (loss)           (83)         (163)       (1,292)
   Other realized investment gains (losses)                                24            39          (270)
                                                                   ----------    ----------    ----------
Total net realized investment loss                                        (59)         (124)       (1,562)
                                                                   ----------    ----------    ----------
TOTAL REVENUES                                                            431           255        (1,206)
                                                                   ----------    ----------    ----------

BENEFITS AND EXPENSES:
Interest credited to policyholder contract deposits                       288           255           207
Amortization of sales inducements                                          13            (1)          (14)
Policyholder benefits                                                       5             4             9
Amortization of deferred policy acquisition                                37            37           (34)
General and administrative expenses, net of deferrals                      68            14            12
Commissions, net of deferrals                                               5             3             2
                                                                   ----------    ----------    ----------
TOTAL BENEFITS AND EXPENSES                                               416           312           182
                                                                   ----------    ----------    ----------

INCOME (LOSS) BEFORE INCOME TAX EXPENSE (BENEFIT)                          15           (57)       (1,388)

INCOME TAX EXPENSE (BENEFIT)                                              (90)          (18)           15
                                                                   ----------    ----------    ----------

NET INCOME (LOSS)                                                  $      105    $      (39)   $   (1,403)
                                                                   ==========    ==========    ==========

                 See accompanying notes to financial statements.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

                                                                      Years ended December 31,
                                                                  --------------------------------
                                                                                2009        2008
                                                                    2010      Restated    Restated
                                                                  --------    --------    --------
                                                                            (In millions)
NET INCOME (LOSS)                                                 $    105    $    (39)   $ (1,403)
                                                                  --------    --------    --------

OTHER COMPREHENSIVE INCOME (LOSS):

   Net unrealized gains of fixed maturity investment on which
     other-than-temporary credit impairments were taken                450         770       1,248
   Deferred income tax benefit (expense) on above changes             (148)       (238)         50

   Net unrealized gains on all other invested assets arising
     during the period                                                  --          --         137
   Deferred income tax expense on above changes                         --          --         (54)

   Reclassification adjustment for net realized losses included
     in net income (loss)                                             (126)       (284)     (2,266)
   Deferred income tax benefit on above changes                         50         112         895

   Adjustment to deferred policy acquisition costs and deferred
     sales inducements                                                (156)        (48)        (54)
   Deferred income tax benefit on above changes                         62          19          21
                                                                  --------    --------    --------

OTHER COMPREHENSIVE INCOME (LOSS)                                      132         331         (23)
                                                                  --------    --------    --------

COMPREHENSIVE INCOME (LOSS)                                       $    237    $    292    $ (1,426)
                                                                  ========    ========    ========

                 See accompanying notes to financial statements.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                       STATEMENTS OF SHAREHOLDER'S EQUITY

                                                                Years ended December 31,
                                                         --------------------------------------
                                                                          2009          2008
                                                            2010        Restated      Restated
                                                         ----------    ----------    -----------
                                                                      (In millions)
COMMON STOCK:
  Balance at beginning and end of year                   $        3    $        3    $        3

ADDITIONAL PAID-IN CAPITAL:
  Balance at beginning of year                                1,886         1,605           393
    Capital contribution from Parent (see Note 12)               --           281         1,212
                                                         ----------    ----------    ----------
  Balance at end of year                                      1,886         1,886         1,605
                                                         ----------    ----------    ----------

RETAINED EARNINGS (ACCUMULATED DEFICIT):
  Balance at beginning of year                                 (911)       (1,208)          195
    Cumulative effect of accounting change, net of tax           --           336            --
                                                         ----------    ----------    ----------
    Adjusted balance at beginning of year                      (911)         (872)          195
    Net income (loss)                                           105           (39)       (1,403)
                                                         ----------    ----------    ----------
  Balance at end of year                                       (806)         (911)       (1,208)
                                                         ----------    ----------    ----------

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS):
  Balance at beginning of year                                  (47)         (169)         (146)
    Cumulative effect of accounting change, net of tax           --          (209)           --
                                                         ----------    ----------    ----------
    Adjusted balance at beginning of year                       (47)         (378)         (146)
    Other comprehensive income (loss)                           132           331           (23)
                                                         ----------    ----------    ----------
  Balance at end of year                                         85           (47)         (169)
                                                         ----------    ----------    ----------

TOTAL SHAREHOLDER'S EQUITY                               $    1,168    $      931    $      231
                                                         ==========    ==========    ==========

                 See accompanying notes to financial statements.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                            STATEMENTS OF CASH FLOWS

                                                                            Years ended December 31,
                                                                     --------------------------------------
                                                                                      2009          2008
                                                                        2010        Restated      Restated
                                                                     ----------    ----------    ----------
                                                                                  (In millions)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                                    $      105    $      (39)   $   (1,403)
ADJUSTMENTS TO RECONCILE NET INCOME (LOSS) TO NET CASH PROVIDED BY
  OPERATING ACTIVITIES:
  Interest credited on policyholder contract deposits                       288           255           207
  Net realized investment loss                                               59           124         1,562
  Amortization of deferred sales inducements                                 13            (1)          (14)
  Net unrealized (gain) loss on fixed maturity securities, trading          (17)            1             7
  Amortization of deferred policy acquisition costs                          37            37           (34)

  Accretion of net discount on investments                                  (60)          (55)           (5)
  Deferral of acquisition costs                                             (66)          (95)          (86)
  Provision for deferred income taxes (benefit)                             (90)           45            20
  Capitalized interest                                                       (4)           (3)           (4)
  Change in:
    Accrued investment income                                               (14)          (11)           (4)
    Income taxes receivable from/ payable to Parent                          51           (23)           (4)
    Due from/to related parties                                              (1)            7            (6)
    Future policy benefits                                                   (1)            1             5
    Other liabilities                                                        49            (1)           --
  Other, net                                                                  5           (10)           (6)
                                                                     ----------    ----------    ----------
  NET CASH PROVIDED BY OPERATING ACTIVITIES                                 354           232           235
                                                                     ----------    ----------    ----------

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of:
  Fixed maturity securities                                              (1,613)       (2,041)       (2,041)
  Mortgage and other loans receivable                                       (20)           --           (72)
  Derivatives                                                                (8)          (38)          (16)
Sales of:
  Fixed maturity securities                                                 703           600         1,775
  Derivatives                                                                 9            --            49
Redemptions and maturities of:
  Fixed maturity securities                                                 253           252           415
  Mortgage and other loans receivable                                        16            18            33
Policy loans issued                                                          (1)           (1)           (1)
Payments received on policy loans                                             6             5             7
Decrease in securities lending invested collateral                           --            --         1,070
Net change in short-term investments                                       (414)         (221)         (953)
                                                                     ----------    ----------    ----------
  CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES              $   (1,069)   $   (1,426)   $      266
                                                                     ----------    ----------    ----------

                 See accompanying notes to financial statements.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                      STATEMENTS OF CASH FLOWS (Continued)

                                                                               Years ended December 31,
                                                                         --------------------------------------
                                                                                          2009          2008
                                                                            2010        Restated      Restated
                                                                         ----------    ----------    ----------
                                                                                     (In millions)
CASH FLOWS FROM FINANCING ACTIVITIES

Policyholder account deposits                                            $    1,309    $    1,791    $    1,509
Net exchanges from the fixed accounts of variable annuity contracts             (11)          (14)          (51)
Policyholder account withdrawals                                               (365)         (569)         (543)
Claims and annuity payments, net of reinsurance, on policyholder
  contracts                                                                    (209)         (182)         (162)
Net receipts from (repayments of) other short-term financings                    (4)           (7)           15
Decrease in securities lending payable                                           --            --        (2,009)
Capital contributions                                                            --           150           768
                                                                         ----------    ----------    ----------
  NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                           720         1,169          (473)
                                                                         ----------    ----------    ----------
INCREASE (DECREASE) IN CASH                                                       5           (25)           28
CASH AT BEGINNING OF PERIOD                                                      12            37             9
                                                                         ----------    ----------    ----------
CASH AT END OF PERIOD                                                    $       17    $       12    $       37
                                                                         ==========    ==========    ==========

SUPPLEMENTAL CASH FLOW INFORMATION
Income taxes received from Parent                                        $       51    $       40    $        1

Non-cash activity:
  Bonus interest and other deferrals credited to policyholder contract
    deposits                                                             $       24    $       17    $       23
 Investment in fixed maturity securities, trading                                --            --            32
 Contribution of fixed maturity securities from Parent                           --           131           444

                 See accompanying notes to financial statements.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                          NOTES TO FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

First SunAmerica Life Insurance Company (the "Company") is a direct wholly owned subsidiary of SunAmerica Life Insurance Company (the "Parent"), which is a wholly owned subsidiary of SAFG Retirement Services, Inc. ("SAFGRS"), a wholly owned subsidiary of American International Group, Inc. ("American International Group").

The Company is a New York-domiciled life insurance company principally engaged in the business of writing annuity contracts directed at the market for tax-deferred, long-term savings products. The majority of the Company's revenues are derived from customers in the State of New York. Products are marketed through affiliated and independent broker-dealers, full-service securities firms and financial institutions. Four financial institutions represented approximately 27 percent, 16 percent, 15 percent and 11 percent of premiums received in the year ended December 31, 2010. Three financial institutions represented approximately 36 percent, 17 percent, and 14 percent of premiums received in the year ended December 31, 2009. No other independent selling organization was responsible for more than 10 percent of premiums received for any such periods.

The operations of the Company are influenced by many factors, including general economic conditions, the financial condition of American International Group monetary and fiscal policies of the federal government, and policies of state and other regulatory authorities. The level of sales of the Company's financial products is influenced by many factors, including general market rates of interest, the strength, weakness and volatility of equity markets, and terms and conditions of competing financial products. The Company is exposed to the typical risks normally associated with a portfolio of fixed-income securities, namely interest rate, option, liquidity and credit risk. The Company controls its exposure to these risks by, among other things, closely monitoring and matching the duration and cash flows of its assets and liabilities, monitoring and limiting prepayment and extension risk in its portfolio, maintaining a large percentage of its portfolio in highly liquid securities, and engaging in a disciplined process of underwriting, reviewing and monitoring credit risk. The Company is also exposed to market risk, policyholder behavior risk and mortality/longevity risk. Market volatility may result in increased risks related to death and living guaranteed benefits on the variable annuity products, as well as reduced fee income in the case of assets held in the separate accounts. These guaranteed benefits are sensitive to equity market conditions. The Company primarily uses capital market hedging strategies to help cover the risk of paying guaranteed living benefits in excess of account values as a result of significant downturns in equity markets. The Company has treaties to reinsure a majority of the guaranteed minimum income benefits and a small portion of the guaranteed death benefits for equity and mortality risk on its variable annuity contracts. Such risk mitigation may or may not reduce the volatility of net income and resulting from equity market volatility. Although management expects to be able to achieve its plans, no assurance can be given that one or more of the risks described above will not result in material adverse effects on the Company's financial position, results of operations and/or statutory capital.

2. RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

In connection with a review of the Company's model in accounting for the deferred policy acquisition cost ("DAC") impact of host contract accretion and the Company's calculation of bad debt deductions for income taxes, the Company determined it was necessary to restate its financial statements for the years ended December 31, 2009 and 2008.

The restatement for DAC in the 2009 and 2008 financial statements was related to the correction of an error in calculating the amount bifurcated from the host contracts to reflect the fair value of the embedded derivatives, which are the guaranteed living benefit features offered on many of our variable annuity products. The previous model did not fully incorporate the valuation differential upon issues of new policies with the guaranteed living benefits on the balance sheet subsequent to the adoption of the standard for fair value measurements.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

2. RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (CONTINUED)

The restatement for income taxes in the 2009 financial statements was related to the correction of an error in the calculation of the bad debt deduction for income taxes. This tax deduction is dependent upon the change to investment impairments for statutory purposes. The change to investment impairments were determined to be in error and subsequently corrected, but this correction was not reflected in the tax deduction as claimed on the tax return.

The correction of these errors are reflected in the following table. The restated financial statements correct for these errors. The related tax effect is calculated at the federal prescribed rate of 35% and the applicable effective state tax rate of 6.9%.

                                              Previously                       As
                                               Reported     Adjustments     Restated
                                              ----------    -----------    ----------
2009 Balance Sheet:

   Income taxes receivable from Parent        $       42    $      (10)    $       32
   Deferred policy acquisition costs                 404             3            407
   Total assets                                    9,289            (7)         9,282
   Deferred tax liability                             41             1             42
   Total liabilities                               8,350             1          8,351
   Total shareholder's equity                        939            (8)           931

2009 Statement of Income (Loss):

   Income tax expense (benefit)               $      (28)   $       10     $      (18)
   Net income (loss)                                 (29)          (10)           (39)

2008 Statement of Income (Loss):

   Amortization of deferred policy
     acquisition costs                        $      (31)   $       (3)    $      (34)
   Income tax expense (benefit)                       14             1             15
   Net income (loss)                              (1,405)            2         (1,403)

2009 Statements of Shareholder's Equity:

   Retained earnings (Accumulated deficit):
     Adjusted balance at beginning of year    $     (874)   $        2     $     (872)
     Net income (loss)                               (29)          (10)           (39)
     Balance at end of year                         (903)           (8)          (911)

2008 Statements of Shareholder's Equity:

   Retained earnings (Accumulated deficit):
     Net income (loss)                        $   (1,405)   $        2     $   (1,403)
     Balance at end of year                       (1,210)            2         (1,208)

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1   PREPARATION OF FINANCIAL STATEMENTS

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and include the accounts of the Company. Certain reclassifications and format changes have been made to prior period amounts to conform to the current period presentation.

USE OF ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

The Company considers its most critical accounting estimates to be those with respect to recoverability of deferred income tax assets, policyholder contract deposits, future policy benefits, estimated gross profits for investment-oriented products, recoverability of DAC, fair value measurements of certain assets and liabilities, and other-than-temporary impairments in the value of investments. These estimates, by their nature, are based on judgment and current facts and circumstances. Therefore, actual results could differ from these estimates, possibly in the near term, and could have a material effect on the Company's financial statements.

3.2   INSURANCE CONTRACTS

The insurance contracts accounted for in these financial statements include primarily long-duration contracts. Long-duration contracts include investment contracts. Long-duration contracts generally require the performance of various functions and services over a period of more than one year. The contract provisions generally cannot be changed or canceled by the insurer during the contract period.

3.3   INVESTMENTS

FIXED MATURITY SECURITIES

Fixed maturity securities classified as available for sale are recorded at fair value. Unrealized gains and losses, net of deferred taxes and amortization of deferred policy acquisition costs and deferred sales inducements, are recorded as a separate component of accumulated other comprehensive income (loss), within shareholder's equity. Realized gains and losses on the sale of investments are recognized in earnings at the date of sale and are determined by using the specific cost identification method.

Interest on fixed maturity securities is recorded as income when earned and is adjusted for any amortization of premium or accretion of discount. Premiums and discounts arising from the purchase of bonds classified as available for sale are treated as yield adjustments over their estimated lives, until maturity, or call date, if applicable.

Fixed maturity securities classified as trading securities are carried at fair value. Trading securities include the Company's economic interest in Maiden Lane II LLC ("ML II"). See Note 7 for discussion of ML II. Realized and unrealized gains and losses on trading securities are reported in net investment income.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

3.3   INVESTMENTS (CONTINUED)

IMPAIRMENT POLICIES

On April 1, 2009, the Company adopted prospectively a new accounting standard addressing the evaluation of fixed maturity securities for other-than-temporary impairments. This standard significantly altered the Company's policies and procedures for determining impairment charges recognized through earnings. The standard requires a company to recognize the credit component (a credit impairment) of an other-than-temporary impairment of a fixed maturity security in earnings and the non-credit component in accumulated other comprehensive income (loss) when the company does not intend to sell the security or it is more likely than not that the company will not be required to sell the security prior to recovery. The standard also changed the threshold for determining when an other-than-temporary impairment has occurred on a fixed maturity security with respect to intent and ability to hold the security until recovery and requires additional disclosures. A credit impairment, which is recognized in earnings when it occurs, is the difference between the amortized cost of the fixed maturity security and the estimated present value of cash flows expected to be collected ("recovery value"), as determined by management. The difference between fair value and amortized cost that is not related to a credit impairment is recognized as a separate component of accumulated other comprehensive income
(loss). The Company refers to both credit impairments and non-credit impairments recognized as a result of intent to sell as "impairment charges.

IMPAIRMENT POLICY - FIXED MATURITY SECURITIES - EFFECTIVE APRIL 1, 2009 AND THEREAFTER

If the Company intends to sell a fixed maturity security or it is more likely than not that the Company will be required to sell a fixed maturity security before recovery of its amortized cost basis and the fair value of the security is below amortized cost, an other-than-temporary impairment has occurred and the amortized cost is written down to current fair value, with a corresponding charge to earnings.

For all other fixed maturity securities for which a credit impairment has occurred, the amortized cost is written down to the estimated recovery value with a corresponding charge to earnings. Changes in fair value compared to recovery value, if any, are charged to unrealized appreciation (depreciation) of fixed maturity investments on which other-than-temporary credit impairments are taken (a component of accumulated other comprehensive income (loss)).

When assessing the Company's intent to sell a fixed maturity security, or if it is more likely than not that the Company will be required to sell a fixed maturity security before recovery of its amortized cost basis, management evaluates relevant facts and circumstances including, but not limited to, decisions to reposition the Company's investment portfolio, sales of securities to meet cash flow needs and sales of securities to capitalize on favorable pricing.

The Company considers severe price declines and the duration of such price declines in its assessment of potential credit impairments. The Company also modifies its modeled outputs for certain securities when it determines that price declines are indicative of factors not comprehended by the cash flow models.

In periods subsequent to the recognition of an other-than-temporary impairment charge for available for sale fixed maturity securities that are not foreign exchange related, the Company generally prospectively accretes into income the difference between the new amortized cost and the expected undiscounted recovery value over the remaining expected holding period of the security.

In assessing whether a credit impairment has occurred for a structured fixed maturity security (e.g. Residential Mortgage Backed Securities ("RMBS"), Commercial Mortgage Backed Securities ("CMBS"), Collateralized Debt Obligations ("CDO") and Asset Backed Securities ("ABS")), the Company performs evaluations of expected future cash flows. Certain critical assumptions are made with respect to the performance of these securities.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

3.3   INVESTMENTS (CONTINUED)

When estimating future cash flows for a structured fixed maturity security (e.g. RMBS, CMBS, CDO and ABS) management considers historical performance of underlying assets and available market information as well as bond-specific structural considerations, such as credit enhancement and priority of payment structure of the security.

In addition, the process of estimating future cash flows includes, but is not limited to, the following critical inputs, which vary by asset class:

      -     Current delinquency rates;

      -     Expected default rates and timing of such defaults;

      -     Loss severity and timing of any such recovery;

      -     Expected prepayment speeds; and

      -     Ratings of securities underlying structured products.

For corporate, municipal and sovereign fixed maturity securities determined to be credit impaired, management considers the fair value as the recovery value when available information does not indicate that another value is more relevant or reliable. When management identifies information that supports a recovery value other than the fair value, the determination of a recovery value considers scenarios specific to the issuer and the security, and may be based upon estimates of outcomes of corporate restructurings, political and macro economic factors, stability and financial strength of the issuer, the value of any secondary sources of repayment and the disposition of assets.

IMPAIRMENT POLICY - FIXED MATURITY SECURITIES - PRIOR TO APRIL 1, 2009

In all periods prior to April 1, 2009, the Company assessed its ability to hold any fixed maturity available for sale security in an unrealized loss position to its recovery at each balance sheet date. The decision to sell any such fixed maturity security classified as available for sale reflected the judgment of the Company's management that the security sold was unlikely to provide, on a relative value basis, as attractive a return in the future as alternative securities entailing comparable risks. With respect to distressed securities, the sale decision reflected management's judgment that the risk-adjusted ultimate recovery was less than the value achievable on sale.

In those periods, the Company evaluated its fixed maturity securities for other-than-temporary impairments with respect to valuation as well as credit.

After a fixed maturity security had been identified as other-than-temporarily impaired, the amount of such impairment was determined as the difference between fair value and amortized cost and the entire amount was recorded as a charge to earnings.

MORTGAGE AND OTHER LOANS RECEIVABLE

Mortgage and other loans receivable includes mortgage loans on real estate, collateral, commercial and guaranteed loans. Mortgage loans are classified as loans held for investment.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

3.3   INVESTMENTS (CONTINUED)

Loans classified as "held for investment" are those that the Company has the intent and ability to hold for the foreseeable future, or until maturity or payoff. Mortgage loans held for investment are carried at unpaid principal balances less valuation allowances and deferred fees or expenses and plus or minus adjustments for the accretion or amortization of discount or premium. Interest income on such loans is accrued as earned. Interest income, amortization of premiums and discounts and prepayment fees are reported in net investment income in the statements of income (loss). Non-refundable loan origination fees and certain incremental direct origination costs are offset and the resulting net amount is deferred and amortized in net investment income over the life of the related loan as an adjustment of the loan's yield. Loan commitment fees are generally deferred and recognized in net investment income as an adjustment of yield over the related life of the loan or upon expiration of the commitment if the commitment expires unexercised.

Impairment of mortgage and other loans receivable is based on certain risk factors, including past due status. For commercial mortgages in particular, risk factors evaluated in monitoring credit quality also include debt service coverage ratio, loan-to-value or the ratio of the loan balance to the estimated value of the property, property occupancy, profile of the borrower and major property tenants, economic trends in the market where the property is located, and condition of the property. Mortgage and other loans receivable are considered impaired when collection of all amounts due under contractual terms is not probable. This impairment is generally measured based on the present value of expected future cash flows discounted at the loan's effective interest rate subject to the fair value of underlying collateral. Interest income on such impaired loans is recognized as cash is received.

POLICY LOANS

Policy loans are carried at unpaid principal amount. There is no allowance for policy loans because these loans are fully collateralized by the cash surrender value of the policy.

DERIVATIVE FINANCIAL INSTRUMENTS

The Company takes positions from time to time in certain derivative financial instruments in order to mitigate or hedge the impact of changes in interest rates and equity markets on cash flows from investment income, policyholder liabilities and equity. Financial instruments used by the Company for such purposes include interest rate swaps, options (long and short positions) and futures contracts (short positions on U.S. treasury notes and U.S. long bonds). The Company does not engage in the use of derivative instruments for speculative purposes and is neither a dealer nor a trader in derivative instruments. See
Note 6 for additional discussion of derivatives.

The Company issues or has issued certain variable annuity products that offer optional guaranteed minimum account value ("GMAV") and guaranteed minimum withdrawal benefit ("GMWB") living benefits. The GMAV and GMWB are considered embedded derivatives that are required to be bifurcated from the host contract and carried at fair value. The Company hedges a portion of the risk associated with these guarantees by utilizing both exchange traded and over-the-counter options and exchange traded futures. Exchange traded options and futures are marked to market using observable market quotes while over-the-counter options are marked to market through matrix pricing that utilizes observable market inputs.

The Company believes its hedging activities have been and remain economically effective, but do not currently qualify for hedge accounting. The reserves for GMAV and GMWB embedded derivatives are included in policyholder contract deposits and the options and futures contracts are reported in derivative assets in the balance sheets. Changes in the fair value of derivatives are reported as part of net realized investment loss in the statements of income (loss).

SHORT-TERM INVESTMENTS

Short-term investments consist of interest-bearing cash equivalents, time deposits, U.S. Treasury Bills and investments with original maturities within one year from the date of purchase, such as commercial paper.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

3.4   CASH

Cash represents cash on hand and non-interest bearing demand deposits.

3.5   DEFERRED POLICY ACQUISITION COSTS AND DEFERRED SALES INDUCEMENTS

Policy acquisition costs represent those costs, including commissions and certain marketing expenses that vary with and are primarily related to the acquisition of new business. Policy acquisition costs related to investment-type products are deferred and amortized, with interest, in relation to the incidence of estimated gross profits to be realized over the estimated lives of the contracts. Estimated gross profits are composed of net interest income, net realized investment gains and losses, fees, surrender charges, expenses, and mortality and morbidity gains and losses. The Company uses a "reversion to the mean" methodology which allows the Company to maintain its long-term assumptions, while also giving consideration to the effect of deviations from these assumptions occurring in the current period. A DAC unlocking is performed when management determines that key assumptions (e.g. market return, surrender rates, etc.) should be modified. The DAC asset is recalculated using the new assumptions. The use of a reversion to the mean assumption is common within the industry; however, the parameters used in the methodology are subject to judgment and vary within the industry. Any resulting adjustment is included in earnings as an adjustment to DAC. DAC is grouped consistent with the manner in which the insurance contracts are acquired, serviced and measured for profitability and is reviewed for recoverability based on the current and projected future profitability of the underlying insurance contracts.

DAC for investment-type products is also adjusted with respect to estimated gross profits as a result of changes in the net unrealized gains or losses on fixed maturity securities and equity securities available for sale. Because fixed maturity and equity securities available for sale are carried at aggregate fair value, an adjustment is made to DAC equal to the change in amortization that would have been recorded if such securities had been sold at their stated aggregate fair value and the proceeds reinvested at current yields. The change in this adjustment, net of tax, is included with the change in net unrealized gains or losses on fixed maturity securities and equity securities available for sale that is credited or charged directly to accumulated other comprehensive income (loss).

The Company offers sales inducements, which include enhanced crediting rates or bonus payments to contract holders on certain annuity products. Sales inducements provided to the contract holders are primarily reflected in separate account liabilities in the balance sheet. The cost of sales inducements is deferred and amortized over the life of the contract using the same methodology and assumptions used to amortize DAC. To qualify for such accounting treatment, these bonus amounts must be explicitly identified in the contract at inception, and the Company must demonstrate that such amounts are incremental to amounts the Company credits on similar contracts without these bonus amounts, and are higher than the contract's expected ongoing crediting rates for periods after the bonus period.

3.6   SEPARATE ACCOUNT ASSETS AND LIABILITIES

The Company issues variable annuities for which the investment risk is generally borne by the contract holder, except with respect to amounts invested in the fixed-rate account options. The assets and liabilities resulting from the receipt of variable annuity premiums are segregated in separate accounts. The assets supporting the variable portion of variable annuities are carried at fair value and reported as separate account assets with an equivalent liability, in the balance sheet. Investment income, realized investment gains (losses), and policyholder account premiums received and withdrawals related to separate accounts are excluded from the statements of income (loss), comprehensive income
(loss), and cash flows. Amounts assessed against the contract holders for mortality, administrative, other services and certain features are included in variable annuity fees in the statements of income (loss).

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

3.7   POLICYHOLDER CONTRACT DEPOSITS

Policyholder contract deposits are recorded at accumulated value (premiums received and net transfers from separate accounts, plus accrued interest, less withdrawals and assessed fees). They are not reflected as revenues in the Company's statements of income (loss), as they are recorded directly to contract holder liabilities upon receipt. Policyholder contract deposits also include the Company's liabilities for GMWB and GMAV, accounted for as embedded derivatives at fair value. The changes in fair value of the liability for GMWB and GMAV are reported in net realized investment loss in the statements of income (loss).

GMWB is a feature the Company began offering on certain variable annuity products in 2005. If available and elected by the contract holder at the time of contract issuance and subject to the specific provisions of the feature elected, this feature can provide a guaranteed annual withdrawal stream either for a specified period of time or for life, regardless of market performance. The amount of the guaranteed withdrawal stream is based off of a guaranteed benefit base, the amount of which is determined by the specific feature elected. The Company bears the risk that protracted under-performance of the financial markets and /or greater than expected longevity could result in GMWB benefits being higher than the underlying contract holder account balances and that the fees collected under the contract are insufficient to cover the costs of the benefit to be provided.

GMAV is a feature that was offered on certain variable annuity products from the second quarter of 2004 to May 2009. If available and elected by the contract holder at the time of contract issuance, this feature guarantees that the account value under the contract will at least equal the amount of premiums invested during the first ninety days of the contract, adjusted for any subsequent withdrawals, at the end of a ten-year waiting period. The Company bears the risk that protracted under-performance of the financial markets could result in GMAV benefits being higher than the underlying contract holder account balances and that the fees collected under the contract are insufficient to cover the costs of the benefit to be provided.

The fair value of the liabilities for GMWB and GMAV requires significant management estimates and is based on the present value of expected benefits to be paid less the present value of fee income associated with the guarantees. The fair value estimate of the GMWB and GMAV guarantees include unobservable inputs such as management's estimate of contract holder behavior as well as such observable inputs as swap curves and market calibrated implied volatility. The valuation technique used to measure the fair value of embedded derivatives was modified during 2008, primarily with respect to the development of long-dated equity volatility assumptions and the discount rates applied to certain projected benefit payments. The valuation technique was also modified during 2010, primarily with respect to the discount rates applied to certain projected benefits payments. The changes in fair value of the liability for GMWB and GMAV are reported in net realized investment loss in the statements of income (loss). See Note 4.1 for further discussion of GMWB and GMAV.

3.8   FUTURE POLICY BENEFITS

Future policy benefits include the Company's liability for guaranteed minimum death benefits ("GMDB").

A GMDB feature is issued on substantially all of the Company's variable annuity products. This feature provides that, upon the death of a contract holder, the contract holder's beneficiary will receive the greater of (i) the contract holder's account value, or (ii) a guaranteed minimum death benefit that varies by product and type of benefit elected by the contract holder. The Company bears the risk that death claims following a decline in the financial markets may exceed contract holder account balances, and that the fees collected under the contract are insufficient to cover the costs of the benefit to be provided.

The GMDB liability is determined each period end by estimating the expected value of death benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the GMDB liability balance, with a related charge or credit to Policyholder benefits if actual experience or other evidence suggests that earlier assumptions should be revised.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

3.9   NET INVESTMENT INCOME

Net investment income represents income primarily from the following sources in the Company's operations:

      - Interest income and related expenses, including amortization of premiums and accretion of discounts on bonds with changes in the timing and the amount of expected principal and interest cash flows reflected in the yield, as applicable.

      - Realized and unrealized gains and losses from investments in trading securities accounted for at fair value.

3.10  NET REALIZED INVESTMENT GAINS AND LOSSES

Net realized investment gains and losses are determined by specific identification. The net realized investment gains and losses are generated primarily from the following sources:

      - Sales of fixed maturity securities (except trading securities accounted for at fair value), securities lending invested collateral, and other types of investments.

      - Reductions to the cost basis of fixed maturity securities (except trading securities accounted for at fair value) and other types of invested assets for other-than-temporary impairments.

      -     Changes in fair value of derivative assets and liabilities.

3.11  FEE INCOME

Fee income includes variable annuity fees, universal life insurance fees and surrender charges. Variable annuity fees are generally based on the market value of assets in the separate accounts supporting the variable annuity contracts. Fees for certain guarantees included in variable annuity fees are based on the amount used for determining the related guaranteed benefit (for example, a benefit base for a GMWB feature). Universal life insurance policy fees consist of mortality charges, up-front fees earned on premiums received and administrative fees, net of reinsurance premiums. Surrender charges are assessed on withdrawals occurring during the surrender charge period. All fee income is recorded as income when earned.

3.12  INCOME TAXES

Deferred income tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of assets and liabilities, at the enacted tax rates expected to be in effect when the temporary differences reverse. The effect of a tax rate change is recognized in earnings in the period of enactment. State income taxes are included in income tax expense.

A valuation allowance for deferred tax assets is provided if it is more likely than not that some portion of the deferred tax asset will not be realized. An increase or decrease in a valuation allowance that results from a change in circumstances that causes a change in judgment about the realizability of the related deferred tax asset is included in earnings.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

3.13  SECURITIES LENDING COLLATERAL AND SECURITIES LENDING PAYABLE

Prior to December 12, 2008, securities lending collateral was invested in interest-bearing cash equivalents and fixed maturity securities, primarily floating-rate bonds. Securities lending collateral investments in fixed maturity securities were carried at fair value and accounted for in a manner consistent with other available for sale fixed maturity securities, and were evaluated for other-than-temporary impairment by applying the same criteria used for other fixed maturity securities. The Company's allocated portion of income earned on the invested collateral, net of interest repaid to the borrowers under the securities lending agreements and the related management fees paid to administer the program, was recorded as investment income in the statements of income
(loss). The Company's allocated portion of any realized investment losses on the invested collateral was recorded in the statement of income (loss). The Company generally obtained and maintained cash collateral from securities borrowers at current market levels for the securities lent. During the fourth quarter of 2008, in connection with certain securities lending transactions, the Company met the requirements for sale accounting because collateral received from the counterparties was insufficient to fund substantially all of the cost of purchasing replacement assets. Accordingly, the Company accounted for such lending transactions as sales combined with forward purchase commitments, rather than as secured borrowings.

Since the Company terminated its securities lending activities on December 12, 2008, there were no securities subject to securities lending agreements on the balance sheets at December 31, 2010 or 2009 (see Note 7 for additional information).

3.14  ACCOUNTING CHANGES

THE COMPANY ADOPTED THE FOLLOWING ACCOUNTING STANDARDS DURING 2008:

FAIR VALUE MEASUREMENTS

In September 2006, the Financial Accounting Standards Board ("FASB") issued an accounting standard that defined fair value, established a framework for measuring fair value and expands disclosure requirements regarding fair value measurements but did not change existing guidance about whether an asset or liability is carried at fair value. The standard also clarifies that an issuer's credit standing should be considered when measuring liabilities at fair value. The Company adopted the standard on January 1, 2008, its required effective date. The cumulative effect, net of taxes, of adopting the standard was a decrease in net income of $2.0 million, primarily due to the inclusion of explicit risk margins, where appropriate. See Note 4 for additional disclosures.

FAIR VALUE OPTION

In February 2007, the FASB issued an accounting standard that permits entities to choose to measure at fair value many financial instruments and certain other items that are not currently required to be measured at fair value. Subsequent changes in fair value for designated items are required to be reported in earnings. The standard also establishes presentation and disclosure requirements for similar types of assets and liabilities measured at fair value. The standard permits the fair value option election on an instrument-by-instrument basis for eligible items existing at the adoption date and at initial recognition of an asset or liability, or upon most events that gives rise to a new basis of accounting for that instrument. The Company adopted the standard on January 1, 2008, its required effective date. The Company did not make any fair value measurement elections upon initial adoption of the standard.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

3.14  ACCOUNTING CHANGES (CONTINUED)

FAIR VALUE OF FINANCIAL ASSETS IN INACTIVE MARKETS

In October 2008, the FASB issued an accounting standard that provides guidance clarifying certain aspects with respect to the fair value measurements of a security when the market for that security is inactive. The Company adopted this guidance in the third quarter of 2008. The effects of adopting this standard on the Company's financial condition and results of operations were not material.

AMENDMENT TO IMPAIRMENT GUIDANCE

In January 2009, the FASB issued an accounting standard that amends the impairment guidance on recognition of interest income and impairment on purchased beneficial interests and beneficial interests that continue to be held by a transferor in securitized financial assets to achieve more consistent determination of whether an other-than-temporary impairment has occurred. The standard also retains and emphasizes the objective of an other-than-temporary impairment assessment and the related disclosure requirements related to the accounting for certain investments in fixed maturity and equity securities and other related guidance. The Company adopted this guidance effective in the fourth quarter of 2008. The effects of adopting the standard on the Company's financial condition, results of operations and cash flows were not material.

THE COMPANY ADOPTED THE FOLLOWING ACCOUNTING STANDARDS DURING 2009:

DISCLOSURES ABOUT DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

In March 2008, the FASB issued an accounting standard that requires enhanced disclosures about (i) how and why the Company uses derivative instruments, (ii) how derivative instruments and related hedged items are accounted for and (iii) how derivative instruments and related hedged items affect the Company's financial condition, results of operations, and cash flows. The Company adopted the standard on January 1, 2009. See Note 6 for related disclosures.

RECOGNITION AND PRESENTATION OF OTHER-THAN-TEMPORARY IMPAIRMENTS

In April 2009, the FASB issued an accounting standard that requires a company to recognize the credit component of an other-than-temporary impairment of a fixed maturity security in earnings and the non-credit component in accumulated other comprehensive income (loss) when the company does not intend to sell the security or it is more likely than not that the company will not be required to sell the security prior to recovery. The standard also changed the threshold for determining when an other-than-temporary impairment has occurred on a fixed maturity security with respect to intent and ability to hold until recovery. The standard does not change the recognition of other-than-temporary impairment for equity securities. The standard requires additional disclosures in interim and annual reporting periods for fixed maturity and equity securities. See Note 5 herein for the expanded disclosures.

The Company adopted this standard on April 1, 2009 and recorded an after-tax cumulative effect adjustment to increase shareholder's equity by $127.2 million as of April 1, 2009, consisting of a decrease in accumulated deficit of $336.2 million and an increase in accumulated other comprehensive loss of $209.0 million, net of tax. The net increase in the Company's shareholder's equity was due to a reversal of a portion of the deferred tax asset valuation allowance for certain non-credit impairment charges directly attributable to the change in accounting principle (see Note 12). The cumulative effect adjustment resulted in an increase of $468.3 million in the amortized cost of fixed maturity securities, which has the effect of significantly reducing the accretion of investment income over the remaining life of the underlying securities, beginning in the second quarter of 2009. The effect of the reduced investment income was offset, in part, by a decrease in the amortization of DAC and deferred sales inducements.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

3.14  ACCOUNTING CHANGES (CONTINUED)

This standard reduced the level of other-than-temporary impairment charges recorded in earnings for fixed maturity securities due to the following required changes in the Company's accounting policy for other-than-temporary impairments:

      - Impairment charges for non-credit (e.g., severity) losses are no longer recognized;

      - The amortized cost basis of credit impaired securities will be written down through a charge to earnings to the present value of expected cash flows, rather than to fair value; and

      - For fixed maturity securities that are not deemed to be credit-impaired, the Company is no longer required to assert that it has the intent and ability to hold such securities to recovery to avoid an other-than-temporary impairment charge. Instead, an impairment charge through earnings is required only in situations where the Company has the intent to sell the fixed maturity security or it is more likely than not that the Company will be required to sell the security prior to recovery.

The following table presents the components of the change in the Company's shareholder's equity at April 1, 2009 due to the adoption of this accounting standard for other-than-temporary impairments:

                                                                        (Increase)
                                                                        Decrease to
                                                          (Increase)    Accumulated     Net Increase
                                                         Decrease to       Other       (Decrease) in
                                                         Accumulated   Comprehensive   Shareholder's
                                                           Deficit         Loss            Equity
                                                         -----------   -------------   -------------
                                                                        (In millions)
Net effect of the increase in amortized cost of
   available for sale fixed maturity securities           $     468     $     (468)     $       --
Net effect of DAC and deferred sales inducements               (125)           122              (3)
Net effect on deferred income tax asset/payable                  (7)           137             130
                                                          ---------     ----------      ----------
Net increase (decrease) in the Company's shareholder's
   equity                                                 $     336     $     (209)     $      127
                                                          =========     ==========      ==========

DETERMINING FAIR VALUE WHEN THE VOLUME AND LEVEL OF ACTIVITY FOR THE ASSET OR LIABILITY HAVE SIGNIFICANTLY DECREASED AND IDENTIFYING TRANSACTIONS THAT ARE NOT ORDERLY

In April 2009, the FASB issued an accounting standard that provides guidance for estimating fair value of assets and liabilities when the volume and level of activity for an asset or liability have significantly decreased and identifying circumstances that indicate a transaction is not orderly. This standard also requires extensive additional fair value disclosures. The adoption of the standard on April 1, 2009, did not have a material effect on the Company's financial condition, results of operations or cash flows.

MEASURING LIABILITIES AT FAIR VALUE

In August 2009, the FASB issued an accounting standard to clarify how the fair value measurement principles should be applied to measuring liabilities carried at fair value. This standard explains how to prioritize market inputs in measuring liabilities at fair value and what adjustments to market inputs are appropriate for debt obligations that are restricted from being transferred to another obligor. This standard was effective beginning October 1, 2009 for the Company. The adoption of this standard did not have a material effect on the Company's financial condition, results of operations or cash flows.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

3.14  ACCOUNTING CHANGES (CONTINUED)

ACCOUNTING FOR EMBEDDED CREDIT DERIVATIVES

In March 2010, the FASB issued an accounting standard that amends the accounting for embedded credit derivative features in structured securities that redistribute credit risk in the form of subordination of one financial instrument to another. The new standard clarifies how to determine whether embedded credit derivative features, including those in collateralized debt obligations ("CDOs"), credit-linked notes ("CLNs"), synthetic CDOs and CLNs and other synthetic securities (e.g., commercial and residential mortgage-backed securities issued by securitization entities that wrote credit derivatives), are considered to be embedded derivatives that should be analyzed for potential bifurcation and separate accounting or, alternatively, for fair value accounting in connection with the application of the fair value option to the entire hybrid instrument. The Company adopted the new standard on July 1, 2010 and recorded a reclassification of $3.0 million of synthetic securities from Bonds available for sale to Bond trading. Upon adoption, the Company accounts for its investments in synthetic securities otherwise requiring bifurcation at fair value, with changes in fair value recognized in earnings. The adoption of this new standard did not have a material effect on the Company's financial condition, results of operations or cash flows.

FUTURE APPLICATIONS OF ACCOUNTING STANDARDS

DISCLOSURES ABOUT THE CREDIT QUALITY OF FINANCING RECEIVABLES AND THE ALLOWANCE FOR CREDIT LOSSES

In July 2010, the FASB issued an accounting standard that requires enhanced disclosures related to the allowance for credit losses and the credit quality of a company's financing receivable portfolio. For nonpublic entities, the disclosures as of the end of a reporting period are effective for annual reporting periods ending on or after December 15, 2011. The disclosures about activity that occurs during a reporting period are effective for annual reporting periods beginning after December 15, 2010. In January 2011, the FASB deferred the disclosures required by this guidance related to troubled debt restructurings. The disclosures will be effective, and the Company will provide these disclosures, concurrent with the effective date of proposed guidance for determining what constitutes a troubled debt restructuring.

ACCOUNTING FOR COSTS ASSOCIATED WITH ACQUIRING OR RENEWING INSURANCE CONTRACTS

In October 2010, the FASB issued an accounting standard that amends the accounting for costs incurred by insurance companies that can be capitalized in connection with acquiring or renewing insurance contracts. The new standard clarifies how to determine whether the costs incurred in connection with the acquisition of new or renewal insurance contracts qualify as deferred acquisition costs. The new standard is effective for interim and annual periods beginning on January 1, 2012 with early adoption permitted. Prospective or retrospective application is permitted. The Company has not determined whether it will adopt this new standard prospectively or retrospectively. The accounting standard will result in a decrease in the amount of capitalized costs in connection with the acquisition or renewal of insurance contracts. The Company is currently assessing the effect of adoption of this new standard on its financial condition, results of operations and cash flows.

4.    FAIR VALUE MEASUREMENTS

4.1   FAIR VALUE MEASUREMENTS ON A RECURRING BASIS

The Company carries certain of its financial instruments at fair value. The Company defines the fair value of a financial instrument as the amount that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between willing, able and knowledgeable market participants at the measurement date.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

4.1   FAIR VALUE MEASUREMENTS ON A RECURRING BASIS (CONTINUED)

The degree of judgment used in measuring the fair value of financial instruments generally correlates with the level of observable valuation inputs. The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. Financial instruments with quoted prices in active markets generally have more pricing observability and less judgment is used in measuring fair value. Conversely, financial instruments for which no quoted prices are available have less observability and are measured at fair value using valuation models or other pricing techniques that require more judgment. Pricing observability is affected by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established, the characteristics specific to the transaction, liquidity and general market conditions.

FAIR VALUE HIERARCHY

Assets and liabilities recorded at fair value in the balance sheet are measured and classified in a hierarchy for disclosure purposes, consisting of three "levels" based on the observability of inputs available in the marketplace used to measure the fair values, as discussed below:

      - Level 1 - Fair value measurements that are quoted prices (unadjusted) in active markets that the Company has the ability to access for identical assets or liabilities. Market price data generally is obtained from exchange or dealer markets. The Company does not adjust the quoted price for such instruments.

      - Level 2 - Fair value measurements based on inputs other than quoted prices included in Level 1, that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

      - Level 3 - Fair value measurements based on valuation techniques that use significant inputs that are unobservable. Both observable and unobservable inputs may be used to determine the fair values of positions classified in Level 3. These measurements include circumstances in which there is little, if any, market activity for the asset or liability. Therefore, the Company must make certain assumptions as to the inputs a hypothetical market participant would use to value that asset or liability.

In certain cases, the inputs used to measure the fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is most significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment. In making the assessment, the Company considers factors specific to the asset or liability.

VALUATION METHODOLOGIES

The following is a description of the valuation methodologies used for instruments carried at fair value. These methodologies are applied to assets and liabilities across the levels noted above, and it is the observability of the inputs used that determines the appropriate level in the fair value hierarchy for the respective asset or liability.

Fair values for fixed maturity securities based on observable market prices for identical or similar instruments implicitly incorporate counterparty credit risk. Fair values for fixed maturity securities based on internal models incorporate counterparty credit risk by using discount rates that take into consideration cash issuance spreads for similar instruments or other observable information.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

4.1   FAIR VALUE MEASUREMENTS ON A RECURRING BASIS (CONTINUED)

The cost of credit protection is determined under a discounted present value approach considering the market levels for single name credit default swap ("CDS") spreads for each specific counterparty, the mid market value of the net exposure (reflecting the amount of protection required) and the weighted average life of the net exposure. CDS spreads are provided to the Company by an independent third party. The Company utilizes an interest rate based on the benchmark London Interbank Offered Rate ("LIBOR") curve to derive its discount rates.

While this approach does not explicitly consider all potential future behavior of the derivative transactions or potential future changes in valuation inputs, management believes this approach provides a reasonable estimate of the fair value of the assets and liabilities, including consideration of the impact of non-performance risk.

FIXED MATURITY SECURITIES - TRADING AND AVAILABLE FOR SALE

Whenever available, the Company obtains quoted prices in active markets for identical assets at the balance sheet date to measure fixed maturity securities at fair value in its available for sale and trading portfolios. Market price data is generally obtained from third party pricing vendors.

Management is responsible for the determination of the value of the investments carried at fair value and the supporting methodologies and assumptions. The Company employs independent third-party valuation service providers to gather, analyze, and interpret market information and derive fair values based upon relevant methodologies and assumptions for individual instruments. When the Company's valuation service providers are unable to obtain sufficient market observable information upon which to estimate the fair value for a particular security, fair value is determined either by requesting brokers who are knowledgeable about these securities to provide a quote, which is generally non-binding, or by employing widely accepted internal valuation models.

Valuation service providers typically obtain data about market transactions and other key valuation model inputs from multiple sources and, through the use of widely accepted valuation models, provide a single fair value measurement for individual securities for which a fair value has been requested under the terms of service agreements. The inputs used by the valuation service providers include, but are not limited to, market prices from recently completed transactions and transactions of comparable securities, benchmark yields, interest rate yield curves, credit spreads, currency rates, quoted prices for similar securities and other market observable information, as applicable. The valuation models take into account, among other things, market observable information as of the measurement date as well as the specific attributes of the security being valued, including its term, interest rate, credit rating, industry sector, and when applicable, collateral quality and other security or issuer-specific information. When market transactions or other market observable data is limited, the extent to which judgment is applied in determining fair value is greatly increased.

The Company has processes designed to ensure that the values received or internally estimated are accurately recorded, that the data inputs and the valuation techniques utilized are appropriate and consistently applied and that the assumptions are reasonable and consistent with the objective of determining fair value. The Company assesses the reasonableness of individual security values received from valuation service providers through various analytical techniques. In addition, the Company may validate the reasonableness of fair values by comparing information obtained from the Company's valuation service providers to other third-party valuation sources for selected securities. The Company also validates prices for selected securities obtained from brokers through reviews by members of management who have relevant expertise and who are independent of those charged with executing investing transactions.

The methodology above is relevant for all fixed maturity securities; following are discussions of certain procedures unique to specific classes of securities.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

4.1   FAIR VALUE MEASUREMENTS ON A RECURRING BASIS (CONTINUED)

FIXED MATURITY SECURITIES ISSUED BY GOVERNMENT ENTITIES

For most debt securities issued by government entities, the Company obtains fair value information from independent third-party valuation service providers, as quoted prices in active markets are generally only available for limited debt securities issued by government entities. The fair values received from these valuation service providers may be based on a market approach using matrix pricing, which considers a security's relationship to other securities for which a quoted price in an active market may be available, or alternatively based on an income approach, which uses valuation techniques to convert future cash flows to a single present value amount.

FIXED MATURITY SECURITIES ISSUED BY CORPORATE ENTITIES

For most debt securities issued by corporate entities, the Company obtains fair value information from third-party valuation service providers. For certain corporate debt securities, the Company obtains fair value information from brokers. For those corporate debt instruments (for example, private placements) that are not traded in active markets or that are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments generally are based on available market evidence. In the absence of such evidence, management's best estimate is used.

RMBS, CMBS AND CDOS

Third-party valuation service providers also provide fair value information for the majority of the Company's investments in RMBS, CMBS and CDOs. Where pricing is not available from valuation service providers, the Company obtains fair value information from brokers. Broker prices may be based on an income approach, which converts expected future cash flows to a single present value amount, with specific consideration of inputs relevant to structured securities, including ratings, collateral types, geographic concentrations, underlying loan vintages, loan delinquencies, and weighted average coupons and maturities. Broker prices may also be based on a market approach that considers recent transactions involving identical or similar securities. When the volume or level of market activity for an investment in RMBS, CMBS, CMBS and CDOs is limited, certain inputs used to determine fair value may not be observable in the market.

MAIDEN LANE II

The fixed maturity securities trading portfolio includes an interest in ML II. At inception, the Company's economic interest in ML II was valued at the transaction price of $31.7 million. Subsequently, the ML II interest is valued using a discounted cash flow methodology that uses the estimated future cash flows of the assets to which the ML II interest is entitled. The Company applies a model-determined market discount rate to its interest. This discount rate is calibrated to the change in the estimated asset values for the underlying assets commensurate with the Company's interest in the capital structure of the entity. Estimated cash flows and discount rates used in the valuation are validated, to the extent possible, using market observable information for securities with similar asset pools, structure and terms.

The fair value methodology used assumes the underlying collateral in the ML II interest will continue to be held and generate cash flows into the foreseeable future and does not assume a current liquidation of the assets underlying the ML II interest. Other methodologies employed or assumptions made in determining fair value for this investment could result in amounts that differ significantly from the amounts reported.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

4.1   FAIR VALUE MEASUREMENTS ON A RECURRING BASIS (CONTINUED)

As of December 31, 2010, the Company expected to receive cash flows (undiscounted) in excess of the Company's initial investment, and any accrued interest, in the ML II interest over the remaining life of the investment after repayment of the first priority obligations owed to the Federal Reserve Bank of New York ("New York Fed"). The Company's cash flow methodology considers the capital structure of the collateral securities and their expected credit losses from the underlying asset pools. The fair value of the ML II interest is most affected by changes in the discount rates and changes in the underlying estimated future collateral cash flow assumptions used in the valuation model.

The LIBOR interest rate curve changes are determined based on observable prices, interpolated or extrapolated to derive a LIBOR for a specific maturity term as necessary. The spreads over LIBOR for the ML II interest (including collateral-specific credit and liquidity spreads) can change as a result of changes in market expectations about the future performance of these investments as well as changes in the risk premium that market participants would demand at the time of the transactions.

Changes in estimated future cash flows would primarily be the result of changes in expectations for defaults, recoveries and prepayments on underlying loans.

Changes in the discount rate or the estimated future cash flows used in the valuation would alter the Company's estimate of the fair value of the ML II interests as shown in the table below:

                                                           Fair Value
                                                             Change
                                                         ---------------
                                                          (In millions)
Year ended December 31, 2010

Discount Rates:
    200 basis point increase                                $     (5)
    200 basis point decrease                                       5
    400 basis point increase                                      (8)
    400 basis point decrease                                      11
Estimated Future Cash Flows:
    10% increase                                                  10
    10% decrease                                                 (10)
    20% increase                                                  19
    20% decrease                                                 (21)

The Company believes that the ranges of discount rates used in these analyses are reasonable on the basis of implied spread volatilities of similar collateral securities and implied volatilities of LIBOR interest rates. The ranges of estimated future cash flows were determined on the basis of variability in estimated future cash flows implied by cumulative loss estimates for similar instruments. Because of these factors, the fair values of the ML II interests are likely to vary, perhaps materially, from the amount estimated.

DERIVATIVE ASSETS AND LIABILITIES

Derivative assets and liabilities can be exchange-traded or traded over-the-counter ("OTC"). The Company generally values exchange-traded derivatives using quoted prices in active markets for identical derivatives at the balance sheet date.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

4.1   FAIR VALUE MEASUREMENTS ON A RECURRING BASIS (CONTINUED)

OTC derivatives are valued using market transactions and other observable market evidence whenever possible, including market-based inputs to models, model calibration to market clearing transactions, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. When models are used, the selection of a particular model to value an OTC derivative depends on the contractual terms of, and specific risks inherent in the instrument, as well as the availability of pricing information in the market. The Company generally uses similar models to value similar instruments. Valuation models require a variety of inputs, including contractual terms, market prices and rates, yield curves, credit curves, measures of volatility, prepayment rates and correlations of such inputs. For OTC derivatives that trade in liquid markets, such as swaps and options, model inputs can generally be corroborated by observable market data, by correlation or other means, and model selection does not involve significant management judgment.

Certain OTC derivatives trade in less liquid markets with limited pricing information, and the determination of fair value for these derivatives is inherently more difficult. When the Company does not have corroborating market evidence to support significant model inputs and cannot verify the model to market transactions, the transaction price may provide the best estimate of fair value. Accordingly, when a pricing model is used to value such an instrument, the model is adjusted so the model value at inception equals the transaction price. Subsequent to the initial recognition, the Company updates valuation inputs only when corroborated by evidence such as similar market transactions, third party pricing services and/or broker or dealer quotations, or other empirical market data. When appropriate, valuations are adjusted for various factors such as liquidity, bid/offer spreads and credit considerations. Such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used.

SHORT-TERM INVESTMENTS

The carrying value of these assets approximates fair value because of the relatively short period of time between origination and expected realization.

SEPARATE ACCOUNT ASSETS

Separate account assets are composed primarily of registered and unregistered open-end mutual funds that generally trade daily and are measured at fair value in the manner discussed above for equity securities traded in active markets.

EMBEDDED DERIVATIVES INCLUDED IN POLICYHOLDER CONTRACT DEPOSITS

The fair value of embedded derivatives contained in certain contracts is measured based on actuarial and capital market assumptions related to projected cash flows over the expected lives of the contracts. These cash flow estimates primarily include benefits and related fees assessed, when applicable, and incorporate expectations about policyholder behavior. Estimates of future policyholder behavior are subjective and based primarily on the Company's historical experience.

Because of the dynamic and complex nature of the expected cash flows in the Company's variable annuity contracts, risk neutral valuations are used. Estimating the underlying cash flows for these products involves many estimates and judgments, including those regarding expected market rates of return, market volatility, correlations of market index returns to funds, fund performance, discount rates and policyholder behavior.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

4.1   FAIR VALUE MEASUREMENTS ON A RECURRING BASIS (CONTINUED)

The Company also incorporates its own risk of non-performance in the valuation of the embedded policy derivatives associated with variable annuity contracts. Historically, the expected cash flows were discounted using the interest rate swap curve ("swap curve"), which is commonly viewed as being consistent with the credit spreads for highly-rated financial institutions (S&P AA-rated or above). A swap curve shows the fixed-rate leg of a plain vanilla swap against the floating LIBOR leg of a related tenor. The swap curve was adjusted, as necessary, for anomalies between the swap curve and the treasury yield curve. During the fourth quarter of 2010, the Company revised the non-performance risk adjustment to reflect a market participant's view of the Company's claims-paying ability. As a result, in 2010 the Company incorporated an additional spread to the swap curve used to value embedded policy derivatives. Primarily as a result of this change, the fair value of the embedded derivative liabilities decreased by $13 million, which is partially offset by an increase of $6 million of DAC amortization.

4.2   ASSETS AND LIABILITIES MEASURED AT FAIR VALUE ON A RECURRING BASIS

The following table presents information about assets and liabilities measured at fair value on a recurring basis and indicates the level of the fair value measurement based on the levels of the inputs used:

                                                Level 1   Level 2   Level 3    Total
                                                -------   -------   -------   -------
                                                            (In millions)
December 31, 2010
Assets:
   Fixed maturity securities, available for
     sale:
     U.S. government securities and
       government sponsored entities            $    --   $     2   $    --   $     2
     Obligations of states, municipalities
       and political subdivisions                    --         1        --         1
     Foreign governments                             --        26        --        26
     Corporate debt                                  --     5,067        74     5,141
     Residential mortgage-backed securities          --       844       286     1,130
     Commercial mortgage-backed securities           --        83       202       285
     Collateralized debt obligations                 --       165       338       503
                                                -------   -------   -------   -------
   Total fixed maturity securities, available
     for sale                                        --     6,188       900     7,088
   Fixed maturity securities, trading                --        --        41        41
   Derivative assets                                  3        --        --         3
   Short-term investments (1)                       200     1,406        --     1,606
   Separate account assets                          680        --        --       680
                                                -------   -------   -------   -------
     Total                                      $   883   $ 7,594   $   941   $ 9,418
                                                =======   =======   =======   =======

Liabilities:
   Policyholder contract deposits (2)           $    --   $    --   $     9   $     9
                                                -------   -------   -------   -------
     Total                                      $    --   $    --   $     9   $     9
                                                =======   =======   =======   =======

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

4.2   ASSETS AND LIABILITIES MEASURED AT FAIR VALUE ON A RECURRING BASIS
      (CONTINUED)

                                                Level 1   Level 2   Level 3    Total
                                                -------   -------   -------   -------
                                                            (In millions)
December 31, 2009
Assets:
   Fixed maturity securities, available for
     sale:
     U.S. government securities and
       government sponsored entities            $    --   $     2   $    --   $     2
     Obligations of states, municipalities
       and political subdivisions                    --         6        --         6
     Foreign governments                             --         2        --         2
     Corporate debt                                  --     3,858       149     4,007
     Residential mortgage-backed securities          --     1,192       212     1,404
     Commercial mortgage-backed securities           --       146       141       287
     Collateralized debt obligations                 --       120       233       353
                                                -------   -------   -------   -------
   Total fixed maturity securities, available
     for sale                                        --     5,326       735     6,061
   Fixed maturity securities, trading                --        --        24        24
   Derivative assets                                  7        --        --         7
   Short-term investments (1)                       240     1,052        --     1,292
   Separate account assets                          632        --        --       632
                                                -------   -------   -------   -------
     Total                                      $   879   $ 6,378   $   759   $ 8,016
                                                =======   =======   =======   =======

Liabilities:
   Policyholder contract deposits (2)           $    --   $    --   $    25   $    25
                                                -------   -------   -------   -------
     Total                                      $    --   $    --   $    25   $    25
                                                =======   =======   =======   =======

(1) Amounts exclude short-term investments that are carried at cost, which approximate fair value of $238 million and $138 million at December 31, 2010 and 2009, respectively.

(2) Amount presented for policyholder contract deposits in the tables above differ from the amounts presented in the balance sheets as these tables only include the GMWB and GMAV embedded derivatives which are measured at estimated fair value on a recurring basis.

At December 31, 2010 and 2009, Level 3 assets were 8.8 percent and 8.2 percent of total assets and Level 3 liabilities were 0.1 percent and 0.3 percent of total liabilities, respectively.

TRANSFERS OF LEVEL 1 AND LEVEL 2 ASSETS AND LIABILITIES

The Company's policy is to record transfers of assets and liabilities between Level 1 and Level 2 at their fair values as of the end of each reporting period, consistent with the date of the determination of fair value. Assets are transferred out of Level 1 when they are no longer transacted with sufficient frequency and volume in an active market. Conversely, assets are transferred from Level 2 to Level 1 when transaction volume and frequency are indicative of an active market. The Company had no significant transfers between Level 1 and Level 2 during the year ended December 31, 2010.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

4.2   ASSETS AND LIABILITIES MEASURED AT FAIR VALUE ON A RECURRING BASIS
      (CONTINUED)

CHANGES IN LEVEL 3 RECURRING FAIR VALUE MEASUREMENTS

The following tables present changes during the years ended December 31, 2010 and 2009 in Level 3 assets and liabilities measured at fair value on a recurring basis, and the realized and unrealized gains (losses) recorded in the statements of income (loss) during the years ended December 31, 2010 and 2009 related to the Level 3 assets and liabilities that remained in the balance sheets at December 31, 2010 and 2009:

                                             Net
                                           Realized
                                             and                                                          Changes in
                                          Unrealized                                                      Unrealized
                                            Gains                     Purchases,                            Gains
                                           (Losses)                     Sales,                           (Losses) on
                                           Included    Accumulated    Issuances                          Instruments
                               Balance -      in          Other          and                  Balance -    Held at
                               Beginning   Earnings   Comprehensive  Settlements,     Net      End of      End of
                               of Period      (1)     Income (Loss)      Net       Transfers   Period      Period
                               ---------  ----------  -------------  ------------  ---------  ---------  -----------
December 31, 2010
Assets:

 Fixed maturity securities,
   available for sale:
    Corporate debt              $   149    $     1      $     2        $   (21)     $   (57)   $    74     $    --
    Residential
      mortgage-backed
      securities                    212        (32)          63            (26)          69        286          --
    Commercial
      mortgage-backed
      securities                    141        (30)          86            (63)          68        202          --

    Collateralized debt
      obligations                   233        (14)          27            101           (9)       338          --
                                -------    -------      -------        -------      -------    -------     -------

  Total fixed maturity
    securities, available for
    sale                            735        (75)         178             (9)          71        900          --

  Fixed maturity securities,
    trading                          24         15           --              2           --         41          --
                                -------    -------      -------        -------      -------    -------     -------
Total                           $   759    $   (60)     $   178        $    (7)     $    71    $   941     $    --
                                =======    =======      =======        =======      =======    =======     =======

Liabilities:

  Policyholder contract
    deposits                    $    25    $   (16)     $    --        $    --      $    --    $     9     $    --
                                =======    =======      =======        =======      =======    =======     =======

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

4.2   ASSETS AND LIABILITIES MEASURED AT FAIR VALUE ON A RECURRING BASIS
      (CONTINUED)

                                             Net
                                           Realized                                                              Changes
                                             and                                                                   in
                                          Unrealized                                                           Unrealized
                                            Gains                        Purchases,                               Gains
                                           (Losses)                        Sales,                              (Losses) on
                             Balance -    Included      Accumulated      Issuances                             Instruments
                             Beginning       in            Other            and                    Balance -     Held at
                                of        Earnings     Comprehensive    Settlements,                End of         End
                              Period         (1)        Income (Loss)        Net       Transfers    Period      of Period
                             ---------    ----------   --------------   ------------   ---------   ---------   -----------
December 31, 2009
Assets:
 Fixed maturity
    securities,
    available for sale:
    Obligations of
      states,
      municipalities
      and political
      subdivisions           $      25     $     --       $     --        $    (25)    $     --           --    $     --
    Corporate debt                 145           (4)            45              29          (66)         149          --
    Residential
      mortgage-backed
      securities                   152          (50)            36              68            6          212          --
    Commercial
      mortgage-backed
      securities                    40          (17)            19              22           77          141          --
    Collateralized
      debt obligations             145            2             38              35           13          233          --
                             ---------     --------       --------        --------     --------     --------    --------
  Total fixed maturity
    securities,
    available for sale             507          (69)           138             129           30          735          --
  Fixed maturity
    securities, trading             25           (2)             1              --           --           24          --
                             ---------     --------       --------        --------     --------     --------    --------
Total                        $     532     $    (71)      $    139        $    129     $     30     $    759    $     --
                             =========     ========       ========        ========     ========     ========    ========

Liabilities:
  Policyholder
    contract deposits        $      92     $    (67)      $     --        $     --     $     --     $     25    $     --
                             =========     ========       ========        ========     ========     ========    ========

(1) Net realized and unrealized gains (losses) related to the Level 3 items shown above are reported in net realized investment loss in the statements of income (loss), except for fixed maturity securities, trading which are reported in net investment income in the statements of income (loss).

Both observable and unobservable inputs may be used to determine the fair values of positions classified in Level 3 in the tables above. As a result, the unrealized gains (losses) on instruments held at December 31, 2010 and 2009 may include changes in fair value that were attributable to both observable (e.g., changes in market interest rates) and unobservable (e.g., changes in unobservable long-dated volatilities) inputs.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

4.2   ASSETS AND LIABILITIES MEASURED AT FAIR VALUE ON A RECURRING BASIS
      (CONTINUED)

Changes in the fair value of separate account assets are completely offset in the statements of income (loss) and comprehensive income (loss) by changes in separate account liabilities, which are not carried at fair value and therefore not included in the tables above.

TRANSFERS OF LEVEL 3 ASSETS

The Company's policy is to transfer assets and liabilities into Level 3 when a significant input cannot be corroborated with market observable data. This may include circumstances in which market activity has dramatically decreased and transparency to underlying inputs cannot be observed, current prices are not available, and substantial price variances in quotations among market participants exist.

The following table provides the components of the transfers of Level 3 assets on a gross basis:

                                                                    Gross          Gross            Net
                                                                  Transfers      Transfers       Transfers
                                                                      in           (out)         in (out)
                                                                  ---------      ---------       ---------
                                                                               (In millions)
December 31, 2010

Assets:
    Corporate debt                                                $      45      $    (102)      $     (57)
    Residential mortgage-backed securities                              110            (41)             69
    Commercial mortgage-backed securities                                71             (3)             68
    Collateralized debt obligations                                      48            (57)             (9)
                                                                  ---------      ---------       ---------
Total assets                                                      $     274      $    (203)      $      71
                                                                  =========      =========       =========

During the year ended December 31, 2010, the Company transferred into Level 3 approximately $274 million of assets consisting of certain RMBS, CMBS, CDOs and private placement corporate debt. The transfers into Level 3 related to investments in RMBS, CMBS and CDOs were due to a decrease in market transparency, downward credit migration and an overall increase in price disparity for certain individual security types. Transfers into Level 3 for private placement corporate debt were primarily the result of the Company overriding third party matrix pricing information downward to better reflect the additional risk premium associated with those securities that the Company believes was not captured in the matrix

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

4.2   ASSETS AND LIABILITIES MEASURED AT FAIR VALUE ON A RECURRING BASIS
      (CONTINUED)

Assets are transferred out of Level 3 when circumstances change such that significant inputs can be corroborated with market observable data. This may be due to a significant increase in market activity for the asset, a specific event, one or more significant input(s) becoming observable, or when a long-term interest rate significant to a valuation becomes short-term and thus observable. During the year ended December 31, 2010, the Company transferred approximately $203 million of assets out of Level 3. These transfers out of Level 3 are related to investments in private placement corporate debt, RMBS, CMBS and CDOs. Transfers out of Level 3 for private placement corporate debt were primarily the result of the Company using observable pricing information or a third party pricing quote that appropriately reflects the fair value of those securities, without the need for adjustment based on the Company's own assumptions regarding the characteristics of a specific security or the current liquidity in the market. Transfers out of Level 3 for CDO investments backed by corporate credits were primarily the result of the Company using observable pricing information or a third party pricing quote that appropriately reflects the fair value of those securities, without the need for adjustment based on the Company's own assumptions regarding the characteristics of a specific security or the current liquidity in the market. Transfers out of Level 3 for the remaining CDO investments were primarily due to increased observations of market transactions and price information for those securities. Transfers out of Level 3 for RMBS and CMBS were primarily due to increased usage of pricing from valuation service providers that were reflective of market activity, where previously an internally adjusted price had been used.

4.3   FAIR VALUE MEASUREMENTS ON A NON-RECURRING BASIS

The Company also measures the fair value of certain assets on a non-recurring basis, generally quarterly, annually, or when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. These assets include mortgage and other loans. The Company uses a variety of techniques to measure the fair value of these assets when appropriate, as described below.

MORTGAGE AND OTHER LOANS

When the Company determines that the carrying value of these assets may not be recoverable, the Company records the assets at fair value with the loss recognized in earnings. In such cases, the Company measures the fair value of these assets using the techniques discussed below for mortgage and other loans.

FAIR VALUE OPTION - FIXED MATURITY SECURITIES, TRADING

The Company may elect to measure at fair value financial instruments and certain other assets and liabilities that are not otherwise required to be measured at fair value. Subsequent changes in fair value for designated items are reported in earnings.

The Company has elected fair value accounting for its economic interest in ML
II. The Company recorded a gain of $16.5 million and losses of $0.8 million and $6.8 million in the years ended December 31, 2010, 2009 and 2008, respectively, to reflect the change in the fair value of ML II, which were reported as a component of net investment income in the statements of income (loss).

4.4   FAIR VALUE INFORMATION ABOUT FINANCIAL INSTRUMENTS NOT MEASURED AT FAIR
      VALUE

Information regarding the estimation of fair value for financial instruments not carried at fair value (excluding insurance contracts and lease contracts) is discussed below.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

4.4 FAIR VALUE INFORMATION ABOUT FINANCIAL INSTRUMENTS NOT MEASURED AT FAIR VALUE (CONTINUED)

MORTGAGE AND OTHER LOANS RECEIVABLE

Fair values of mortgage loans were estimated for disclosure purposes using discounted cash flow calculations based upon discount rates the Company believes market participants would use in determining the price that they would pay for such assets. For certain loans, the Company's current incremental lending rates for similar type loans is used as the discount rate, as it is believed that this rate approximates the rate that market participants would use. Fair values of collateral, commercial and guaranteed loans were estimated principally by using independent pricing services, broker quotes and other independent information. The fair values of the policy loans were not estimated as the Company believes it would have to expend excessive costs for the benefits derived.

SHORT-TERM INVESTMENTS

The carrying value of these assets approximates fair value because of the relatively short period of time between origination and expected realization.

POLICYHOLDER CONTRACT DEPOSITS ASSOCIATED WITH INVESTMENT-TYPE CONTRACTS

Fair value for policyholder contract deposits associated with investment-type contracts (those without significant mortality risk) not accounted for at fair value were estimated for disclosure purposes using discounted cash flow calculations based upon interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued. Where no similar contracts are being offered, the discount rate is the appropriate tenor swap rates (if available) or current risk-free interest rates consistent with the currency in which cash flows are denominated.

The following table presents the carrying value and estimated fair value of the Company's financial instruments:

                                                    2010                  2009
                                            -------------------   -------------------
                                            Carrying     Fair     Carrying     Fair
                                              Value      Value      Value      Value
                                            --------   --------   --------   --------
                                                            (In millions)
ASSETS:
     Fixed maturity securities, available
       for sale                             $  7,088   $  7,088   $  6,061      6,061
     Fixed maturity securities, trading           41         41         24         24
     Mortgage and other loans receivable         459        497        476        471
     Policy loans                                 16         16         20         20
     Derivative assets                             3          3          7          7
     Short-term investments                    1,844      1,844      1,430      1,430
     Accrued investment income                    72         72         58         58
     Separate account assets                     680        680        632        632

LIABILITIES:
     Policyholder contract deposits (1)     $  8,629   $  8,334   $  7,597      7,430

(1) Net embedded derivatives within liability host contracts are presented within policyholder contract deposits.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

5.    INVESTMENTS

5.1   FIXED MATURITY SECURITIES, AVAILABLE FOR SALE

The cost or amortized cost, gross unrealized gains and losses and estimated fair value of fixed maturity securities available for sale by major category follow:

                                                                                               Other-Than-
                                           Cost or        Gross       Gross                     Temporary
                                          Amortized    Unrealized   Unrealized       Fair      Impairments
                                             Cost         Gains       Losses         Value       in AOCI
                                          ---------    ----------   ----------    ----------   -----------
                                                                  (In millions)
December 31, 2010
U.S. government securities and
  government sponsored entities           $       2    $       --   $       --    $        2   $        --
Obligations of states, municipalities
  and political subdivisions                      1            --           --             1            --
Foreign governments                              25             1           --            26            --
Corporate debt                                4,856           329          (44)        5,141             1
Residential mortgage-backed securities        1,173            51          (94)        1,130           (22)
Commercial mortgage-backed securities           324             3          (42)          285            --
Collateralized debt obligations                 486            22           (5)          503            12
                                          ---------    ----------   ----------    ----------   -----------
  Total                                   $   6,867    $      406   $     (185)   $    7,088   $        (9)
                                          =========    ==========   ==========    ==========   ===========

                                                                                               Other-Than-
                                           Cost or       Gross        Gross                     Temporary
                                          Amortized    Unrealized   Unrealized       Fair      Impairments
                                            Cost         Gains        Losses         Value       in AOCI
                                          ---------    ----------   ----------    ----------   -----------
                                                                  (In millions)
December 31, 2009
U.S. government securities and
  government sponsored entities           $       2    $       --   $       --    $        2   $        --
Obligations of states, municipalities
  and political subdivisions                      6            --           --             6            --
Foreign governments                               2            --           --             2            --
Corporate debt                                3,859           210          (62)        4,007             2
Residential mortgage-backed securities        1,574            45         (215)        1,404           (50)
Commercial mortgage-backed securities           425             3         (141)          287           (10)
Collateralized debt obligations                 346            23          (16)          353            13
                                          ---------    ----------   ----------    ----------   -----------
  Total                                   $   6,214    $      281   $     (434)   $    6,061   $       (45)
                                          =========    ==========   ==========    ==========   ===========

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

5.1   FIXED MATURITY SECURITIES, AVAILABLE FOR SALE (CONTINUED)

The following tables summarize the Company's gross unrealized losses and estimated fair values on the Company's available for sale securities, aggregated by major investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2010 and 2009:

                              Less than 12 Months        12 Months or More               Total
                            -----------------------   -----------------------   -----------------------
                                         Unrealized                Unrealized                Unrealized
December 31, 2010           Fair Value      Loss      Fair Value      Loss      Fair Value      Loss
-------------------------   ----------   ----------   ----------   ----------   ----------   ----------
                                                           (In millions)
Obligations of states,
   municipalities and
   political subdivisions   $        1   $       --   $       --   $       --   $        1   $       --
Corporate debt                     590           18          337           26          927           44
Residential
   mortgage-backed
   securities                       88            2          349           92          437           94
Commercial
   mortgage-backed
   securities                       38            3          182           39          220           42
Collateralized debt
   obligations                     118            2           32            3          150            5
                            ----------   ----------   ----------   ----------   ----------   ----------
Total                       $      835   $       25   $      900   $      160   $    1,735   $      185
                            ==========   ==========   ==========   ==========   ==========   ==========

                              Less than 12 Months        12 Months or More               Total
                            -----------------------   -----------------------   -----------------------
                                         Unrealized                Unrealized                Unrealized
December 31, 2009           Fair Value      Loss      Fair Value      Loss      Fair Value      Loss
-------------------------   ----------   ----------   ----------   ----------   ----------   ----------
                                                           (In millions)
Obligations of states,
   municipalities and
   political subdivisions   $        1   $       --   $       --   $       --   $        1   $       --
Corporate debt                   1,088           27          335           35        1,423           62
Residential
   mortgage-backed
   securities                      272          120          326           95          598          215
Commercial
   mortgage-backed
   securities                      214          139           16            2          230          141
Collateralized debt
   obligations                      38           12           59            4           97           16
                            ----------   ----------   ----------   ----------   ----------   ----------
Total                       $    1,613   $      298   $      736   $      136   $    2,349   $      434
                            ==========   ==========   ==========   ==========   ==========   ==========

As of December 31, 2010, the Company held 320 individual fixed maturity securities that were in an unrealized loss position, of which 176 individual securities were in a continuous unrealized loss position for longer than twelve months.

The Company did not recognize in earnings the unrealized losses on these fixed maturity securities at December 31, 2010 because management neither intends to sell the securities nor does it believe that it is more likely than not that it will be required to sell these securities before recovery of their amortized cost basis. Furthermore, management expects to recover the entire amortized cost basis of these securities. In performing this evaluation, management considered the recovery periods for securities in previous periods of broad market declines. For fixed maturity securities with significant declines, management performed fundamental credit analysis on a security-by-security basis, which included consideration of credit enhancements, expected defaults on underlying collateral, review of relevant industry analyst reports and forecasts and other market available data.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

5.1   FIXED MATURITY SECURITIES, AVAILABLE FOR SALE (CONTINUED)

The amortized cost and estimated fair value of fixed maturity securities available for sale by contractual maturity as of December 31, 2010 were as follows:

                                                                   Cost or Amortized
                                                                          Cost            Fair Value
                                                                   -----------------      ----------
                                                                                (In millions)
Due in one year or less                                              $          99        $      103
Due after one year through five years                                        1,511             1,587
Due after five years through ten years                                       3,014             3,194
Due after ten years                                                            260               286
Mortgage-backed, asset-backed and collateralized securities                  1,983             1,918
                                                                     -------------        ----------
  Total fixed maturity securities, available for sale                $       6,867        $    7,088
                                                                     =============        ==========

Actual maturities may differ from contractual maturities, since borrowers may have the right to call or prepay obligations. In addition, corporate requirements and investment strategies may result in the sale of investments before maturity.

At December 31, 2010, the Company's investments included five investments in a single entity that exceeded 10% of the Company's shareholder's equity. The investments included one short-term money market pool and four U.S. Treasury Bills. At December 31, 2009, the Company's investments included four investments in a single entity that exceeded 10% of the Company's shareholder's equity. These investments included a short-term money market pool, a U.S. government bond, a money market investment and an ABS.

At December 31, 2010, $0.6 million of fixed maturity securities, at amortized cost, were on deposit with regulatory authorities in accordance with statutory requirements.

At December 31, 2010, fixed maturity securities included $399 million of securities not rated investment grade.

At December 31, 2010, the carrying value, which approximates its estimated fair value, of all investments in default as to the payment of principal or interest totaled $15 million.

5.2   FIXED MATURITY SECURITIES, TRADING

On December 12, 2008, the Company and certain other wholly owned U.S. life insurance company subsidiaries of American International Group sold to ML II all of their undivided interests in a pool of $39.3 billion face amount of RMBS. In exchange for the RMBS, the life insurance companies received an initial purchase price of $19.8 billion plus the right to receive deferred contingent portions of the total purchase price of $1.0 billion plus a participation in the residual, each of which is subordinated to the repayment of a loan from the New York Fed to ML II.

Neither American International Group nor the Company have any control rights over ML II. The Company has determined that ML II is a variable interest entity ("VIE") and the Company is not the primary beneficiary. The transfer of RMBS to ML II has been accounted for as a sale. The Company has elected to account for its economic interest in ML II (including the rights to the deferred contingent purchase price) at fair value. This interest is reported in fixed maturity securities, trading, with changes in fair value reported as a component of net investment income. See Note 4 herein for further discussion of the Company's fair value methodology and the valuation of ML II.

A net unrealized gain of $16.5 million in the year ended December 31, 2010 and net unrealized losses of $0.8 million and $6.8 million in the years ended December 31, 2009 and 2008, respectively, were included in the statements of income (loss) from fixed maturity securities classified as trading securities. See Note 7 herein for additional information regarding the Securities Lending Program and the sale of the RMBS to ML II.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

5.3   MORTGAGE AND OTHER LOANS RECEIVABLE

At December 31, 2010, the mortgage and other loans receivable balance was comprised of direct commercial mortgage loans of $484.5 million, other loans of $0.8 million and an offsetting valuation allowance of $25.9 million. At December 31, 2009, the mortgage and other loans receivable balance was comprised of direct commercial mortgage loans of $479.6 million, other loans of $4.9 million and an offsetting valuation allowance of $8.1 million.

At December 31, 2010 and 2009, the direct commercial mortgage loan portfolio was comprised of only U.S. loans. Over 97 percent and 100 percent of the commercial mortgages were current as to payments of principal and interest at December 31, 2010 and 2009, respectively.

                     Number                                                                                    Percent
                       of                                                         Multi-   Mobile                of
      State          Loans    Amount *   Office   Retail   Industrial    Hotel    Family    Homes     Other     Total
------------------   ------   --------   ------   ------   ----------   -------   ------   ------    -------   -------
                                                         (Dollars in millions)
December 31, 2010
  California             12   $    127   $   78   $   --   $       19   $    20   $    9   $    1    $    --     26.19
  Florida                 9         50       --       19           16        --       --        9          6     10.31
  New Jersey              5         44       11        9           --        --       17        7         --      9.07
  Texas                   7         39        4       10           24        --       --        1         --      8.04
  New York                4         36       15        3           --        --       18       --         --      7.42
  All other states       46        189       55       35           40        --       23       26         10     38.97
                     ------   --------   ------   ------   ----------   -------   ------   ------    -------   -------
  Total                  83   $    485   $  163   $   76   $       99   $    20   $   67   $   44    $    16    100.00
                     ======   ========   ======   ======   ==========   =======   ======   ======    =======   =======

                      Number                                                                        Percent
                        of                                               Multi-   Mobile              of
      State           Loans    Amount *   Office   Retail   Industrial   Family    Homes   Other     Total
-------------------   ------   --------   ------   ------   ----------   ------   ------   -----    -------
                                                    (Dollars in millions)
December 31, 2009
   California             11   $    109   $   80   $   --   $       19   $    9        1   $  --      22.71
   Florida                 9         51       --       20           16       --        9       6      10.63
   New Jersey              5         44       11        9           --       17        7      --       9.17
   Texas                   7         40        4       10           25       --        1      --       8.33
   New York                4         36       15        3           --       18       --      --       7.50
   All other states       50        200       59       39           41       24       27      10      41.66
                      ------   --------   ------   ------   ----------   ------   ------   -----    -------
   Total                  86   $    480   $  169   $   81   $      101   $   68   $   45   $  16     100.00
                      ======   ========   ======   ======   ==========   ======   ======   =====    =======

*     Excludes portfolio valuation allowance and other loans receivable

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

5.3  MORTGAGE AND OTHER LOANS RECEIVABLE (CONTINUED)

The following table presents a rollforward of the changes in the allowance for mortgage loans and other loans receivable:

                                            2010             2009
                                       -------------    -------------
                                                (In millions)
Allowance, beginning of year           $           8    $          --
  Loans charged off                               (1)              --
  Provisions for loan losses                      19                8
                                       -------------    -------------
Allowance, end of year                 $          26    $           8
                                       =============    =============

The Company did not have any mortgage and other loans receivable valuation allowance activity during the year ended December 31, 2008.

The Company did not impair any mortgage and other loans receivable during the years ended December 31, 2010 and 2009.

5.4  INVESTMENT INCOME

Investment income by type of investment was as follows for the years ended December 31:

                                       2010      2009      2008
                                     --------  --------  --------
                                             (In millions)
Fixed maturity securities            $    437  $    322  $    269
Mortgage and other loans receivable        28        29        29
Policy loans                                2         2         2
Short-term investments                      3         4        29
                                     --------  --------  --------
  Total investment income                 470       357       329
Less: investment expenses                  (6)       (4)       (3)
                                     --------  --------  --------
  Net investment income              $    464  $    353  $    326
                                     ========  ========  ========

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

5.5  NET REALIZED INVESTMENT GAIN (LOSS)

Realized gains (losses) by type of investment were as follows for the years ended December 31:

                                                            2010      2009      2008
                                                          --------  --------  --------
                                                                 (In millions)
Sales of fixed maturities:
  Gross gains                                             $     17  $     28  $    332
  Gross losses                                                  (3)       (2)     (419)
Derivative assets and liabilities:
  Gross gains                                                   30        15        52
  Gross losses                                                 (32)      (59)       (6)
Embedded Derivatives                                            15        67       (89)
Securities lending collateral, including
  other-than-temporary impairments                              14        (2)     (140)
Other-than-temporary impairments:
  Total other-than-temporary impairments on available
    for sale securities                                        (63)     (181)   (1,292)
  Portion of other-than-temporary impairments on
    available for sale fixed maturity securities
    recognized in accumulated other comprehensive
    income (loss)                                              (20)       18        --
                                                          --------  --------  --------

Net other-than-temporary impairments on available for
  sale securities recognized in net income (loss)              (83)     (163)   (1,292)
Other-than-temporary impairments on all other
  investments                                                  (17)       (8)       --
                                                          --------  --------  --------
Net realized investment loss                              $    (59) $   (124) $ (1,562)
                                                          ========  ========  ========

The following table presents a rollforward of the credit impairments recognized in earnings for available for sale fixed maturity securities held by the
Company:

                                                                 Twelve Months Ended   Nine Months Ended
                                                                  December 31, 2010    December 31, 2009
                                                                 -------------------  -------------------
                                                                               (In millions)
Balance, beginning of period                                     $              (341)                (307)
  Increases due to:
     Credit impairments on new securities subject to
       impairment losses                                                         (22)                  (2)
     Additional credit impairments on previously impaired
       securities                                                                (61)                 (67)
  Reductions due to:
     Credit impaired securities fully disposed for which
       there was no prior intent or requirement to sell                           48                   29
     Accretion on securities previously impaired due to credit                     6                    6
     Other                                                                        25                   --
                                                                 -------------------  -------------------
     Balance, end of year                                        $              (345)                (341)
                                                                 ===================  ===================

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

6.   DERIVATIVE FINANCIAL INSTRUMENTS

The Company maintains an overall risk management strategy that incorporates the use of derivative instruments to minimize significant unplanned fluctuations in earnings that are caused by interest rate risk and equity market risk. See Notes 3 and 4 for further discussion on derivative financial instruments.

The following table presents the notional amount and gross fair value of derivative financial instruments, by their underlying risk exposure, excluding embedded derivatives, held at:

                                                        Derivative Assets        Derivative Liabilities
                                                   --------------------------  --------------------------
                                                     Notional     Fair value     Notional     Fair value
                                                    Amount (1)        (2)       Amount (1)       (2)
                                                   ------------  ------------  ------------  ------------
                                                                       (In millions)
December 31, 2010
Derivatives not designated as hedging
  instruments:
  Interest rate contracts                          $         49  $          1  $         --  $         --
  Equity contracts                                           94             2            --            --
  Other contracts                                            --            --           428             9
                                                   ------------  ------------  ------------  ------------
Total derivative not designated as hedging
  instruments                                      $        143             3  $        428             9
                                                   ============                ============
Less: Bifurcated embedded derivatives (3)                                  --                          (9)
                                                                 ------------                ------------
Total derivatives on balance sheets                              $          3                $         --
                                                                 ============                ============

                                                        Derivative Assets        Derivative Liabilities
                                                   --------------------------  --------------------------
                                                     Notional     Fair value     Notional     Fair value
                                                    Amount (1)       (2)        Amount (1)        (2)
                                                   ------------  ------------  ------------  ------------
                                                                       (In millions)
December 31, 2009
Derivatives not designated as hedging
  instruments:
  Interest rate contracts                          $         21  $          1  $         --  $         --
  Equity contracts                                          121             6            --            --
  Other contracts                                            --            --           392            25
                                                   ------------  ------------  ------------  ------------
Total derivatives not designated as hedging
  instruments                                      $        142             7           392            25
                                                   ============                ============
Less: Bifurcated embedded derivatives (3)                                  --                         (25)
                                                                 ------------                ------------
Total derivatives on balance sheets                              $          7                $         --
                                                                 ============                ============

(1) Notional or contractual amounts of derivative financial instruments represent a standard of measurement of the volume of derivatives. Notional amount is not a quantification of market risk or credit risk and is not recorded on the balance sheets. Notional amounts generally represent the amounts used to calculate contractual cash flows to be exchanged and are only paid or received for certain contracts, such as currency swaps.

(2) See Note 4 for additional information regarding the Company's fair value measurement of derivative instruments.

(3) Embedded derivatives related to living benefits are recorded within policyholder contract deposits in the Company's balance sheets.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

6.   DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

The Company has taken positions in certain derivative financial instruments in order to mitigate the impact of changes in interest rates or equity markets on cash flows or certain policyholder liabilities. Financial instruments used by the Company for such purposes include index options (long and short positions) and futures contracts (short positions on U.S. treasury notes and U.S. long bonds). All derivative instruments are recognized in the financial statements. The Company has determined that its derivative financial instruments do not qualify for hedge accounting and as a result, all of the Company's derivatives are accounted for at fair value and the changes in fair value are recorded as unrealized gains or losses.

Index options are contracts that grant the purchaser, for a premium payment, the right, but not the obligation, either to purchase or sell a financial instrument at a specified price within a specified period of time. The Company has purchased cash settled put and call options on the S&P 500 index to offset the risk of certain guarantees of annuity policy values.

Futures contracts are agreements between two parties that commit one party to purchase and the other to sell a particular commodity or financial instrument at a price determined on the final settlement day of the contract. Futures contracts detail the quality and quantity of the underlying asset; they are standardized to facilitate trading on a futures exchange. Some futures contracts may call for physical delivery of the asset, while others are settled in cash. The Company uses futures contracts on U.S. treasury notes, U.S. treasury bonds to offset the risk of certain guarantees on annuity policy values.

The Company recorded the following change in value of its derivative financial instruments, including periodic net coupon settlements, change in value of its embedded derivatives and gains and losses on sales of derivatives, in net realized investment loss in the statements of income (loss):

                                                      2010      2009
                                                    --------  --------
                                                       (In millions)
Derivatives not designated as hedging instruments:
  Interest rate contracts                           $     --  $     (9)
  Equity contracts                                        (2)      (35)
                                                    --------  --------
Total derivatives not designated as hedging               (2)      (44)
  instruments
Embedded derivatives                                      15        67
                                                    --------  --------
Total derivative instruments                         $    13  $     23
                                                    ========  ========

The Company issues certain variable annuity products which contain guaranteed provisions that are considered embedded derivatives. The fair value of these embedded derivatives is reflected in policyholder contract deposits on the balance sheet. The changes in fair value of the embedded derivatives are reported in net realized investment losses in the statement of income (loss).

The Company is exposed to potential credit-related losses in the event of nonperformance by counterparties to financial instruments. The credit exposure of the Company's derivative financial instruments is limited to the fair value of contracts that are favorable to the Company at the reporting date.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

7.   SECURITIES LENDING PROGRAM

SECURITIES LENDING

The Company and certain other wholly owned U.S. insurance company subsidiaries of American International Group historically participated in American International Group's U.S. securities lending program (the "Securities Lending Program"), which was managed by an affiliated agent, AIG Securities Lending Corp. (the "Agent") and an affiliated investment advisor for the benefit of the domestic insurance company participants (collectively, "the Participants").

During the fourth quarter of 2008, in connection with certain securities lending transactions, the Company met the requirements for sale accounting because collateral received from the counterparties was insufficient to fund substantially all of the cost of purchasing replacement assets. Accordingly, the Company accounted for such lending transactions as sales combined with forward purchase commitments, rather than secured borrowings.

On December 12, 2008, the Securities Lending Program was terminated, following the sale of long-term investments held by the Agent in the Securities Lending Program's collateral account and the settlement of all outstanding securities lending transactions. Prior to the termination of the Securities Lending Program, the Participants recognized realized capital losses on other-than-temporary impairments and sales of the long-term investments. American International Group made capital contributions to the Participants, which were funded directly to the Securities Lending Program's collateral account, and which largely offset the obligations of the Participants to contribute to the collateral account their pro rata share of any investment losses incurred.

The Company recorded the following amounts in 2008 related to the Securities Lending Program:

                                                                  (In millions)
                                                                  -------------
Realized losses on securities lending collateral:
  Net realized losses on RMBS sold to ML II                       $         (69)
  Net realized losses on all other asset sales                              (70)
  Realized losses due to other-than-temporary declines in value            (514)
                                                                  -------------
     Total                                                        $        (653)
                                                                  =============
Net realized losses related to lent securities with insufficient collateral:
  Deemed sales of lent securities                                 $         (26)
  Forward purchase commitments                                              (35)
                                                                  -------------
     Total                                                        $         (61)
                                                                  =============

On September 19, 2008, a proceeding was commenced pursuant to the provisions of the Securities Investor Protection Act of 1970 ("SIPA") with respect to Lehman Brothers Inc. ("Lehman") and a trustee was appointed to administer the Lehman estate. On that date, securities owned by the Company and certain other Participants (collectively, the "Affected Participants") were on loan to Lehman under a master securities lending agreement (the "MSLA"). The commencement of this SIPA proceeding constituted an event of default under the MSLA, and the lent securities were not returned by Lehman. The Affected Participants reported the lent securities that were not returned by Lehman as sales. As a result of the default, the Affected Participants exercised their remedies under the MSLA to apply collateral held against the amounts owed by Lehman. The remaining collateral held with respect to securities loaned to Lehman was distributed in cash to the Affected Participants on December 30, 2008 and was reflected in other liabilities at December 31, 2009 and 2008. In 2010, a settlement with the Lehman estate was reached, and the settlement was funded on September 10, 2010. The Company recognized a realized gain in 2010 of $14 million as an adjustment to the estimated losses previously recorded on the sale treatment of the lent securities.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

7.   SECURITIES LENDING PROGRAM (CONTINUED)

MAIDEN LANE II

On December 12, 2008, in conjunction with the termination of the Securities Lending Program, American International Group, the Participants and the Agent entered into an Asset Purchase Agreement (the "Asset Purchase Agreement") with ML II, a Delaware limited liability company whose sole member is the New York Fed. Pursuant to the Asset Purchase Agreement, the Participants sold to ML II all of their undivided interests in a pool of $39.3 billion par amount of RMBS held in the Securities Lending Program's collateral account. In exchange for the RMBS, the Participants received an initial purchase price of $19.8 billion plus the right to receive deferred contingent portions of the total purchase price, as described below. The total purchase price was based on the fair value of the RMBS as of October 31, 2008, and the Participants recognized a realized loss of $2.2 billion on the transaction. The amount of the initial payment and the deferred contingent portions of the total purchase price were allocated among the Participants based on their respective ownership interests in the pool of RMBS as of September 30, 2008.

Pursuant to a credit agreement, the New York Fed, as senior lender, made a loan to ML II ("the ML II Senior Loan") in the aggregate amount of $19.5 billion (such amount being the cash purchase price of the RMBS payable by ML II on the closing date after certain adjustments, including payments on RMBS for the period between the transaction settlement date of October 31, 2008 and the closing date of December 12, 2008). The ML II Senior Loan is secured by a first priority security interest in the RMBS and all property of ML II, bears interest at a rate per annum equal to one-month LIBOR plus 1.0 percent and has a stated six-year term, subject to extension by the New York Fed at its sole discretion. After the Senior Loan has been repaid in full, to the extent there are sufficient net cash proceeds from the RMBS, the Participants will be entitled to receive from ML II a portion of the deferred contingent purchase price in the amount of up to $1.0 billion plus interest that accrues from the closing date and is capitalized monthly at the rate of one-month LIBOR plus 3.0 percent. Upon payment in full of the ML II Senior Loan and the accrued distributions on the Participants' fixed portion of the deferred contingent purchase price, all remaining amounts received by ML II will be paid five-sixths to the New York Fed as contingent interest and one-sixth to the Participants as remaining deferred contingent purchase price. The New York Fed will have sole control over ML II and the sales of the RMBS by ML II so long as the New York Fed has any interest in the Senior Loan.

8.   DEFERRED POLICY ACQUISITION COSTS AND DEFERRED SALES INDUCEMENTS

The following table summarizes the activity in deferred acquisition costs:

                                                        Years ended December 31,
                                                      ----------------------------
                                                           2010      2009 Restated
                                                      -------------  -------------
                                                             (In millions)
Balance at beginning of year                          $         407  $         391
Deferrals                                                        66             95
Accretion of interest/amortization                              (55)           (36)
Effect of net unrealized gain/loss on securities (1)           (118)            53
Effect of realized (gains) losses on securities (2)              18            (86)
Effect of unlocking assumptions used in estimating
  future gross profits (3)                                       --            (10)
                                                      -------------  -------------
Balance at end of year                                $         318  $         407
                                                      =============  =============

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

8.   DEFERRED POLICY ACQUISITION COSTS AND DEFERRED SALES INDUCEMENTS
     (CONTINUED)

(1) In 2009, includes an increase of $92.9 million related to the cumulative effect of adopting a new other-than-temporary impairments accounting standard.

(2) In 2009, includes a decrease of $95.3 million related to the cumulative effect of adopting a new other-than-temporary impairments accounting standard.

(3) The Company adjusts amortization of deferred acquisition costs when the assumptions underlying the estimates of current or future gross profits to be realized are revised. The Company reviews the assumptions at least annually. The 2009 amount was primarily the result of reductions in the long-term growth rate assumptions and deteriorating equity market conditions early in the year. In the first quarter of 2009, the long-term separate account growth rate assumption was reduced to 7.5 percent from 10 percent.

The Company defers enhanced crediting rates or bonus payments to contract holders on certain of its products. The following table summarizes the activity in these deferred expenses:

                                                        Years ended December 31,
                                                      ----------------------------
                                                           2010      2009 Restated
                                                      -------------  -------------
                                                             (In millions)
Balance at beginning of year                          $         120  $         111
Deferrals                                                        24             17
Accretion of interest/amortization                              (22)            (1)
Effect of net unrealized gain/loss on securities (1)            (38)            21
Effect of realized (gains) losses on securities (2)               9            (28)
                                                      -------------  -------------
Balance at end of year                                $          93  $         120
                                                      =============  =============

(1) In 2009, includes an increase of $29.8 million related to the cumulative effect of adopting a new other-than-temporary impairments accounting standard.

(2) In 2009, includes a decrease of $30.2 million related to the cumulative effect of adopting a new other-than-temporary impairments accounting standard.

9.   POLICYHOLDER CONTRACT DEPOSITS AND FUTURE POLICY BENEFITS

Future policy benefits and policyholder contract deposit liabilities were as follows at December 31:

                                           2010            2009
                                       -------------  -------------
                                               (In millions)
Policyholder contract deposits:
  Annuities                            $       8,454  $       7,414
  Universal life                                 175            183
                                       -------------  -------------
                                       $       8,629  $       7,597
                                       =============  =============
Future policy benefits:
  Annuities                            $           6  $           7
                                       =============  =============

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

9.   POLICYHOLDER CONTRACT DEPOSITS AND FUTURE POLICY BENEFITS (CONTINUED)

Details concerning the Company's guaranteed benefit exposures are as follows:

                                                                                  Highest Specified
                                                                                     Anniversary
                                                                                    Account Value
                                                                                        Minus
                                                                 Return of Net    Withdrawals Post
                                                                   Deposits          Anniversary
                                                               -----------------  -----------------
                                                                       (Dollars in millions)
AT DECEMBER 31, 2010
In the event of death (GMDB):
  Account value                                                $             195  $             620
  Net amount at risk (a)                                                       7                 50
  Average attained age of contract holders                                    67                 66
  Range of guaranteed minimum return rates                                     0%                 0%

Accumulation at specified date (GMAV):
  Account value                                                $              60
  Net amount at risk (b)                                                       2
  Weighted average period remaining until guaranteed payment           5.3 Years

Accumulation at specified date (GMWB):
  Account value                                                $             392
  Net amount at risk (c)                                                      33
  Weighted average period remaining until guaranteed payment            19 Years

                                                                                  Highest Specified
                                                                                     Anniversary
                                                                                    Account Value
                                                                                        Minus
                                                                 Return of Net     Withdrawals Post
                                                                   Deposits          Anniversary
                                                               -----------------  -----------------
                                                                       (Dollars in millions)
AT DECEMBER 31, 2009
In the event of death (GMDB):
  Account value                                                $             160  $             593
  Net amount at risk (a)                                                      17                 93
  Average attained age of contract holders                                    66                 65
  Range of guaranteed minimum return rates                                     0%                 0%

Accumulation at specified date (GMAV):
  Account value                                                $              60
  Net amount at risk (b)                                                       4
  Weighted average period remaining until guaranteed payment           6.3 Years

Accumulation at specified date (GMWB):
  Account value                                                $             314
  Net amount at risk (c)                                                      49
  Weighted average period remaining until guaranteed payment          18.4 Years

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

9.   POLICYHOLDER CONTRACT DEPOSITS AND FUTURE POLICY BENEFITS (CONTINUED)

(a) Net amount at risk represents the guaranteed benefit exposure in excess of the current account value, if all contract holders died at the same balance sheet date.

(b) Net amount at risk represents the guaranteed benefit exposure in excess of the current account value, if all contract holders reached the specified date at the same balance sheet date.

(c) Net amount at risk represents the guaranteed benefit exposure in excess of the current account value if all contract holders exercise the maximum withdrawal benefits at the same balance sheet date. If no withdrawals have been made for those policies with a waiting period, the contract holder will realize an increase in the benefit base after all other amounts guaranteed under this benefit have been paid. This increase in the benefit base increases the net amount at risk by $5.1 million and $6.6 million as of December 31, 2010 and 2009, respectively and is payable no sooner than 10 years from the end of the waiting period.

The following summarizes the activity in future policy benefits:

                                Years ended December 31,
                                ------------------------
                                    2010         2009
                                -----------  -----------
                                      (In millions)
Balance at beginning of year    $         7  $         6
  Guaranteed benefits incurred           --            3
  Guaranteed benefits paid               (1)          (2)
                                -----------  -----------
Balance at end of year          $         6  $         7
                                ===========  ===========

The following assumptions and methodology were used to determine the reserve for guaranteed benefits at December 31, 2010 and 2009:

     - Data used was 50 stochastically generated investment performance scenarios.

     - Mean investment performance assumption was 7.5 percent in 2010 and 2009, respectively.

     -    Volatility assumption was 16 percent.

     - Mortality was assumed to be 50 percent Male and 80 percent Female of the 1994 Variable Annuity MGDB table.

     - Lapse rates vary by contract type and duration and range from 0 percent to 40 percent.

     -    The discount rate was approximately 8 percent.

In the first quarter of 2009, the Company recorded an increase in the liability for future policy benefits of $1.4 million due to the unlocking of key assumptions.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

10.  REINSURANCE

Reinsurance contracts do not relieve the Company from its obligations to contract holders. The Company could become liable for all obligations of the reinsured policies if the reinsurers were to become unable to meet the obligations assumed under the respective reinsurance agreements. The Company monitors its credit exposure with respect to these agreements. However, due to the high credit ratings of the reinsurers, such risks are considered to be minimal. The Company has no reinsurance recoverable or related concentration of credit risk greater than 10 percent of shareholder's equity.

The Company has a reinsurance treaty that limits its universal life risk on any one insured life to $100,000. Universal life insurance fees are presented net of reinsurance premiums of $6.2 million, $6.4 million and $6.5 million in 2010, 2009 and 2008, respectively. Reinsurance recoveries recognized as a reduction of claims on universal life insurance contracts amounted to $10.0 million, $4.1 million and $4.6 million in 2010, 2009 and 2008, respectively.

11.  COMMITMENTS AND CONTINGENT LIABILITIES

All 50 states and the District of Columbia have laws requiring solvent life insurance companies, through participation in guaranty associations, to pay assessments to protect the interests of policyholders of insolvent life insurance companies. These state insurance guaranty associations generally levy assessments, up to prescribed limits, on member insurers in a particular state based on the proportionate share of the premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer is engaged. Such assessments are used to pay certain contractual insurance benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets. The Company accrues liabilities for guaranty fund assessments when an assessment is probable, can be reasonably estimated and when the event obligating us to pay has occurred. The Company estimates the liability using the latest information available from the National Organization of Life and Health Insurance Guaranty Associations. While the Company cannot predict the amount and timing of any future guaranty fund assessments, the Company has established reserves it believes are adequate for assessments relating to insurance companies that are currently subject to insolvency proceedings.

The Company accrued $53.6 million and $2.2 million for these guarantee fund assessments at December 31, 2010, and 2009, respectively, which is reported within Other liabilities in the accompanying balance sheets.

The Company had $1.3 million in commitments relating to mortgage loans at December 31, 2010.

Various federal, state and other regulatory agencies may from time to time review, examine or inquire into the operations, practices and procedures of the Company, such as through financial examinations, market conduct exams or regulatory inquiries. Based on the current status of pending regulatory examinations and inquires involving the Company, the Company believes it is not likely that these regulatory examinations or inquiries will have a material adverse effect on the financial position, results of operations or cash flows of the Company.

Various lawsuits against the Company have arisen in the ordinary course of business. Except as noted above, contingent liabilities arising from litigation, income taxes and regulatory and other matters are not considered material in relation to the financial position, results of operations or cash flows of the Company.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

12.  SHAREHOLDER'S EQUITY

Capital contributions received by the Company were as follows:

                                             Years ended December 31,
                                           ----------------------------
                                             2010      2009      2008
                                           --------  --------  --------
                                                   (In millions)
Cash from Parent                           $     --  $    150  $    220
Contributions related to Securities
   Lending Program (see Note 7)                  --        --       548
                                           --------  --------  --------
   Total cash contributions                      --       150       768
Contributions of securities at fair value        --       131       444
                                           --------  --------  --------
     Total capital contributions           $     --  $    281  $  1,212
                                           ========  ========  ========

The components of accumulated other comprehensive income (loss) are as follows:

                                                             2010      2009
                                                           --------  --------
                                                              (In millions)
Fixed maturity and equity securities, available for sale:
  Gross unrealized gains                                   $    406  $    281
  Gross unrealized losses                                      (185)     (434)
Adjustment to DAC and deferred sales inducements                (81)       75
Deferred federal and state income tax (expense) benefit         (55)       31
                                                           --------  --------
  Accumulated other comprehensive income (loss) (1)        $     85  $    (47)
                                                           ========  ========

(1) The 2009 amount includes a decrease of $209.0 million related to the cumulative effect of adopting a new other-than-temporary impairments accounting standard. See Note 3.14 for additional disclosures on this new standard.

Dividends that the Company may pay to the Parent in any year without prior approval of the New York Department of Insurance are limited by statute. The maximum amount of dividends which can be paid to shareholders by life insurance companies domiciled in the State of New York without obtaining the approval of the Superintendent of Insurance is limited to the lesser of either 10 percent of preceding year's statutory surplus or the Company's preceding year's net gain from operations, if, after paying the dividend, the Company's capital and surplus would be adequate in the opinion of the New York Department of Insurance. The maximum amount of dividends that can be paid by the Company to its shareholder in 2011 without prior approval from the New York Department of Insurance is $45.6 million.

The Company is required to file financial statements prepared in accordance with statutory accounting practices prescribed or permitted by state insurance regulatory authorities. Statutory accounting principles differ from GAAP primarily by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions, excluding certain assets from statutory admitted assets and valuing investments and establishing deferred taxes on a different basis.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

12.  SHAREHOLDER'S EQUITY (CONTINUED)

The Company has one permitted practice at December 31, 2010. In 2010, the Company received permission from the New York Department of Insurance to restate the statutory gross paid-in and contributed statutory surplus and the unassigned funds components of its statutory surplus at September 30, 2010, similar to the restatement of statutory surplus balances that occurs pursuant to the prescribed accounting guidance for a quasi-reorganization. This statutory restatement resulted in an increase in statutory unassigned funds and a corresponding decrease in statutory gross paid in and contributed statutory surplus for an amount equal to the contributions received from American International Group and other 2008 contributions indirectly received from American International Group of $812.0 million that offset the Company's losses incurred as a result of its participation in the Securities Lending Program (see Note 7). The permitted practice had no impact on either the Company's net income or total statutory surplus or impact on these financial statements. In addition, there was no impact on the Company's risk-based capital results.

Statutory net income (loss) and capital and surplus of the Company at December 31 were as follows:

                                      2010      2009 Restated  2008 Restated
                                 -------------  -------------  -------------
                                                (In millions)
Statutory net income (loss)      $         (35) $          43  $          (1)
Statutory capital and surplus    $         746  $         776  $         547

13.  INCOME TAXES

13.1 INCOME TAX EXPENSE (BENEFIT)

The components of the provisions for income taxes on pretax income consist of the following:

                                                    Years ended December 31,
                                                 ------------------------------
                                                              2009       2008
                                                   2010     Restated   Restated
                                                 --------   --------   --------
                                                          (In millions)
Current                                          $     --   $    (63)  $     (5)
Deferred                                              (90)        45         20
                                                 --------   --------   --------
Total income tax expense (benefit)               $    (90)  $    (18)  $     15
                                                 ========   ========   ========

The U.S. federal statutory income tax rate is 35 percent for 2010, 2009 and 2008. Actual tax expense on income differs from the "expected" amount computed by applying the federal income tax rate because of the following:

                                                    Years ended December 31,
                                                 ------------------------------
                                                              2009       2008
                                                   2010     Restated   Restated
                                                 --------   --------   --------
                                                          (In millions)
U.S. federal income tax expense (benefit) at
  statutory rate                                 $      5   $    (20)  $   (486)
Adjustments:
     Valuation allowance                              (96)         8        564
     State income taxes (net of federal benefit)        2         (4)       (63)
     Dividends received deduction                      (1)        (1)        (1)
     Other, net                                        --         (1)         1
                                                 --------   --------   --------
  Total income tax expense (benefit)             $    (90)  $    (18)  $     15
                                                 ========   ========   ========

                    FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

13.2 DEFERRED INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting purposes. The significant components of the net deferred tax assets and liabilities at December 31 are as follows:

                                                                          2009
                                                                2010    Restated
                                                              --------  --------
                                                                (In millions)
Deferred Tax Liabilities:
  Deferred acquisition costs and deferred sales inducements   $   (142) $   (130)
  Net unrealized gain on debt and equity securities
     available for sale                                            (55)       --
  Other assets                                                      (1)       --
                                                              --------  --------
     Total deferred tax liabilities                               (198)     (130)
                                                              --------  --------
Deferred Tax Assets:
  Capital loss carryforward - Federal                              255       238
  Investments                                                      127       159
  Contract holder reserves                                          45        45
  Net unrealized loss on debt and equity securities
     available for sale                                             --        31
  Guaranty association dues                                         19         1
  State deferred tax asset                                          61        57
                                                              --------  --------
     Deferred tax assets                                           507       531
  Valuation allowance                                             (347)     (443)
                                                              --------  --------
     Total deferred tax assets                                     160        88
                                                              --------  --------
  Net deferred tax liability                                  $    (38) $    (42)
                                                              ========  ========

The following table presents tax losses and credits carryforwards as of December 31, 2010 on a tax return basis:

                                                                              Tax
                                                     Gross                  Effected          Expiration Periods
                                            ----------------------  ----------------------  ----------------------
                                                             (In millions)
Federal capital loss carryforwards          $                  727  $                  255    5 years 2013-2015
State capital loss carryforwards                               771                      55    5 years 2011-2015
State net operating loss carryforwards                         265                      19  20 years 2028 -- 2030
                                            ----------------------  ----------------------
Total tax losses and credits carryforwards  $                1,763  $                  329
                                            ======================  ======================

The Company has recorded a full valuation allowance against tax carryforwards described in the above table.

The Company is included in the consolidated federal income tax return of its ultimate parent, American International Group. Under the tax sharing agreement with American International Group, taxes are recognized and computed on a separate company basis. To the extent that benefits for net operating losses, foreign tax credits or net capital losses are utilized on a consolidated basis, the Company will recognize tax benefits based upon the amount of the deduction and credits utilized in the consolidated federal income tax return.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

13.2 DEFERRED INCOME TAXES (CONTINUED)

In general, realization of deferred tax assets depends on a company's ability to generate sufficient taxable income of the appropriate character within the carryforward periods in the jurisdictions in which the net operating losses and deductible temporary differences were incurred. The Company assessed its ability to realize the deferred tax asset of $507 million and concluded a $347 million valuation allowance was required to reduce the deferred tax asset at December 31, 2010 to an amount the Company believes is more likely than not to be realized.

When making its assessment, the Company considered all available evidence, including the impact of being included in the consolidated federal tax return of American International Group, future reversals of existing taxable temporary differences, estimated future GAAP taxable income, and tax planning strategies the Company would implement, if necessary, to realize the net deferred tax asset.

In assessing future GAAP taxable income, the Company considered its strong earnings history exclusive of the recent losses on securities lending program, because the Company and American International Group entered into transactions with the New York Fed to limit exposure to future losses. The Company also considered the taxable income from sales of businesses under the asset disposition plan of American International Group, the continuing earnings strength of the businesses American International Group intends to retain and American International Group recently announced debt and preferred stock transactions with the New York Fed and United States Treasury, respectively, together with other actions American International Group is taking, when assessing the ability to generate sufficient future taxable income during the relevant carryforward periods to realize the deferred tax asset.

Estimates of future taxable income generated from specific transactions and tax planning strategies discussed above could change in the near term, perhaps materially, which may require the Company to adjust its valuation allowance. Such adjustment, either positive or negative, could be material to the Company's financial condition or it results of operations for an individual period.

In evaluating the realizability of the loss carryforwards, the Company considered the relief provided by Internal Revenue Service ("IRS") Notice 2008-84 which provides that the limitation on loss carryforwards that can arise as a result of one or more acquisitions of stock of a loss company will not apply to such stock acquisitions for any period during which the United States becomes a direct or indirect owner of more than 50 percent interest in the loss company.

13.3 ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits is as follows:

                                                          2010      2009
                                                        --------  --------
                                                          (In millions)
Gross unrecognized tax benefits at beginning of period  $    0.2  $    0.2
Increases in tax positions for prior years                   9.8        --
                                                        --------  --------
Gross unrecognized tax benefits at end of period        $   10.0  $    0.2
                                                        ========  ========

The Company continually evaluates proposed adjustments by taxing authorities. At December 31, 2010, such proposed adjustments would not result in a material change to the Company's financial condition. Although it is reasonably possible that a significant change in the balance of unrecognized tax benefits may occur within the next twelve months, at this time, it is not possible to estimate the range of the change due to the uncertainty of the potential outcomes.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

13.3 ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES (CONTINUED)

At December 31, 2010 and 2009, the Company's unrecognized tax benefits, excluding interest and penalties, were $10.0 and $0.2 million, respectively. As of December 31, 2010 and 2009, the amounts of unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate were $10.0 and $0.2 million, respectively.

Interest and penalties, if any, related to unrecognized tax benefits are recognized as a component of income tax expense. At December 31, 2010 the Company had a payable of $0.7 million and in 2009, the Company had a receivable of $0.5 million, related to interest (net of federal tax). For the year ended December 31, 2010 and 2008, the Company had recognized an expense of $1 million and $0.1 million, respectively, of interest (net of federal tax) in the statements of income (loss). For the year ended December 31, 2009, the Company had no related interest income or expense (net of federal tax) recognized in the statements of income (loss).

13.4 TAX EXAMINATIONS

The Company is currently under audit by the IRS for calendar year 2004-2005. All years prior to 2004 are no longer subject to audit. The Company believes that any ultimate liability, including interest, will not materially exceed amounts recorded in the financial statements.

14.  RELATED PARTY TRANSACTIONS

14.1 EVENTS RELATED TO AMERICAN INTERNATIONAL GROUP

On September 30, 2010, American International Group entered into an agreement-in-principle with the U.S. Department of the Treasury (the "Department of the Treasury"), the New York Fed, and the AIG Credit Facility Trust, a trust established for the sole benefit of the United States Treasury (the "Trust"), for a series of integrated transactions to recapitalize American International Group (the "Recapitalization"). American International Group completed the Recapitalization on January 14, 2011. See Note 16 for more information regarding the Recapitalization.

Additional information on American International Group is publicly available in its regulatory filings with the U.S. Securities and Exchange Commission ("SEC"). Information regarding American International Group as described herein is qualified by regulatory filings American International Group files from time to time with the SEC.

14.2 OTHER RELATED PARTY TRANSACTIONS

On January 20, 2004, the Company entered into a short-term financing arrangement with the Parent whereby the Company has the right to borrow up to $15.0 million from the Parent and vice versa. Any advances made under this arrangement must be repaid within 30 days. There were no outstanding balances under this arrangement at December 31, 2010 and 2009.

On June 1, 2009, the Company amended and restated a short-term financing arrangement with SunAmerica Annuity and Life Assurance Company ("SAAL"), dated February 15, 2004, whereby the Company has the right to borrow up to $15.0 million from SAAL. This arrangement was amended and restated solely for the purpose of reflecting the name change of AIG SunAmerica Life Assurance Company to SAAL. All terms and conditions set forth in the original arrangement remain in effect. There were no outstanding balances under this arrangement at December 31, 2010 and 2009.

On February 15, 2004, the Company entered into a short-term financing arrangement with SAAL whereby SAAL has the right to borrow up to $15.0 million from the Company. Any advances made under this arrangement must be repaid within 30 days. There were no outstanding balances under this arrangement at December 31, 2010 and 2009.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

14.2 OTHER RELATED PARTY TRANSACTIONS (CONTINUED)

On February 15, 2004, the Company entered into a short-term financing arrangement with SunAmerica Investments, Inc. ("SAII") whereby the Company has the right to borrow up to $15.0 million from SAII. Any advances made under this arrangement must be repaid within 30 days. There were no outstanding balances under this arrangement at December 31, 2010 and 2009.

The Company pays commissions, including support fees to defray marketing and training costs, to four affiliated broker-dealers for distributing its annuity products. Commissions paid to these broker-dealers totaled $1.2 million, $0.6 million and $1.9 million in 2010, 2009 and 2008, respectively. These affiliated broker-dealers represented approximately 1.0 percent, 0.4 percent and 2.0 percent of premiums received in 2010, 2009 and 2008, respectively.

Pursuant to a Service and Expense Agreement, American International Group provides, or causes to be provided, administrative, marketing, accounting, occupancy, and data processing services to the Company. The Company is billed in accordance with Regulation 30 or Regulation 33, as applicable, of the New York Insurance Department, and billed amounts do not exceed the cost to American International Group. Amounts paid for services rendered pursuant to this agreement were $13.9 million, $10.9 million and $14.0 million in 2010, 2009 and 2008, respectively. The component of such costs that relate to the production or acquisition of new business during these periods amounted to $2.3 million, $1.3 million and $3.4 million in 2010, 2009 and 2008, respectively, and is deferred and amortized as part of DAC. The other components of these costs are included in general and administrative expenses in the statements of income (loss).

An affiliate of the Company is responsible for the administration of the Company's fixed annuity contracts and is reimbursed for the cost of administration. Costs charged to the Company to administer these policies were approximately $3.2 million, $3.5 million and $2.6 million in 2010, 2009 and 2008, respectively. Additionally, costs charged to the Company for marketing such policies amounted to $4.2 million, $5.0 million and $4.1 million for the years ended December 31, 2010, 2009 and 2008, respectively, and are deferred and amortized as part of DAC. The Company believes these costs are less than the Company would have incurred to administer these policies internally.

Pursuant to an Investment Advisory Agreement, the majority of the Company's invested assets are managed by an affiliate of the Company. The allocation of such costs for investment management services is based on the level of assets under management. The investment management fees incurred were $4.7 million, $2.9 million and $2.9 million in 2010, 2009 and 2008, respectively.

The Company incurred $0.5 million of management fee expense to an affiliate of the Company to administer its securities lending program during the year ended December 31, 2008. There were no management fees incurred in 2010 and 2009.

On February 1, 2004, the Company entered into an administrative services agreement with its affiliate AIG SunAmerica Asset Management Corp. ("SAAMCo"), whereby SAAMCo will pay to the Company a fee based on a percentage on all assets invested through the Company's variable annuity products in exchange for services performed. SAAMCo is the investment advisor for certain trusts that serve as investment options for the Company's variable annuity products. Amounts earned by the Company under this agreement totaled $2.1 million, $1.8 million and $2.2 million in 2010, 2009 and 2008, respectively, and are included in variable annuity fees in the statements of income (loss).

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

14.2 OTHER RELATED PARTY TRANSACTIONS (CONTINUED)

The Company has a support agreement in effect between the Company and American International Group (the "Support Agreement"), pursuant to which American International Group will cause the Company to maintain a contract holders' surplus of not less than $1.0 million or such greater amount as shall be sufficient to enable the Company to perform its obligations under any policy issued by it. The Support Agreement also provides that if the Company needs funds not otherwise available to it to make timely payment of its obligations under policies issued by it, American International Group will provide such funds at the request of the Company. The Support Agreement is not a direct or indirect guarantee by American International Group to any person of any obligations of the Company. American International Group may terminate the Support Agreement with respect to outstanding obligations of the Company only under certain circumstances, including where the Company attains, without the benefit of the Support Agreement, a financial strength rating equivalent to that held by the Company with the benefit of the Support Agreement. Contract holders have the right to cause the Company to enforce its rights against American International Group and, if the Company fails or refuses to take timely action to enforce the Support Agreement or if the Company defaults in any claim or payment owed to such contract holder when due, have the right to enforce the Support Agreement directly against American International Group. See Note 16 for more information regarding the Support Agreement.

The Company's insurance policy obligations for individual and group contracts issued prior to January 31, 2008, at 4:00 p.m. Eastern Time, are guaranteed (the "Guarantee") by American Home Assurance Company ("American Home"), a subsidiary of American International Group and an affiliate of the Company. American Home files statutory annual and quarterly reports with the New York State Insurance Department, through which such reports are available to the public.

As of January 31, 2008, at 4:00 p.m. Eastern Time (the "Point of Termination"), the Guarantee by American Home was terminated for prospectively issued contracts. The Guarantee will not cover any contracts with a date of issue later than the Point of Termination. The Guarantee will, however, continue to cover insurance obligations on contracts issued by the Company with a date of issue earlier than the Point of Termination, including obligations arising from purchase payments received with respect to these contracts after the Point of Termination. The Guarantee provides that the contract owners owning contracts issued by the Company with a date of issue earlier than the Point of Termination can enforce the Guarantee directly against American Home.

15.  EMPLOYEE BENEFIT PLANS

15.1 EMPLOYEE RETIREMENT PLAN

Employees of American International Group, its subsidiaries and certain affiliated companies, including employees in foreign countries, are generally covered under various funded and insured pension plans. Eligibility for participation in the various plans is based on either completion of a specified period of continuous service or date of hire, subject to age limitation.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

15.1 EMPLOYEE RETIREMENT PLAN (CONTINUED)

The AIG Retirement Plan (the "AIG U.S. Plan") is a qualified, non-contributory defined benefit retirement plan which is subject to the provisions of the Employee Retirement Income Security Act (ERISA) of 1974. All employees of American International Group and most of its subsidiaries and affiliates who are regularly employed in the United States, including certain U.S. citizens employed abroad on a U.S. dollar payroll, and who have attained age 21 and completed twelve months of continuous service are eligible to participate in this plan. An employee with 5 or more years of service is entitled to pension benefits beginning at normal retirement at age 65. Benefits are based upon a percentage of average final compensation multiplied by years of credited service limited to 44 years of credited service. The average final compensation is subject to certain limitations. The employees may elect certain options with respect to their receipt of their pension benefits including a joint and survivor annuity. An employee with 10 or more years of service may retire early from age 55 to 64. An early retirement factor is applied resulting in a reduced benefit. If an employee terminates with less than five years of service, such employee forfeits his or her right to receive any accumulated pension benefits.

Annual funding requirements are determined based on the "traditional unit credit" cost method. The objective under this method is to fund each participant's benefit under the plan as it accrues. Thus, the total pension to which each participant is expected to become entitled at retirement is broken down into units, each associated with a year of past or future credited service.

The following table sets forth the funded status of the AIG US retirement plan.

                                         December 31, 2010  December 31, 2009
                                         -----------------  -----------------
                                                    (In millions)
Fair value of plan assets                $           3,425  $           3,362
Less projected benefit obligation                    3,878              3,687
                                         -----------------  -----------------
  Funded status                          $            (453) $            (325)
                                         =================  =================

The weighted average assumptions that were used to determine its pension benefit obligations as of December 31, 2010 and 2009 are set forth in the table below:

                                         December 31, 2010  December 31, 2009
                                         -----------------  -----------------
Discount rate                                   5.5%               6.0%
Rate of compensation increase (average)         4.0%               4.0%
Measurement date                         December 31, 2010  December 31, 2009
Medical cost trend rate                         N/A                N/A

In 2010 and 2009, American International Group allocated defined benefit expenses to the Company and its affiliates. The Company's allocated share of net expense for the AIG U.S. Plan was approximately $0.2 million, $0.2 million and $0.1 million for 2010, 2009 and 2008, respectively.

The American General Corporation ("AGC") retirement plan was merged into the AIG U.S. Plan effective January 1, 2002. Benefits for AGC participants were changed effective January 1, 2003 to be substantially similar to the AIG U.S. Plan's benefits subject to grandfathering requirements.

SAFGRS employees began participation and accruing benefits in the AIG U.S. Plan commencing January 1, 2003. Vesting in the AIG U.S. plan begins on the later of January 1, 1999 or date of hire for SAFGRS employees.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

15.1 EMPLOYEE RETIREMENT PLAN (CONTINUED)

Effective July 1, 2009, a cost of living adjustment was provided in the AIG U.S. Plan to all retirees who retired prior to January 1, 2004. The increase was 1% of the original monthly benefit for each year of retirement prior to January 1, 2004, limited to 5 years, and not greater than $300 per month.

The 2009 AIG U.S. Plan information reflects the impact of divestitures of HSB Group, Inc. ("HSB"), 21st Century Insurance Group et al ("PAG"), A. I. Credit Crop. Life segment ("AI Credit Life"), Transatlantic Reinsurance and the impact of reductions-in-force during 2009.

The 2010 AIG U.S. Plan information reflects the impact of divestitures of A. I. Credit Corp P & C segment ("AI Credit P&C"), AIG Global Asset Management Holdings Corp. et al ("Bridge"), American Life Insurance Company et al ("ALICO") and American General Finance et al ("AGF") during 2010.

American International Group also sponsors several unfunded nonqualified defined benefit plans for certain employees, including key executives, designed to supplement pension benefits provided by American International Group's other retirement plans. These include the AIG Excess Retirement Income Plan, which provides a benefit equal to the reduction in benefits payable to certain employees under the AIG U.S. Plan as a result of federal tax limitations on compensation and benefits payable, and the Supplemental Executive Retirement Plan ("SERP"), which provides additional retirement benefits to designated executives. The results in this note do not include the nonqualified plans.

15.2 POSTRETIREMENT BENEFIT PLANS

American International Group's U.S. postretirement medical and life insurance benefits are based upon the employee electing immediate retirement and having a minimum of 10 years of service. Retirees and their dependents that were 65 years old by May 1, 1989 participate in the medical plan at no cost. Employees who retired after May 1, 1989 or prior to January 1, 1993 pay the active employee premium if under age 65 and 50 percent of the active employee premium if over age 65. Retiree contributions are subject to adjustment annually. Other cost sharing features of the medical plan include deductibles, coinsurance and Medicare coordination and a lifetime maximum benefit of $5 million. The maximum life insurance benefit prior to age 70 is $32,500, with a maximum $25,000 thereafter.

Effective January 1, 1993, both plans' provisions were amended: employees who retire after January 1, 1993 are required to pay the actual cost of the medical insurance benefit premium reduced by a credit which is based upon years of service at retirement. The life insurance benefit varies by age at retirement from $5,000 for retirement at age 55 through 59 and $10,000 for retirement at ages 60 through 64 and $15,000 from retirement at ages 65 and over.

American International Group's U.S. postretirement medical and life insurance benefits obligations as of December 31, 2010 and 2009 were $279 million and $274 million, respectively. These obligations are not funded currently. The Company had no allocated share of other postretirement benefit plan expenses in 2010, 2009 and 2008.

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 was signed into law. The postretirement medical plan benefits provided by the plan are actuarially equivalent to Medicare Part D under the 2003 Medicare Act and eligible for the federal subsidy. Effective January 1, 2007, this subsidy is passed on to the participants through reduced contributions. The expected amount of subsidy that American International Group will receive for 2010 is $3.1 million.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

15.2 POSTRETIREMENT BENEFIT PLANS (CONTINUED)

Amounts for four Puerto Rico postretirement medical plans have also been included in the 2010 and 2009 figures.

The 2009 postretirement medical plan information reflects the impact of divestitures of HSB, PAG, AI Credit Life and Transatlantic Reinsurance and the impact of reductions-in-force during 2009.

As sponsor of the AIG U.S. Plan and other postretirement and defined contribution benefit plans, American International Group is ultimately responsible for the conduct of these plans. The Company is not directly liable for obligations under the plan; its direct obligations result from American International Group's allocation of its share of expenses from the plans. Such allocation is based on the Company's payroll.

Additionally, the Company is jointly and severally responsible with American International Group and other participating companies for funding obligations for the AIG U.S. Plan, ERISA qualified defined contribution plans and ERISA plans issued by other American International Group subsidiaries (the ERISA Plans). If the ERISA Plans do not have adequate funds to pay obligations due participants, the Pension Benefit Guaranty Corporation or Department of Labor could seek payment of such amounts from the members of the American International Group ERISA control group, including the Company. Accordingly, the Company is contingently liable for such obligations. The Company believes that the likelihood of payment under any of these plans is remote. Accordingly, the Company has not established any liability for such contingencies.

15.3 OTHER PLANS

Some of the Company's officers and key employees could receive compensation pursuant to awards under several share-based employee compensation plans. Details of these plans are published in American International Group's regulatory filings with the SEC. American International Group currently settles share option exercises and other share awards to participants by issuing shares it previously acquired and holds in its treasury account. American International Group allocated $1.8 million, $0.4 million and $1.2 million during 2010, 2009 and 2008, respectively, of these stock options and certain other deferred compensation programs to the Company.

In December 2009, American International Group established the Long Term Incentive Plan under which management employees were offered the opportunity to receive additional compensation in the form of cash and stock appreciation rights ("SARs") if certain performance metrics are met. During 2010 and 2009, American International Group allocated $1.7 million in 2010 and none in 2009 and 2008 for expenses incurred under this plan.

In addition to several small defined contribution plans, American International Group sponsors a voluntary savings plan for U.S. employees, the AIG Incentive Savings Plan, which provides for salary reduction contributions by employees and matching U.S. contributions by American International Group of up to seven percent of annual salary depending on the employees' years of service and subject to certain compensation limits. Pre-tax expense associated with this plan was $0.2 million, $0.1 million and $0.1 million in 2010, 2009 and 2008, respectively.

Starr International Company, Inc. ("SICO") has provided a series of two-year Deferred Compensation Profit Participation Plans ("SICO Plans") to certain employees of American International Group, its subsidiaries and affiliates. The SICO Plans were created in 1975 when the voting shareholders and Board of Directors of SICO, a private holding company whose principal asset is American International Group common stock, decided that a portion of the capital value of SICO should be used to provide an incentive plan for the current and succeeding managements of all American International companies, including the Company.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

15.3 OTHER PLANS (CONTINUED)

None of the costs of the various benefits provided under the SICO Plans has been paid by the Company, although the Company has recorded a charge to reported earnings for the deferred compensation amounts paid to employees of the Company or its subsidiaries and affiliates by SICO and allocated to the Company, with an offsetting amount credited to additional paid-in capital reflecting amounts considered to be contributed by SICO. Compensation expense with respect to the SICO Plans aggregated $0.2 million in each of 2010, 2009 and 2008, and is included in general and administrative expenses in the statements of income
(loss). Additionally, a corresponding increase to additional paid-in capital was recorded in each year.

15.4 POST-EMPLOYMENT BENEFITS AND COMPENSATED ABSENCES

American International Group provides certain benefits to inactive employees who are not retirees. Certain of these benefits are insured and expensed currently; other expenses are provided for currently. Such expenses include long-term disability benefits, medical and life insurance continuation and COBRA medical subsidies. The costs of these plans are borne by American International Group.

16. SUBSEQUENT EVENTS

EVENTS RELATED TO AMERICAN INTERNATIONAL GROUP

On January 14, 2011, American International Group completed the Recapitalization with the New York Fed, the Department of the Treasury, and the Trust. As part of the Recapitalization, American International Group repaid to the New York Fed approximately $21 billion in cash, representing complete repayment of all amounts owing under American International Group's revolving credit facility with the New York Fed (the "New York Fed credit facility"), and the New York Fed credit facility was terminated. In addition, (i) the shares of American International Group's Series C Perpetual, Convertible, Participating Preferred Stock, par value $5.00 per share, held by the Trust were exchanged for 562,868,096 shares of American International Group common stock and were subsequently transferred by the Trust to the Department of the Treasury; (ii) the shares of American International Group's Series E Fixed Rate Non-Cumulative Perpetual Preferred Stock, par value $5.00 per share, held by the Department of the Treasury were exchanged for 924,546,133 shares of American International Group common stock; and (iii) the shares of American International Group's Series F Fixed Rate Non-Cumulative Perpetual Preferred Stock, par value $5.00 per share, held by the Department of the Treasury were exchanged for (a) preferred interests in two special purpose vehicles, (b) 20,000 shares of American International Group's Series G Cumulative Mandatory Convertible Preferred Stock, par value $5.00 per share, a new series of TARP preferred stock, and (c) 167,623,733 shares of American International Group common stock. As a result of the Recapitalization, the Department of the Treasury held 1,655,037,962 shares of newly issued American International Group common stock, representing ownership of approximately 92 percent of the outstanding American International Group common stock at December 31, 2010. After the share exchange and distribution were completed, the Trust terminated pursuant to the terms and conditions of the agreement that established the Trust. It is expected that over time the Department of the Treasury will sell its shares of American International Group common stock on the open market.

On March 10, 2011, American International Group submitted a binding bid to the New York Fed to purchase all of the RMBS owned by ML II for $15.7 billion in cash. If the New York Fed accepted the binding bid, it was anticipated that the Company (along with certain other American International Group companies) would be a purchaser of certain of these RMBS. On March 30, 2011, the New York Fed announced that it was declining American International Group's offer to purchase all of the RMBS held in the ML II portfolio and instead would sell these securities through a competitive process.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

16.  SUBSEQUENT EVENTS (CONTINUED)

OTHER RELATED PARTY TRANSACTIONS

On March 30, 2011, American International Group and the Company entered into an Unconditional Capital Maintenance Agreement ("CMA"). Among other things, the CMA provides that American International Group would maintain the Company's total adjusted capital (as defined under applicable insurance laws) at or above a certain specified minimum percentage of the Company's projected company action level Risk Based Capital ("RBC") (as defined under applicable insurance laws). The CMA also provides that if the Company's total adjusted capital is in excess of a certain specified minimum percentage of the Company's company action level RBC (as reflected in the Company's quarterly or annual statutory financial statement), subject to board and regulatory approval(s), the Company would declare and pay ordinary dividends to its shareholders in an amount in excess of that required to maintain the specified minimum percentage. The CMA replaced the existing Support Agreement in effect between American International Group and the Company (see Note 14.2), which agreement was terminated by American International Group in accordance with its terms on April 24, 2011.

                        THE UNITED STATES LIFE INSURANCE
                        COMPANY IN THE CITY OF NEW YORK

                              UNAUDITED PRO FORMA
                            CONDENSED FINANCIAL DATA
                            AS OF DECEMBER 31, 2010

On December 31, 2011, First SunAmerica Life Insurance Company ("FSA") will merge with and into The United States Life Insurance Company in the City of New York ("USL" or the "Company") (the "Merger"). USL is a wholly-owned subsidiary of AGC Life Insurance Company (the "Parent") and FSA is a wholly-owned subsidiary of SunAmerica Life Insurance Company ("SALIC"), and their ultimate parent, American International Group, Inc. ("AIG"). The primary purpose of the merger is to reduce costs, complexity and regulatory requirements by reducing the number of separate legal entities.

The following tables set forth certain unaudited pro forma condensed financial data of USL, and are based on the historical financial data prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") of USL and FSA. The Unaudited Pro Forma Condensed Financial Statements of USL have been prepared assuming the proposed Merger is accounted for as a transaction between entities under common control and give effect to the proposed Merger by combining USL's and FSA's results of operations as if USL and FSA had been combined since inception. Assets and liabilities transferred between entities under common control are accounted for at historical cost.

The pro forma information set forth below is not necessarily indicative of the results that actually would have been achieved had the transaction been consummated as of the aforementioned date, or that may be achieved in the future. The accompanying unaudited pro forma condensed financial statements should be read in conjunction with the historical financial statements of USL and FSA.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                  UNAUDITED PRO FORMA CONDENSED BALANCE SHEET

                                                                                      December 31, 2010
                                                                  --------------------------------------------------------------
                                                                                                     Pro Forma        Pro Forma
                                                                        USL             FSA         Adjustments       Combined
                                                                  ---------------  -------------  ----------------   -----------
                                                                                  (In Millions, except share data)
ASSETS
Investments:
 Fixed maturity securities, available for sale, at fair value      $       9,448    $      7,088   $         --      $    16,536
 Fixed maturity securities, trading, at fair value                            67              41             --              108
 Equity securities, available for sale, at fair value                          7              --             --                7
 Mortgage and other loans receivable, net                                    734             459             --            1,193
 Policy loans                                                                216              16             --              232
 Investment real estate                                                       22               3             --               25
 Partnerships and other invested assets                                      136              --             --              136
 Short-term investments                                                      826           1,844             --            2,670
 Derivative assets, at fair value                                             --               3             --                3
                                                                  --------------   -------------  -------------      -----------
Total investments                                                         11,456           9,454             --           20,910

Cash                                                                           5              17             --               22
Accrued investment income                                                    120              72             --              192
Reinsurance receivables                                                      285              --             32(c)           317
Deferred policy acquisition costs and sales inducements                      265             318             --              583
Deferred sales inducements                                                    --              93             --               93
Income taxes receivable                                                       19              --            (19)(a)           --
Other assets                                                                 104               2             --              106
Separate account assets, at fair value                                        83             680             --              763
                                                                  --------------   -------------  -------------      -----------
TOTAL ASSETS                                                       $      12,337    $     10,636  $          13      $    22,986
                                                                  ==============   =============  =============      ===========

LIABILITIES AND SHAREHOLDER'S EQUITY
Liabilities:
 Future policy benefits                                            $       5,053    $          6  $          24(c)   $     5,083
 Policyholder contract deposits                                            4,077           8,629              8(c)        12,714
 Policy claims and benefits payable                                          270              --              3(c)           273
 Other policyholders' funds                                                  409              --             --              409
 Income taxes payable                                                         --              57            (19)(a)           38
 Derivative liabilities                                                       16              --             --               16
 Other liabilities                                                           139              96             (3)(c)          232
 Separate account liabilities                                                 83             680             --              763
                                                                  --------------   -------------  -------------      -----------
TOTAL LIABILITIES                                                         10,047           9,468             13           19,528
                                                                  --------------   -------------  -------------      -----------

SHAREHOLDER'S EQUITY:
 Common stock, $2 par value, 1,980,658 shares authorized,
 issued and outstanding                                                        4               3             (3)(b)            4
 Additional paid-in capital                                                2,187           1,886              3 (b)        4,076
 Accumulated deficit                                                        (249)           (806)            --           (1,055)
 Accumulated other comprehensive income                                      348              85             --              433
                                                                  --------------   -------------  -------------      -----------
TOTAL SHAREHOLDER'S EQUITY                                                 2,290           1,168             --            3,458
                                                                  --------------   -------------  -------------      -----------
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY                         $      12,337    $     10,636  $          13     $     22,986
                                                                  ==============   =============  =============      ===========

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
           UNAUDITED PRO FORMA CONDENSED STATEMENTS OF INCOME (LOSS)

                                                                            For the year ended December 31, 2010
                                                                -------------------------------------------------------------
                                                                                                   Pro Forma      Pro Forma
                                                                    USL              FSA          Adjustments      Combined
                                                                -------------    -----------    ----------------  -----------
                                                                                         (In Millions)
REVENUES:
 Premiums and other considerations                              $        512     $       --     $       (4)(d)    $      508
 Net investment income                                                   747            464             --             1,211
 Net realized investment losses                                          (63)           (59)            --              (122)
 Insurance charges                                                       191              5             --               196
 Other                                                                    35             21              6(d)             62
                                                                ------------     ----------     ----------        ----------
TOTAL REVENUES                                                         1,422            431              2             1,855
                                                                ------------     ----------     ----------        ----------
BENEFITS AND EXPENSES:
 Policyholder benefits                                                   787              5              4(e)            796
 Interest credited on policyholder contract deposits                     159            288             (1)(d,e)         446
 Amortization of deferred policy acquisition costs                        48             37             --                85
 Amortization of deferred sales inducements                               --             13             --                13
 General and administrative expenses, net of deferrals                   118             68             (1)(e)           185
 Commissions, net of deferrals                                           100              5             --               105
                                                                ------------     ----------     ----------        ----------
TOTAL BENEFITS AND EXPENSES                                            1,212            416              2             1,630
                                                                ------------     ----------     ----------        ----------
INCOME BEFORE INCOME TAX BENEFIT                                         210             15             --               225

INCOME TAX BENEFIT:
 Current                                                                 (30)            --             --               (30)
 Deferred                                                                (64)           (90)            --              (154)
                                                                ------------     ----------     ----------        ----------
TOTAL INCOME TAX BENEFIT                                                 (94)           (90)            --              (184)
                                                                ------------     ----------     ----------        ----------
NET INCOME                                                      $        304     $      105     $       --         $     409
                                                                ============     ==========     ==========        ==========

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
           UNAUDITED PRO FORMA CONDENSED STATEMENTS OF INCOME (LOSS) (continued)

                                                                           For the year ended December 31, 2009
                                                               -------------------------------------------------------------
                                                                                                  Pro Forma       Pro Forma
                                                                     USL             FSA         Adjustments      Combined
                                                               ---------------  -------------  ----------------  -----------
                                                                                         (In Millions)
REVENUES:
 Premiums and other considerations                             $          571   $        --    $         (5)(d)  $      566
 Net investment income                                                    716            353             --           1,069
 Net realized investment losses                                          (145)          (124)            --            (269)
 Insurance charges                                                        196              7             --             203
 Other                                                                     33             19              6 (d)          58
                                                               --------------   ------------   ------------      ----------
TOTAL REVENUES                                                          1,371            255              1           1,627
                                                               --------------   ------------   ------------      ----------

BENEFITS AND EXPENSES:
 Policyholder benefits                                                    820              4              4(e)          828
 Interest credited on policyholder contract deposits                      166            255             (2)(d,e)       419
 Amortization of deferred policy acquisition costs                         46             37             --              83
 Amortization of deferred sales inducements                                 -             (1)            --              (1)
 General and administrative expenses, net of deferrals                    142             14             (1)(e)         155
 Commissions, net of deferrals                                            109              3             --             112
                                                               --------------   ------------   ------------      ----------
TOTAL BENEFITS AND EXPENSES                                             1,283            312              1           1,596
                                                               --------------   ------------   ------------      ----------

INCOME (LOSS) BEFORE INCOME TAX EXPENSE (BENEFIT)                          88            (57)            --              31

INCOME TAX EXPENSE (BENEFIT):
 Current                                                                   14            (63)            --             (49)
 Deferred                                                                  24             45             --              69
                                                               --------------   ------------   ------------      ----------
TOTAL INCOME TAX EXPENSE (BENEFIT)                                         38            (18)            --              20
                                                               --------------   ------------   ------------      ----------

NET INCOME (LOSS)                                              $           50   $        (39)  $         --     $        11
                                                               ==============   ============   ============      ==========


        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
           UNAUDITED PRO FORMA CONDENSED STATEMENTS OF INCOME (LOSS) (continued)

                                                                         For the year ended December 31, 2008
                                                             -------------------------------------------------------------
                                                                                                Pro Forma       Pro Forma
                                                                  USL             FSA          Adjustments      Combined
                                                             ---------------  -------------  ----------------  -----------
                                                                                      (In Millions)
REVENUES:
 Premiums and other considerations                           $          889   $         --   $         (5)(d)  $      884
 Net investment income                                                  750            326             --           1,076
 Net realized investment losses                                      (2,231)        (1,562)            --          (3,793)
 Insurance charges                                                      197              9             --             206
 Other                                                                   32             21              6(d)           59
                                                             --------------   ------------   ------------      ----------
TOTAL REVENUES                                                         (363)        (1,206)             1          (1,568)
                                                             --------------   ------------   ------------      ----------

BENEFITS AND EXPENSES:
 Policyholder benefits                                                1,130              9              4(e)        1,143
 Interest credited on policyholder contract deposits                    186            207             (3)(d,e)       390
 Amortization of deferred policy acquisition costs                       19            (34)            --             (15)
 Amortization of deferred sales inducements                              --            (14)            --             (14)
 General and administrative expenses, net of deferrals                  140             12             --             152
 Commissions, net of deferrals                                          123              2             --             125
                                                             --------------   ------------   ------------      ----------
TOTAL BENEFITS AND EXPENSES                                           1,598            182              1           1,781
                                                             --------------   ------------   ------------      ----------

LOSS BEFORE INCOME TAX EXPENSE                                       (1,961)        (1,388)            --          (3,349)

INCOME TAX EXPENSE (BENEFIT):
 Current                                                               (413)            (5)            --            (418)
 Deferred                                                               461             20             --             481
                                                             --------------   ------------   ------------      ----------
TOTAL INCOME TAX EXPENSE                                                 48             15             --              63
                                                             --------------   ------------   ------------      ----------

NET LOSS                                                     $       (2,009)  $     (1,403)  $         --      $   (3,412)
                                                             ==============   ============   ============      ==========

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
          NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

1.     GENERAL

The following notes set forth the assumptions used in preparing the unaudited pro forma condensed financial statements. The pro forma adjustments are based on estimates made by USL's management using information currently available.

2.     PRO  FORMA  ADJUSTMENTS

The adjustments to the accompanying Unaudited Pro Forma Condensed Balance Sheet are described below:

       (A) Reclassification of USL's income tax receivable to income tax payable for a net presentation.

       (B) Reclassification of FSA's common stock to additional paid-in capital as a result of the merger.

       (C)     Gross-up  of  FSA's  reinsurance  balances.

The adjustments to the accompanying Unaudited Pro Forma Condensed Statements of Income (Loss) are described below:

       (D) Reclassification of FSA's ceded premium and supplementary contracts with life contingencies to conform presentations.

       (E) Reclassification of FSA's life benefits to conform presentations.

                           PART C -- OTHER INFORMATION

ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements

The following financial statements of FS Variable Annuity Account Five are included in this Registration Statement:
     -   Report of Independent Registered Public Accounting Firm
     -   Statements of Assets and Liabilities as of April 30, 2011
     -   Schedules of Portfolio Investments as of April 30, 2011
     -   Statements of Operations for the year ended April 30, 2011
     - Statements of Changes in Net Assets for the years ended April 30, 2011 and 2010
     -   Notes to Financial Statements

The following financial statements of The United States Life Insurance Company in the City of New York are included in this Registration Statement:
     -   Report of Independent Registered Public Accounting Firm
     -   Balance Sheets as of December 31, 2010 and 2009
     - Statements of Income (Loss) for the years ended December 31, 2010, 2009 and 2008
     - Statements of Comprehensive Income (Loss) for the years ended December 31, 2010, 2009 and 2008
     - Statements of Shareholder's Equity for the years ended December 31, 2010, 2009 and 2008
     - Statements of Cash Flows for the years ended December 31, 2010, 2009 and 2008
     -   Notes to Financial Statements

The following financial statements of First SunAmerica Life Insurance Company are included in this Registration Statement:
     -   Report of Independent Registered Public Accounting Firm
     -   Balance Sheets as of December 31, 2010 and 2009 (restated)
     - Statements of Income (Loss) and Comprehensive Income (Loss) for the years ended December 31, 2010, 2009 (restated) and 2008 (restated)
     - Statements of Shareholder's Equity for the years ended December 31, 2010, 2009 (restated) and 2008 (restated)
     - Statements of Cash Flows for the years ended December 31, 2010, 2009 (restated) and 2008 (restated)
     -   Notes to Financial Statements

The following Unaudited Pro Forma Condensed Financial Data of The United States Life Insurance Company in the City of New York are included in this Registration
Statement:
     -   Unaudited Pro Forma Condensed Balance Sheet as of December 31, 2010
     - Unaudited Pro Forma Condensed Statements of Income (Loss) for the years ended December 31, 2010, 2009 and 2008
     -   Notes to Financial Statements

(b) Exhibits

(1)   Resolutions Establishing Separate Account.....................................    1
(2)   Custody Agreements............................................................    Not Applicable
(3)   (a)  Form of Distribution Agreement...........................................    13
      (b)  Form of Selling Agreement................................................    13
(4)   Variable Annuity Contract
      (a)  Variable Annuity Contract................................................    3
      (b)  Death Benefit Endorsement................................................    2
      (c)  Optional Guaranteed Minimum Account Value Endorsement....................    2
      (d)  Optional Guaranteed Minimum Withdrawal Benefit Endorsement...............    4
      (e)  Optional Guaranteed Minimum Withdrawal Benefit Maximum Anniversary Value
           Endorsement..............................................................    5
      (f)  Optional Guaranteed Minimum Withdrawal Benefit Maximum Anniversary Value
           Rider....................................................................    6
      (g)  Optional Guaranteed Minimum Withdrawal Benefit For Two Lives Rider.......    6
      (h)  Form of Optional Guaranteed Minimum Withdrawal Benefit Endorsement.......    8
      (i)  Form of Optional Guaranteed Minimum Withdrawal Benefit Endorsement.......    8
      (j)  Form of Optional Guaranteed Minimum Withdrawal Benefit Endorsement.......    8
      (k)  Form of Optional Guaranteed Minimum Withdrawal Benefit Endorsement.......    8
      (l)  Form of Optional Guaranteed Living Benefit Endorsement...................    9
      (m)  Form of Optional Guaranteed Living Benefit Endorsement...................    11
      (n)  Form of Optional Guaranteed Living Benefit Endorsement...................    11
      (o)  Form of Optional Guaranteed Living Benefit Endorsement...................    11

      (p)  Form of Return of Purchase Payment Death Benefit Endorsement.............    11
      (q)  Form of Maximum Anniversary Value Optional Death Benefit Endorsement.....    11
      (r)  Merger Endorsement.......................................................    13
(5)   Application for Contract......................................................    3
(6)   Corporate Documents of Depositor
      (a)  Copy of the Bylaws of The United States Life Insurance Company in the
           City of New York, Amended and Restated December 14, 2010.................    12
(7)   Reinsurance Contract..........................................................    Not Applicable
(8)   Material Contracts
      (a)  Form of American Funds Insurance Series and SunAmerica Series Trust
           Master-Feeder Fund Participation Agreement...............................    7
      (b)  Form of Fidelity Variable Insurance Products Trust Fund Participation
           Agreement................................................................    10
      (c)  Form of T. Rowe Price Equity Series, Inc. Fund Participation Agreement...    10
      (d)  Form of Seasons Series Trust Fund Participation Agreement................    2
      (e)  Form of Letter of Consent to the Assignment of the Fund Participation
           Agreement................................................................    13
(9)   Opinion of Counsel and Consent of Depositor...................................    Filed Herewith
(10)  Consent of Independent Registered Public Accounting Firm......................    Filed Herewith
(11)  Financial Statements Omitted from Item 23.....................................    Not Applicable
(12)  Initial Capitalization Agreement..............................................    Not Applicable
(13)  Other
      (a)  Power of Attorney -- The United States Life Insurance Company in the City
           of New York Directors....................................................    Filed Herewith
      (b)  Capital Maintenance Agreement of American International Group, Inc. .....    13
      (c)  Agreement and Plan of Merger including the Charter of The United States
           Life Insurance Company in the City of New York...........................    13


--------

1 Incorporated by reference to Initial Registration Statement, File Nos. 333-116026 and 811-08369, filed on May 28, 2004, Accession No. 0001193125-04-
   096250.

2 Incorporated by reference to Pre-Effective Amendment No. 1 and Amendment No. 1, File Nos. 333-118218 and 811-08369, filed on December 9, 2004, Accession No. 0001193125-04-210437.

3 Incorporated by reference to Pre-Effective Amendment No. 1 and Amendment No. 1, File Nos. 333-116026 and 811-08369, filed on February 1, 2005, Accession No. 0001193125-05-016305.

4 Incorporated by reference to Post-Effective Amendment No. 1 and Amendment No. 2, File Nos. 333-116026 and 811-08369, filed on April 25, 2005, Accession No. 0001193125-05-083915.

5 Incorporated by reference to Post-Effective Amendment No. 6 and Amendment No. 7, File Nos. 333-102137 and 811-08810, filed on October 21, 2005, Accession No. 0000950129-05-009958.

6 Incorporated by reference to Post-Effective Amendment No. 4 and Amendment No. 5, File Nos. 333-116026 and 811-08369, filed on May 1, 2006, Accession No. 0000950148-06-000044.

7 Incorporated by reference to Post-Effective Amendment No. 2 and Amendment No. 3, File Nos. 333-137892 and 811-03859, filed on April 26, 2007, Accession No. 0000950148-07-000101.

8 Incorporated by reference to Pre-Effective Amendment No. 3 and Amendment No. 3, File Nos. 333-146452 and 811-08369, filed on January 31, 2008, Accession No. 0000950148-08-000023.

9 Incorporated by reference to Post-Effective Amendment No. 1 and Amendment No. 4, File Nos. 333-146452 and 811-08369, filed on April 29, 2008, Accession No. 0000950124-08-002116.

10 Incorporated by reference to Post-Effective Amendment No. 2 and Amendment No.
   5, File Nos. 333-146452 and 811-08369, filed on August 26, 2008, Accession No. 0000950137-08-011128.

11 Incorporated by reference to Pre-Effective Amendment No. 1 and Amendment No.
   1, File Nos. 333-157198 and 811-08810, filed on April 28, 2009, Accession No. 0000950134-09-008500.

12 Incorporated by reference to Post-Effective Amendment No. 1 and Amendment No.
   2, File Nos. 333-171493 and 811-04865-01, filed on May 2, 2011, Accession No.
   0001193125-11-120900.

13 Incorporated by reference to Initial Registration Statement, File Nos. 333-
   178841 and 811-08810, filed on January 3, 2012, Accession No. 0000950123-11-
   104741.

ITEM 25.  DIRECTORS AND OFFICERS OF THE DEPOSITOR

                                    POSITIONS AND OFFICES WITH DEPOSITOR
NAMES AND PRINCIPAL BUSINESS        THE UNITED STATES LIFE INSURANCE COMPANY IN THE
ADDRESS                             CITY OF NEW YORK
----------------------------        --------------------------------------------------
William J. Carr(1)............      Director
William J. Kane(3)............      Director
Mary Jane B. Fortin(2)........      Director, Chairman, President and Chief Executive
                                    Officer
Don W. Cummings(4)............      Director, Senior Vice President and Chief
                                    Financial Officer
Kyle L. Jennings(2)...........      Director, Executive Vice President, General
                                    Counsel and Secretary
Scott Harris Richland(6)......      Director
R. Lawrence Roth(16)..........      Director
David R. Armstrong(7).........      President and Chief Executive Officer -- Benefit
                                    Solutions
Ronald J. Harris(8)...........      President -- Matrix Direct
Jeffrey H. Carlson(2).........      Executive Vice President, Chief Service and
                                    Information Officer
Steven D. Anderson(2).........      Senior Vice President
Erik A. Baden(2)..............      Senior Vice President -- Chief Marketing Officer
Wayne A. Barnard(2)...........      Senior Vice President and Illustration Actuary
Robert M. Beuerlein(4)........      Senior Vice President and Chief and Appointed
                                    Actuary
Donna A. Fahey(7).............      Senior Vice President
Brad Gabel(9).................      Senior Vice President, Chief Underwriter
John Gatesman(2)..............      Senior Vice President
Robert F. Herbert, Jr.(4).....      Senior Vice President
Glen D. Keller(4).............      Senior Vice President
Stephen Kennedy(4)............      Senior Vice President
Frank A. Kophamel(4)..........      Senior Vice President
Simon J. Leech(4).............      Senior Vice President
Richard D. McFarland(4).......      Senior Vice President
Laura W. Milazzo(4)...........      Senior Vice President
Larry Nisenson(2).............      Senior Vice President
Barry Pelletteri(7)...........      Senior Vice President
John W. Penko(4)..............      Senior Vice President
Rodney E. Rishel(2)...........      Senior Vice President
Dale W. Sachtleben(10)........      Senior Vice President
Durr Sexton(2)................      Senior Vice President
Edward F. Bacon(4)............      Vice President
Joan M. Bartel(2).............      Vice President
Robert L. Beauchamp(11).......      Vice President
Walter E. Bednarski(7)........      Vice President, Treasurer and Controller
Michael B. Boesen(4)..........      Vice President
Mark Bolding(11)..............      Vice President
David R. Brady(5).............      Vice President
Stephen J. Brenneman(12)......      Vice President
David W. Butterfield(7).......      Vice President
Dan Chamberlain(4)............      Vice President
Mark E. Childs(4).............      Vice President
Lawrence C. Cox(2)............      Vice President
Jay Drucker(2)................      Vice President
Farideh N. Farrokhi(4)........      Vice President and Assistant Secretary
Royce Fithen(13)..............      Vice President
Maike George(4)...............      Vice President
Richard L. Gravette(4)........      Vice President and Assistant Treasurer
Lori S. Guadagno(5)...........      Vice President
Daniel J. Gutenberger(9)......      Vice President and Medical Director

                                    POSITIONS AND OFFICES WITH DEPOSITOR
NAMES AND PRINCIPAL BUSINESS        THE UNITED STATES LIFE INSURANCE COMPANY IN THE
ADDRESS                             CITY OF NEW YORK
----------------------------        --------------------------------------------------
Michael Harrison(11)..........      Vice President
Roger E. Hahn(2)..............      Vice President and Chief Investment Officer
Joel H. Hammer(5).............      Vice President
William P. Hayes(14)..........      Chief Compliance Officer
Tim Heslin(2).................      Vice President
Keith C. Honig(1).............      Vice President
Stephen D. Howard(4)..........      Vice President
Donald E. Huffner(5)..........      Vice President and Real Estate Investment Officer
S. Caitlin Irby(2)............      Vice President
Walter Irby(2)................      Vice President
Karen M. Isaacs(7)............      Vice President
Sharla A. Jackson(13).........      Vice President
Wesley Jarvis(7)..............      Vice President
Debra H. Kile(11).............      Vice President and Medical Director
Randy J. Marash(7)............      Vice President
W. Larry Mask(2)..............      Vice President, Real Estate Investment Officer and
                                    Assistant Secretary
Lochlan O. McNew(2)...........      Vice President and Investment Officer
Beverly A. Meyer(9)...........      Vice President
Deanna D. Osmonson(4).........      Vice President
Rembert R. Owen, Jr.(2).......      Vice President, Real Estate Investment Officer and
                                    Assistant Secretary
Carin M. Phelan(2)............      Vice President
Glenn H. Plotkin(9)...........      Vice President
John R. Rafferty(11)..........      Vice President
Debbie Runge(11)..............      Vice President, Human Resources
Imad A. Salman(7).............      Vice President
Carly Sanchez(11).............      Vice President and Chief Diversity Officer
Michael Sibley(15)............      Vice President
Brian Smith(7)................      Vice President, Finance
T. Clay Spires(4).............      Vice President and Tax Officer
Dale Stewart(4)...............      Vice President and General Auditor
Richard P. Vegh(7)............      Vice President
Jeffrey L. Winkelmann(9)......      Vice President
Lauren W. Jones(2)............      Chief Counsel -- Business Lines and Assistant
                                    Secretary


--------

(1)    147 Warrenton Drive, Houston, TX 77024

(2)    2929 Allen Parkway, Houston, TX 77019

(3)    10816 Andora Avenue, Chatsworth, CA 91311

(4)    2727-A Allen Parkway, Houston, TX 77019

(5)    599 Lexington Avenue, New York, NY 10022

(6)    1685 Rico Place, Palos Verdes Ests., CA 90274

(7)    3600 Route 66, Neptune, NJ 07754

(8)    9640 Granite Ridge Dr., San Diego, CA 92123

(9)    1200 N. Mayfair Road, Milwaukee, WI 53226

(10)   3051 Hollis Drive, Springfield, IL 62704

(11)   2727 Allen Parkway, Houston, TX 77019

(12)   600 King Street, Wilmington, DE 19801

(13)   205 E. 10th Avenue, Amarillo, TX 79101

(14)   Harborside Financial Center, 3200 Plaza 5, Jersey City, NJ 07311

(15)   Walnut Glen Tower, 8144 Walnut Hill Lane, Dallas, TX 75231

(16)   One World Financial Center, 200 Liberty Street, New York, NY 10281

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH DEPOSITOR OR REGISTRANT

The Registrant is a separate account of The United States Life Insurance Company in the City of New York ("Depositor"). The Depositor is an indirect wholly-owned subsidiary of American International Group, Inc. An organizational chart for American International Group, Inc. can be found as Exhibit 21 in American International Group, Inc.'s Form 10-K, SEC File No. 001-08787, Accession No. 0001047469-11-001283, filed on February 24, 2011. Exhibit 21 is incorporated herein by reference.

ITEM 27.  NUMBER OF CONTRACT OWNERS

As of December 1, 2011, the number of Seasons Select II contracts funded by FS Variable Annuity Account Five was 153 of which 95 were qualified contracts and 58 were non-qualified contracts.

ITEM 28.  INDEMNIFICATION

Insofar as indemnification for liability arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

To the full extent authorized by law, the corporation shall indemnify any person made, or threatened to be made, a party to an action or proceeding, whether criminal or civil, by reason of the fact that he, his testator or intestate is or was a director or officer of the corporation or serves or served in any capacity in any other corporation at the request of the corporation. Nothing contained herein shall affect any rights to indemnification to which corporate personnel other than directors and officers may be entitled by contract or otherwise under law.

ITEM 29.  PRINCIPAL UNDERWRITER

(a) SunAmerica Capital Services, Inc. acts as distributor for the following investment companies:

     SunAmerica Annuity and Life Assurance Company -- Variable Separate Account SunAmerica Annuity and Life Assurance Company -- Variable Annuity Account One
     SunAmerica Annuity and Life Assurance Company -- Variable Annuity Account
     Two
     SunAmerica Annuity and Life Assurance Company -- Variable Annuity Account Four
     SunAmerica Annuity and Life Assurance Company -- Variable Annuity Account Five
     SunAmerica Annuity and Life Assurance Company -- Variable Annuity Account Seven
     SunAmerica Annuity and Life Assurance Company -- Variable Annuity Account Nine
     The United States Life Insurance Company in the City of New York -- FS Variable Separate Account
     The United States Life Insurance Company in the City of New York -- FS Variable Annuity Account One
     The United States Life Insurance Company in the City of New York -- FS Variable Annuity Account Two
     The United States Life Insurance Company in the City of New York -- FS Variable Annuity Account Five
     Anchor Series Trust
     SunAmerica Series Trust
     SunAmerica Equity Funds
     SunAmerica Income Funds
     SunAmerica Focused Series, Inc.
     SunAmerica Money Market Funds, Inc.
     SunAmerica Senior Floating Rate Fund, Inc.

(b) Directors, Officers and principal place of business:

OFFICER/DIRECTORS*                               POSITION
------------------                               --------
Peter A. Harbeck.........   Director
James T. Nichols.........   Director, President & Chief Executive Officer
Stephen A. Maginn(1).....   Director, Chief Distribution Officer
Frank Curran.............   Vice President, Controller, Financial Operation
                            Principal and Chief Financial Officer, Treasurer
James D. Siegel..........   Chief Compliance Officer
John T. Genoy............   Vice President
Mallary L. Reznik(2).....   Vice President
Christine A. Nixon(2)....   Secretary
Virginia N. Puzon(2).....   Assistant Secretary


--------

  * Unless otherwise indicated, the principal business address of SunAmerica Capital Services, Inc. and of each of the above individuals is Harborside Financial Center, 3200 Plaza 5, Jersey City, New Jersey 07311.

  (1)  Principal business address is 21650 Oxnard Street, Woodland Hills, CA
       91367.

  (2) Principal business address is 1 SunAmerica Center, Los Angeles, California 90067.

(c) SunAmerica Capital Services, Inc. retains no compensation or commissions from the Registrant.

ITEM 30.  LOCATION OF ACCOUNTS AND RECORDS

All records referenced under Section 31(a) of the 1940 Act, and Rules 31a-1 through 31a-3 thereunder, are maintained and in the custody of The United States Life Insurance Company in the City of New York at its principal executive office located at One World Financial Center, 200 Liberty Street, New York, New York 10281 or at The United States Life Insurance Company in the City of New York's Administrative Offices located at 21650 Oxnard Avenue, Woodland Hills, California 91367.

ITEM 31.  MANAGEMENT SERVICES

Not Applicable.

ITEM 32.  UNDERTAKINGS

GENERAL REPRESENTATIONS

The Registrant hereby represents that it is relying on the No-Action Letter issued by the Division of Investment Management to the American Council of Life Insurance dated November 28, 1988 (Commission Ref. No. IP-6-88). Registrant has complied with conditions one through four on the No-Action Letter.

Depositor represents that the fees and charges to be deducted under the Contracts described in the prospectus contained in this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Depositor in accordance with Section 26(f)(2)(A) of the Investment Company Act of 1940.

UNDERTAKINGS OF THE REGISTRANT

Registrant undertakes to: (a) file post-effective amendments to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity Contracts may be accepted; (b) include either (1) as part of any application to purchase a contract offered by the prospectus forming a part of the Registration Statement, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the Applicant can remove to send for a Statement of Additional Information; and (c) deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, has duly caused this Registration Statement to be signed on its behalf, in the City of Houston, and State of Texas on this 16th day of December, 2011.

                                        FS VARIABLE ANNUITY ACCOUNT FIVE
                                        (Registrant)

                                        By: THE UNITED STATES LIFE INSURANCE
                                            COMPANY
                                            IN THE CITY OF NEW YORK
                                            (On behalf of the Registrant and
                                            itself)

                                        By: /s/ DON W. CUMMINGS
                                            ------------------------------------
                                            DON W. CUMMINGS
                                            SENIOR VICE PRESIDENT AND
                                            CHIEF FINANCIAL OFFICER

                                POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that the person whose signature appears below hereby constitutes and appoints Edward F. Bacon, Don W. Cummings, Kyle L. Jennings and Manda Ghaferi, or each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including pre-and post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, as fully to all intents as he might or could do in person, including specifically, but without limiting the generality of the foregoing, to (i) take any action to comply with any rules, regulations or requirements of the Securities and Exchange Commission under the federal securities laws; (ii) make application for and secure any exemptions from the federal securities laws; (iii) register additional annuity contracts under the federal securities laws, if registration is deemed necessary. The undersigned hereby ratifies and confirms all that said attorneys-in-fact and agents, or any of them, or their substitutes, shall do or cause to be done by virtue thereof.

As required by the Securities Act of 1933, this amended Registration Statement has been signed below by the following persons, on behalf of the Registrant and Depositor, in the capacities and on the dates indicated.



          SIGNATURE                             TITLE                          DATE
          ---------                             -----                          ----
/s/ MARY JANE B. FORTIN             Director, Chairman, President        December 16, 2011
-----------------------------        and Chief Executive Officer
MARY JANE B. FORTIN

/s/ DON W. CUMMINGS                Director, Senior Vice President       December 16, 2011
-----------------------------        and Chief Financial Officer
DON W. CUMMINGS

/s/ WILLIAM J. CARR                            Director                  December 16, 2011
-----------------------------
WILLIAM J. CARR

/s/ KYLE L. JENNINGS                           Director                  December 16, 2011
-----------------------------
KYLE L. JENNINGS

/s/ WILLIAM J. KANE                            Director                  December 16, 2011
-----------------------------
WILLIAM J. KANE

/s/ SCOTT HARRIS RICHLAND                      Director                  December 16, 2011
-----------------------------
SCOTT HARRIS RICHLAND

/s/ R. LAWRENCE ROTH                           Director                  December 16, 2011
-----------------------------
R. LAWRENCE ROTH

                                  EXHIBIT INDEX

EXHIBIT NO.                                     DESCRIPTION
-----------                                     -----------
    (9)      Opinion of Counsel and Consent of Depositor
    (10)     Consent of Independent Registered Public Accounting Firm